    As filed with the Securities and Exchange Commission on March 28, 1997


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                            _______________________

                                   FORM SB-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               (AMENDMENT NO. 2)

                         Genesis Financial Group, Inc.
--------------------------------------------------------------------------------
                (Name of small business issuer in its charter)

        Virginia                     5777                    54-1671737
-------------------------      -------------------       ------------------
(State or jurisdiction         (Primary Standard         (I.R.S. Employer
of incorporation or            Classification Code       Identification No.)
organization)                  Number)

        4206 Williamson Road, Roanoke, Virginia  24012  (540) 265-1368
--------------------------------------------------------------------------------
         (Address and telephone number of principal executive offices)

        4206 Williamson Road, Roanoke, Virginia 24012   (540) 265-1368
--------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

 Richard R. Sayers, P.O. Box 404, Roanoke, Virginia 24003-0404 (540) 343-9800
 ----------------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
                               ---

                        CALCULATION OF REGISTRATION FEE


--------------------------------------------------------------------------------
Title of each     Dollar        Proposed maximum  Proposed maximum   Amount
class of securi-  Amount to be  offering price    aggregate offer-   of regis-
ties to be        registered    per unit          ing price          tration
                  ----------    --------          ---------
registered                                                           fee
----------                                                           ---
--------------------------------------------------------------------------------
Promissory Notes  $6,000,000.00 $10,000.00        $6,000,000.00      $2,069.00
--------------------------------------------------------------------------------
Installment Sales $1,500,000.00 $ 5,000.00        $1,500,000.00      $  518.00
Contracts and
Guarantees
--------------------------------------------------------------------------------


The registrant hereby amends this registration statement on such date or dates may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



Disclosure alternative used (check one):  Alternative 1___; Alternative 2 X
                                                                         -----

              THIS PRELIMINARY PROSPECTUS IS DATED March 28, 1997
                             SUBJECT TO COMPLETION

PROSPECTUS
                         GENESIS FINANCIAL GROUP, INC.
                     A Virginia Corporation (the "Company")
                              4206 Williamson Road
                            Roanoke, Virginia 24012


            $7,500,000.00 Installment Sales Contracts and Corporate
                                   Guarantees


       Installment Sales Contracts ("Contracts") in the aggregate amount of $7,500,000.00 with a
                  minimum investment of one Contract (average
                         contract valued at $5,000.00)

       Guarantee ("Guarantee") by Company of payment obligations arising under the Contracts

                         -----------------------------
                           THESE SECURITIES INVOLVE A
                 HIGH DEGREE OF RISK.  SEE "RISK FACTORS" FOR A
                   DISCUSSION OF CERTAIN FACTORS WHICH SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                       _________________________________


               Offerees will be initially restricted to a minimum purchase requirement of one Contract with Guarantee having a value on average of $5,000.00.


============================================================================================
                           PRICE TO PUBLIC        AGENT'S          PROCEEDS TO
                                               COMMISSIONS/3/       ISSUER/4/

--------------------------------------------------------------------------------------------
Per Contract/               $    5,000.00      $    250.00        $    4,750.00
Guarantee/1/
--------------------------------------------------------------------------------------------
$7,500,000.00               $7,500,000.00      $375,000.00        $7,125,000.00
Installment Sales
Contracts and
Guarantees/2/
--------------------------------------------------------------------------------------------
Total                       $7,500,000.00      $375,000.00        $7,125,000.00
============================================================================================


  Approximate date of proposed sale to the public: As soon as practicable after the effective date of the registration statement.


                    This Prospectus is dated March 28, 1997

(1) The Contracts to be sold hereunder vary in amount and length with the average price of a Contract being $5,000.00 and the average term being 42 months. Accordingly, a minimum investment of approximately $5,000.00 will be required to purchase one Contract. Contracts will be sold on a best efforts basis; however there is no minimum amount of Contracts that must be sold to close this offering. The Company will guarantee payments to Investors under a defaulted Contract until replaced. Contracts and Guarantees will be sold as a single unit. (See "DESCRIPTION OF THE SECURITIES.")


(2) Contemporaneously with this offering, the Company intends to offer for sale up to $7,500,000.00 in corporate promissory notes ("Notes"). However, the Company will not sell more than $7,500,000.00 of Contracts and Notes in the aggregate pursuant to its SB-1 Offering. (See "Description Of The Securities" and "Description Of The Business.")

(3) This estimate is based upon a 5% commission and the sale of all securities offered hereby by the Company's agents. The Company does not intend to pay more than a 5% commission fee to its selling agents. There are no formal arrangements or agreements with any broker or dealer for the placement of the Contracts and Guarantees. The Company reserves the right to enter into such arrangements during the offering period. Principals of the Company will not receive any commissions or other remuneration for selling the Company's securities.


(4) Before deducting estimated offering expenses of $11,318.00.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form SB-1 under the Securities Act with respect to the Contracts and Guarantees offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Contracts and Guarantees offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed with the Commission are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


  As a result of the offering of the Contracts and Guarantees described herein, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all Commission reports, proxy statements and other information required thereby. The Registration Statement and the exhibits and schedules thereto, as well as such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office located at 7 World Trade Center, Suite 1800, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or from the regional office at prescribed rates. The Commission's Web site address is "http://www.sec.gov".

  The Company intends to distribute to its investors an annual report shortly after the end of each fiscal year.

  Until ___________________, all dealers, if any, effecting transactions in the Contracts and Guarantees, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  The Company currently has a minimal operating history. It intends to engage primarily in purchasing and servicing installment sales contracts originated by Mr. Car Man, Inc. ("MCMI"), a Virginia corporation and an Affiliate of the Company, in the sale of used automobiles, vans, light trucks and other vehicles. These installment sales contracts comprise the Contracts offered hereunder. (See "PROSPECTUS SUMMARY"; "DESCRIPTION OF THE BUSINESS"; and "DESCRIPTION OF THE SECURITIES.")

  Please refer to the "Glossary" section of this Prospectus for the meaning of capitalized terms used throughout the text.



              This Offering Involves Certain Material Risk Factors
              ----------------------------------------------------

  In addition to the general risks in investing in a relatively new enterprise, potential investors should consider other major risks, including:

  (i)    competition in the used car business;
  (ii)   the inability of investors to liquidate their investments;
  (iii) the inability of customers to fulfill their contractual obligations under the Contracts;
  (iv) recession or other economic downturn in the economy adversely impacting MCMI's potential customer base;
  (v) increase in charge-offs and delinquencies with respect to the Contracts which could materially and adversely affect the Company's profitability;
  (vi)   the loss of the Company's two principal executives; and
  (vii)  the failure or liquidation of MCMI.

  There is no trading market for the Contracts and there are no assurances, should transfer of such Contracts be authorized, that a market will develop, or if any such market does develop, that it will continue. (See "RISK FACTORS.")



                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                               TABLE OF CONTENTS
                               -----------------

AVAILABLE INFORMATION..............................................................   2

PROSPECTUS SUMMARY.................................................................   7
    The Company and Affiliates.....................................................   7
    Securities Offered.............................................................   8
    Risk Factors...................................................................   9

RISK FACTORS.......................................................................   9
 I.   Risks of Credit Business.....................................................   9
         General Risks.............................................................   9
         Financing Risks...........................................................  10
         Operational Risks.........................................................  11

 II.  Operating Risks..............................................................  11
           Short Operating History.................................................  11
           Limited Capital and Need for Additional Financing.......................  11
           Key Personnel...........................................................  12
           Default Risks...........................................................  12
           Failure of MCMI.........................................................  12
           Replacement Contracts...................................................  12
           Repossession and Casualty Risks.........................................  12
           Lack of Financial Statements............................................  13
           Dependence on Certain Principals........................................  13
           Determination of Offering Price and Under Collateralization.............  13
           Tax Risks...............................................................  13
           Lack of Liquidity.......................................................  13
           Debt Service Obligations................................................  13
           Company's Competition And Affiliation...................................  14
           MCMI's Competition......................................................  14
           Management's Conflict of Interest and Lack of Agreement to Sell
            Contracts..............................................................  14
           Termination of Common Ownership.........................................  15
           Minimum Sale Requirements...............................................  15
           MCMI's Obligation to Replace Contracts..................................  15
III.  Investment Risks.............................................................  16
       No Public Market............................................................  16
       Limitations on Liability of Officers and Directors..........................  16
       No Independent Counsel to Investors.........................................  16
       Subscription of Securities and Shelf Registration...........................  16
       Assignment of Contracts.....................................................  16
       Change in Economic Conditions...............................................  17
       Limitation on Guarantee.....................................................  17
       Collateral..................................................................  17

    USE OF PROCEEDS................................................................. 18

    SUMMARY OF FINANCIALS........................................................... 20

INVESTMENT HIGHLIGHTS..........................................................................  21

DETERMINATION OF OFFERING PRICE................................................................  22

CAPITALIZATION.................................................................................  22

DISCLOSURE OF COMMISSION'S POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.................................................  23

DESCRIPTION OF THE SECURITIES..................................................................  24
    Installment Sales Contracts - Overview.....................................................  24
    Investment Options.........................................................................  24
    Solicitations and Commissions..............................................................  25
    Description and Assignment of Contracts....................................................  25
    Calculation of Purchase Price and Investment Return........................................  25
    Guarantee and Replacement Contracts........................................................  26
    Limitation on Guarantee and Investor's Rights..............................................  26
    Collateral                                                                                   27
    Company's Obligations Under Contract.......................................................  27
    MCMI's Liability...........................................................................  27

DESCRIPTION OF THE BUSINESS....................................................................  27
    Genesis Financial Group, Inc...............................................................  27
    Mr. Car Man, Inc...........................................................................  30

COMPETITION....................................................................................  30

EMPLOYEES......................................................................................  31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS......................................................................  32
  I.  Genesis Financial Group, Inc.,...........................................................  32
         Operating History.....................................................................  32
         Liquidity and Capital Resources.......................................................  32
         Purchase of Contracts from MCMI.......................................................  32
         Source of Revenues....................................................................  32
         Factors Affecting Operations..........................................................  33
         Projections...........................................................................  33

 II.  Mr. Car Man, Inc.........................................................................  33
         Operating History - Overview..........................................................  33
         Analysis of Financials for the Year Ended December 31, 1996...........................  34
           Liquidity and Capital Resources.....................................................  34
           Results of Operations...............................................................  34
         Analysis of Financials for the Three and One-Half Years Ended December  31, 1996......  35
           Liquidity and Capital Resources.....................................................  35
           Results of Operations...............................................................  35
         Prospective Information...............................................................  35
         Results of Operations.................................................................  36
         Benefits of Affiliation...............................................................  37
         Refining the Showroom.................................................................  37

         Warranty..................................................................  37

PROPERTIES.........................................................................  38

LEGAL PROCEEDINGS..................................................................  38

MANAGEMENT.........................................................................  38
    Directors                                                                        38
    Officers                                                                         39
    Biographies of Directors and Officers..........................................  39
    Executive Compensation.........................................................  39

PRINCIPAL STOCKHOLDERS.............................................................  40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................................  40

LEGAL MATTERS......................................................................  41

EXPERTS............................................................................  41

GLOSSARY...........................................................................  41

INDEX TO FINANCIAL STATEMENTS......................................................  43

APPENDIX A:  Retail Installment Sales Contract..................................... A-1

APPENDIX B:  Guarantee And Replacement Agreement................................... B-1

APPENDIX C:  Assignment Of Sales Contract.......................................... C-1

APPENDIX D:  Partial Assignment Of Sales Contract.................................. D-1

APPENDIX E:  Subscription Letter................................................... E-1

APPENDIX F:  Indenture............................................................. F-1

APPENDIX G:  Articles Of Incorporation And Bylaws Of Genesis
             Financial Group, Inc.................................................. G-1

APPENDIX H:  Articles Of Incorporation And Bylaws Of Mr. Car Man, Inc.............. H-1

                               PROSPECTUS SUMMARY

  The information set forth below should be read in conjunction with and is qualified in its entirety by the information and financial statements included elsewhere in this Prospectus.

                           The Company and Affiliates
                           --------------------------

  The headquarters of the Company is located at 4206 Williamson Road, Roanoke, Virginia 24012. The telephone number is (540) 265-1368. The Company has a minimal operating history to date.

  The Company will engage primarily in purchasing and servicing installment sales contracts ("Contracts") originated by Mr. Car Man, Inc. ("MCMI"), a Virginia corporation and an Affiliate of the Company, from the sale of used automobiles, vans, light trucks and other vehicles (collectively referred to as "Automobiles"). The principals and 100% shareholders of the Company are Jeffrey
W. Akers and Franklin W. Blankemeyer, Jr., both of Roanoke, Virginia. Messrs. Akers and Blankemeyer also are the 100% shareholders and principals in MCMI. Although the Company and MCMI were formed simultaneously on June 15, 1993, the principals concentrated exclusively on developing and expanding MCMI's used Automobile business during the past three years. Having established MCMI's market niche in the Roanoke Valley, the principals are ready to implement the second phase of their business plan to establish a funding source for MCMI's business operations. The Company was formed for this purpose and will provide centralized funding, receivables management, and collection services for the two business locations which MCMI currently owns and operates and for its future operations in the used Automobile industry. MCMI's customer base primarily consists of individuals having limited access to traditional sources of consumer credit (the "Non-Prime Consumer"). The Company assists MCMI with the sale of used vehicles by providing an indirect source of funding for such buyers. Contracts which meet the Company's underwriting standards are purchased from MCMI after the Company has reviewed and approved the Automobile purchaser's credit application. In order to achieve an acceptable rate of return on its funding and adjust for credit risks, Contracts are purchased from MCMI at a discount to the remaining principal balance. (See "DESCRIPTION OF THE BUSINESS".)

  MCMI will offer its Contracts for sale exclusively to the Company. Depending upon its capital resources, the Company intends to purchase some or all of the Contracts offered by MCMI from time to time. MCMI has been engaged in purchasing, servicing, selling, and financing used Automobiles since August 2, 1993. MCMI and the Company have targeted the Non-Prime Consumer as its primary customer base. In the past, this segment of the used car market has been very poorly serviced since the consumer had few dealerships from which to choose. MCMI's goal is to establish a new marketing niche in the used car industry in the Roanoke Valley, located in Southwest Virginia, and beyond through a very heavy emphasis on customer service, proper marketing, and sound business management. MCMI currently has two locations serving the Roanoke Valley area and future expansion is planned targeting additional market areas outside the Roanoke Valley.


  Contemporaneously with the offering of its Contracts and Guarantees, the Company will also offer for sale to investors its corporate promissory notes ("Notes"). Since the Guarantees are not being sold as a separate security and are an integral part of each Contract, the references to the term "Contract" hereunder shall be deemed to include the Guarantee where appropriate. Although the Company does not currently intend to sell more than $1,500,000.00 in Contracts to Investors, the Company reserves the right to sell up to $7,500,000.00 in Contracts, as well as up to $7,500,000.00 in Notes. In no event, however, will more than $7,500,000.00 in the aggregate of Contracts and Notes be sold to Investors. The Offering will be conducted over a two (2) year period, and the proceeds will be used to fund the purchase of additional Contracts generated by MCMI and the Company's other business operations. The primary source of funds to cover the return on an Investor's investment hereunder will come in the form of the contractual payments made by the underlying customers liable on the Contracts purchased by the Investor. Although the Company intends to replace a defaulted Contract with a new Contract having similar payment terms, the Company will cover any deficiency that might arise resulting from such default. Accordingly, the Company will guarantee that payments to Investors will continue uninterrupted. In such an event, the Company would have to use its cash reserves or other funds to satisfy such obligations. Because of the nature of MCMI's business, the entire Offering will continue over an extended period of time to allow MCMI the time it will need to generate a sufficient number of Contracts to sell to the Company in order to consummate this offering. In addition, in order to adapt to changing market conditions and maximize its opportunities to capitalize on investors' investment objectives and goals, the Company reserves the right to adjust from time to time the amount of Contracts and Notes it will offer for sale subject to the $7,500,000.00 offering limit. Accordingly, the Company may file amendments to this Prospectus in conjunction with its other periodic reporting requirements.

  The Company's strategy is to grow its portfolio of contract receivables by assisting MCMI in growing its business. The Company and MCMI believe that the nature of their business present significant opportunities for growth for the following reasons: (1) the automobile finance market, with approximately $325 billion in outstanding automobile installment credit as of March 31, 1995, is the second largest consumer credit market in the United States; (2) the Non-Prime Consumer portion of the automobile finance market is estimated to be between $30.0 and $50.0 billion; (3) the used automobile market has grown over the past five years at four times the rate of the new automobile market; and (4) there is not a dominant used car dealer which focuses on the Non-Prime Consumer in the Roanoke Valley or in the other major cities and towns surrounding Roanoke.

  MCMI has successfully concluded a private placement of its Contracts under Rule 504 of Regulation D promulgated under the Securities Act of 1933. Through the private placement of such Contracts, MCMI has raised capital in excess of $950,000.00. Because of the success of MCMI's business and the private offering, the principals of the Company and MCMI look to expand their business and customer base through additional capital infusion. (See "DESCRIPTION OF THE BUSINESS"; "USE OF PROCEEDS"; "DESCRIPTION OF THE SECURITIES"; and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.")

                               Securities Offered
                               ------------------

  The securities described by this Prospectus are comprised of installment sales contracts ("Contracts") generated by MCMI in the course of its normal business operations and purchased by the Company from time to time, together with the Company's guarantee ("Guarantee") of the contractual obligations under each Contract sold. Since the Company's Guarantee pertains to each Contract sold hereunder, future reference to the term Contract shall be deemed to incorporate the underlying Guarantee which securities are sold as a unit. The Company, in its sole discretion, may purchase some or all of such Contracts as they arise and will purchase the Contracts at a discount to the remaining principal balance. Although the underlying value of the Contracts will vary as a function of the purchase transaction, the average price of a Contract is $5,000.00 and the average term of a Contract is 42 months. Investors must purchase a minimum of one Contract. If the offering is oversubscribed, the Company, at its discretion, may reduce an Investor's subscription to accommodate other subscriptions. The bulk of the net proceeds of the offering will be used to purchase additional Contracts from MCMI on an ongoing basis. MCMI will use the funds to replenish its inventory of Automobiles and for working capital. (See "USE OF PROCEEDS; "DESCRIPTION OF THE SECURITIES" and the form Contract in Appendix "A.")

                                  Risk Factors
                                  ------------


  An investment in the Contracts offered hereby will involve certain substantial risks. These risks include a lack of financial flexibility and liquidity, absence of a significant operating history for the Company, potential federal and state regulations of financing institutions, competition, the nature of MCMI's business, the higher risk customer base targeted, and the lack of an
                                               --------
existing market for the Contracts. (See "RISK FACTORS.")

                                      [.]

                                  RISK FACTORS

  An investment in the Company involves significant risks and is suitable only for persons of substantial means who have no need for liquidity in their investments. The following is not intended as a comprehensive discussion of all risks that might be encountered by an Investor in the Company. Investors are urged to consult with independent advisors and tax counsel for the possible personal and tax consequences of an investment in the Company.

  In addition to the other factors and information set forth in this Prospectus, Investors should carefully consider and evaluate the following specific risk factors:

I.  Risks of Credit Business
    ------------------------

  A.  General Risks. The operation of a credit business primarily engaged in
      -------------
purchasing and servicing installment sales contracts for used Automobiles originated by an affiliated company involves certain risks, including those described in this Prospectus. By way of example and not limitation, an investment in the Company is subject to the risk of adverse changes in general or local economic conditions, such as: (i) inability to compete with other consumer funding sources in a competitive market; (ii) inability to raise and/or maintain sufficient capital reserves to finance the purchase of new Contracts originated by MCMI; (iii) inability of MCMI's customers to service their debt;
(iv) inability of MCMI's customers to maintain gainful employment; and (v) inability of MCMI to maintain high patronage levels.

  In addition, certain expenditures associated with investments in the Company (principally debt payments, lease obligations and maintenance costs) are not normally decreased by events adversely effecting the Company's income. In the event debt payments are not met, the Company may lose its leasehold interest in some or all of its current business locations and may sustain as a result of a foreclosure a loss of an asset collateralizing a secured debt. To the extent the Company purchases real property in the future and defaults on any debt secured by such real property, it could suffer a loss of its equity investment in such real estate as a result of a foreclosure.

  The success of the Company also depends upon the management skills of the principal executive officers. The principal executive officers have prior experience in collateral financing and have operated MCMI since its inception. (See "MANAGEMENT" for a more thorough description of the background of the principal executive officers.)

  B.  Financing Risks. The Company will incur substantial indebtedness through
      ---------------
the issuance of the Notes to be offered contemporaneously with the Contracts. Such indebtedness is required to be paid within 3.5 years of the issue dates. The Company has the right to prepay the Notes at any time without penalty. Although the Company anticipates that the indebtedness will be spread out over a period of years, there can be no guarantee that the Company will be able to service all of its indebtedness as it arises under the Notes which could result in the loss of some or all of the Company's assets which in turn may force the Company into bankruptcy and/or liquidation. Without incurring such debt, the Company may be unable to adequately finance the purchase of the Contracts from MCMI. Without such financing, MCMI may be unable to obtain, through operating cash flow and/or from other sources, the funds it needs to meet operating expenses and replenish its inventory of Automobiles. (See "USE OF PROCEEDS.")

  In addition, although the Company does not anticipate incurring any debt obligations pertaining to its Guarantee of the Contracts since the Company will pass through to Investors a sufficient portion of each payment made by the underlying customer on each Contract to satisfy such obligations, there can be no assurance that the Company will have sufficient Contracts available to replace a defaulted Contract to relieve the Company of its obligations to service the indebtedness arising and payable to Investors under a defaulted Contract. Any such additional debt obligations would further burden the Company's cash flow and reserves and could adversely impact its financial viability. (See "DESCRIPTION OF THE SECURITIES" and "DESCRIPTION OF THE BUSINESS.")

  Pursuant to the terms of the offering set forth herein and the Guarantee And Replacement Agreement, the Company will be obligated to replace any defaulted Contract with a new viable one having similar terms and conditions as the defaulted Contract. See the form Guarantee And Replacement Agreement in Appendix "B". Upon the purchase of the Contracts from MCMI, the Company will automatically assume all of the obligations of MCMI for servicing the Contracts, collecting the customer's debt payments and undertaking repossession proceedings in the event of a customer's default. The Company will execute an Assignment Of Sales Contract, or a Partial Assignment Of Sales Contract, in favor of the Investor upon the purchase of a Contract, or an interest therein, as the case may be, to evidence the purchase and assignment transaction. A copy of the Assignment and Partial Assignment forms are appended hereto in Appendices "C" and "D", respectively. (See "DESCRIPTION OF THE SECURITIES.") Except for such assignment, there are no further agreements, contracts or arrangements between or among MCMI, Company and/or the Investors pertaining to these obligations.
The Company will also provide each Investor with its written Guarantee in the form appended hereto in Appendix "B" upon the purchase of a Contract. The Guarantee will also evidence the Company's obligation to replace a defaulted Contract with a new Contract as soon as practicable.

  The Company will purchase at a discount from MCMI from time to time some or all of the Contracts generated through MCMI's business operations to help fund MCMI's capital needs for operating expenses and new inventory. The Company intends to use the bulk of the offering proceeds from the sale of the Contracts for such purposes. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.") The Company will package from time to time some or all of the Contracts it purchases from MCMI for resale to Investors to provide additional funds for the purchase of new Contracts. The Company will be responsible for collecting payments and servicing the Contracts it sells to the Investors. Although the Company anticipates that customer payments under the Contracts will be sufficient to service its obligations to its Investors arising under the Notes and Contracts, there can be no assurance that a customer will not default under his or her Contract. (See "DESCRIPTION OF THE BUSINESS.") In the event of a customer default on a Contract within an Investor's portfolio, the Company will replace the defaulted Contract with a new Contract having similar terms and provisions as soon as practicable. Absent such a replacement Contract or until such a Contract is generated, the Company will be obligated to make all payments due under the defaulted Contract to the Investor. (See the Guarantee in Appendix "B".) There can be no guarantee that a replacement Contract will become available, or if one becomes available that another default will not occur, and/or the Company will have sufficient capital to satisfy all of its payment obligations under the Notes and/or Contracts.

  C.  Operational Risks. If the expenses of operating the Company's business
      -----------------
exceed the Company's income, the Company may have to obtain additional sources of financing or dispose of some of its assets under disadvantageous terms. In addition, in the event the operation of the Company's business does not generate sufficient operating income to pay all of its operating expenses, taxes and debt service requirements, MCMI may not be able to sustain its business operations for lack of financing for new inventory. There can be no assurance that the Company will not incur operating deficits. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.")

  Should the Company's revenues be insufficient to service its debt and pay taxes and other operating expenses, the Company will be required to utilize working capital and/or seek additional funds or financing. There can be no assurance that additional funds will be available to the Company if needed, or, if available, will be on terms acceptable or advantageous to the Company.

II.  Operating Risks

     A.  Short Operating History. Even though the Company was organized on June
         -----------------------
15, 1993, the Company has a minimal operating history. However, MCMI has been operating since August 2, 1993, and has successfully conducted a private placement of its Contracts under Rule 504 of Regulation D, promulgated by the Securities Act, through which it raised in excess of $950,000.00. The Company anticipates that MCMI's business will continue to grow and that MCMI will continue to generate Contracts that will be purchased by the Company and subsequently packaged for resale to Investors. Although the Company believes its commercial paper financing and MCMI's used car business will be profitable, there can be no assurance that the Company will generate sufficient revenues to service all of its debt and other obligations to make the Company profitable.

     B.  Limited Capital and Need for Additional Financing. Although the Company
         -------------------------------------------------
believes it will have sufficient capital from the Offering to commence and continue its business operations on a profitable basis, there can be no assurance that the Company's activities will be successful or will generate adequate cash flow to meet its capital and operational needs as they arise. Therefore, additional capital may have to be raised internally and/or externally from time to time to finance the Company's continuing and expanding business and its capital requirements. Such additional financing may not be available at all or at the time needed or may be available only on adverse terms. If the Company is unable to raise sufficient capital by whatever means, the Company's ability to maintain and/or expand its business operations and MCMI's ability to obtain funding for new inventory may be severely hindered.

     C.  Key Personnel. The Company and MCMI are dependent upon the continued
         -------------
services of Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers. The loss of the services of Mr. Blankemeyer or Mr. Akers could have a significant adverse effect on the Company and/or MCMI.

     D.  Default Risks. As customary with any consumer credit business, there is
         -------------
substantial risk involved with customers defaulting on their obligations under the Contracts. Since the Company will primarily operate to fund the operations of MCMI and since MCMI will target "higher risk" consumers for the purchase of its inventory, the risks of default are enhanced. There can be no guarantee that the Company or MCMI will be able to absorb such losses through repossessions and continued operations. Currently, MCMI experiences a 25% repossession rate based upon the total number of Contracts generated which is within the non-prime industry's national average. The Company anticipates that its credit review policies and the cash flow generated from the resale of repossessed cars will significantly curtail potential losses from customer defaults. (See "INVESTMENT HIGHLIGHTS.")

     E.  Failure of MCMI. Currently, the Company is solely dependent upon MCMI
         ---------------
to generate the Contracts that it intends to purchase, package and resell to Investors. Conversely, MCMI will be primarily dependent upon the Company to provide the needed funding for its operating expenses and new inventory. There can be no assurance MCMI will continue to be successful in the used car business. In the event MCMI experiences a protracted downturn in its used car business or goes out of business, the Company's primary source of Contracts would be materially and adversely impacted. Presently, the Company has no plans for financing other used car dealerships or any other related business. There can be no guarantee that the Company will be able to sustain any such loss of MCMI's level of business and/or its affiliation and/or develop new business relationships to satisfy its operating expenses and other obligations, including its obligations to Investors under the Notes and Contracts, or to continue its operations on a profitable basis.


     F.  Replacement Contracts. In the event a customer defaults on a Contract
         ---------------------
which has been sold to an Investor, the Company intends to replace as soon as possible the defaulted Contract with a new, enforceable Contract having similar terms. The Company will assume all risks of repossession and collection. There can be no guarantee that the Company will be able to maintain or obtain a sufficient number of viable Contracts to replace non-performing Contracts in an Investor's portfolio which would require the Company to satisfy all debt obligations under the defaulted Contract. There can also be no guarantee that the Company will have sufficient reserves or cash flow available to satisfy these obligations. In such case, the Company's profitability and/or financial resources may be severely impacted. (See "DESCRIPTION OF THE SECURITIES" and the Guarantee in Appendix "B".)

     G.  Repossession and Casualty Risks. Repossession of an Automobile sold on
         -------------------------------
an installment basis is an inherent risk of the used car business. However, the Company and MCMI have established credit guidelines which are stringently enforced to help alleviate this risk. In addition, the Company intends to assume all risks associated with a repossession by replacing the Investor's non-performing Contract with a new enforceable Contract having substantially similar terms. The Company will vigorously enforce its repossession rights and resell the repossessed Automobile in accordance with applicable law. On average, twenty-five percent (25%) of all Contracts purchased by Company each year will end in default resulting in repossession of the underlying Automobile. An additional five percent (5%) of Automobiles sold each year are damaged beyond repair. Based upon these assumptions, the Company anticipates that the 25% repossession rate and 5% damage rate will total approximately ten percent (10%) of the

Company's accounts receivable on an annual basis. (See "INVESTMENT HIGHLIGHTS.") However, in most cases involving a casualty, the Company's investment is protected by casualty insurance. (See "DESCRIPTION OF THE BUSINESS.")


     H.  Lack of Financial Statements. Although the Company has had a minimal
         ----------------------------
operating history since incorporating in 1993, a comparative balance sheet has been prepared as of December 31, 1993, 1994, 1995 (audited) and 1996 (audited). In addition, a comparative balance sheet and income statement for the same periods has been prepared for MCMI. Audited financial statements for the year ended December 31, 1995, and an unaudited balance sheet and income statement for the year ended December 31, 1996 for MCMI have also been prepared and are included in this Prospectus. (See the "FINANCIAL STATEMENTS.")

     I.  Dependence on Certain Principals. Franklin W. Blankemeyer, Jr. and
         --------------------------------
Jeffrey W. Akers intend to devote their full time to promote, market and develop the business of the Company and MCMI. There can be no guarantee that all principals will remain with the Company and/or MCMI, and the departure of one or more could adversely affect the future success of the Company and/or MCMI.


     J.  Determination of Offering Price and Under Collateralization. The
         -----------------------------------------------------------
offering price of the Contracts will be determined by the Company in accordance with the procedures set forth in the sections captioned "DESCRIPTION OF THE SECURITIES -Calculation of Purchase Price and Investment Return" and "DETERMINATION OF OFFERING PRICE.") Because of the commonality of the ownership interest in MCMI and the Company, the offering price is not determined in an arms-length transaction. Since MCMI's inventory is predominately late model used Automobiles, most, if not all, Contracts sold to Investors will be under collateralized based upon the wholesale value of the underlying Automobile. However, the offering price is calculated to give the Investor the 20% or 25% annual return option selected by the Investor as provided in the foregoing sections.

     K.  Tax Risks. All prospective Investors should retain their own tax
         ---------
counsel or advisor to discuss the possible tax effects ensuing from an investment in the Company.

     L.  Lack of Liquidity. The Company will service the debt obligations
         -----------------
evidenced by the Contracts through normal business operations in conjunction with MCMI. The Company anticipates that the payments made by customers under the Contracts will be sufficient to satisfy the Investors' investment return. Proceeds from this offering will be used primarily to fund the Company's working capital needs, including the purchase of additional Contracts, and to provide a source of funding for MCMI's business operations. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.") In the event the Company's operating revenues are insufficient to meet its obligations, additional cash requirements must be funded through additional borrowings or credit extensions which may be unavailable. Since the Company will not have substantial assets that can be pledged as collateral for financing purposes, obtaining additional secured financing may not be possible. This lack of financial flexibility and liquidity could adversely impact an investment in the Company.

     M.  Debt Service Obligations. Pursuant to the Offering of its Contracts and
         ------------------------
Notes, the Company will be obligated on a significant level of indebtedness. In addition to the Notes to be offered contemporaneously with the Contracts, the Company will be obligated to service the Contracts sold to Investors in the event a customer defaults and there are no replacement Contracts available. In servicing this indebtedness, the Company may be vulnerable to various risks, including, without limitation, the impairment of the Company's ability to obtain additional financing for working capital, capital improvements or other purposes and a possible downturn in the economy. (See "PROSPECTUS SUMMARY"; "DESCRIPTION OF THE SECURITIES"; and "DESCRIPTION OF THE BUSINESS.")

  N.  Company's Competition and Affiliation. Currently, the Company intends to
      -------------------------------------
purchase Contracts generated solely by its Affiliate, MCMI. Since the Company and MCMI share the same principals and management, MCMI will not offer its Contracts to any other funding source or company. Accordingly, the Company does not anticipate any competition as long as MCMI remains viable and an Affiliate of the Company. There can be no guarantee that MCMI will continue its successful operations and/or remain in business. In such event, the Company would have to contract with one or more alternative sources for such Contracts to continue its business operations. In addition, there can be no guarantee that the principals and management of the Company and MCMI will remain the same and that the business relationship of the companies would continue unchanged as a result. In such case, the Company may have to pursue alternative source for its Contracts. There can be no assurance that such alternative sources can be found, or that the Company will be successful in obtaining a sufficient source of new Contracts to continue operating. (See "DESCRIPTION OF THE BUSINESS.")

  O.  MCMI's Competition. In general, the used car business is highly
      ------------------
competitive. There are numerous competitors in the industry who are more established and who have substantially greater financial resources than the Company and MCMI. In addition, there are numerous competitors having greater name recognition, better capitalization, equivalent or lower pricing guidelines, more experienced organization, and a larger employee base. Also, the Company and MCMI must contend with those competitors having better facilities and/or equipment. Although Management believes MCMI has a significant advantage in the Roanoke Valley at the present time due to the absence of any other dominant used car dealer targeting the Non-Prime Consumer, the high degree of competition in the used car business will remain a primary factor affecting both MCMI's and the Company's profitability. The used car business will also continue to be highly susceptible to changes in the economy and the buying habits of the general public. (See "INVESTMENT HIGHLIGHTS"; "DESCRIPTION OF THE BUSINESS"; and "COMPETITION.")


  P.  Management's Conflict of Interest and Lack of Agreement to Sell Contracts.
      -------------------------------------------------------------------------
Since the Company and MCMI are owned and managed by the same principals, the determination of the discount and purchase price for a Contract purchased by the Company from MCMI is not arrived at in an arms-length transaction. On average, the face value of a Contract is discounted between 25% and 50% when sold to the Company. Currently, the Company is solely dependent upon MCMI to generate the Contracts. Because of the commonality of ownership, there is no separate agreement between the Company and MCMI obligating MCMI to offer the Contracts to the Company at the discounted value, or any other price, or obligating the Company to purchase same. The affiliation of the two companies allow the principals to internalize all business operations. Such an arrangement bestows a significant benefit on the principals in that they are able to offer to its customers through their wholly owned entities both the Automobile and the financing. Accordingly, MCMI has a ready source for factoring its Contracts; the Company has a continuous supply of Contracts; and the principals have complete control over all financial matters. In addition, the affiliation of the principals and the companies maximize other cost efficiencies by allowing the principals to streamline managerial and administrative functions and financial accounting procedures. The principals will have sole discretion in determining which Contracts will be bought and sold as well as the discounted purchase price. However, since the two companies will rely exclusively on the other for their respective business operations, the principals do not believe a written agreement is necessary at this time. Further, since the principals control all decisions in this regard, the principals do not anticipate any adverse impact to Investors since the calculation of an Investor's return is predicated upon the principal and interest payments of the underlying customers which figure remains constant throughout the calculations. Although the principals do not plan on selling their interest in either company, there can be no guarantee that they will continue to jointly own both. In the event of an ownership change in one or both companies, the existing business relationship may be curtailed or severed entirely. In such event, the Company may not have sufficient reserves of replacement Contracts and/or be able to develop new sources for such Contracts to replace defaulted Contracts, and/or be able to continue business operations on a profitable basis. Under such circumstances, the Company may be forced: (i) to assume all the obligations under the defaulted Contracts for their respective terms which obligations would have an adverse impact on the Company's financial resources and viability as a going concern; or (ii) to cease business operations altogether. (See "DESCRIPTION OF THE SECURITIES"; "DESCRIPTION OF THE BUSINESS"; "DETERMINATION OF THE OFFERING PRICE" and "MANAGEMENT".)

  Q.  Termination of Common Ownership.  Because of the commonality of ownership
      -------------------------------
of the Company and MCMI, there is no written contract or agreement between the companies obligating MCMI to sell or offer to sell all of its Contracts to the Company, or obligating the Company to buy same, for the reasons specified in Paragraph P above. In addition, since MCMI is currently obligated to replace defaulted Contracts under its previous offering under Rule 504 of Regulation D, MCMI may be required from time to time to maintain a reserve of Contracts for such purpose until the prior investors are paid in full. The risks to Investors upon termination of the common ownership of the companies and for the lack of a contractual obligation on the part of MCMI to sell the Contracts solely to the Company are the same as set forth in Paragraph P above. (See "DESCRIPTION OF THE BUSINESS" and "MANAGEMENT.")


  R.  Minimum Sale Requirements.  The Company will have to sell a minimum of 3
      -------------------------
Contracts at an average of $5,000.00 each to satisfy the closing costs incurred in conjunction with this offering which costs are set forth in items (a) through
(c) and (e) in the section captioned "Use Of Proceeds" and before it will have excess funds available to fund its working capital account, assuming a minimum of 5 Notes at $10,000.00 each are sold to cover the $46,000.00 in closing costs allocated to that offering. In addition, the Company estimates it will need to sale $2.5 million in Contracts and/or Notes over the twelve month period following the Effective Date to continue its business operations. There can be no guarantee that the Company will be successful in raising these funds within the allocated time or that it will be able to continue operations on a profitable basis irrespective of the amount of funds raised during the Offering.


  S.  MCMI's Obligation to Replace Contracts.  Pursuant to MCMI's prior
      --------------------------------------
Regulation D offering under Rule 504, MCMI is also obligated to replace a defaulted Contract with a new one on similar terms as the Company's obligations set forth in this Prospectus. Notwithstanding MCMI's obligation, the Company's needs shall be given priority over MCMI's in the event both companies need a Contract for replacement purposes. MCMI does not operate under any time restraints for replacing its defaulted Contracts allowing the principals to prioritize the Company's obligations. The principals do not anticipate the occurrence of any such competing circumstances since both MCMI and the Company intend to maintain a pool of valid Contracts for replacement purposes and since MCMI will not be selling Contracts to Investors. Although Management anticipates little or no adverse effects on the supply of Contracts based upon the historical and projected operations of the two companies and the rate of default experienced by MCMI, there can be no assurance that the Company will be able to purchase a sufficient number of Contracts on a timely basis to avoid incurring liability pursuant to its Guarantee of a defaulted Contract and/or continue operations on a profitable basis.

III. Investment Risks
     ----------------

  A.  No Public Market. No public market exists for the Contracts, and it is
      ----------------
unlikely that a ready market will exist at any time in the future. Since the Guarantees are an integral part of each Contract, there is no ready market for the Guarantees either. Accordingly, if an Investor wishes to transfer or sell his Contracts, he may be unable to liquidate his investment promptly at a reasonable price due to market conditions and/or the general illiquidity of such an interest.

  B.  Limitations on Liability of Officers and Directors. The bylaws of the
      --------------------------------------------------
Company provide that the officers and directors of the Company shall be indemnified to the extent allowed by law. Therefore, an Investor may have a more limited right of action against the officers and/or directors than he would have if there were no such limitations.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED WITH RESPECT TO AN OFFICER'S OR DIRECTOR'S ACTION, THE SECURITIES AND EXCHANGE COMMISSION HAS TAKEN THE POSITION THAT SUCH INDEMNIFICATION PROVISION IS AGAINST PUBLIC POLICY AND, THEREFORE, IS UNENFORCEABLE. (SEE "DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.")

  C.  No Independent Counsel to Investors. No independent counsel has been
      -----------------------------------
retained to represent the interests of the Investors. This Prospectus was drafted, in part, by counsel retained by or whose fees are paid, directly or indirectly, by the Company. These documents have not been reviewed by any independent attorney on behalf of the Investors. Each Investor should, therefore, consult with his own counsel and accountants as to the terms and provisions of this Prospectus and all other documents relating thereto.

  D.  Subscription of Securities and Shelf Registration. The Company intends to
      -------------------------------------------------
offer the Contracts over a period of two years. Accordingly, the Company cannot predict with any degree of certainty how successful the offering will be or if the Contracts will be fully subscribed. The Company anticipates that it will take approximately two (2) years to fully subscribe the Contracts. Although the Company anticipates that a successful Offering will provide sufficient revenues to satisfy the Company's financial needs for at least six months following the consummation of the Offering, there can be no guarantee that the Company will be successful even if the Contracts are fully subscribed and/or will be able to pursue additional financing as and when needed.

  E.  Assignment of Contracts.  Upon the purchase of a Contract, or an interest
      -----------------------
therein, by an Investor, the Contract, or interest therein, will be assigned to that Investor's portfolio. (See "DESCRIPTION OF THE SECURITIES.") Notwithstanding the assignment, the Company will be solely responsible for and shall have the legal right to enforce all contractual obligations of the customers and all rights of MCMI under the Contracts, including, without limitation, the right to repossess the Automobiles. Although the intent of the Company is to relieve the Investor of all such burdens and obligations, in the event the Company cannot replace a defaulted Contract or make the defaulted customer's payments as they become due when necessary; becomes insolvent; or otherwise terminates its business operations, an Investor may be required to enforce the terms and obligations under a Contract, including the commencement of a repossession action, to recover his or her investment hereunder.

  F.  Change in Economic Conditions.  Since the offering will be conducted over
      -----------------------------
a two year period, the Company will be more susceptible to local and national economic changes. Although the Company believes the return options offered on its Contracts will remain attractive during the offering, there can be no guarantee that certain conditions or events will not occur during this period which will have a major impact on the Company's and/or MCMI's business operations. Such events may include a loss of a major employer in the market area of MCMI, especially if the job loss adversely impacts the Non-Prime Consumer, and a major shift in the interest rates. Although an increase in such rates would probably not impact the Non-Prime Consumer since he is accustomed to paying higher interest rates because of his credit history, it could have a deleterious effect on the marketability of the Contracts and/or Notes to Investors by reducing their return on borrowed funds used to purchase the Contracts and/or Notes or by rendering their investment return less competitive in light of current market rates.


  G.  Limitation on Guarantee.  Although the Company will provide its Guarantee
      -----------------------
for each Contract purchased pursuant to the terms and conditions set forth in this Prospectus and in the Guarantee And Replacement Agreement appended hereto as Appendix "B", such Guarantee is subject to the Company's ability, at any given time, to obtain a new, replacement Contract and/or to the availability of sufficient cash reserves and/or cash flow from operations to satisfy the Company's obligations to an Investor in the event a defaulted Contract is not replaced promptly. There can be no guarantee that the Company will always have such Contracts and/or cash resources available as needed. In such an event, the Company will have the right to repossess the Automobile and apply the net sales proceeds to refund the Investor's investment in the defaulted Contract. The Investor has the right to receive the net sales proceeds from the sale of the Automobile after repossession. In the event the Company fails to repossess the Automobile on the Investor's behalf, becomes insolvent or otherwise ceases operations, the Investor may have to implement a repossession action and/or file suit against the customer and/or Company to collect the payments due under the defaulted Contract. Because the amount of the original obligations of the Company to an Investor under a Contract generally exceed the Automobile's wholesale value, there can be no assurance that a repossession action will satisfy the Company's outstanding obligation to the Investor. The Investor would then have to pursue the Company and/or customer for any such deficiency. There can be no guarantee that the Investor will be successful in collecting the deficiency. (See "RISK FACTORS - Determination of Offering Price"; DESCRIPTION OF THE SECURITIES"; and the Guarantee And Replacement Agreement in Appendix "B".)


  H.  Collateral.  Whether an Investor elects the 25% or 20% investment option,
      ----------
the Investor's investment will be secured by the underlying Automobile. An Investor purchasing a partial interest in a Contract under the 20% option will still be secured by the Automobile even though the entire stream of payments due from a customer under the Contract will not be assigned to him. This accounts for the lower investment return since the Investor's risk is less than an Investor purchasing the entire Contract. The Company will retain all excess payments under such Contract. Accordingly, in the event of a default, the Investor will have the same rights to repossess the Automobile and to sue for any deficiency as an Investor who purchases the entire Contract. (See "RISK FACTORS - Limitations on Guarantee" and "DESCRIPTION OF THE SECURITIES - Collateral.")

                                USE OF PROCEEDS



  Currently, the Company has a minimal capitalization. A portion of the proceeds of this offering will be used to pay certain costs and expenses associated with this offering. The following table sets forth the proposed use of proceeds from the sale of the Contracts. Although the Company has the option to sell up to $7,500,000.00 in Contracts, the table assumes that only $1,500,000.00 in Contracts are subscribed. Since the Contracts are being offered to Investors contemporaneously with its corporate promissory notes, the costs associated with both offerings have been pro rated predicated upon the percentage each offering bears to the aggregate $7,500,000.00 offering limit, assuming $1,500,000.00 in Contracts and $6,000,000.00 in Notes are offered and fully subscribed. (See "PROSPECTUS SUMMARY" and "DESCRIPTION OF THE SECURITIES.") The following figures represent the Company's best estimate as to the needs of the Company. Accordingly, such estimates are subject to change as circumstances dictate and should not be relied upon as a definitive account of the ultimate use of the funds. All proceeds of the offering will be held by the Company for the benefit of the Investors.


Proceeds from Offering:                          $1,500,000.00/1/
----------------------                           ----------------
LESS:
----
(a)  Registration Fee:                                  518.00/2/
(b)  State Securities Filing Fees:                    1,300.00/3/
(c)  Non-Refundable Legal Fees, Printing and          8,000.00/4/
     Copying Costs; and Miscellaneous
     Closing Costs Attributable to the
     offering:
(d)  Compensation of Selling Agents:                 75,000.00/5/
(e)  Accounting Fees:                                 1,500.00/6/
(f)  Working Capital and Reserve:                 1,413,682.00/7/

     Total Application of Proceeds:              $1,500,000.00/8/



Notes to Use of Proceeds:
------------------------


1. Based on an offering of Contracts in the amount of $1,500,000.00 being fully subscribed. The Company has the right to sell up to $7,500,000.00 in Contracts but currently does not anticipate selling more than $1,500,000.00 during the offering period. The Company may also sell less than $1,500,000.00. This offering is being made in conjunction with the offering of the Company's Notes. However, the total aggregate amount of Contracts and Notes that may be sold is $7,500,000.00. The Company anticipates this offering will continue for a period of two (2) years. However, all fees and costs listed herein are to be paid whether this offering is successful. (See "DESCRIPTION OF THE SECURITIES.")


2. Based on 1/29 of 1% of the $1,500,000.00 aggregate offering price of the Contracts. Total registration fee for both Notes and Contracts will be $2,587.00. If the offering of the Notes is unsuccessful, the Company will pay the full registration fee from this offering. Such fee is payable before the Effective Date of this Offering.


3. Represents 20% ($1,500,000.00 Contracts offering/$7,500,000.00 aggregate offering amount) of $6,500.00, the estimated cost of registering the Contracts and Notes in the applicable states. This figure is subject to change depending upon the amount of securities offered per state; the registration fee of each applicable state; and the final number of states in which the securities are registered. Such fee is payable on or before the Effective Date of this Prospectus.

4. Represents 20% (calculated as above) of $40,000.00, the estimated costs to be incurred in connection with the Offering including: (i) legal fees; (ii) recording, printing, and travel expenses, and any other organizational or closing costs and fees; and (iii) reimbursement of certain out-of-pocket expenses for filing and other fees incurred in complying with federal and state securities laws. All such fees and costs are non-refundable and shall be paid on or before the Effective Date of this Prospectus. A substantial portion of these expenses have been prepaid. Any excess funds remaining after the payment of the foregoing expenses will be added to the working capital account.

5. Represents the aggregate amount of compensation to be paid to selling agents of the Company based on a 5% commission scale. Assumes the Contracts are fully subscribed solely upon the efforts of the Company's agents. The Company reserves the right to sell some or all of the Contracts through its own efforts without compensation. Any funds not used for commissions will be added to the working capital account.

6. Represents 20% (calculated as above) of $7,500.00, the estimated cost of accounting fees to be incurred with respect to the Offering of the Notes and Contracts. A substantial portion of these expenses have been prepaid. The balance of such fees will be paid on or before the Effective Date of this Prospectus.


7. Represents the balance of the offering proceeds to be used for working capital and reserves. The Company projects that 90% ($1,272,314.00) of such funds will be used for the purchase of additional Contracts generated by MCMI. The remaining 10% ($141,368.00) of these funds will be used: (i) to service the Company's debt obligations under its Notes which are being issued contemporaneously with its Contracts; (ii) to satisfy the Company's operating expenses; and (iii) to fund its reserve account for capital improvements and similar needs.


8. Pursuant to the costs set forth in items (a) through (c) and (e) above, the Company will have to sell a minimum of 3 Contracts at an average of $5,000.00 each to satisfy these obligations and before it will have excess funds available to fund its working capital account, assuming a minimum of five (5) Notes at $10,000.00 each are sold to cover the approximately $46,000.00 in closing costs allocated to that offering. Since there is no existing or formal agreement with a broker or dealer and since there is no fee or commission obligation in effect, the costs do not include item (d) above regarding commission fees. The Company intends to utilize its working capital account to purchase additional Contracts from MCMI and to satisfy its normal operating expenses, including, without limitation, taxes, rent, utilities, salaries and general overhead expenses. Whether the Company is successful in fully subscribing the Contracts, it also intends to use the bulk of the proceeds from the sale of its Notes for such purposes. The Company estimates it will need to sell $2.5 million in Notes and/or Contracts over the next twelve (12) months following the Effective Date to continue its business operations. Because of the nature of MCMI's business, Contracts will be generated over a period of time. Accordingly, such Contracts cannot be purchased from MCMI and resold to Investors until they are generated. The Company's business is predicated upon the continuous flow of Contracts from MCMI. See the section captioned "RISK FACTORS" for a more detailed explanation of the risks involved with an investment in the Company. It should be noted that the Company intends to sell a substantial portion of its Notes over a period of time to correlate with the generation of Contracts by MCMI. (See "DESCRIPTION OF THE BUSINESS.")


                             SUMMARY OF FINANCIALS


   The selected financial data presented below for the periods ended December 31, 1993, 1994, have been derived from the unaudited financial statements of the Company and MCMI. The financial data for the year ended December 31, 1996 and 1995 have been derived from the audited financial statements of the Company and the notes thereto. The financial statements of MCMI as of December 31, 1995 and for the year then ended were audited. The financial statements of MCMI as of December 31, 1996 were unaudited. The unaudited financial statements reflect all adjustments of a normal recurring nature which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. The data set forth below should be read in conjunction with the section captioned "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the "FINANCIAL STATEMENTS," notes thereto and other financial and statistical information appearing elsewhere in this Prospectus.


                                  Years Ended December 31,
                          1993       1994        1995         1996
STATEMENT OF
INCOME DATA
------------------
Net Sales              $ 120,392    559,637    1,135,664    1,994,475
Cost of Sales             92,265    456,841      713,182    1,324,202
                     ------------  ----------  ----------   ---------

Gross Profit              28,127    102,796      422,482      670,273
Operating Expenses        48,695    110,724      167,497      304,498
                     ------------  ----------  ----------   ---------

Operating Income         (20,568)    (7,928)     254,985      365,775
Other Expense, Net         2,394     13,775       31,328       20,688
                     ------------  ----------  ----------   ---------

Net Income (Loss)        (22,962)   (21,703)     223,657      345,087
                     ============  ==========  ==========   =========

STATISTICAL
 DATA
-----------------
Gross Profit               23.36%     18.37%       37.20%       33.61%
                                                                -----
 Margin
Operating Margin          -17.08%     -1.42%       22.45%       18.34%
                                                                -----

BALANCE SHEET
 DATA
-----------------
Working Capital           55,080     92,539      277,465      522,915
                                                              -------
Total Assets              61,645    134,213      393,252      666,983
                                                              -------

Long-Term Debt
 and Capital Leases       81,224    143,260      167,708      188,263
                                                              -------

Stockholders'           ($20,862)  ($41,411)    $143,716     $355,759
                                                             --------
 Equity

  This financial information is prepared on a proforma basis as if the two companies, Genesis Financial Group, Inc. and Mr. Car Man, Inc., were combined during the periods presented. The companies were S Corporations during the periods presented, therefore no provision for income taxes is reported. Effective January 1, 1997, the S Corporation status of Genesis Financial Group, Inc. was terminated, and the Company became subject to corporate income taxes.


                             INVESTMENT HIGHLIGHTS



  The Company has projected revenues to be approximately $1.2 million by year two. Net income for that year is projected at $116,400. (The complete set of projections is included in the section captioned "Financial Statements.") The growth of the Company will be financed by the placement of Notes payable up to $6 million by the end of year two, although the Company may sell up to $7.5 million in Notes pursuant to the Offering. These Notes bear interest at 18% for forty-two months.


  The proceeds of these Notes will be used to acquire Contracts from its Affiliate, MCMI, of up to $7.5 million by the end of year two. The Company will recognize income as interest income is earned, and other fees as collected.

  The projections include a provision for bad debt expense to maintain an average reserve equal to ten percent (10%) of outstanding accounts receivable. These calculations are based on the assumptions that there is a (i) 25% default rate on all Contracts purchased from MCMI, (ii) as well as a 5% casualty rate. It should be noted that in a majority of cases casualty claims will be fully covered by insurance.


  During the first full year of operations, Management plans to establish a separate office and expand its staff to handle the increased volume. To support the growth of the Company, Management must also work to expand the operations of MCMI. The proceeds from the sale of the Notes will be used to purchase Contracts from MCMI on an ongoing basis. To generate the volume of sales necessary, MCMI will manage an aggressive marketing campaign to attract the buyers to the lots. Management is planning to open one new car lot in each of years one and two which will require an additional investment of approximately $100,000 per lot for inventory, and $25,000 per lot for furniture and fixtures. MCMI intends to fund its growth and expansion plans through cash flow generated during normal business operations; revenues received from the sale of its Contracts to the Company; and/or funds obtained from traditional funding sources, such as financial institutions.

  As MCMI expands, other expenses will increase accordingly. The projections included in the section captioned "Financial Statements" reflect Management's estimate of other operating expenses for years one and two.



                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                        DETERMINATION OF OFFERING PRICE


  The offering price for the Contracts will be determined by the Company based upon the value of each Contract, the terms and conditions of each Contract and the investment option elected by an Investor. The determination of the purchase price of a Contract sold by MCMI to the Company is not conducted in an arms-length transaction because of the commonality of ownership of the two companies. (See "RISK FACTORS - Management's Conflict of Interest and Lack of Agreement to Sell Contracts" and "Termination of Common Ownership.") The following is a brief explanation of the process by which the purchase price of a Contract is determined. MCMI finances the sale of an Automobile to a customer amortizable over a 42 month period (average) at 35% per annum. The Contract is then sold to Company at a discount of the face value ranging anywhere from 25% to 50%. Depending on the investment option selected by an Investor, the purchase price of the Contract is calculated to give the Investor the 20% or 25% annual return option selected predicated upon the same principal and interest payments originally established for the customer. Accordingly, the purchase price of a Contract sold to an Investor is a function of the face value of the Contract, the principal and interest payment schedule and the amount of the discounted purchase price to the Company. (See "DESCRIPTION OF THE SECURITIES" and
"DESCRIPTION OF THE BUSINESS.")   In electing the 25% investment option, the
Investor purchases the entire Contract and receives all payments made by the customer under the Contract which amounts will equal the Investor's principal investment and his 25% annual return. With the 20% investment option, the Investor purchases a partial interest in the Contract and receives that portion of the payments made by the customer until the Investor's principal investment is returned with the 20% annual return. In both cases, the Contract is assigned to the Investor's portfolio. There is never more than one Investor per Contract regardless of the investment option selected. (See DESCRIPTION OF THE SECURITIES.")

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1996, on an actual basis. (See "PROSPECTUS SUMMARY" and "USE OF PROCEEDS".)


                                   December 31,
                                1996 Actual/(1)/
                                ------------------
Short-term debt                               -0-
Long-term debt                             11,600
                                           ------

Stockholders' equity:

  Common Stock, no par                      2,000
   value (100 shares
   authorized; 20 shares
   outstanding
  Retained Earnings                       (13,457)
                                          -------

  Total Stockholders' Equity              (11,457)
                                          -------


_______________________
(1) Please see the section captioned "Financial Statements" set forth in this Prospectus.

                    DISCLOSURE OF COMMISSION'S POSITION ON
                INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

  Section 13.1-697 and 13.1-702 of the Code of Virginia, as amended, permit any Virginia Corporation to indemnify its directors and officers against liability incurred in a proceeding if he conducted himself in good faith and believed (a) in the case of conduct in his official capacity with the Corporation that his conduct was in its best interests and (b) in all other cases that his conduct was at least not opposed to its best interests. In the case of a criminal proceeding, a Corporation may indemnify a director made party to such proceeding if he had no reasonable cause to believe his conduct was unlawful. A Corporation may not indemnify a director under those Sections in connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under those Sections in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding. Unless limited by its Articles of Incorporation, the Corporation is required to provide mandatory indemnification to an officer or director who entirely prevails in the defense of any proceeding to which he was a party because he is or was an officer or director of the Corporation against reasonable expenses incurred by him in connection with the proceeding. Also, unless limited by the Corporation's Articles of Incorporation, an officer or director of the Corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or seek indemnification in another court of competent jurisdiction. The court may order indemnification if it determines the officer or director is entitled to mandatory indemnification as described above, in which case the court shall also order the Corporation to pay the officers, or directors' reasonable expenses incurred in obtaining court-ordered indemnification, or, with respect to a proceeding by or in the right of the Corporation, the officer or director is found by the court to be fairly and reasonably entitled to indemnification in view of all the relevant circumstances even though he was adjudged liable, but any indemnifications shall be limited to reasonable expenses incurred. The Corporation is given the power to make further indemnity to any officers or directors that may be authorized by the Articles of Incorporation or any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against gross negligence or willful misconduct.

  The Articles of Incorporation of Genesis Financial Group, Inc. provides that the directors and officers of the Company may be indemnified in the manner, against the matters, and to the full extent provided by the Code of Virginia. The Company may purchase directors and officers insurance for such purposes.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities And Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. (See "RISK FACTORS - Limitations On Liability Of Officers And Directors.")

                         DESCRIPTION OF THE SECURITIES


  A.  Installment Sales Contracts - Overview. The Company intends to offer to
      --------------------------------------
Investors over a two (2) year period not less than $1,500,000.00 in installment sales contracts ("Contracts") generated by and purchased from MCMI during its ordinary course of business together with the Company's Guarantee of such Contracts. The Company has the right to sell up to $7,500,000.00 in Contracts under the rules and regulations of the Commission pursuant to an SB-1 offering. Contemporaneously with this offering, the Company will offer up to $7,500,000.00 of its corporate promissory notes ("Notes"). Currently, the Company intends to offer up to $6,000,000.00 in Notes to investors. In no event may the Company sell more than $7,500,000.00 in Contracts and Notes in the aggregate pursuant to this SB-1 offering. The Company will purchase some or all of the Contracts generated by MCMI from time to time at a discount to the remaining principal balance. The Contract evidences the indebtedness of the customer to MCMI for the purchase of the customer's Automobile. The Contract will be assigned to the Company when it is purchased. The Company will then service the Contract for the full term of the Contract. The Company will package the Contracts and resell them to Investors under the options described below. The Company will use the net proceeds from the sale of the Contracts to Investors to purchase additional Contracts from MCMI. (See "DESCRIPTION OF THE BUSINESS" and "USE OF PROCEEDS.") MCMI will use these funds to replenish its inventory and for operating capital needs. The stream of payments generated by the Contracts will comprise the funding source for the return on an Investor's investment. Each Contract will also be collateralized by the particular vehicle purchased. To minimize the risk to Investors, the Company intends to replace any non-performing Contract with another Contract having substantially similar terms and provisions. (See the Guarantee And Replacement Agreement in Appendix "B".) By replacing such defaulted Contracts, the Company is able to eliminate some of the risks associated with default and repossession. The Company may, from time to time and at its discretion, maintain a limited reserve of viable Contracts to accomplish this goal. The Company may be unable to satisfy its obligations under the Guarantee which would force the Investor to pursue repossession and other legal remedies. (See "RISK FACTORS - Limitation on Guarantee and Investor's
Rights.")


  B.  Investment Options.  Each Investor will have two investment options in
  ----------------------
purchasing a Contract. The Company is offering either a 20% or 25% annual return option depending upon an Investor's risk tolerance. A form of the Contract used by MCMI is appended hereto as Appendix "A."

  (i)  20% Investment Option. Under the 20% investment option, an Investor
       ---------------------
purchases only a partial interest in the Contract. The Company will pass through each payment due and payable under the Contract by the customer to the Investor until the Investor has recovered his principal investment and received a 20% annual return. The balance of the remaining payments due under the Contract will be retained by the Company.

  (ii)  25% Investment Option. Under the 25% investment option, an Investor
        ---------------------
purchases the entire Contract and, accordingly, will receive the entire stream of payments due under the Contract to realize a 25% annual return on his investment. Although an Investor's "at risk" capital would increase, his yield is enhanced. Contract terms will vary between twelve and forty-eight months with the majority of Contracts in the forty-two month range. The purchase price of each Contract will also vary depending upon the term, amount and yield of each Contract. Contracts will be selected and sold to Investors to match their investment option. The Company will deliver the original Contracts to the Investors as they are purchased but will service all

Contracts on behalf of the Investors. The Company intends to pool the Contracts as needed to fulfill each Investor's subscribed amount.


  C.  Solicitations and Commissions.  Solicitations and sales of the Contracts
  ----------------------------------
will be made by the principals and/or agents of the Company. The Company anticipates paying commissions associated with this offering on agents' sales only. The principals of the Company will not receive any commissions or other remuneration on the sale of Contracts. Total estimated commissions would be $75,000.00 assuming a 5% commission, a fully subscribed offering, and agent solicitation only. Currently, the Company has no written or verbal agreement or understanding with any brokerage firm or sales agent. The Company may retain such services during this offering and will use its best efforts in negotiating a 5% commission rate. In the absence of such brokers-dealers, the two principals of the Company, Jeffrey W. Akers and Franklin W. Blankemeyer, Jr., will conduct such activities on behalf of the Company in reliance upon Rule 3 a 4-1 promulgated under the Exchange Act. The Company will issue the Contracts directly to an Investor upon receipt of a validly executed Subscription Letter, a copy of which form is appended hereto in Appendix "E", certified funds in the amount of the purchase price and any other document required by the Company for an investment hereunder.


  D.  Description and Assignment of Contracts.  MCMI uses a standard form Retail
      ---------------------------------------
Installment Sales Contract in all transactions involving the sale of an Automobile. (See Appendix "A" for a copy of the Contract.) Except for the purchase price, interest rate and amortization schedule, the terms of the Contracts will not vary to any significant degree. Upon the Company's purchase of the Contracts from MCMI, MCMI will execute an Assignment Of Sales Contract assigning the Contract to the Company. The Company will then sell the Contract to an Investor for a price determined as provided in Paragraph E below. The Company will execute a separate form Assignment Of Sales Contract or Partial Assignment Of Sales Contract, as determined by the investment option selected by the Investor, assigning the Contract, or a portion thereof as the case may be, to the Investor. Regardless of the investment option selected by an Investor, there is only one Investor per Contract. The Company will not sell multiple interests in a single Contract. (See Appendices "C" and "D" for a copy of the Assignment forms.)

  E.  Calculation of Purchase Price and Investment Return.  The purchase price
      ---------------------------------------------------
of a Contract for an Investor is determined based upon the original face value of the Contract, the interest rate, the amortization schedule and the discounted purchase price paid by the Company. The following example best describes the mechanism by which the discounted purchase price to the Company, the purchase price to the Investor and the Investor's investment return are calculated.

  1. MCMI sells an Automobile to a customer for $5,695.00 and finances the purchase price over a period of 42 months at 35% interest. Principal and interest payments equal $236.94 per month.


  2. MCMI sells the Contract to Company for 75% of the face value or $4,271.25 ($5,695.00 x 75%). On average, MCMI will discount the purchase price between 25% and 50%. Such an arrangement is within the sole direction of the principals since both companies are owned and managed by said principals. The principal and interest payments due under the Contract remain unchanged.

  3. Assuming an Investor elects the 25% annual return option, the purchase price of the Contract sold to the Investor is $6,589.28.

  4. Based upon the 42 monthly payments of $236.94, the Investor receives $9,951.48 during the term of the Contract. The $9,951.48 represents a return of the Investor's principal investment of $6,589.28 plus a 25% annual return on that investment totalling $3,362.20.


  As long as the underlying customer makes his debt payments under the Contract on time, the Investor will receive his investment return, as aforementioned, in the form of a pass through mechanism by which the Company remits some or all of the customer's payments each month to the Investor. In the event of a default and a replacement Contract is not readily available, the Company will be obligated to continue such payments out of its cash reserves or other revenues. This obligation is set forth in its Guarantee described below.


  Because MCMI and the Company share common owners and management, the purchase price of a Contract sold to the Company is not established in a negotiated or arms-length, transaction. Such calculations are subject to the sole discretion of and are based upon the factors set forth above in this paragraph E. (See "RISK FACTORS - Management's Conflict of Interest and Lack of Agreement to Sell Contracts" and "Termination of Common Ownership.")

  F.  Guarantee and Replacement Contracts.  Upon the purchase of a Contract by
      -----------------------------------
an Investor, the Company will execute a Guarantee And Replacement Agreement ("Agreement") in the form appended hereto as Appendix "B". The Agreement will obligate the Company to replace a defaulted Contract with a viable one as soon as reasonably practicable under the circumstances. The new Contract will have terms and conditions similar to the defaulted Contract. In addition, the Agreement will obligate the Company to guarantee that all payments due an Investor under a defaulted Contract are paid on a timely basis until a replacement Contract is substituted therefore. The Company intends to undertake all risks associated with a defaulted Contract, including, without limitation, repossession. Absent a replacement Contract, the Company will be forced to use its cash reserves or other revenue sources and/or borrow the funds to satisfy its obligations under the defaulted Contract.


  G.  Limitation on Guarantee and Investor's Rights.  Although the Company will
      ---------------------------------------------
provide its Guarantee for each Contract purchased pursuant to the terms and conditions set forth in this Prospectus and in the Guarantee And Replacement Agreement appended hereto as Appendix "B", such Guarantee is subject to the Company's ability, at any given time, to obtain a new, replacement Contract and/or to the availability of sufficient cash reserves and/or cash flow from operations to satisfy the Company's obligations to an Investor in the event a defaulted Contract is not replaced promptly. There can be no guarantee that the Company will always have such Contracts and/or cash resources available as needed. In such an event, the Company will have the right to repossess the Automobile and apply the net sales proceeds to refund the Investor's investment in the defaulted Contract. The Investor has the right to receive the net sales proceeds from the sale of the Automobile after repossession. In the event the Company fails to repossess the Automobile on the Investor's behalf, becomes insolvent or otherwise ceases operations, the Investor may have to implement a repossession action and/or file suit against the customer and/or Company to collect the payments due under the defaulted Contract. Because the amount of the original obligations of the Company to an Investor under a Contract generally exceed the Automobile's wholesale value, there can be no assurance that a repossession action will satisfy the Company's outstanding obligation to the Investor. The Investor would then have to pursue the Company and/or customer for any such deficiency. There can be no guarantee that the Investor will be successful in collecting the deficiency. (See "RISK FACTORS - Determination of Offering Price"; DESCRIPTION OF THE SECURITIES"; and the Guarantee And Replacement Agreement in Appendix "B".)


  H.  Collateral.  Whether an Investor elects the 25% or 20% investment option,
      ----------
the Investor's investment will be secured by the underlying Automobile. An Investor purchasing a partial interest in a Contract under the 20% option will still be secured by the Automobile even though the entire stream of payments due from a customer under the Contract will not be assigned to him. This accounts for the lower investment return since the Investor's risk is less than an Investor purchasing the entire Contract. The Company will retain all excess payments under such Contract. Accordingly, in the event of a default, the Investor will have the same rights to repossess the Automobile and to sue for any deficiency as an Investor who purchases the entire Contract. (See "RISK FACTORS - Limitations on Guarantee" and "DESCRIPTION OF THE SECURITIES - Collateral.")


  I.  Company's Obligations Under Contract.  Upon the assignment of a Contract
      ------------------------------------
from MCMI to Company, the Company will assume all of the rights of MCMI to enforce the terms of the Contract against the customer, including, without limitation, repossession and collection rights. MCMI will have the obligation to fulfill all obligations arising under its warranty. (See "DESCRIPTION OF THE BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.") The principals do not anticipate the Company will have any liability to the customer since it did not participate in the negotiation or execution of the Contract. However, the Company may be subject to certain defenses to enforcement actions that a customer would raise against MCMI, including the failure of MCMI to fulfill its warranty or its money back obligations. There can be no guarantee that the Company will be immune from legal process in the event of a dispute between the customer and MCMI. Even if the Company is fully absolved of any such liability, it still could incur certain legal costs to defend its position. (See "RISK FACTORS - Legal Liability.") There is no additional exposure for the Company arising from a customer's complaint resulting from its Guarantee hereunder.


  J.  MCMI'S Liability.  MCMI will have no liability to an Investor of a
      ----------------
Contract arising from a default thereunder since there is no agreement or other arrangement between MCMI and the Investors. Investors shall deal solely with the Company. Company shall have the right to pursue MCMI in the event of a breach or failure by MCMI to fulfill its obligations under the Contract. Investors shall note that because of the existing relationship of the principals and the companies, it is highly unlikely that the Company would pursue any such rights against its Affiliate. In such event, the Company would endeavor to remedy the default by other methods, such as replacing the Contract in question with a new one. (See "DESCRIPTION OF THE SECURITIES - Guarantee And Replacement Contracts" and Appendix "B" for the Guarantee And Replacement Agreement.)



                          DESCRIPTION OF THE BUSINESS


  A. Genesis Financial Group, Inc.  The Company was incorporated on June 15,
     -----------------------------
1993, under the laws of the Commonwealth of Virginia as an S Corporation under the Internal Revenue Code ("Code"). Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation under the Code. The Company was formed specifically to provide a ready funding source for Mr. Car Man, Inc. ("MCMI"), a used car dealership and an Affiliate of the Company. The Company is 100% owned by Jeffrey W. Akers and Franklin W. Blankemeyer,

Jr. The principals in the Company are the same as in MCMI. The Company has a minimal operating history to date but anticipates capitalizing on a significant business opportunity by actively participating as the financial arm of MCMI's business. As previously discussed, the Company will purchase at a discount some or all of the Contracts generated by MCMI from time to time upon the sale of its Automobiles. The Company intends to package the Contracts and offer them to Investors on an ongoing basis to generate revenues for business operations, including the purchase of additional Contracts from MCMI.


  In conjunction with the underlying offering of Contracts, the Company will also register up to $7,500,000.00 in Notes for sale to investors. However, the Company cannot sell more than $7,500,000.00 in Contracts and Notes in the aggregate pursuant to its SB-1 offering. MCMI's targeted market will primarily consist of those individuals who are unable to obtain financing through traditional sources because of poor credit or other salient risks, including, without limitation, divorce, medical emergencies, and job loss ("Non-Prime Consumers"). Such customers are generally deemed to be in a "high risk" classification by most conventional lenders giving them little opportunity to reestablish their credit status and to redeem themselves in the consumer market place. The Company will follow strict guidelines before approving any such financing, including, without limitation, reviewing credit reports and verifying employment and residence status. In addition, the Company must be reasonably assured that the customer has the ability to pay without adversely impacting the customer's standard of living. The Company retains the right to review and revise its credit terms as and when it deems necessary or appropriate under the circumstances. Although strict adherence to these guidelines will not prevent non-performance of every Contract, the Company reasonably believes that it will reduce the exposure of the Company to customer defaults. (See "RISK FACTORS"; "INVESTMENT HIGHLIGHTS"; and the Financial Statements in this Prospectus.)

  MCMI will assign and transfer to the Company all Contracts purchased by the Company and the motor vehicle titles to the Automobiles covered by such Contracts. The Company intends to use the bulk of the funds received from the sale of the Contracts to Investors to purchase additional Contracts. MCMI will use the funds it receives from the sale of its Contracts to Company to finance its business operations including, without limitation, the replenishment of its inventory. The Company anticipates a steady stream of Contracts since the targeted customer base for MCMI will be comprised of individuals who are unable to obtain financing through traditional or other sources. (See "USE OF PROCEEDS" and "INVESTMENT HIGHLIGHTS.")

  The Company will service all Contracts for the benefit of Investors just as if the Company had retained its interest in the Contracts. Accordingly, the Company will collect all payments due from the underlying customers, and fulfill any and all obligations originally imposed upon and enforce all rights originally granted to MCMI thereunder, including, without limitation, the commencement of collection and/or repossession actions in the event a customer defaults. A majority of repossessed cars will be auctioned or resold by the Company.

  Although the Company will provide a funding source for MCMI's business operations, it is not subject to any lending or consumer credit licensing requirements under the laws of the Commonwealth of Virginia since it is an Affiliate of MCMI and purchases the consumer Notes at a discount.


  Pursuant to the closing costs set forth in items (a) through (c) and (e) in the section captioned "Use Of Proceeds," the Company will have to sell a minimum of 3 Contracts at an average of $5,000.00 each to satisfy these obligations at closing. In addition, the Company will have to sell a minimum of 5 Notes at $10,000.00 each to satisfy the closing costs associated with that offering before the Company will have excess funds to fund its working capital account. The Company estimates that it will need to sell $2.5 million in Contracts and/or Notes over the twelve month period following the Effective Date to commence its business operations. (See "RISK FACTORS - Minimum Sale Requirements.")

  Upon the consummation of the Offering, Management believes the Company will have sufficient revenues to meet its future operating needs for the next six months. Accordingly, after the Offering is closed, the Company may have to seek additional capital or financing from time to time in the future.

  The Company will be contractually obligated under the Guarantee And Replacement Agreement to replace defaulted Contracts with new ones as soon as reasonably practicable. (See "DESCRIPTION OF THE SECURITIES" and Appendix "B" for a copy of this Agreement.) The Company anticipates accomplishing this task either by maintaining a limited reserve of viable Contracts and/or through the purchase of new Contracts from MCMI. The Company intends to purchase as many Contracts from MCMI as funds allow. However, there is no written contractual agreement obligating MCMI to sell its Contracts to Company. Management believes this is unnecessary since both companies are owned by the same principals and since MCMI will be dependent upon the Company to finance its business operations. No Contract will be originated by MCMI or purchased by Company unless the underlying customer satisfies the companies' credit requirements discussed herein.


  MCMI will retain some of its Contracts to satisfy its obligation to replace defaulted Contracts under its previous private placement under Rule 504 of Regulation D of the Securities Act. Although Management anticipates little or no adverse effects on the supply of Contracts based upon the historical and projected operations of the two companies and the rate of default experienced by MCMI, there can be no guarantee that the Company will be able to purchase a sufficient number of Contracts on a timely basis to avoid incurring liability under its Guarantee of a defaulted Contract and/or continue operations on a profitable basis. Except for this obligation, Management anticipates MCMI will offer for sale to Company all of its Contracts as they arise. (See "RISK FACTORS - MCMI'S Obligation to Replace Contracts.") The Company does not use any type or form of selection process in determining which Contracts it will purchase once they arise; subject, however, to the availability of cash or other resources for such purposes.

  In addition to the funds raised from the sale of the Contracts hereunder, the Company intends to use the bulk of the proceeds received from the sale of its Notes to fund the purchase of Contracts from MCMI. The Company will generate revenues from the purchase of the Contracts in two ways. The Company may retain one or more of such Contracts as they are purchased. By retaining the Contract and with interest on a Note at 18%, the Company retains the spread on each monthly payment equal to the difference between the principal and interest installments made by the customer under the Contract and the principal and interest installments paid by the Company under the Note. By selling the Contract to an Investor, the Company makes its profit up front represented by the difference between the purchase price of the Contract paid by the Investor and the discounted purchase price paid by the Company for the same Contract.

  The Company will undertake to repossess the Automobile in the event a customer defaults. All such repossessed Automobiles will be sold at auction or, to the extent allowed by law, resold by the Company. The opportunity to resell such Automobiles is also dependant upon the condition of the vehicle upon repossession. There can be no guarantee that all repossessed Automobiles will be in the same or similar condition as of the time of original sale.

  B.  Mr. Car Man, Inc.  Mr. Car Man, Inc. ("MCMI") is a Virginia corporation
      -----------------
duly organized on June 15, 1993, as an S Corporation under the Code. MCMI began business on August 2, 1993, at which time it sold its first used vehicle. Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers own all the issued and outstanding stock of MCMI and each play an integral part in the business operations of both companies. MCMI presently has two locations in the City of Roanoke, Virginia.

  MCMI has established its reputation through fresh marketing ideas, a strong emphasis on customer service and a sound financial base. MCMI strives to focus on its customers and their needs. In addition, MCMI believes it has implemented the best service program for its customers. Currently, MCMI offers all customers a service agreement based on dealer's cost. Such a program covers the actual cost of all parts needed with labor under warranty currently charged at $22.50 per hour. This service agreement continues as long as the Contract is outstanding.

  Prior to this Offering, MCMI successfully concluded a limited private placement offering under Rule 504 of Regulation D of the Securities Act of 1933. Through this offering, MCMI raised in excess of $950,000.00. MCMI targets the higher risk, Non-Prime Consumer, since there is a tremendous market for this type consumer. MCMI anticipates that the majority of the Contracts it generates will be sold at a discount to the Company through which it will obtain the financing it needs to replenish its inventory and meet its other operating capital needs. MCMI will retain some Contracts from time to time to fulfill its obligations to its previous investors under the 504 offering with respect to defaulted Contracts. There is no written agreement between MCMI and the Company obligating MCMI to sell its Contracts exclusively to the Company. However, because of the commonality of ownership of the two companies, the success of the companies' business operations will depend upon such an arrangement. Accordingly, Management has no intention to deviate from this course of action.

  MCMI's future goals include the development of a new showroom concept to augment its customer base and additional expansion. MCMI intends to install video monitors which will play segments of movies and comedy routines poking fun at the used car industry. Inter-mixed between these segments will be songs and other musical themes about cars in general which will be played through a computerized sound system. MCMI intends to package this media presentation in displays incorporating parts of cars. This concept will provide a more captivating and entertaining experience for the consumer. MCMI intends to implement this new showroom concept at its second location at 4206 Williamson Road. MCMI's goal is to open a new lot at a rate of one per year for the next three years. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.")

  MCMI has implemented strict credit guidelines for its potential customers. MCMI does not utilize loan-to-value ratios in determining credit worthiness. Instead, it scrutinizes a customer's job retention, residence history, debt service requirements, income potential and other similar factors. Because MCMI targets the Non-Prime Consumer, standard loan-to-value ratios are not emphasized.

                                  COMPETITION

  Since the Company intends to purchase all of its Contracts from its Affiliate, MCMI, the Company has no direct competition for such Contracts. However, if MCMI experiences a downturn in its business, becomes insolvent, or goes out of business, or if the common ownership of the Company and MCMI should change for whatever reason, the Company may be forced to pursue other dealerships and/or consumer related businesses to continue its business operations. In such event, the Company could encounter significant competition in its market area which competition could have an adverse effect on its financial viability and business operations. (See "RISK FACTORS - Company's Competition and Affiliation.")

  Management estimates that the Company has 5 major direct competitors in the Non-Prime Market in its existing market area in Southwest Virginia which includes Roanoke City, Salem City, Roanoke County, Botetourt County, Montgomery County and the Town of Vinton. In addition, there are numerous new and used car dealers in the market area in general. Because of the difficulty in ascertaining the sales volume of its competitors, Management is not able to determine its percentage share of the used car market at this time.

  The Non-Prime Market is very fragmented and highly competitive. Despite significant opportunities, many financial entities, such as banks, savings and loans, credit unions, captive finance companies and leasing companies, do not consistently provide financing to this market. These organizations, which have consistently serviced the automobile finance business, have migrated toward higher credit quality consumers. The entities which do provide consistent financing for Non-Prime Consumers can be broken into two primary categories:
(i) publicly traded specialty automobile finance companies; and (ii) dealers who provide financing programs directly to the consumer. The remainder is comprised of smaller finance organizations that solicit business when their capital resources permit.

  Due to the fact that specialty finance companies must compete with one another for each car dealer's business, the Company believes it has a significant advantage because MCMI will sell its Contracts exclusively to the Company. The dealer who finances his own vehicles and does not sell off his contracts finds himself at a disadvantage due to the substantial amount of capital that the car/ finance business requires. These dealers typically do not have large resources of capital and typically sell their vehicles AS/IS without offering any kind of extended service warranty.

  Because of its affiliation with the Company, MCMI anticipates having sufficient capital to implement and provide fresh marketing ideas, a clean atmosphere, and friendly sales associates which, in turn, will separate it from its competitors. MCMI's dedication to the customer, its exclusive bumper to bumper warranty (which is a dealer cost warranty and lasts for the entire term of the Contract) and its five day money back guarantee will help MCMI, and therefore the Company, to prosper in this large and growing segment of the industry. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "DESCRIPTION OF THE BUSINESS.")


                                   EMPLOYEES

  Currently, the Company and MCMI have eight (8) employees in addition to the two (2) principals who are full-time employees. There are no employment agreements or other similar arrangements with the employees. None of the employees are currently covered by collective bargaining agreements. Management for both corporations believes that its employee relations are satisfactory. (See "MANAGEMENT.")

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



I.  Genesis Financial Group, Inc.
    -----------------------------

  A.  Operating History.  The Company has a minimal operating history to date.
      -----------------
Although the Company and MCMI were incorporated at the same time, the principals of the Company realized that they had to concentrate exclusively on building MCMI's business in the initial years to generate the customer base and sales volume needed to support the financing arm of their used car business. The principals have successfully completed this part of their business plan and now seek to expand their business to incorporate the credit side of the used car industry. By providing customers with well-maintained used cars and favorable credit terms not readily available elsewhere, Management believes the Company and MCMI will become firmly entrenched in its market area. Through the Offering, the Company should become sufficiently capitalized to maintain its market niche.

  B.  Liquidity and Capital Resources.  Although the Company currently has no
      -------------------------------
lines of credit and the availability of credit in the foreseeable future is uncertain, Management believes that the Company will be able to meet its future obligations after the Offering through internally generated funds, primarily the collection of payments due and owing under the Contracts, and/or externally generated funds, primarily the continued placement of its Contracts. However, there is no assurance that such collections will be sufficient to: (i) cover all future obligations of the Company; (ii) purchase Contracts as they arise; and/or
(iii) meet the operating needs of MCMI. Under such circumstances, the Company may have to seek additional sources of financing and/or credit which it may not be able to obtain or which may be available only on unfavorable terms.

  The Company will generate revenues from the purchase of Contracts in two ways. The Company may retain one or more of such Contracts as they are purchased. By retaining the Contract and with interest on a Note at 18%, the Company retains the spread on each monthly payment equal to the difference between the principal and interest installments made by the customer under the Contract and the principal and interest installments paid by the Company under the Note. By selling the Contract to an Investor, the Company makes its profit up front represented by the difference between the purchase price of the Contract paid by the Investor and the discounted purchase price paid by the Company for the same Contract.

  C.  Purchase of Contracts from MCMI.  The Company was formed to be the
      -------------------------------
financing arm for the principals' used car business conducted by MCMI. Although the two companies are owned by the same principals and will rely significantly on the successful operations of each other, the companies will operate as separate and distinct entities. MCMI has been successfully operating on its own since its inception. The Company intends to utilize the funds raised from the sale of the Contracts and Notes to purchase additional Contracts from MCMI as they become available. The Company will purchase such Contracts at a discount of the original face value. See the section captioned "DESCRIPTION OF THE SECURITIES - Calculation Of Purchase Price and Investment Return" for a more detailed description of how the discount is calculated.

  D.  Source of Revenues.  As aforementioned, the Company anticipates generating
      ------------------
the revenues it will need to satisfy its operational needs, including the payment of normal operating costs such as utilities, rent, payroll, bad debt, repossession costs, debt service, etc., primarily through the sale of its Contracts and Notes and through the excess funds generated from customer payments under the Contracts. (See "DESCRIPTION OF THE BUSINESS" and "DESCRIPTION OF THE SECURITIES.") Investment and similar income will also be available for such purposes. The Company intends to sell the Notes as Contracts arise from MCMI's business operations. Accordingly, as a general rule, the Company will not incur additional debt under the Notes until such time as Contracts become available for purchase. MCMI has been successful in selling its Contracts to investors in the past. The Company intends to target this existing group of investors for its Contracts as well.

  E.  Factors Affecting Operations.  Currently, the Company will rely
      ----------------------------
exclusively on MCMI to generate the Contracts. If MCMI's volume of business should become stagnant or decrease, or if it should become insolvent, the Company would have to find other sources for such Contracts to continue its business operations. See the section captioned "RISK FACTORS" for a more detailed discussion of the various risks involved regarding the affiliation of MCMI and the Company and the proposed business operations of both entities. In addition, a significant change in the local economy, such as a loss of a major employer, could also adversely impact the Company's business operations if the jobs lost have an inordinate impact on the Non-Prime Consumer workforce. In addition, an increase in interest rates could also impact the Company's viability. However, the Company would not anticipate a significant impact to MCMI's business since the bulk of the Contracts represent the Non-Prime Consumer who, because of his status, is accustomed to paying higher interest rates. Such changes could affect the marketability of the Contracts and/or Notes to Investors by reducing their return on borrowed funds used to purchase the Contracts and/or Notes or by rendering their investment return less competitive in light of current market rates. (See "RISK FACTORS.")


  F.  Projections.   Management is optimistic about the business opportunities
      -----------
available to the Company and MCMI in the Non-Prime Market. Based upon the growth of MCMI since its inception and the forecasts for future growth and expansion described below, Management believes the Company will experience continuous growth as the number of Contracts generated by MCMI increases. The projections for growth of MCMI are based on historic amounts and plans for the next two years. For the year ended December 31, 1996, MCMI sold 317 Automobiles at an average price of $5,630 per vehicle from their primary car lot, which opened in October, 1995, and a second smaller lot. Total number of sales in 1994 and 1995 were 114 and 192, respectively. Based on the 1996 average price of a car sale, MCMI projects sales of approximately 310 vehicles for 1997 and 620 for 1998. To accomplish this sales volume, MCMI plans an aggressive marketing campaign to reach its target market. Projections include advertising expense at approximately 2.8 percent of sales volume, where industry averages are less than one-half of that percentage. MCMI has experienced an average growth rate over 200 percent since its first year in business. Management anticipates this growth rate to continue through the first year of its Offering of Notes and Contracts. In the first year of the Offering, MCMI plans to open its third car lot to provide the additional inventory and sales staff to handle the increased volume. Later in the second year, a fourth car lot will be opened.
Accordingly, the Company's growth and profitability are inextricably interrelated with MCMI's. See the sections captioned "INVESTMENT HIGHLIGHTS" and "DESCRIPTION OF THE BUSINESS" for a more detailed description of the business operations of the Company and MCMI.

II.  Mr. Car Man, Inc.
     ----------------


  A.  Operating History - Overview.  MCMI has grown rapidly since its inception
      ----------------------------
in mid-1993, increasing its revenues from $120,392 for the six months ended December 31, 1993 to

$1,125,664 for the year ended December 31, 1995 to $1,994,475 for the year ended December 31, 1996. MCMI has averaged gross profit of 29.7% and net profit of 11.1%. The operations of MCMI have evolved from the basic premise of selling and leasing Automobiles to the financing of the purchase price and the successful completion of a limited private placement offering of its Contracts.



  The growth of MCMI has been realized through aggressive advertising campaigns targeted at its potential customer base. Automobiles sold in the year ended December 31,1995 totaled 192 and has climbed to 317 through the fourth quarter, 1996. To maintain the growth in volume, MCMI expanded its employee base from the two founding stockholders to include sales positions, mechanics and administrative staff. In 1995, MCMI opened it second car lot which also houses its administrative offices. MCMI financed its growth initially through funds borrowed from individuals. With the successful limited private placement offering of its Contracts, funds in excess of $950,000.00 were raised. The future expansion of MCMI to one additional car lot per year for the next three years will be financed from the growth of MCMI's Contracts volume the bulk of which Contracts will be acquired by the Company with funds generated through the SB-1 offering of its Contracts and Notes in the aggregate amount of $7,500,000.00.


  B.  Analysis of Financials for the Year Ended December 31, 1996.
      -----------------------------------------------------------


      (i) Liquidity and Capital Resources.  For the year ended December 31,
          -------------------------------
          1996, working capital increased by $245,450. Cash flow from operations was primarily affected by a net profit of $347,599, less an increase in accounts receivable and inventory of $231,952. Cash provided by operations of $135,868 was used generally to fund distributions to shareholders and reduce balances of outstanding liabilities. MCMI also received proceeds from new loans of $58,048 during 1996, when combined with operations generated an increase in cash of $40,633.


            MCMI's quick ratio increased from .64 to 1 in 1995 to .90 to 1 in 1996. The increase in the ratio is attributable to the increase in cash as a result of the 75% increase in volume in the most recent year. Historically, MCMI's growth rate has been financed in part by loans from related parties and other third party individuals. Funds were also received from the placement of installment contracts in a successful limited private placement offering.


      (ii)  Results of Operations.
            ---------------------


          (a) Resources and Net Income.  MCMI's revenues for 1996 increased 75%
              ------------------------
             over what was reported in 1995. The increase is attributable to a full year's operation of a larger second car lot that was established in October, 1995. The new lot accommodates more than double the number of Automobiles handled at the original lot.
             Also, additional sales persons were added during 1996 to generate increased sales volume. The average price per car sold in 1996 was relatively consistent with that in previous years, so the increase is due to the number of Automobiles that were sold.


          (b) Income from Operations.  As a percentage of revenues, income from
              ----------------------
             operations was 15% for the year ended December 31, 1996, which is comparable to that in 1995. As MCMI has grown, expenses remained relatively consistent between 1995 and 1996 when analyzed as a percentage of revenue. Advertising expense increased only 13.7% in 1996, due to the effectiveness of the marketing efforts in place.


  C.  Analysis of Financials for the Three and One-Half Years Ended December 31,
      --------------------------------------------------------------------------
      1996.
      ----


      (i) Liquidity and Capital Resources.  MCMI began operations in June 1993,
          -------------------------------
          financing its start up with funds borrowed from individuals who were generally related parties. Cash was used for operations in 1993 and 1994. In 1995, cash flow provided by operations was primarily affected by a net profit of $223,743, less an increase in accounts receivable and inventory of $195,470. Cash provided by operations of $46,664 was used generally to fund distributions to shareholders and acquire property and equipment. MCMI also received proceeds from new loans of $78,315 during 1995, when combined with operations generated an increase in cash of $40,456.


             Stockholders' equity has increased from a deficit of ($12,189) in 1993 to a balance of $367,216 in 1996. This growth has occurred primarily from the increased volume of sales of Vehicles during the existence of MCMI.


      (ii)  Results of Operations.
            ---------------------


          (a) Revenues and Net Income.  Since inception in 1993, MCMI's revenues
              -----------------------
             have experienced an average growth rate of 181%. As a percentage of revenues, net income has grown from a loss of (10.1%) in 1993 to its current level in 1996 of 17.4%. Net income for 1996 was $347,599, a fifty-five percent increase from 1994.


               Revenues for the year ended December 31, 1995 increased 102.9%
             over 1994, and revenues in 1994 increased 364.8% over the short period of operations in 1993. The overall increase in revenues and net income is due to the increased number of Automobiles sold.


          (b) Income from Operations.  As a percentage of revenues, income from
              ----------------------
             operations was 14.7%, 19.8% and 31.5% in 1995, 1994 and 1993,
             respectively. From the date of incorporation through 1995, expenses have not remained consistent as a percentage of revenues because MCMI was not a mature business and was establishing itself in the marketplace. In 1996, its operations settled and remained relatively consistent with 1995.


  D.  Prospective Information.  A key element of MCMI's business plan is
      -----------------------
solidifying its source for capital funding to maintain and satisfy its increasing demand for inventory. As MCMI expands with additional lots, the demand for additional inventory will also increase. Coupled with the historical growth in sales volume, MCMI's need for capital will become of paramount importance. The principals foresaw this need which precipitated the formation of the Company and the Offering. With the affiliated status of both entities, MCMI will have an exclusive source in the Company for marketing its Contracts. Having a ready buyer for its Contracts will allow MCMI to replenish its inventory on an ongoing basis and continue business operations. Through the Offering, the Company will have the funds to purchase the Contracts as they are generated by MCMI. (See "DESCRIPTION OF THE BUSINESS.")

      Management believes MCMI has established a strong reputation in its market area for providing good service and dependable Automobiles. In targeting the Non-Prime Consumer, Management expects MCMI to increase its market share because of the lack of dealers and finance companies competing for this consumer class. (See "COMPETITION.")


      Management anticipates achieving its principal goal of enhanced sales volume through a number of initiatives. First, MCMI plans on implementing an aggressive marketing campaign targeting the Non-Prime Market. Second, Management intends to expand its business and market exposure by opening one new car lot each year for the next two years. Additional inventory and sales staff will be added to meet the increasing demand for Automobiles and to handle the increase in customer traffic. Third, through MCMI's affiliation with the Company, MCMI has an exclusive buyer for its Contracts, thereby converting its accounts receivable into immediate cash. By maintaining a steady stream of cash flow, MCMI will be able to replenish its inventory and meet its operating needs of an ongoing basis which, in turn, reduces or eliminates MCMI's reliance on future borrowings. Fourth, with a successful Offering by the Company, the Company will have the capital it needs to fund the purchase of MCMI's Contracts as they become available. This alleviates MCMI's dependence on outside sources of financing to satisfy its capital requirements and to continue business operations.


  E.  Results of Operations.  The following discussion is qualified in its
      ---------------------
entirety by and should be read in conjunction with the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.


  (i)     Introduction.  MCMI's primary source of cash flows are the principal
          ------------
and interest payments arising under the Contracts. To date, MCMI has been successful in maintaining its business on a profitable basis through a successful private placement of its Contracts under Rule 504 of Regulation D promulgated under the Securities Act and normal business operations. In selling its Contracts to the Company, MCMI will be relieved of having to negotiate and contract with third party financial services from time to time to raise capital for its operations. This will also allow MCMI to concentrate on its primary business of selling Automobiles and to maintain a minimal debt structure.


  (ii)    Increase in Sales Volume.  MCMI has experienced an average growth
          ------------------------
rate of over two hundred percent (200%) since its first year in business. (See "DESCRIPTION OF THE BUSINESS.") Based on the initiatives set forth above, Management is confident that MCMI's sales volume and revenues will continue to grow. Management expects this trend will continue irrespective of the impact of future market conditions on interest rates since the Non-Prime Consumer is already accustomed to higher market rates as a factor of the higher level of risk exposure he represents. However, higher interest rates may have a material impact on an Investor's investment decision by rendering his return on investment less competitive with other alternative investment opportunities and/or reducing the profit margin on funds borrowed to purchase a Contract.


  (iii)   Capital Expenditures.  Management plans to open two (2) new car lots
          --------------------
over the next two years in the Roanoke Valley which is in the State of Virginia. As a result, MCMI expects the trend of higher sales volume in fiscal 1997 and 1998 to continue with projected sales of 310 and 620, respectively. Management estimates that approximately $250,000.00 will be required to finance MCMI's cost of opening the two lots. Each lot will require approximately $100,000.00 in inventory and $25,000.00 in furniture and fixtures. MCMI intends to finance its expansion program principally from cash flow generated during normal business operations, revenues received from the sale of its Contracts to the Company, and/or funds obtained from conventional funding sources. (See "INVESTMENT HIGHLIGHTS.") Presently, MCMI does not intend to seek or incur additional credit facilities or debt since the Company will provide the financing needed by MCMI through the Offering.


  (iv)    Affiliated Status.  A critical component of both MCMI's and the
          -----------------
Company's success is the exclusivity of their business relationship. MCMI will depend solely on the Company to purchase its Contracts which will generate the funds it needs to meet its expansion goals and operating expenses. The Company, in turn, will depend solely on MCMI to generate the Contracts it will purchase for resale to Investors. Accordingly, Investors' funds will be used by the Company primarily to purchase additional Contracts from MCMI and ultimately by MCMI to purchase new inventory used to fund its operating expenses and expansion program. This business relationship is primarily predicated upon the continued commonality of ownership of the two entities and the success of the Offering. (See "RISK FACTORS" and "DESCRIPTION OF THE BUSINESS.") There are no written agreements or arrangements memorializing this relationship at this time because of the existing commonality of ownership of the two entities and the significant advantage such relationship bestows on each entity over its competitors. (See "RISK FACTORS" and "COMPETITION.")

  F.  Benefits of Affiliation.  To remain competitive in the used car industry,
      -----------------------
MCMI must maintain sufficient operating capital to replenish its inventory. This cannot be accomplished if it finances the majority of its sales without the assistance of a finance company. The Company provides a ready market for MCMI's "car paper" (i.e., the Contracts), which generates the cash flow MCMI needs to satisfy its ongoing capital requirements. With a successful Offering, the Company anticipates it will have the capital reserves necessary to purchase MCMI's Contracts on a continual basis. Management's long term goal is to establish: (i) a market for MCMI's Contracts with large financial institutions, pension funds and/or insurance companies; and/or (ii) sufficient lines of credit, thereby reducing the need for individual investors.

  G.  Refining the Showroom.  Management will develop a new showroom concept
      ---------------------
which will be stimulating to the eye as well as the ear. On display will be video monitors replaying segments of movies and comedy stand-up routines, all of which poke fun or in some way humorously relate to the car industry. Intermixed between these segments will be portions of songs and other musical themes about cars, all being played through a computerized sound system. Management will emphasize the car theme in packaging this media by incorporating parts of cars into the display. For example, a video monitor could be installed inside the headlight and grill section of a '55 Chevy and hung from the ceiling. The car buying process then truly becomes a captivating and entertaining experience. Psychological research proves that humor lowers anxiety. By lowering a potential customer's anxiety level, his level of trust rises which increases the chances of selling more cars.

  H.  Warranty. MCMI currently offers to its customers a five (5) day money back
      --------
guarantee and a bumper to bumper dealer cost warranty. If a customer does not like the Automobile for any reason, MCMI will give the customer his down payment back less mileage. With the warranty, which lasts for the full length of the financed contract term, MCMI only charges the customer what MCMI paid for the part (no markup). Labor under warranty is currently priced at $22.50 per hour. These features are unmatched in MCMI's market area, and Management believes few if any independent car companies offer these services in other regions of the United States.

                                  PROPERTIES


  The following table describes the principal office and business locations of the Company and MCMI and the monthly rental as of December 31, 1996:

Location                Description                                 Rent/Month
--------                -----------                                 ----------
3733 Williamson Road
Roanoke, Virginia       Service and Collections Lot/1/               $1,326

4206 Williamson Road
Roanoke, Virginia       Sales Lot and Executive and                  $1,650
                        Administrative
                        Offices for MCMI and the Company/2/

Management projects to open one additional car lot per year for each of the next three years. Rental projections are based on lease rates that are comparable to existing lease agreements.

_______________
/1/  Leased (term expires July 31, 1998, no renewal option)

/2/ Leased (term expires August 31, 1997, with unlimited one year renewal option)


                               LEGAL PROCEEDINGS

  Currently, neither Company nor MCMI is a party to any legal proceeding. Although there have been no such proceedings to date, there is no guarantee that such proceedings will not arise in the future in the ordinary course of business, especially with respect to collection efforts necessitated by customer defaults.


                                  MANAGEMENT


A.  Directors
    ---------

    The table below sets forth the name, age, and position of the Company's and MCMI's Directors:


  Name                           Age       Position/Status
  ----                           ---       ---------------
  Franklin W. Blankemeyer, Jr.    32       Director; 50% Shareholder

  Jeffrey W. Akers                32       Director; 50% Shareholder

Messrs. Blankemeyer and Akers are the sole shareholders and directors of MCMI and the Company and are serving terms that will expire at the date of the annual shareholders' meeting in 1996.

B.    Officers
      --------

  The table below sets forth the name, age and position of the Company's and MCMI's executive officers:

  Name                              Age      Position
  ----                              ---      --------
  Franklin W. Blankemeyer, Jr.      32       President and Secretary

  Jeffrey W. Akers                  32       Vice President and Treasurer

C. Biographies of Directors and Officers
   -------------------------------------

   Franklin W. Blankemeyer, Jr. Mr. Franklin W. Blankemeyer, Jr., co-founder
   ----------------------------
and Director of the Company and MCMI, has served as the President and Secretary for both companies since June 1993. Prior to founding the Company, Mr. Blankemeyer was employed by Valleydale Foods, Inc. and Valleydale Packers, Inc. (collectively "Valleydale") and served as plant manager of Valleydale's Salem, Virginia, sales/production facility directing the efforts of 225 employees. Valleydale had annual sales of $40,000,000.00. Mr. Blankemeyer was with both companies for a total of 8 years. Mr. Blankemeyer also served as program director for Southwestern Virginia's International Trade Association during his employment at Valleydale Packers, Inc. Mr. Blankemeyer graduated from Hampden-Sydney College in 1986, cum laude, with a B.S. in Economics.

   Jeffrey W. Akers. Mr. Jeffrey W. Akers graduated from Virginia Tech in 1987
   ----------------
with a B. S. in Civil Engineering. He worked at Richard L. Williams Consulting Engineers as a Project Structural Engineer for three years designing small to medium sized commercial buildings before turning to the field of finance and investments. After two years serving as a Financial Consultant and a training manager for IDS Financial Services (now American Express Financial Advisors) where he qualified for the Mercury Award, presented to the top 20% performers, he founded the Company and MCMI with Mr. Blankemeyer. Mr. Akers is currently a Director and the Vice-President and Treasurer of both companies.

D. Executive Compensation
   ----------------------

   Compensation of Directors. Neither the Company's nor MCMI's Board of
   -------------------------
Directors receive any compensation or remuneration of any kind.

   The following table sets forth the aggregate annual compensation of the executive officers of MCMI and the Company for the last fiscal year:


                     Principal                 Salary/Other          Annual
Name of Officer      Position      Year      Distributions/1/   Compensation/2/
---------------      ---------     ----      ----------------   ---------------
Franklin W.          President/    1996           56,472.00           NONE
 Blankemeyer, Jr.    Secretary

Jeffrey W. Akers       Vice-       1996           56,472.00           NONE
                     President/
                     Treasurer

(1) The two principal officers received stockholder distributions in the amount of $56,472.00 each during 1996. No bonuses were paid during this time.
     The Company anticipates implementing a monthly salary in the amount of $2,000.00 for the two principals commencing in 1997, in addition to stockholder distributions.


(2) Neither officer received any other compensation or benefit of any kind during 1996.

    Cash Incentive Compensation. At the present time there is no management
    ---------------------------
incentive plan or any other type of remuneration or compensation plan benefitting solely the executive officers of MCMI or the Company.


                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to beneficial ownership of the common stock of the Company as of the Effective Date, (i) by each director and officer, (ii) by each person known by the Company to be the beneficial owner of ten percent or more of the outstanding shares of common stock of the Company, and (iii) by all directors and officers as a group.

                                    Number of Shares              Percent
     Name and Address              Beneficially Owned            of Class
     ----------------              ------------------            --------
     Franklin W.
     Blankemeyer, Jr.                        10                     50%
     P.O. Box 21264
     Roanoke, Virginia 24018

     Jeffrey W. Akers                        10                     50%
     505 24th Street, S.W.
     Roanoke, Virginia 24014

     Directors and Officers                  20                    100%
       as a Group (2 persons)

     Franklin W.
     Blankemeyer, Jr.
     P.O. Box 21264
     Roanoke, Virginia 24018

     Jeffrey W. Akers
     505 24th Street, S.W.
     Roanoke, Virginia 24014

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Except as specified herein, there are no transactions involving the Company or MCMI in which any director, officer, or shareholder or their spouses or other relatives, have had or will have a direct or indirect material interest. Mr. Blankemeyer's father and Mr. Akers' mother are current noteholders of MCMI which notes and terms are more particularly described below:

                  Original   Date of   Interest     Monthly               Balance
Payee             Amount       Note      Rate       Payment      Terms   12/31/96
-----             ------       ----      ----       -------      -----   ---------
Mr. Franklin W.    49,500    variable      7%     int. accrues  Demand      49,500
Blankemeyer, Sr.   60,961    03/04/94      7%     int. accrues  Demand      60,961
                   15,000    04/05/95     15%     $750          24 mos.      9,677

Mr. Franklin W.    12,681    variable      0%     N/A           Demand      12,681
Blankemeyer, Jr.

Mrs. Nancy         20,000    11/03/93      7%     $396          60 mos.      8,500
Maddox              8,000    03/30/95      7%     $158          60 mos.      6,254


  In addition, Mr. Akers' father is employed by MCMI on a full time basis. Mr. Frank Aker's salary is based entirely on commission and averages $35,000.00 per year.

  Currently, Jeffrey W. Akers is indebted to MCMI in the amount of $4,850.00 representing a cash advance. The debt is evidenced by an unsecured, non-interest bearing demand note.



                                 LEGAL MATTERS


  The validity of the Contracts offered hereby will be passed upon for the Company by Magee, Foster, Goldstein & Sayers, P.C.


                                    EXPERTS


  The audited financial statements of Genesis Financial Group, Inc. as of December 31, 1996 and 1995 and the audited financial statements of Mr. Car Man, Inc. as of December 31, 1995 and for the period then ended included in this Prospectus have been so included in reliance on the report and authority of Hope Player And Associates, P.C., an expert in auditing and accounting.

                                   GLOSSARY

  The following are definitions of certain capitalized terms used in this
Prospectus:

  AFFILIATE - an affiliate of, or person affiliated with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the persons specified.

  AUTOMOBILES - the used cars, vans, light trucks and other vehicles sold by MCMI from time to time.

  CODE - the Internal Revenue Code of 1986, as amended.

  COMMISSION - the Securities And Exchange Commission.

  COMPANY - Genesis Financial Group, Inc., a Virginia corporation.

  CONTRACTS - the Installment Sales Contracts originated by MCMI during the normal course of its business operations of selling Automobiles to the general public, specifically the Non-Prime Consumer, which Contracts are offered by the Company hereunder.

  EFFECTIVE DATE - the date upon which the registration statement, of which this Prospectus is a part, registering the Notes and Contracts and filed with the SEC on behalf of the Company is declared effective by the staff of the Commission.

  EXCHANGE ACT - The Securities Exchange Act of 1934, as amended.

  GUARANTEE - the Company's guarantee that all obligations due or owed to an Investor under a defaulted Contract will be paid or fulfilled.

  INVESTOR(S) - a purchaser of a Contract offered by the Company pursuant to the offering.

  MANAGEMENT - Messrs. Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers.

  MCMI - Mr. Car Man, Inc., a Virginia corporation.

  NON-PRIME CONSUMER - an Automobile buyer with limited access to traditional sources of consumer credit.

  NON-PRIME MARKET - the automobile finance market for Non-Prime Consumers.

  NOTES - the corporate promissory notes offered by the Company to investors pursuant to the Offering.


  OFFERING - the offer for sale to investors by the Company of up to $7,500,000.00 in Contracts, together with the Company's Guarantees, and Notes for the purpose of raising, in the aggregate, $7,500,000.00 which Offering is registered with the Commission on form SB-1.

  PROSPECTUS - the offering document delivered to Investors interested in purchasing the Contracts.

  SECURITIES ACT - The Securities Act of 1933, as amended.



               [Balance of this page intentionally left blank.]

                             FINANCIAL STATEMENTS
                             --------------------

                                                                           Page
                                                                           ----
Comparative Financial Statements for
Genesis Financial Group, Inc. and Mr. Car Man, Inc.

Comparative Balance Sheets for Genesis Financial Group, Inc. as of
  December 31, 1993, 1994, 1995 and 1996                                   F-1

Comparative Income Statements for Genesis Financial Group, Inc.
  for periods ended December 31, 1993, 1994, 1995 and 1996                 F-2

Comparative Balance Sheets for Mr. Car Man, Inc. as of
  December 31, 1993, 1994, 1995 and 1996                                   F-3

Comparative Income Statements for Mr. Car Man, Inc. for
  periods ended December 31, 1993, 1994, 1995 and 1996                     F-4

Audited Financial Statements of Genesis Financial Group, Inc.
  December 31, 1996 and 1995                                               F-5

Report of Independent Auditors                                             F-6

Balance Sheets as of December 31, 1996 and 1995                            F-7

Statements of Income and Retained Earnings
  for years ended December 31, 1996 and 1995                               F-8

Statement of Cash Flows for years ended December 31, 1996 and 1995         F-9

Notes to Financial Statements                                              F-10

Financial Statements for Mr. Car Man, Inc.
  December 31, 1996 and 1995

Report of Independent Auditors                                             F-11

Balance Sheets as of December 31, 1996 and 1995                            F-12

Statements of Income and Retained Earnings for years ended
  December 31, 1996 and 1995                                               F-13

Statements of Cash Flows for years ended December 31, 1996 and 1995        F-14

Notes to Financial Statements                                              F-15

                             FINANCIAL STATEMENTS
                             --------------------
                                  (Continued)
                                  -----------

                                                                           Page
                                                                           ----

Projected Financial Statements for Genesis Financial Group, Inc.
  and Mr. Car Man, Inc.                                                    F-16

Projected Balance Sheets for Genesis Financial Group, Inc. as of
  Years One and Two                                                        F-19

Projected Income Statements for Genesis Financial Group, Inc.
  for the Periods Ended Years One  and Two                                 F-20

Summary of Significant Projection Assumptions
  for Genesis Financial Group, Inc.  Years One and Two                     F-21

Projected Balance Sheets for Mr. Car Man, Inc.  as of
  Years One and Two                                                        F-23

Projected Income Statements for Mr. Car Man, Inc.
  for the Periods Ended Years One and Two                                  F-24

Summary of Significant Projection Assumptions
  for Mr. Car Man, Inc. Years One and Two                                  F-25

                         GENESIS FINANCIAL GROUP, INC.
                          COMPARATIVE BALANCE SHEETS
                              AS OF DECEMBER 31,

                                 1993       1994       1995      1996
                              UNAUDITED  UNAUDITED    AUDITED   AUDITED

     Assets
     ------

Current assets
 Cash                            $  50            -          -         -
                                 -----    ---------    -------   -------

     Total current assets           50            -          -         -

Organization costs, net            401          315        229       143
                                 -----    ---------    -------   -------

     Total assets                  451          315        229       143
                                 =====    =========    =======   =======

  Liabilities and Stockholders' Equity
  ------------------------------------

Loans from stockholders          9,224        9,174      9,174    11,600

Stockholders' equity
 Common stock, no par value,
 20 shares issued and 100
 shares authorized               2,000        2,000      2,000     2,000
Retained earnings              (10,773)     (10,859)   (10,945)  (13,457)
                                ------       ------     ------    ------

                               ( 8,773)     ( 8,859)   ( 8,945)  (11,457)
                                ------       ------     ------    ------

Total liabilities and
 stockholders' equity         $    451          315        229       143
                              ========      =======    =======   =======

                        GENESIS FINANCIAL GROUP, INC.
                         COMPARATIVE INCOME STATEMENTS
                          PERIODS ENDED DECEMBER 31,

                            1993        1994       1995      1996
                         UNAUDITED   UNAUDITED   AUDITED   AUDITED
Revenues, net           $      -           -         -         -

     Expenses
Advertising                  566           -         -     2,000
Education                  8,066           -         -         -
Supplies                     470           -         -         -
Telephone                    731           -         -       376
Miscellaneous                789           -         -        50
Meals                        122           -         -         -
Amortization                  29          86        86        86
                        --------   ---------   -------    ------

     Total expenses       10,773          86        86     2,512
                        --------   ---------   -------    ------

Net loss                $(10,773)    (    86)  (    86)   (2,512)
                        ========   =========   =======    ======

                               MR. CAR MAN, INC.
                          COMPARATIVE BALANCE SHEETS
                              AS OF DECEMBER 31,

                                                      1993            1994           1995         1996
                                                    UNAUDITED       UNAUDITED       AUDITED     UNAUDITED
     Assets
     ------

Current assets
 Cash                                               $  15,485         11,581         52,037        92,670
 Accounts receivable, trade                            19,784         74,187        162,873       319,860
 Accounts receivable,
  related party                                         2,200         12,983         11,447         5,345
 Inventory                                             18,844         26,152        132,936       207,901
                                                    ---------       --------        -------       -------

     Total current assets                              56,313        124,903        359,293       625,776

Fixed assets, net                                       3,131          7,245         29,529        36,609

Other assets                                            1,750          1,750          4,201         4,455
                                                    ---------       --------        -------       -------

     Total assets                                      61,194        133,898        393,023       666,840
                                                    =========       ========        =======       =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
 Accounts payable                                       1,283              -          1,332         7,196
 Accrued expenses                                           -          5,809          7,732         7,732
 Current portion
  long-term debt                                            -         26,555         72,764        87,933
                                                    ---------       --------        -------       -------

     Total current liabilities                          1,283         32,364         81,828       102,861

Long-term debt                                         72,000        134,086        152,725       163,122

Accrued interest payable                                    -              -          5,809        13,541

Stockholders' equity
 Common stock, no par value,
  20 shares issued and
  100 shares authorized                                   100         20,100         20,100        20,100
 Retained earnings                                   ( 12,189)      ( 52,652)       132,561       367,216
                                                      -------        -------        -------       -------

     Total stockholders' equity                      ( 12,089)      ( 32,552)       152,661       387,316
                                                      -------        -------        -------       -------
     Total liabilities and
      stockholders' equity                          $  61,194        133,898        393,023       666,840
                                                    =========       ========        =======       =======

                               MR. CAR MAN, INC.
                         COMPARATIVE INCOME STATEMENTS
                        FOR PERIODS ENDED DECEMBER 31,

                                1993            1994           1995           1996
                              UNAUDITED      UNAUDITED       AUDITED       UNAUDITED
Revenues, net                 $ 120,392        559,637      1,135,664      1,994,475
Cost of merchandise sold         92,265        456,841        713,182      1,324,202
                              ---------       --------      ---------      ---------

                                 28,127        102,796        422,482        670,273
Expenses
 Salaries and wages                   -              -              -         97,385
 Advertising                      8,712         23,267         42,781         48,656
 Legal and professional           1,476         15,825         24,963         16,346
 Rent                             6,250         15,896         23,645         38,681
 Telephone and utilities          2,321          7,155         12,845         21,758
 Supplies                         2,121          9,177         10,365         11,108
 Outside services                   536          2,253          8,066          6,329
 Collection costs                     -              -          7,201         16,647
 Bad debt expense                     -              -          6,794          1,744
 Travel and entertainment           110          6,027          6,412          5,694
 Repairs and maintenance          3,366          1,321          2,801            218
 Taxes - other                    2,409          5,512          4,506          7,118
 General insurance                  888          3,210          4,571          8,822
 Office expense                   2,659          5,253          3,580          4,100
 Education                        5,709          8,981          2,558          2,118
 Miscellaneous                    1,167          6,254          3,790         10,381
 Depreciation and
  amortization                      198            507          2,533          4,881
                              ---------       --------      ---------      ---------

                                 37,922        110,638        167,411        301,986
                              ---------       --------      ---------      ---------

Income (loss) from
 operations                    (  9,795)      (  7,842)       255,071        368,287

Interest expense               (  2,394)      ( 13,775)      ( 31,328)      ( 25,999)
Other income                          -              -              -          5,311
                              ---------       --------      ---------      ---------

     Net income               $( 12,189)      ( 21,617)       223,743        347,599
                                =======        =======        =======        =======

                         GENESIS FINANCIAL GROUP, INC.

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995

                      (WITH INDEPENDENT AUDITORS' REPORT)

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors
Genesis Financial Group, Inc.


We have audited the accompanying balance sheet of Genesis Financial Group, Inc. as of December 31, 1996 and 1995, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Financial Group, Inc. as of December 31, 1996 and 1995, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

HOPE PLAYER AND ASSOCIATES, P.C.



Roanoke, Virginia
March 6, 1997

                         GENESIS FINANCIAL GROUP, INC.

                                Balance Sheets

                          December 31, 1996 and 1995

                                               1996       1995
                                               ----       ----
     Assets
     ------

Current assets
 Cash                                        $      -         -
                                             --------   -------

     Total current assets                           -         -

Organization costs, net                           143       229
                                             --------   -------

     Total assets                                 143       229
                                             ========   =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Loans from stockholders                        11,600     9,174

Stockholders' equity
 Common stock, no par value, 20 shares
  issued and 100 shares authorized              2,000     2,000
 Retained earnings                            (13,457)  (10,945)
                                               ------    ------

                                              (11,457)  ( 8,945)
                                               ------    ------
     Total liabilities and
      stockholders' equity                   $    143       229
                                               ======    ======

The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                  Statements of Income and Retained Earnings

                    Years Ended December 31, 1996 and 1995

                                   1996        1995
                                   ----        ----
Revenues, net                    $      -           -

Expenses
 Advertising                        2,000           -
 Education                              -           -
 Supplies                               -           -
 Telephone                            376           -
 Miscellaneous                         50           -
 Meals                                  -           -
 Amortization                          86          86
                                 --------     -------

     Total expenses                 2,512          86
                                 --------     -------

     Net loss                     ( 2,512)    (    86)

Retained earnings, beginning      (10,945)    (10,859)
                                   ------      ------

Retained earnings, ending        $(13,457)    (10,945)
                                   ======      ======

The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 1996 and 1995

                                                           1996      1995
                                                         ---------  -------
Cash flows from operating activities
 Net income  (loss)                                       $(2,512)  (   86)
 Adjustments to reconcile net income to net cash
   provided by operating  activities
  Depreciation and amortization                                86       86
                                                          -------   ------

     Net cash provided (used) by operating activities      (2,426)       -

Cash provide by financing activities
 Increase in loans from stockholders                        2,426        -
                                                          -------   ------

Cash at beginning of year                                       -        -
                                                          -------   ------

Cash at end of year                                       $     -        -
                                                          =======   ======

The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995


Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business
          -----------------------

          Genesis Financial Group, Inc. (Genesis) was formed to provide centralized funding, receivables, management, and collection services for installment sales contracts originated by Mr. Car Man, Inc.
          (MCMI), an affiliated company, from the sale of used automobiles, van, light trucks and other vehicles. MCMI sells used automobiles to individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. As of the date of these financial statements, Genesis has a limited operating history.

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all unrestricted highly liquefied investments with an initial maturity of three months or less to be cash equivalents.

          Income Taxes
          ------------

          The Company had originally elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, Genesis does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits. Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation.


Note 2.   RELATED PARTY TRANSACTIONS

          Notes payable to stockholders as of December 31, 1996 and 1995 represents amounts advanced by stockholders to fund initial working capital requirements. The loans are due on demand and bear no interest.

                         INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Mr. Car Man, Inc.


We have audited the accompanying balance sheet of Mr. Car Man, Inc. as of December 31, 1995, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mr. Car Man, Inc. as of December 31, 1995, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

HOPE PLAYER AND ASSOCIATES, P.C.



Roanoke, Virginia
March 22, 1996

                               MR. CAR MAN, INC.

                                Balance Sheets

                          December 31, 1996 and 1995

                                                                                 1996      1995
                                                                               ---------  -------
                                                                               UNAUDITED  AUDITED
     Assets
     ------

Current assets
 Cash                                                                           $ 92,670   52,037
 Accounts receivable, trade                                                      319,860  162,873
 Accounts receivable, related party                                                5,345   11,447
 Inventory                                                                       207,901  132,936
                                                                                --------  -------

     Total current assets                                                        625,776  359,293

Fixed assets, net (Notes 2 and 3)                                                 36,609   29,529
Other assets                                                                       4,455    4,201
                                                                                --------  -------

     Total assets                                                                666,840  393,023
                                                                                ========  =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
 Accounts payable trade                                                            7,196    1,332
 Accrued expenses                                                                  7,732    7,732
 Current portion long-term debt                                                   87,933   72,764
                                                                                --------  -------

     Total current liabilities                                                   102,861   81,828

Long-term debt (Notes 3 and 5)                                                   163,122  152,725
Accrued interest payable                                                          13,541    5,809
Commitments and contingencies (Note 5)

Stockholders' equity
 Common stock, no par value, 20 shares
  issued and 100 shares authorized                                                20,100   20,100
 Retained earnings                                                               367,216  132,561
                                                                                --------  -------

                                                                                 387,316  152,661
                                                                                --------  -------

     Total liabilities and stockholders' equity                                 $666,840  393,023
                                                                                ========  =======

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                  Statements of Income and Retained Earnings

                    Years Ended December 31, 1996 and 1995

                                      1996          1995
                                  ------------  ------------
                                   UNAUDITED      AUDITED
Revenues, net                      $1,994,475     1,135,664
Cost of merchandise sold            1,324,202       713,182
                                   ----------     ---------
     Gross profit                     670,273       422,482

Expenses
 Salaries and wages                    97,385             -
 Advertising                           48,656        42,781
 Legal and professional                16,346        24,963
 Rent                                  38,681        23,645
 Telephone and utilities               21,758        12,845
 Supplies                              11,108        10,365
 Outside services                       6,329         8,066
 Collection costs                      16,647         7,201
 Bad debt expense                       1,744         6,794
 Travel and entertainment               5,694         6,412
 Repairs and maintenance                  218         2,801
 Taxes - other                          7,118         4,506
 General insurance                      8,822         4,571
 Office expense                         4,100         3,580
 Education                              2,118         2,558
 Miscellaneous expense                 10,381         3,790
 Depreciation and amortization          4,881         2,533
                                   ----------     ---------
                                      301,986       167,411
                                   ----------     ---------
     Income from operations           368,287       255,071

Interest expense                   (   25,999)    (  31,328)
Other income                            5,311             -
                                   ----------     ---------
                                   (   20,688)    (  31,328)
                                   ----------     ---------

     Net income                       347,599       223,743

Retained earnings, beginning          132,561     (  52,652)
Less shareholder distributions     (  112,944)    (  38,530)
                                   -----------    ---------

Retained earnings, ending          $  367,216       132,561
                                   ==========     =========

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 1996 and 1995

                                                             1996         1995
                                                          -----------  ----------
                                                           UNAUDITED    AUDITED
Cash flows from operating activities
 Net income                                                $ 347,599     223,743
 Adjustments to reconcile net income to net cash
   provided by operating  activities
  Depreciation and amortization                                4,881       2,533
  Bad debt expense                                             1,744       6,794
  (Increase) decrease in:
   Trade accounts receivable                                (156,987)   ( 88,686)
   Inventories                                             (  74,965)   (106,784)
  Increase (decrease) in:
   Trade accounts payable                                      5,864       1,332
   Accrued liabilities                                         7,732       7,732
                                                           ---------    --------

     Net cash provided (used) by operating activities        135,868      46,664

Cash flows from investing activities
 Purchases of property and equipment                       (  11,960)   ( 24,817)
 Loans made to related party                                       -    (  5,997)
 Payments received loans to related
  party, net of advances                                       4,358         739
 Increase in refundable deposits                           (     254)   (  2,451)
                                                           ---------    ---------

     Net cash provided (used) by  investing activities     (   7,856)   ( 32,526)

Cash flows from financing activities
 Proceeds from notes payable                                  58,048      78,315
 Principal repayment notes payable                         (  32,483)   ( 13,467)
 Distributions to shareholders                             ( 112,944)   ( 38,530)
                                                           ---------    --------

     Net cash provided (used) by financing activities      (  87,379)     26,318
                                                           ---------    --------

     Net increase in cash                                     40,633      40,456

Cash at beginning of year                                     52,037      11,581
                                                           ---------    --------

Cash at end of year                                        $  92,670      52,037
                                                           =========    ========

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business
          -----------------------

          Mr. Car Man, Inc. sells used automobiles and provides financing to its buyers. MCMI's customer base primarily consists of individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. The financing contracts are generally sold to third party investors.

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all unrestricted highly liquefied investments with an initial maturity of three months or less to be cash equivalents.

          Revenue Recognition
          -------------------

          Revenue is recognized at time of sale. For company provided financing, interest income on outstanding balance is recognized when earned. Proceeds received from financing contracts sold reduce the outstanding receivable balance.

          Inventory
          ---------

          Inventory is recorded at historical cost plus cost of repairs, if required. Cost of sales is determined on a specific identification method. Repossessions are recorded at the lower of cost or market.

          Fixed Assets
          ------------

          Fixed assets are carried at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method of depreciation for financial reporting purposes. The average estimated useful lives of the principal property categories are summarized as follows:

          Furniture and fixtures          7 years
          Machinery and equipment        10 years
          Leasehold improvements         30 years

          The modified accelerated cost recovery system is used for federal income tax purposes. Repairs and maintenance costs are charged to expense as incurred.

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Income Taxes
          ------------

          The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits.

          Warranty Costs
          --------------

          The Company provides for warranty costs as products are repaired.

Note 2.   FIXED ASSETS, NET

          Fixed assets as of December 31, 1996 and 1995 are summarized by major category as follows:

                                                                           1996      1995
                                                                           ----      -----
          Leasehold improvements                                         $  8,983     8,983
          Furniture and equipment                                          18,688     9,776
          Assets under capital lease                                       17,335    14,287
                                                                         --------   -------

                                                                           45,006    33,046
          Less accumulated depreciation
          and amortization                                                ( 8,397)  ( 3,517)
                                                                         --------   -------

                                                                         $ 36,609    29,529
                                                                         ========   =======

Note 3.   LONG-TERM DEBT

          As of December 31, 1996 and 1995, long-term debt is summarized as follows:

                                                                           1996      1995
                                                                           -----     ----
          Notes payable to individuals
          due on demand; interest payable
          monthly at varying interest
          rates, unsecured                                               $ 20,000    55,000

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 3.   LONG-TERM DEBT (Continued)

          Note payable to individual due on
          demand; no interest; secured by
          inventory                                30,000          -

          Notes payable to individuals
          due on demand after December 31,
          1997; interest accrued and
          payable at time of demand               123,142    123,142

          Obligations under capital
          leases due in monthly
          installments of $575 including
          interest ranging from 12% to
          3.6%                                     10,007     11,597

          Notes payable to individuals
          due in monthly installments of
          $3,203 including interest ranging
          from 7% to 15%, maturities up
          to March, 2000; unsecured                44,466     35,750

          Note payable to individual due in
          monthly installments of $899
          including interest at 25%; secured
          by installment obligations               23,440          -
                                                ---------   --------

                                                  221,055    225,489
          Less current portion                   ( 87,933)  ( 72,764)
                                                ---------   --------

          Total long-term debt                  $ 163,122    152,725
                                                =========   ========

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 3.   LONG-TERM DEBT (Continued)

          Annual maturities of long-term debt including capitalized leases are as follows:

          Year Ending
          December 31,
          ------------
              1997                                          $   87,933
              1998                                              24,033
              1999                                             135,960
              2000                                               3,129
                                                               -------

                                                            $  251,055
                                                               =======

Note 4.   LEASES

          The Company leases certain building and equipment under noncancellable operating leases. Lease terms range from three to five years. The following is a schedule of future minimum lease payments required under the operating leases as of December 31, 1996:

          Year Ending
          December 31,
          ------------
            1997                                            $   32,174
            1998                                                11,636
                                                                ------

                                                            $   43,810
                                                                ======

          Rental expense recorded for the year ended December 31, 1996 and 1995 was $36,212 and $23,645, respectively.


Note 5.   RELATED PARTY TRANSACTIONS

          Notes payable to related parties as of December 31, 1996 and 1995 includes loans from stockholders and their family members totaling $177,572 and $164,424, respectively. Certain loans accrue at various interest rates with principal and interest due on demand. Certain other loans are amortized monthly with maturities up to March, 2000. Also as of December 31, 1996, there is an outstanding receivable from a stockholder of $5,120.

                         GENESIS FINANCIAL GROUP, INC.
                           PROJECTED BALANCE SHEETS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                                YEAR          YEAR
                                                ONE           TWO

     Assets
     ------

Current assets
 Cash                                     $    3,505       224,266
 Accounts receivable                       1,089,249     3,356,238
 Reserve for bad debts                    (   65,480)   (  341,869)
                                          ----------    ----------

     Total current assets                  1,027,274     3,238,635

Fixed assets, net                                  -        20,000

Organization costs, net                           57             -
                                          ----------     ---------

     Total assets                          1,027,331     3,258,635
                                          ==========     =========


  Liabilities and Stockholders' Equity
  ------------------------------------

Long-term debt                             1,049,964     3,164,866

Stockholders' Equity
 Common stock no par value,
 20 shares issued and
 100 shares authorized                         2,000         2,000
Retained earnings
(deficit)                                 (   24,633)       91,769
                                            ---------    ---------

                                          (   22,663)       93,769
                                            ---------    ---------

Total liabilities and
 Stockholders' Equity                     $1,027,331     3,258,635
                                          ==========     =========

                    (See Summary of Significant Assumptions)

                         GENESIS FINANCIAL GROUP, INC.
                          PROJECTED INCOME STATEMENTS
                               YEARS ONE AND TWO
                                  (UNAUDITED)


                                     YEAR        YEAR
                                      ONE         TWO

Revenues, net                      $ 322,677   1,202,034

Interest expense                      90,329     373,146
                                   ---------   ---------

     Gross profit                    232,348     828,888

     Expenses

Personnel                             60,000     120,000
Occupancy                                  -      12,000
Legal and professional                10,000      15,000
Bad debt                              65,480     276,389
Collection costs                      12,770      39,400
Commissions                           75,000     150,000
Other expenses
 Insurance                             3,000       6,000
 Travel and entertainment              7,500      11,250
 Office expenses                      10,000      15,000
 Telephone                             2,500       5,000
 Depreciation and amortization            86       5,057
                                   ---------   ---------

     Total expenses                  246,336     655,096
                                   ---------   ---------

Income (loss) before taxes         (  13,988)    173,792

Income taxes                       (   2,812)     57,390
                                   ---------   ---------

     Net income (loss)             $( 11,176)    116,402
                                   =========   ---------

                    (See Summary of Significant Assumptions)

                         GENESIS FINANCIAL GROUP, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO


The financial projection is based on subscribing an offering of $6 million in promissory notes and $1.5 million in installment sales contracts by the end of year two, and presents to the best of management's knowledge and belief, a summary of the Company's expected results of operations and changes in financial position for the projection period, if such funds are obtained. Accordingly, the projection reflects its judgement, as of March 10, 1997, the date of this projection, of the expected conditions and its expected course of action if the financing were obtained. The presentation is designed to provide information to potential lenders and investors concerning results if the funds were obtained and should not be considered to be a presentation of expected future results. Accordingly, this presentation may not be useful for other purposes. The assumptions disclosed herein are those management believes are significant to the projections. Even if funds are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

Genesis Financial Group, Inc. (Genesis) was formed to provide centralized funding, receivables management, and collection services for installment sales contracts originated by Mr. Car Man, Inc. (MCMI), an affiliated company, from the sale of used automobiles, vans, light trucks and other vehicles. MCMI sells used automobiles to individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. As of the date of these financial statements, Genesis has a limited operating history.

Income Taxes
------------

The Company had originally elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, Genesis does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits. Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation.

                         GENESIS FINANCIAL GROUP, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS

Note A.   REVENUES

          The Company expects to purchase installment sales contracts from its affiliated company, Mr. Car Man, Inc. (MCMI) in amounts of $1,500,000 and $3,000,000, in years one and two, respectively. Interest income will be recorded as revenue as earned, and other revenues will be recognized as received. Bad debt expense is estimated based on a percentage of ending accounts receivable.


Note B.   FIXED ASSETS

          In year two, management plans to establish a separate office for the Company operations. Depreciation expense is calculated based on the assets estimated useful life of five years.


Note C.   NOTES PAYABLE

          The notes payable are anticipated to be subscribed over years one and two, in the amounts of $1,166,664 and $2,666,664, respectively. These projections include interest expense calculations based on an 18% interest rate, assuming an equal amount of new notes on a monthly basis, with the first payment to be made in the first month following the issuance of the notes.


Note D.   EXPENSES

          The Company will be come fully operational in year one upon receipt of initial funds under the offerings of $6 million in notes and $1.5 million in installment sales contracts. The expenses represent management's estimate of the costs to operate and expand the business of Genesis Financial Group, Inc.


Note E.   INCOME TAX

          State and federal income taxes are calculated at current tax rates, and are assumed to be paid during the year for each of the years presented.

                                 MR. CAR MAN, INC.
                            PROJECTED BALANCE SHEETS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                 YEAR       YEAR
                                  ONE        TWO

     Assets
     ------

Current assets
 Cash                           $412,246  1,005,576
 Accounts receivable, trade      255,888    204,710
 Inventory                       257,901    357,901
                                --------  ---------

     Total current assets        926,035  1,568,187

Fixed assets, net                 28,609     41,609

Other assets, net                  4,455      4,455
                                --------  ---------

     Total assets                959,099  1,614,251
                                ========  =========

  Liabilities and Stockholders' Equity
  ------------------------------------

Current liabilities
 Current portion long-term debt        24,033    135,960
                                     --------  ---------

Total current liabilities              24,033    135,960

Long-term debt                        139,089      3,129

Stockholders' equity
 Common stock, no par value,
  20 shares issued and
  100 shares authorized                20,100     20,100
 Retained earnings                    775,877  1,455,062
                                     --------  ---------

Total stockholders' equity            795,977  1,475,162
                                     --------  ---------

     Total liabilities and
      stockholders' equity           $959,099  1,614,251
                                     ========  =========

                   (See Summary of Significant Assumptions)

                               MR. CAR MAN, INC.
                          PROJECTED INCOME STATEMENTS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                  YEAR        YEAR
                                   ONE         TWO

Revenues, net                   $1,750,400  3,500,800
Cost of merchandise sold         1,095,436  2,450,160
                                ----------  ---------

    Gross profit                   654,964  1,050,640

Expenses
 Personnel                          20,000     32,000
 Occupancy                          46,900     70,350
 Advertising                        50,000     75,000
 Legal and professional             24,000     36,000
 Other expenses
   Dues and fees                     1,478      2,217
   Education                         2,557      3,836
   Insurance                         5,000      7,500
   Miscellaneous                     8,500     12,750
   Operating supplies                6,400      9,600
   Office supplies                   6,400      9,600
   Outside services                 14,900     22,350
   Office expense                    2,668      4,002
   Repairs and maintenance           8,500     12,750
   Supplies                          6,400      9,600
   Taxes - other                     4,600      6,900
   Telephone                         9,000     13,500
   Travel and entertainment          5,000      7,500
   Meals                             4,000      6,000
   Depreciation expense              8,000     12,000
                                ----------  ---------

     Total expenses                234,303    353,455
                                ----------  ---------

Income from operations             420,661    697,185

Interest expense                    12,000     18,000
                                ----------  ---------

     Net income                 $  408,661    679,185
                                ==========  =========

                   (See Summary of Significant Assumptions)

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO


The financial projection is based on subscribing an offering of $6 million in promissory notes and $1.5 million in installment sales contracts by the end of year two, and presents to the best of management's knowledge and belief, a summary of the Company's expected results of operations and changes in financial position for the projection period, if such funds are obtained. Accordingly, the projection reflects its judgement, as of March 10, 1997, the date of this projection, of the expected conditions and its expected course of action if the financing were obtained. The presentation is designed to provide information to potential lenders and investors concerning results if the funds were obtained and should not be considered to be a presentation of expected future results. Accordingly, this presentation may not be useful for other purposes. The assumptions disclosed herein are those management believes are significant to the projections. Even if funds are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

Mr. Car Man, Inc. sells used automobiles and provides financing to its buyers. MCMI's customer base primarily consists of individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. The financing contracts have historically been sold to third party investors. These projected financial statements reflect sales primarily to Genesis Financial Group, Inc., an affiliated company.

Revenue Recognition
-------------------

Revenue is recognized at time of sale. For company provided financing, interest income on outstanding balance is recognized when earned. Proceeds received from financing contracts sold reduce the outstanding receivable balance.

Inventory
---------

Inventory is recorded at historical cost plus cost of repairs, if required. Cost of sales is determined on a specific identification method. Repossessions are recorded at the lower of cost or market.

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)


Fixed Assets
------------

Fixed assets are carried at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method of depreciation for financial reporting purposes. The average estimated useful lives of the principal property categories are summarized as follows:

Furniture and fixtures          7 years
Machinery and equipment        10 years
Leasehold improvements         30 years

The modified accelerated cost recovery system is used for federal income tax purposes. Repairs and maintenance costs are charged to expense as incurred.

Income Taxes
------------

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits.

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS

Note A.   REVENUES, NET

          The Management of Mr. Car Man, Inc. expects to sell installment sales contracts to its affiliated company, Genesis Financial Group, Inc. (Genesis) in amounts of $1,166,664 and $2,666,664 in years one and two, respectively. Sales for each year include $333,334 in installment sales contracts which will be sold to investors through an offering to the general public by Genesis.


Note B.   COST OF SALES

          Cost of sales is expected to increase as the amount of sales increases. The margins are projected to improve over historical levels due to the increased volume.

          Management anticipates opening a new car lot in years one and two which is estimated to require a base inventory of $100,000 per lot.

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)


Note C.   FIXED ASSETS

          Management anticipates opening a new car lot in years one and two at an estimated cost of $25,000 in additional fixed assets per car lot. Depreciation expense is calculated based on the assets' estimated useful life of five years.


Note D.   EXPENSES

          Operating expenses are expected to increase as revenues increase due to additional requirements of personnel and occupancy costs to support the new proposed car lot and increased expenses due to increased volume.


Note E.   INCOME TAX

          There is no provision for income tax expense in these financial statements because Mr. Car Man, Inc. is an S Corporation, and the stockholders have elected to report the taxable income or loss on their individual returns.

                                 APPENDIX "A"

                       Retail Installment Sales Contract
                       ---------------------------------

                       RETAIL INSTALLMENT SALES CONTRACT

--------------------------------------------------------------------------------
Buyer (and Co-Buyer) Name and Address          Ceditor (Seller Name and Address)
(include County & Zip Code)


--------------------------------------------------------------------------------
You, the Buyer (and Co-Buyer, if any), may buy the vehicle described below for cash or on credit. The cash price is shown below as "Cash Price." The credit price is shown below as "Total Sale Price." By signing this contract, you choose to buy the vehicle on credit under the agreements on the front and back of this contract. This contract is not contingent upon any financing terms which are satisfactory to the parties.

Description of Vehicle. You agree to buy and the Creditor agrees to sell the following vehicle.

--------------------------------------------------------------------------------
New or Used             Year            Made and Model            Body Type


--------------------------------------------------------------------------------
Vehicle Identification No.              Use for Which Purchased
                                        [ ] personal    [ ] agricutural
                                        [ ] business    [ ] _________________
--------------------------------------------------------------------------------
If truck -- Describe body and major names of equipment sold:

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                     FEDERAL TRUTH-IN-LENDING DISCLOSURES
--------------------------------------------------------------------------------
ANNUAL PERCENTAGE RATE       FINANCE CHARGE             Amount Financed
The cost of your credit      The dollar amount the      The amount of credit
as a yearly rate.            credit will cost you.      provided to you or on
                                                        your behalf

____________%                $ ______________           $ _______________
--------------------------------------------------------------------------------
Total of Payments                       Total Sale Price
The amount you will have paid           The total cost of your purchase
after you have made all                 on credit, including your
payments as scheduled.                  downpayment of $______________ is.

$_______________________                $__________________________
--------------------------------------------------------------------------------
Your Payment Schedule Will Be:
--------------------------------------------------------------------------------
Number of Payments                       Amount of Payments
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
When Payments Are Due                     Or as Follows
--------------------------------------------------------------------------------
Monthly beginning
--------------------------------------------------------------------------------
        beginning
--------------------------------------------------------------------------------
        beginning
--------------------------------------------------------------------------------
Late Charge. If a payment is not paid in full within 7 days after it is due, you will pay a late charge of 5% of the late payment.

Prepayment. If you pay off all your debt early, you will not have to pay a penalty and you may be entitled to a refund of part of the finance charge.

Security Interest. You are giving a security interest in the vehicle being purchased.

Additional information. See the other side of this contract for more information including information about nonpayment, default, any required repayment in full before the scheduled date, prepayment refunds and security interest.
--------------------------------------------------------------------------------
ITEMIZATION OF AMOUNT FINANCED
1. Cash Price (including any accessories,
   services, and taxes)_______________________________________$ _____________(1)
2. Total Downpayment = Net Trade-in $ ________________ + Cash
                       Downpayment $_________________________
   Your Trade-in is a _______________________________________ $ _____________(2)
                      Year            Make             Model
3. Unpaid Balance of Cash Price (1 minus 2)__________________ $ _____________(3)
4. Other Charges including Amounts Paid to Others on Your Behalf:
   A Cost of Physical Damage Insurance Paid to the Insurance
     Company Named Below -- Covering damage to the
     Vehicle. _______________________________________________ $ _____________
   B Cost of Optional Mechanical Repair Insurance Paid to the
     Insurance Company Named Below -- Covering Certain
     Mechanical Repairs. ____________________________________ $ _____________
   C Cost of Optional Credit Insurance for the Term of this
     Contract Paid to the Insurance Company or Companies
     Named below. Life $________________ Disability, Accident
     and Health $____________________________________________ $ _____________
   D Official Fees Paid to Government Agencies ______________ $ _____________
   E Taxes Not Included in Cash Price _______________________ $ _____________
   F Government License and/or Registration Fees (Itemize)___ $ _____________
   G Government Certificate of Title Fees ___________________ $______________
   H Other Charges (Seller must identify who will receive
     payment and describe purpose)
        to ______________ for _______________________________ $ _____________
        to ______________ for _______________________________ $ _____________
     Total Other Charges and Amounts Paid to Others on Your
     Behalf _________________________________________________ $ _____________(4)
5. Amount Financed -- Unpaid Balance (amount of credit you
   will get) (3 + 4) ________________________________________ $ _____________(5)
--------------------------------------------------------------------------------
Insurance. If any insurance is checked below, the policies or certificates issued by the Companies named will describe the terms and conditions.

Physical Damage Insurance. You may obtain physical damage insurance from anyone you want who is acceptable to the Creditor. If you get the insurance from the seller, the cost shown in 4A of the itemization above is $_____________________ Insurance Company _______________________ Term _____________ months.

Optional Mechanical Repair Insurance. The cost of this insurance is shown in 4B of the itemization above.

Insurance Company ____________________________________
Term: [ ] _____________ Months or ________________ Miles whichever occurs first.
--------------------------------------------------------------------------------
Optional Credit Insurance. Credit line insurance and credit disability insurance are not required to obtain credit and will not be provided unless you sign for them and agree to pay the additional cost. If you want this insurance, check the insurance desired and sign below. If you have chosen this insurance, the cost is shown in 4C of the itemization above.

Check the insurance desired:
[ ] Life (Buyer [ ]    Co-Buyer [ ]     Both [ ])
[ ] Disability, Accident and Health (Buyer Only)
By signing here, you are stating that you are under age 65.

[ ] __________________________________________________
    Name of Insurer

______________________________________________________
Home Office Address
This policy will pay your debt on this contract up to $____________________ Total policy coverage for this and other contracts is limited to $______________

                       NO LIABILITY INSURANCE INCLUDED.

_____________________________           _________________________________
Buyer signature         Date            Co-Buyer Signature           Date
--------------------------------------------------------------------------------
I (we) waive the benefit of my (our) Homestead Exemption as to this obligations.

You signed this contract and received a copy on (Do not date on Sunday) ________________________, 19 ____________________

Buyer Signs __________________________ Co-Buyer Signs _________________________

Co-Buyers and Other Owners--A co-buyer is a person who is responsible for paying the entire debt. An other owner is a person whose name is on the title to the vehicle but does not have to pay the debt. The co-buyer or other owner knows that the Creditor has a security interest in the vehicle and consents to the security interest.

Other owner signs here __________________ Address ______________________________

Creditor Signs ___________________ By _______________ Title ____________________

--------------------------------------------------------------------------------
This contract is assigned with recourse under the terms of the "Seller's Assignment" on the reverse side.

_________________________________________________________________
Seller

_________________________________________________________________
By              (If Corp. or Partnership)            (Title)

This contract is assigned without recourse or with limited recourse under the terms of the "Seller's Assignment" on the reverse side.

_________________________________________________________________
Seller

_________________________________________________________________
By              (If Corp. or Partnership)            (Title)

--------------------------------------------------------------------------------
                            Notice: See Other Side

WHITE--ORIGINAL  YELLOW--FILE COPY  PINK--BUYERS COPY  GOLDENROD--CO-BUYERS COPY

Ownership and risk of loss. You agree to pay the creditor all you owe under this contract even if the vehicle is damaged, destroyed or missing. You agree not to sell, transfer, or remove the vehicles from the State of Virginia without the Creditor's written permission. You agree not to expose the vehicle to misuse or confiscation. You will make sure the Creditor's security interest (lien) on the vehicle is shown on the title. If the Creditor pays any repair bills, storage bills, losses, fines, or other charges on the vehicle, you agree to pay the amount when the Creditor asks for it.

Security interests. You are giving the Creditor a security interest in the vehicle being purchased and any accessories, equipment and replacement parts being installed in the vehicle. The security interest also covers (1) insurance premiums and charges for service contracts returned to the creditor (2) proceeds of any insurance policies or service contract on the vehicle and (3) proceeds of any insurance policies on your life or health which are financed in this contract. This secures payment of all amounts you owe in this contract and in any transfer, renewal, extension or assignment of this contract. It also secures your other agreements in this contract.

Prepayment Refund. You can prepay all of your debt and get a refund or part of the Finance Charge. This refund will be figured by the Rule of 78's - a method commonly used to figure refunds on installment contracts, provided however the creditor is entitled to receive a minimum of $25 in finance charges. There will be no refund report to you if it is less than $1.00.

NOTICE IF YOU PAY THIS LOAN OR SALE ON CREDIT PARTIALLY OR IN FULL
        BEFORE ITS DUE DATE, THE AMOUNT OF INTEREST YOU PAY WILL BE GREATER THAN THE AMOUNT OF INTEREST YOU WOULD PAY FOR A SIMPLE INTEREST LOAN OF THE SAME PRINCIPAL AMOUNT.

Right to Refinance a Balloon Payment. Any installment which is more than twice the amount of an otherwise regularly scheduled equal installment is a Balloon Payment. If the property described in this contract is to be used primarily for consumer purposes, unless a separate agreement has been executed, the Buyer has the right to refinance any payment which is more than 10% greater than the regular or recurring installment payments on the basis of an extended period of time and additional payments which shall allow the balance to be paid in as few periodic payments not more than 10% greater than the regularly scheduled installment payments as are required to pay such balances.

Required Physical Damage Insurance. You agree to have physical damage insurance covering the loss or damage to the vehicle for the term of the contract. At any time during the term of this contract, if you do not have physical damage insurance which covers both the interest of you and the Creditor in the vehicle, then the Creditor may buy it for you. If the Creditor does not buy physical damage insurance which covers both interests in the vehicle, if may, if it decides, buy insurance which covers only the Creditor's interest.

        The Creditor is under no obligation to buy any insurance, but may do so if it desires. If the Creditor buys either of these coverages, it will let you know what type it is and the charge you must pay. The charge will consist of the cost of the insurance and a finance charge, at the highest lawful contract rate. You agree to pay the charge in equal installments along with the payments shown on the payment schedule.
        If the vehicle is lost or damaged, you agree that the Creditor can use any insurance settlement either to repair the vehicle or to apply to your debt.

Late Charge. You will have to pay a late charge on each payment received by the Creditor more than seven days late. The charge is shown on the front. You must also pay any cost paid by the Creditor to collect any late payment. Acceptance of a late payment or late charge does not excuse your late payment or mean that you can keep making payments after they are due. The Creditor may also takes the steps set forth below if there is any late payment.

Optional Insurance or Service Contracts. This contract may contain charges for optional insurance or service contracts. If the vehicle is repossessed, you agree that the Creditor may claim benefits under these contracts and terminate them to obtain refunds for unearned charges.

Insurance or Service Contract Charges Returned to Creditor. If any charge for required insurance is returned to the Creditor it may be credited to your account or used to buy similar insurance or insurance which covers only the Creditor's interest in the vehicles. Any refund on optional insurance or service contracts obtained by the Creditor will be credited to your account.
    Credits to your account will include both the amounts received by the Creditor and the unearned Finance Charges on those amounts. These credits will be applied to as many of your installments as they will cover beginning with the final installment. You will be notified of what is done.

Required Repayment in Full Before the Scheduled Date. If you fail to pay any payment within 10 days after it is due according to the payment schedule or if you break any of the agreements in the contract (default), the Creditor can demand that you pay all you owe on the contract at once. In figuring what you owe, the Creditor will give you a refund of part of the Finance Charge figured the dame as if you had prepaid in full.

Repossession of the Vehicle for Failure to Pay. Repossession means that if you fail to pay any payment within 10 days after it is due according to the payment schedule or if you break any of the agreements in this contract (default), the Creditor can take the vehicle from you. To take the vehicle the Creditor can enter your property or the property where it is stored, so long as it is done peacefully. If there is any personal property in the vehicle, such as clothing, the Creditor can store it for you. Any accessories, equipment or replacement parts will remain with the vehicle.

Getting the Vehicle Back After Repossession. If the Creditor repossesses the vehicle you have the right to get it back (redeem) by paying the entire amount you owe on the contract (not just past due payments) plus any late charges, the cost of taking and storing the vehicle and other expenses that the Seller or the Creditor has had in figuring the entire amount you owe on the contract. The Creditor will give your a refund for part of the Finance Charge figured the same as if you had prepared your contract. Your right to redeem will end when the vehicle is sold.

Sale of the Repossessed Vehicle. The Creditor will send you a written notice of sale at least 10 days before selling the vehicle. If you do not redeem the vehicle by the date on the notice the Creditor can sell it. The Creditor will use the net proceeds of the sale to pay all or part of your debt.
    The net proceeds of sale will be figured this way. Any late charges and any charges for taking and storing the vehicle, cleaning and advertising, etc. and any attorney fees and court costs will be subtracted from the selling price.
    If you owe the Creditor less than the net proceeds of sale, the Creditor will pay you the difference, unless required to pay it to someone else. For example, the Creditor may be required to pay a lender who has given you a loan and also taken a security interest in the vehicle.
    If you owe more than the net proceeds of sales, you will pay the Creditor the difference between the net proceeds of sale and what you owe when the Creditor asks for it. If you do not pay this amount when asked, you may also be charged interest at the highest lawful rate until you do pay all you owe to the Creditor.

Collection Costs. If the Creditor hires an attorney to collect what you owe, you will pay the attorney's reasonable fee and any court cost.

Delay in Enforcing Rights and Changes of this Contract. The Creditor can delay or refrain from enforcing any of the rights under the contract without losing them. For example, the Creditor can extend the time for making some payments without extending others. ANY CHANGE IN TERMS OF THIS CONTRACT MUST BE IN WRITING AND SIGNED BY THE CREDITOR. NO ORAL CHANGES ARE BINDING. If any part of this contract is not valid all other parts will remain enforceable.

Warranties Seller Disclaims. You understand that the Seller is not offering any warranties and that there are no implied warranties of merchantability, of Fitness for a particular purpose, or any other warranties, express or implied by the Seller, covering the vehicle unless the Seller extends a written warranty or service contract within 90 days from the date of this contract.

    An implied warranty of merchantability generally means first the vehicle is fit for the ordinary purpose for which such vehicles are generally used. A warranty of fitness for a particular purpose is a warranty that may arise when the Seller has reason to know the particular purpose for which you require the vehicle and you rely on the Seller's skill or judgement to furnish a suitable vehicle.

    This provision does not affect any warranties covering the vehicle which may be provided by the Vehicle manufacturers.

NOTICE: ANY HOLDER OF THE CONSUMER CREDIT CONTRACT IS SUBJECT TO ALL CLAIMS AND DEFENSES WHICH THE DEBTOR COULD ASSERT AGAINST THE SELLER OF GOODS OR SERVICES OBTAINED PURSUANT HERETO OR WITH THE PROCEEDS HEREOF. RECOVERY HEREUNDER BY THE DEBTOR SHALL NOT EXCEED AMOUNTS PAID BY THE DEBTOR HEREUNDER.

The Preceding NOTICE applies only to goods or services obtained primarily for personal, family, or household use. In all other cases Buyer will not assert against any subsequent holder or assignee of this contract any claims or defenses the Buyer (debtor) may have against the Seller, or against the manufacturer of the vehicle or equipment obtained under this contract.


______________________________________________________________________________

SELLER'S AGREEMENT

Seller sells and assigns to __________________________________ all of its right, title and interest in this contract.

Seller warrants and represents; (1) The contract across-from the sale of the property described on the face of the contract; (2) Seller had title to the property at the time of sale free of any liens; (3) All disclosures required by the law were properly made to that buyer prior to the Buyer signing the contract; (4) All insurance documentation will be delivered to the Buyer within the time required by law; (5) To the best of Seller's knowledge, the Customer's Statement attached is accurate. (6) The down-payment received by Seller is exactly as stated; (7) The contract is enforceable, and (8) Seller is licensed as required by law.

Each of these warranties and representations is material to assignee's acceptance of this contract. If any of them is breached or is erroneous, Seller unconditionally promises to accept reassignment of this contract and to pay assignee, upon demand the full amount of the unpaid balance under this contract. Seller also agrees to indemnify assignee to the full extent of all losses or expenses incurred by assignee as a result of such breach or error.

Seller agrees to indemnify assignee for any judicial setoff or loss as incurred as a result of a claim or defense of Buyer against Seller.

If this contract is rescinded by court order, Seller shall pay assignee the full amount assignee paid to purchase it. Seller shall be liable even if a waiver, compromise, settlement or variation of the terms of the contract releases the Buyer.

Seller waives notice of acceptance of this guarantee and notices non-payment and non-performance.

CONTRACTS ASSIGNED WITH RECOURSE

If this contract is assigned with recourse. In addition to the foregoing guarantees, indemnities and obligations Seller unconditionally guarantees payment on demand of the unpaid balance on this contract and all losses and expenses incurred by assignee. In the event of a default in payment of any installment, except as otherwise provided by the terms of the present assignee Retail Plan.

CONTRACTS ASSIGNED WITHOUT RECOURSE OR WITH LIMITED RECOURSE

If this contract is assigned without a recourse or with limited recourse, such assignment is without recourse to the Seller except to the circumstances set forth above and in and to the extent that an amount is stated in the following paragraph.

Seller unconditionally guarantees that if Buyer defaults in the payment of any installment under this agreement, Seller will pay, upon demand by assignee, the unpaid balance to the sum of $__________________________.
______________________________________________________________________________

                                 APPENDIX "B"

                      Guarantee And Replacement Agreement
                      -----------------------------------

                      GUARANTEE AND REPLACEMENT AGREEMENT
                      -----------------------------------


     FOR VALUE RECEIVED, and to induce ___________________________ ("Investor"), to participate and invest in Genesis Financial Group, Inc. ("Corporation") through the purchase of certain Installment Sales Contracts ("Contracts") sold to the Investor pursuant to the Corporation's SB-1 registered offering ("Offering"), and to accept the Contracts so purchased pursuant to the aforesaid Offering, the undersigned Corporation guarantees the following:

     1.  Replacement of Defaulted Contract.  In the event the underlying
         ---------------------------------
consumer on the Contract defaults on his or her obligations thereunder, the Corporation will replace the defaulted Contract with a new Contract having comparable terms and provisions as soon as reasonably practicable.


     2.  Guarantee of Payments.  In the event of a default under a Contract and
         ---------------------
a replacement Contract is not readily available, the Corporation guarantees the payment when due of all sums currently or thereafter to be paid to the Investor under the defaulted Contract until such time as a replacement Contract is substituted therefor. The purpose of this Guarantee is to assure the Investor of his receiving all regularly scheduled payments owed under the Contracts in accordance with his investment in the Corporation pursuant to the aforesaid Offering. Notwithstanding this Guarantee, no reserve fund will be established by the Corporation for this purpose.

     3.  Interpretation.  This Agreement shall be construed and interpreted in
         --------------
accordance with the laws of the Commonwealth of Virginia.

     In Witness Whereof, Corporation signs and delivers to Investor this Agreement on the ___ day of __________________, 199____.

                                                 "CORPORATION"

Witness:                                     Genesis Financial Group, Inc.,
                                             a Virginia Corporation
_________________________
                                             By: ___________________________

                                             Its:___________________________

                                  APPENDIX "C"

                         ASSIGNMENT OF SALES CONTRACT
                         ----------------------------

                         ASSIGNMENT OF SALES CONTRACT
                         ----------------------------

          This Assignment Of Sales Contract ("Assignment"), dated as of ____________________, 199___, by and between Genesis Financial Group, Inc., a Virginia corporation, (hereinafter referred to as "Corporation"), and ______________________________ (hereinafter individually or collectively referred to as "Assignee").

                                   RECITALS:
                                   ---------

     A. In connection with a SB-1 registered offering ("Offering") by the Corporation of its Retail Installment Sales Contracts ("Contracts"), Assignee has previously executed a Subscription Letter ("Letter") subscribing for one or more Contracts pursuant to his investment in the Corporation in the amount set forth in the aforementioned Letter, to which reference is hereby made.

     B. In furtherance of the Assignee's investment in the Corporation and for the purpose of effectuating the terms and conditions set forth in the Letter and the Offering, Corporation hereby executes this Assignment to evidence the Contracts to be allocated to the Assignee's account pursuant to his investment in the Corporation.

     Corporation hereby warrants and represents as follows:

     1. Corporation is the holder of all rights, title and interest in and to those certain Contracts attached hereto as Exhibit "A" which documents have arisen in the normal course of the Corporation's business.

     2. In consideration of Assignee's investment in the Corporation pursuant to the aforementioned Letter and Offering, the Corporation hereby grants, transfers, and conveys to the Assignee all of its rights, title and interest in and to those certain Contracts set forth on Exhibit "A" attached hereto until such time as said Contracts are paid in full or the Assignee has otherwise received a full refund of his investment in the Corporation, together with his applicable return on investment as provided for in Paragraph 3 hereof. Notwithstanding the foregoing, the Corporation shall have the right to substitute any Contract assigned hereunder with a Contract of comparable value in the event of a default under any such Contract pursuant to the terms of the Letter and that certain Guarantee And Replacement Agreement executed in conjunction with this Assignment for the benefit of Assignee.

     3. Disclosed on Exhibit "B" hereto are the calculations of the Assignee's rate of return on his investment in the Corporation as a function of the specific Contracts assigned to him.

     4. Assignee hereby agrees to return to the Corporation any and all Contracts, Certificates of Title and any other document delivered to Assignee pursuant to his investment in the Corporation upon receipt thereby of cash, and/or property, in the amount of his initial investment plus his calculated return on his investment.

     5. The Corporation agrees to execute this Assignment and Exhibits in duplicate. One original counterpart shall be forwarded to the attention of the Assignee. Copies of all amendments to Exhibits "A" and "B" hereunder that are generated from time to time in connection with the Assignee's investment will also be executed and forwarded as they arise.

     WITNESS the following execution:

                                                    "Corporation"
                                      Genesis Financial Group, Inc., a Virginia corporation


                                      By:______________________________________

                                      Its:_____________________________________



                                                      "Assignee"


                                      By:______________________________________

                                   EXHIBIT A

                         Assignment of Sales Contract
                         ----------------------------

     List of Assigned Vehicular Sales Contracts

     _________________________      _________________________

     _________________________      _________________________

     _________________________      _________________________

     _________________________      _________________________

     _________________________      _________________________

     _________________________      _________________________

     _________________________      _________________________

     _________________________      _________________________


               "Assignor"                     "Assignee"

     Genesis Financial Group, Inc.,      ___________________________
     a Virginia Corporation

By:___________________________

Its:__________________________

                                   EXHIBIT B

                         Calculation Of Rate Of Return
                         -----------------------------



               "Assignor"                     "Assignee"

     Genesis Financial Group, Inc.,      ___________________________
     a Virginia Corporation

By:___________________________

Its:__________________________

                                 APPENDIX "D"

                     Partial Assignment Of Sales Contract
                     ------------------------------------

                     PARTIAL ASSIGNMENT OF SALES CONTRACT
                     ------------------------------------


     This Partial Assignment of Sales Contract ("Assignment"), dated as of ____________________, 199___, by and between Genesis Financial Group, Inc., a Virginia corporation, (hereinafter referred to as "Corporation"), and ______________________________ (hereinafter individually or collectively referred to as "Assignee").

                                   RECITALS:
                                   ---------

     A. In connection with a SB-1 registered offering ("Offering") by the Corporation of its Retail Installment Sales Contracts ("Contracts"), Assignee has previously executed a Subscription Letter ("Letter") subscribing for partial interests in one or more Contracts pursuant to his investment in the Corporation in the amount set forth in the aforementioned Letter, to which reference is hereby made.

     B. In furtherance of the Assignee's investment in the Corporation and for the purpose of effectuating the terms and conditions set forth in the Letter and the Offering, Corporation hereby executes this Assignment to evidence the Contracts to be allocated to the Assignee's account pursuant to his investment in the Corporation.

     Corporation hereby warrants and represents as follows:

     1. Corporation is the holder of all rights, title and interest in and to those certain Contracts attached hereto as Exhibit "A" which documents have arisen in the normal course of the Corporation's business.


     2. In consideration of Assignee's investment in the Corporation pursuant to the aforementioned Letter and Offering, the Corporation hereby grants, transfers, and conveys to the Assignee a partial interest in those certain Contracts attached hereto as Exhibit "A" corresponding to the number of monthly payments under each such Contract specifically allocated to the Assignee as disclosed on Exhibit "B," until such time as all payments allocated to Assignee under a Contract have been paid or until Assignee has received cash, and/or property, in the amount of his initial investment in the Corporation, plus his calculated return on his investment. Although Assignee has purchased only a partial interest in one or more Contracts, the Corporation hereby agrees to assign the entire Contract to the Assignee for the purpose of precluding the assignment of multiple interests in a single Contract.

     Notwithstanding the foregoing, the Corporation shall have the right to substitute any Contract assigned hereunder with a Contract of comparable value in the event of a default under any such Contract pursuant to the terms of the Letter and that certain Guarantee And Replacement Agreement executed in conjunction with this Agreement for the benefit of Assignee.

     3. Disclosed on Exhibit "B" hereto are the partial payments assigned under each Contract identified in Exhibit "A" and the calculations of the Assignee's rate of return on his investment in the Corporation.

     4. Assignee hereby agrees to return to the Corporation any and all Contracts, Certificates of Title and any other document delivered to Assignee pursuant to his investment in the Corporation upon receipt thereby of cash, and/or property, in the amount of his initial investment plus his calculated return on his investment.

     5. The Corporation and Assignee agree to execute this Assignment and Exhibits in duplicate. One original counterpart shall be forwarded to the attention of the Assignee. Copies of all amendments to Exhibits "A" and "B" hereunder that are generated from time to time in connection with the Assignee's investment will also be executed and forwarded as they arise.

     WITNESS the following execution:

                                         "Corporation"

                         Genesis Financial Group, Inc., a Virginia corporation

                         By:______________________________________

                         Its:_____________________________________



                                            "Assignee"

                         By:______________________________________

                                   EXHIBIT A

                                      TO

                     Partial Assignment of Sales Contract
                     ------------------------------------

     List of Assigned Vehicular Sales Contracts

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

               "Assignor"                          "Assignee"

     Genesis Financial Group, Inc.,         ________________________
     a Virginia Corporation

By:___________________________

Its:__________________________

                                   EXHIBIT B

               Partial Payments And Calculation Of Rate Of Return
               --------------------------------------------------


A.   Partial Payments Assigned.
     -------------------------

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________

     _________________________              ________________________


B.   Rate Of Return.
     --------------



               "Assignor"                     "Assignee"

     Genesis Financial Group, Inc.,         ________________________
     a Virginia Corporation

By:___________________________

Its:__________________________

                                 APPENDIX "E"

                              Subscription Letter
                              -------------------

                              SUBSCRIPTION LETTER
                              -------------------



Genesis Financial Group    Total Offering:       $7,500,000
4206 Williamson Road
Roanoke, Virginia 24012    Type of Investment    Retail
                           Offered:              Installment
                                                 Sales
                                                 Contracts
                                                 and Corporate
                                                 Guarantees
                            Price Per Contract:  Variable

                            Total Investment:    $____________

                            Commencement Date
                            of Offering:         April __, 1997


                            Investment Option:   _____ 20%
                                                 _____ 25%

Gentlemen:

     This letter is furnished to Genesis Financial Group, a Virginia corporation, ("Corporation"), in connection with the investment by the undersigned on this date in the amount shown above for the acquisition of one or more Retail Installment Sales Contracts ("Contracts") generated by Mr. Car Man, Inc. ("MCMI") during the course of its normal business operations of selling used vehicles, together with the Corporation's guarantee ("Guarantee") of the contractual obligations under each Contract sold, which Contracts have been purchased at a discount by the Corporation. In conjunction herewith, the undersigned hereby delivers his check, payable to the Corporation, in the amount equal to the total investment shown above. Since the Corporation's Guarantee pertains to each Contract sold hereunder, future reference to the term "Contract" shall be deemed to incorporate the underlying Guarantee which securities are sold as a unit.


     The undersigned hereby understands that the Contracts have been registered under the Securities Act of 1933 ("1933 Act") and that the Corporation reserves the right, in its sole discretion, to reject any subscription at any time. Contemporaneously with the offering of its Contracts, the Corporation will also offer for sale to selected investors its corporate promissory notes ("Notes"). Although the Corporation does not currently intend to sell more than $1,500,000.00 in Contracts to investors, the Corporation reserves the right to sell up to $7,500,000.00 in Contracts, as well as up to $7,500,000.00 in Notes. In no event, however, will more than $7,500,000.00 in the aggregate of Contracts and Notes be sold to Investors. If not sooner terminated by the Corporation, this offering will terminate on the second anniversary date of the Effective Date of the Registration Statement. The undersigned understands there is no minimum offering amount required to be received before the Corporation may fully utilize the undersigned's funds. In conjunction with the offering, the undersigned agrees to execute the Power of Attorney form delivered with this Letter.

Nature, Type And Return On Investment
-------------------------------------

     The undersigned understands that the Corporation is in the business of purchasing at a discount some or all of the Contracts generated by MCMI from time to time as they arise. Accordingly, the number of Contracts assigned to a particular investor will vary depending on his total investment, the value of the Contracts allocated to his account, and the investment option selected by an investor hereinabove. The 20% and 25% investment options offered to investors represent an annual return on investment. The Corporation intends to pass through to investors part or all of each customer's monthly payments under the Contracts to satisfy the Corporation's obligations to its investors purchasing Contracts. In the event a customer should default, the Corporation is obligated to replace the defaulted contract with a new Contract having similar terms and conditions. Until a replacement Contract is substituted for a defaulted Contract, the Corporation will guarantee that all payments due and owing to an Investor will be made on a timely basis. The Corporation intends to use its capital reserves and other sources of revenue, including funds generated from the sale of its Notes and customer payments on Contracts purchased from MCMI and retained by the Corporation, to satisfy such obligations. The investment options, return rates and the Corporation's obligations to replace defaulted Contracts and guarantee payments are more particularly detailed in the Prospectus to which reference is hereby made.

     The undersigned acknowledges that he will receive a return of principal and interest on a monthly basis corresponding with the monthly payments set forth under the Contracts assigned to his account. The actual purchase price for a Contract is based upon the original face value of the Contract, the interest rate, the amortization schedule and the discounted purchase price paid to MCMI by the Corporation. Reference is made to the Prospectus for a more detailed discussion of how the purchase price for and investment return on a Contract is calculated. The portion of the undersigned's investment attributable to a particular Contract will be calculated in advance to correlate with the investment option selected.

     The Corporation will attempt to maintain at all times a portfolio of valid and current Contracts for each investor to the extent of the investor's actual outstanding investment in the Corporation. The undersigned understands that the Corporation assumes the risk of any default under a Contract and will replace, as soon as reasonably practicable, any defaulting Contract with a new Contract of comparable value. Further, the undersigned acknowledges and understands that the success of the Corporation's business depends upon the creation by MCMI of new sale transactions on a continual basis and that his investment hereunder will correlate with the availability of identifiable and executed Contracts.
The Corporation undertakes to notify and submit a copy to the undersigned of each new Contract assigned to the undersigned's account. The undersigned understands that the Corporation will cover the monthly payments on any defaulting Contract until such time that a new Contract is substituted therefor. However, the undersigned will not be entitled to receive any sum in excess of his stated return. In addition, the Corporation reserves the right at any time and from time to time to return an investor's funds without penalty.

Indenture
---------

     The Contracts and Notes offered by the Corporation will be issued pursuant to and subject to the terms of that certain Indenture agreement executed by the Corporation in conjunction with this offering. The Indenture is required under the Trust Indenture Act of 1939 and imposes additional obligations on the Corporation in issuing the Contracts and Notes and servicing its debt obligations thereunder. A copy of the Indenture will be provided to each investor to which document reference is hereby made.

Delivery Of Original Documents
------------------------------

     Once a Contract has been assigned to a particular investor's portfolio, that Contract will remain in that investor's portfolio until the investor's rights in that Contract are terminated or unless there is a default thereunder at which time the Corporation will replace such Contract with a comparable one as soon as possible. In the interim, the Corporation will continue any monthly payments attributable to any such defaulting Contract until it is so replaced. All original Contracts will be delivered to an investor as they are assigned.

Receipt And Review Of Information
---------------------------------

     The undersigned acknowledges receipt of the Corporation's Prospectus filed with the Securities And Exchange Commission, a copy of the form Contract used by MCMI, a copy of the Indenture and a Subscriber Information Schedule ("Schedule"). In addition, the undersigned hereby acknowledges that he, or his investment advisor, has had the opportunity to ask questions of the Corporation's and MCMI's officers and receive and review all information and documentation requested pertaining to the officers, the Corporation and MCMI. The undersigned represents that he and/or his investment advisor: (i) is familiar with the financial condition of the

Corporation and MCMI and the proposed business activities of the Corporation and MCMI; (ii) has discussed with the officers the current and proposed activities of the Corporation and MCMI including, without limitation, the selling operations of MCMI; (iii) has discussed with the officers of the Corporation the method and manner for handling and safeguarding the Contracts and Titles; and
(iv) has conducted, to his sole satisfaction, all investigations and inquiries pertaining to the Corporation, MCMI and the officers thereof that he deemed necessary and expedient in making his investment decision. Accordingly, the undersigned believes that the Contracts are securities of the kind he wishes to purchase and hold for investment and that the nature and amount of his investment are consistent with his investment program.

     The undersigned further understands that the Corporation, or an affiliate thereof, will act as the collection agency for all Contracts.

Acknowledgement Of Certain Facts
--------------------------------

     The undersigned hereby expressly acknowledges that he is aware of the following facts;

     (i) In addition to the risks summarized herein, there are other substantial risks involved in investing in the Corporation and, therefore, the risks set forth hereunder are not intended to be complete or relied upon by the undersigned as a basis for making an investment in the Corporation;

     (ii) Neither the Securities And Exchange Commission nor any state agency has passed upon the adequacy of this offering or upon the accuracy of any information or documentation provided to him or made any finding or determination as to the fairness of an investment in the Corporation. Any representation to the contrary is a criminal offense;

     (iii) He should only invest in the Corporation based upon his particular circumstances and should confer with and rely on his own investment and tax advisors as to the substantial risks inherent in an investment in the Corporation. He acknowledges that he has carefully read and completed, where necessary, in its entirety the Prospectus, Schedule, Indenture and this Letter and that neither the Corporation, its officers, nor any other party has made any representation or warranty with respect to the Corporation, MCMI, the officers thereof or the business conducted thereby except as otherwise specifically set forth herein and in the Prospectus;

     (iv) The Corporation and MCMI have provided him with an opportunity to meet and confer with the officers thereof regarding all aspects of the transactions contemplated by the Corporation including the creation and assignment of the Contracts and will afford him the opportunity to obtain any additional information, to the extent that the Corporation and MCMI possesses such information or can acquire it without unreasonable effort or expense; and

     (v)    This offering will continue for a period of two years.

Representations Of Investors And Risks
--------------------------------------

     The undersigned understands that an investment in the Corporation involves a high degree of risk. To induce the Corporation to issue and sell the Contracts to the undersigned, the undersigned hereby warrants, represents and covenants to the Corporation as follows:

     (i) The undersigned can bear the economic risk of an investment in the Corporation and the acquisition of the subscribed for Contracts for an indefinite period of time;

     (ii) The undersigned has sufficient available financial resources to provide adequately for his current needs, including possible personal contingencies, and can bear the economic risk of a complete loss of his investment hereunder without materially affecting his financial condition;

     (iii) The undersigned has been furnished with all materials, documents and information relating to the Corporation, MCMI and their activities, the offering of the Contracts and anything set forth in this Letter and the Prospectus which he has requested and the undersigned has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information set forth in said documents;

     (iv) The Corporation, MCMI and their officers have answered all inquiries that the undersigned has put to them concerning the Corporation, MCMI and their activities and any other matters relating to the Corporation, MCMI and the offering as well as with respect to the creation and assignment of the Contracts and the safeguarding and disposition of the Contracts and Titles;

     (v) The undersigned has not been furnished any offering literature other than this Letter, the Prospectus, the Indenture and the form Contract and in making his investment decision has relied only on the information contained therein and his own investigations into the suitability of the investment, the projected rate of return and the proposed business to be conducted by the Corporation and MCMI. The undersigned is familiar with the methods and procedures of the proposed business operations contemplated by the Corporation and MCMI. The undersigned has carefully reviewed and understands this Letter, the Prospectus, the Indenture and the form Contract and the risks of, and other considerations relating to, an investment in the Corporation.

Furthermore, as set forth above, no representations or warranties have been made to the undersigned, or to his advisors, by the Corporation, MCMI, their officers or any other person with respect to the proposed business of the Corporation or MCMI, the financial condition of the Corporation or MCMI, and/or the economic, tax or other aspects or consequences of a purchase of the Contracts, and the undersigned has not relied upon any information concerning this offering, written or oral, other than contained in this Letter, the Prospectus, the Indenture, the form Contract and the information obtained through his own investigations. The undersigned acknowledges that the officers have answered all questions presented by the undersigned and/or his investment advisor and provided all information requested pertaining to the past operating history and financial condition of the Corporation and MCMI;

     (vi) The undersigned has been represented by such legal counsel, tax advisors, accountants and others selected by the undersigned as he has found necessary to consult concerning this transaction and to review and evaluate the tax, economic and other ramifications of an investment in the Corporation. No representation, warranty or advice of any kind is made by the Corporation, the officers or any other person with respect to any consequences relating to the business of the Corporation or an investment in the Corporation, except to the extent otherwise set forth in the Prospectus. (Please note that the provisions of the federal securities laws, in the view of the Commission, are not subject to disclaimer or waiver);

     (vii) The undersigned, if a corporation, partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold the Contracts, and such entity has the principal place of business as set forth in the signature page hereof and such entity has not been formed for the specific purpose of acquiring the Contracts;

     (viii) The undersigned understands that the Contracts have been registered under the 1933 Act;

     (ix) All the information which the undersigned has furnished to the Corporation with respect to his financial position and business experience is correct and complete as of the date of this Letter and, if there should be any material change in such information prior to the consummation of this offering, the undersigned will immediately furnish such revised or corrected information to the Corporation;

     (x) The undersigned hereby acknowledges that no state regulatory authority has passed upon the adequacy or merits of this offering and has expressed no opinion as to the quality of the Contracts offered hereunder; and

     (xi) The undersigned hereby acknowledges that all financial and related projections pertaining to the Corporation and MCMI are merely predictions which are dependent upon various assumptions including, but not limited to, the cost of maintaining inventory, the cost of overhead, market conditions, competition and general economic factors.

     The undersigned acknowledges that his right to purchase the Contracts hereunder is not transferable or assignable by him.

     If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties herein contained shall be deemed to be made by, and be binding upon, each such person and his heirs, executors, administrators, successors and assigns.

Indemnification
---------------

     The undersigned agrees to indemnify and hold harmless the Corporation against any and all liabilities, losses, costs, damages, fees (including attorney's fees) and other expenses which the Corporation may sustain or incur by reason of the undersigned's breach of any representation or warranty contained herein; or by reason of any action improperly taken by the undersigned relating to the sale of the Contracts.

Date of Execution:

__________________                       __________________________________
                                         Signature

Date of Execution:

__________________                       __________________________________
                                         Signature

                                         __________________________________
                                         Printed or Typewritten Name

                                         __________________________________
                                         Printed or Typewritten Name

                                         __________________________________
                                         Street Address

                                         __________________________________
                                         City, State, Zip Code

                                         __________________________________
                                         Telephone

                                         ______________________________________
                                         Social Security Number or
                                         Tax ID Number


The investments purchased hereunder shall be held as follows:


                                         _______________________________________

                                         _______________________________________

                                         _______________________________________

                                         _______________________________________

                                         _______________________________________

                                 APPENDIX "F"

                                   Indenture
                                   ---------

              ___________________________________________________


                         GENESIS FINANCIAL GROUP, INC.
                            a Virginia Corporation



                        ______________________________

                                   Indenture


                          Dated as of March 28, 1997

                         ____________________________


                                  $7,500,000

               Promissory Notes and Installment Sales Contracts
                           with Corporate Guarantees

                      3 1/2 Year Maturity Date For Notes
                     3 1/2 Year Average Term for Contracts



              __________________________________________________

                               TABLE OF CONTENTS

Article     Section              Heading                                 Page
 1                         DEFINITIONS AND INCORPORATION                  1
                           BY REFERENCE

             1.01          Definitions                                    1
             1.02          Other Definitions                              2
             1.03          Incorporation by Reference of Trust            3
                           Indenture Act
             1.04          Rules of Construction                          3

2                          THE SECURITIES                                 3

             2.01          Form and Dating                                3
             2.02          Execution and Authentication                   3
             2.03          Registrar                                      4
             2.04          Corporation to Hold Money in Trust             4
             2.05          Securityholder Lists                           4
             2.06          Registration, Transfer and Exchange            4
             2.07          Replacement of Lost or Stolen                  5
                           Securities
             2.08          Outstanding Securities                         5
             2.09          Cancellation                                   5
             2.10          Defaulted Interest                             6

3                          PREPAYMENT OF NOTES                            6

             3.01          Notices to Registrar                           6
             3.02          Selection of Notes to be Prepaid               6
             3.03          Notice of Prepayment                           6
             3.04          Deposit of Prepayment Amount                   7
             3.05          Effect of Notice of Prepayment                 7
             3.06          Notes Prepaid in Part                          7

4                          COVENANTS                                      7

             4.01          Certain Definitions                            7
             4.02          Payment of Securities                          8
             4.03          Limitation on Liens                            8
             4.04          Payment of Dividends                          10
             4.05          Corporate Existence                           10
             4.06          Maintenance of Principal Properties           10
             4.07          Ownership of Restricted Subsidiaries          11
             4.08          SEC Reports                                   11
             4.09          No Lien Created                               11
             4.10          Compliance Certificate                        11
5                          SUCCESSOR CORPORATION                         12

             5.01          When Corporation May Merge, etc.              12
             5.02          When Securities Must Be Secured               12

6                          DEFAULTS AND REMEDIES                         12

             6.01          Events of Default                             12
             6.02          Acceleration                                  14
             6.03          Other Remedies                                14
             6.04          Waiver of Past Defaults                       14
             6.05          Control by Majority                           14
             6.06          Limitation on Suits                           15
             6.07          Rights of Holders to Receive Payment          15
             6.08          Collection Suit by Trustee                    15
             6.09          Trustee May File Proofs of Claim              15
             6.10          Priorities                                    16
             6.11          Undertaking for Costs                         16

 7                         TRUSTEE                                       16

             7.01          Duties of the Trustee                         16
             7.02          Rights of Trustee                             17
             7.03          Trustee's Disclaimer                          18
             7.04          Individual Rights of Trustee, etc.            18
             7.05          Notice of Defaults                            18
             7.06          Reports by Trustee to Holders                 18
             7.07          Compensation and Indemnity                    18
             7.08          Replacement of Trustee                        19
             7.09          Successor Trustee by Merger, etc.             20
             7.10          Preferential Collection of Claims             20
                           Against Corporation

8                          DISCHARGE OF INDENTURE                        20


9                          AMENDMENTS, SUPPLEMENTS AND WAIVERS           20

             9.01          Without Consent of Holders                    20
             9.02          With Consent of Holders                       20
             9.03          Compliance with Trust Indenture Act           21
             9.04          Revocation and Effect of Consents             21
             9.05          Notation on or Exchange of Securities         21
             9.06          Trustee to Sign Amendments, etc.              22

10                         MISCELLANEOUS                                 22

            10.01          Trust Indenture Act Controls                  22
            10.02          Notices                                       22
            10.03          Communication by Holders with Other           23
                           Holders
            10.04          Certificate and Opinion as to                 23
                           Conditions Precedent

            10.05          Statements Required in Certificate or         23
                           Opinion
            10.06          When Treasury Securities Disregarded          24
            10.07          Rules by Trustee and Registrar                24
            10.08          Legal Holidays                                24
            10.09          Governing Law                                 24
            10.10          No Adverse Interpretation of Other            24
                           Agreements
            10.11          Successors                                    24

SIGNATURES                                                               25

     INDENTURE dated as of March 28, 1997, is entered into by and between Genesis Financial Group, Inc. ("Corporation"), and Nancy Mattox
("Trustee").


     Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Corporation's Promissory Notes and Installment Sales Contracts with corporate Guarantees (hereinafter collectively referred to as the "Securities"):

                                   ARTICLE 1
                  DEFINITIONS AND INCORPORATION BY REFERENCE
                  ------------------------------------------

Section 1.01.  Definitions.
               -----------

     "Contract" means the Corporation's Installment Sales Contracts issued pursuant to this Indenture and the Registration Statement.

     "Contract Securityholder" means any person who at the time is the holder of any Contract.

     "Corporation" means the party named as such in this Indenture until a successor replaces it and thereafter means the successor.

     "Default" means any event which is, or after notice or lapse of time or both would be, an Event of Default.

     "Guarantee" means the Corporation's guarantee to satisfy all obligations arising under a defaulted Contract until such time as a replacement Contract is substituted therefor.

     "Holder" or "Securityholder" means the person who is the holder of any Security and the person in whose name a Registered Security is registered on the Registrar's books.

     "Indenture" means this Indenture as amended or supplemented from time to time.

     "Note" means the Corporation's Promissory Notes issued pursuant to this Indenture and the Registration Statement.

     "Noteholder" means any person who at the time is the holder of any Note.

     "Officer" means the Chairman of the Board, the President, any Vice-President, the Treasurer or the Secretary of the Corporation.


     "Officers' Certificate" means a certificate signed by two Officers or by an Officer and an Assistant Treasurer or Assistant Secretary of the Corporation. (See Sections 10.04 and 10.05.)

     "Principal" of a Security means the amount stated as principal on the face of the Security.

     "Prospectus" means either the Notes Prospectus or Contracts Prospectus, as the context dictates, being a part of the Corporation's SB-1 Registration Statement filed with the SEC pursuant to which this Indenture has been issued.

     "Registered Security" means Securities of the Corporation issued pursuant to this Indenture and fully registered on the Registrar's books.

     "Registered Securityholder" means the registered holder of any Registered Security.


     "Registration Statement" means the SB-1 Registration Statement filed by the Corporation with the SEC pursuant to the Corporation's offer to sell up to $7,500,000.00 in Notes and Contacts to investors.

     "SEC" means the Securities and Exchange Commission.

     "Securities" means the Notes and Contracts with Guarantees, collectively, issued pursuant to this Indenture and the Registration Statement, and as amended or supplemented from time to time.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. (S)(S) 77aaa et seq.) as in effect on the date of this Indenture.


     "Trustee" means the party named as such in this Indenture until a successor replaces him and thereafter means the successor.

Section 1.02.  Other Definitions.
               -----------------


        Term                                       Defined in Section
     "Bankruptcy Law"                                    6.01
     "Board of Directors"                                4.01
     "Consolidated Net Tangible Assets"                  4.01
     "Custodian"                                         6.01
     "Debt"                                              4.01
     "Event of Default"                                  6.01
     "Legal Holiday"                                    10.08
     "Lien"                                              4.01
     "Principal Property"                                4.01
     "Registrar"                                         2.03
     "Restricted Property"                               4.01
     "Restricted Subsidiary"                             4.01
     "Subsidiary"                                        4.01

Section 1.03.  Incorporation by Reference of Trust Indenture Act.
               -------------------------------------------------

     Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

     "Commission" means the SEC.

     "indenture securities" means the Securities.

     "indenture securityholder" means a Securityholder.

     "indenture to be qualified" means this Indenture.


     "indenture trustee" means the Trustee.

     "obligor" on the indenture securities means the Corporation.

     All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule have the meanings assigned to them.

Section 1.04.  Rules of Construction.
               ---------------------

     Unless the context otherwise requires:

     (1)  a term has the meaning assigned to it;

     (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

     (3)  "or" is not exclusive; and

     (4) words in the singular include the plural, and in the plural include the singular.

                                   ARTICLE 2
                                THE SECURITIES
                                --------------

Section 2.01.  Form and Dating.
               ---------------

     The Securities shall be comprised of the Notes and Contracts, a copy of which documents are appended hereto in Exhibits A and B, respectively. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. The Corporation shall approve the form of the Securities and any notation, legend or endorsement on them. Each Security shall be dated the date of its authentication.

Section 2.02.  Execution and Authentication.
               ----------------------------


     One Officer shall sign the Securities for the Corporation. With respect to the Contracts, the Officer shall sign the Assignment Of Sales Contract or the Partial Assignment Of Sales Contract (hereinafter the "Assignment") to evidence the transfer of this Security, all as more particularly described in the Contracts Prospectus. The Corporation's seal shall be reproduced on the Securities, if deemed necessary by the Trustee.

     No Security shall be valid until the Officer manually signs the Note or the Assignment. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.


     The Corporation shall authenticate Securities for original issue in the aggregate principal amount of up to $7,500,000 as provided for in the Registration Statement. The aggregate principal amount of Securities outstanding at any time may not exceed that amount except as provided in Section 2.07.

Section 2.03.  Registrar.
               ---------

     The Corporation shall maintain an office where Securities may be presented for registration of transfer or for exchange ("Registrar") and for payment. The Registrar shall keep a register of the Registered Securities and of their transfer and exchange. The Corporation may have one or more Co-Registrars, any one or all of whom may be Officers.

Section 2.04.  Corporation to Hold Money in Trust.
               ----------------------------------


     The Corporation shall hold in trust for the benefit of Securityholders all money held by the Corporation for the payment of principal and/or interest on the Securities and shall notify the Trustee of any default by the Corporation in making any such payment. The Corporation shall segregate the money and hold it as a separate trust fund.

Section 2.05.  Securityholder Lists.
               --------------------


     The Corporation shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Registered Securityholders and provide the Trustee with a copy of the list as updated upon request in writing.

Section 2.06.  Registration, Transfer and Exchange.
               -----------------------------------

     The Corporation will issue fully Registered Securities in the forms of Exhibit A and Exhibit B attached hereto. With respect to the Contracts, the Corporation will also issue an executed Assignment form.

     When a Contract is presented to the Registrar or a Co-Registrar with a request to exchange it for a replacement Contract in the event of a default, the Registrar shall register the exchange as requested. The obligations of the Corporation to effectuate such exchanges is more particularly described in the Contracts Prospectus. To permit exchanges, the Corporation shall authenticate Securities at the Registrar's and/or Trustee's request. The Corporation will not charge a fee for any such exchange.

Section 2.07.  Replacement of Lost or Stolen Securities.
               ----------------------------------------


     If the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Corporation shall issue and authenticate a replacement Security corresponding to the Security that was lost, destroyed or wrongfully taken, if the requirements of the Virginia Uniform Commercial Code are met. In the event any lost, destroyed or wrongfully taken Security shall have matured or is about to mature, the Corporation may pay the same if the requirements of the applicable provisions of the Virginia Uniform Commercial Code are met. An indemnity bond must be sufficient in the judgment of the Corporation and Trustee to protect the Corporation, Trustee, the Registrar or any Co-Registrar from any loss which any of them may suffer if a Security is replaced. The Corporation may charge for its expenses in replacing a Security for the reasons set forth herein.

Section 2.08.  Outstanding Securities.
               ----------------------

     Securities outstanding at any time are all Securities authenticated by the Corporation except for those canceled by it and those described in this Section. Securities outstanding include those held by the Corporation or its affiliates.

     If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Corporation receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

     If the Corporation pays in cash, by wire transfer, or by certified funds, either by personal delivery or by certified mail to the last known address of the Securityholder on a maturity date in an amount sufficient to pay Securities payable on that date, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue. Such Securities carry no rights except the right to receive payment.

Section 2.09.  Cancellation.
               ------------

     The Corporation at any time may deliver Securities to the Registrar for cancellation. The Registrar shall cancel and destroy all Securities surrendered for exchange, except defaulted

Contracts, payment or cancellation. The Corporation may not issue new Securities to replace Securities it has paid and delivered to the Registrar for cancellation.

Section 2.10.  Defaulted Interest.
               ------------------

     If and to the extent the Corporation defaults in a payment of any principal and/or interest due under any Registered Security, it shall pay the defaulted installment plus interest to the persons who are Registered Securityholders in accordance with the respective terms set forth under the Notes and Contracts.

                                   ARTICLE 3
                              PREPAYMENT OF NOTES
                              -------------------

Section 3.01.  Notices to Registrar.
               --------------------


     If the Corporation wants to prepay the Notes as provided therein, it shall notify the Registrar and Trustee of the prepayment date and the principal amount of Notes to be prepaid.


     If the Corporation wants to prepay a portion of the principal amount of the Notes on a pro-rata basis, it shall notify the Registrar and Trustee of the amount of the reduction and the basis for it.

Section 3.02.  Selection of Notes to be Prepaid.
               --------------------------------


     If less than all Notes are to be prepaid, the Registrar and Trustee shall select the Notes to be prepaid by a method the Registrar and Trustee consider fair and appropriate. The Registrar and Trustee shall make the selection from Notes outstanding not previously prepaid in part. The Registrar and Trustee may select for prepayment portions of the principal of Notes that have an outstanding principal balance larger than $1,000. Notes and portions of them they select shall be in amounts of $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to Notes selected for prepayment in full also apply to portions of Notes selected for prepayment.

Section 3.03.  Notice of Prepayment.
               --------------------

     At least 5 days but not more than 30 days before a prepayment date, the Corporation shall mail and first publish notice of prepayment as provided in
Section 9.02.

     The notice shall identify the Notes to be prepaid and shall state:

     (1)  the prepayment date;

     (2)  the prepayment amount;

     (3)  the name and address of the Registrar;

     (4) that Notes prepaid in full must be surrendered to the Registrar to collect the prepayment amount;

     (5) that interest on Notes prepaid in full ceases to accrue on and after the prepayment date; and

     (6) the remaining principal indebtedness outstanding under Notes to be prepaid in part.

     The Registrar shall give the notice of prepayment in the Corporation's name and at its expense.

Section 3.04.  Deposit of Prepayment Amount.
               ----------------------------

     On or before the prepayment date, the Corporation shall deposit in a separate corporate account money sufficient to pay the prepayment amount on all Notes to be prepaid, in full or in part, on that date.

Section 3.05.  Effect of Notice of Prepayment.
               ------------------------------

     Once notice of prepayment is given, Notes called for prepayment in full become due and payable on the prepayment date and at the prepayment amount stated in the notice, unless a Noteholder shall provide Corporation with a written objection as to the prepayment amount within five (5) days after receipt of the notice of prepayment. Upon receipt of a written objection, the Corporation shall recalculate the principal and interest outstanding under the Note and shall pay the amount agreed upon by the Corporation and Noteholder. Upon surrender of the Notes to the Registrar and after any prepayment adjustment is made to a Note as provided herein, such Notes shall be paid as stated in the notice.

Section 3.06.  Notes Prepaid in Part.
               ---------------------

     Upon prepayment of a Note in part only, the Registrar shall certify for the Noteholder the principal balance remaining under the Note.

                                   ARTICLE 4
                                   COVENANTS
                                   ---------

Section 4.01.  Certain Definitions.
               -------------------

     "Board of Directors" means the Board of Directors of the Corporation or any committee of the Board.

     "Consolidated Net Tangible Assets" means the consolidated net worth of the Corporation, as determined under generally acceptable accounting principles, all as shown on the Corporation's most recent consolidated balance sheet.

     "Debt" means any debt for borrowed money or any guarantee of such a debt.

     "Lien" means any mortgage, pledge, security interest or lien.

     "Principal Property" means any property owned by the Corporation or a Restricted Subsidiary except any such property which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Corporation and its Subsidiaries.

     "Restricted Property" means:

     (1)  any Principal Property,

     (2)  any Debt of a Restricted Subsidiary, or

     (3) any shares of stock of a Restricted Subsidiary, not owned or hereafter acquired by the Corporation or a Restricted Subsidiary.

     "Restricted Subsidiary" means a Subsidiary deemed to be a significant subsidiary under the Rules and Regulations of the SEC in effect at the time the determination is made.

     "Subsidiary" means a corporation of which the Corporation, the Corporation and one or more Subsidiaries, or one or more Subsidiaries at the time own a majority of the corporation's outstanding stock having voting power under ordinary circumstances to elect a majority of that corporation's board of directors.

Section 4.02.  Payment of Securities.
               ---------------------

     The Corporation shall promptly pay the principal of, interest on and amounts owing under the Securities on the dates and in the manner provided in the Securities. An installment of principal, interest or other obligation due and owing shall be considered paid on the date it is due if the Registrar pays on that date money designated for and sufficient to pay the installment in the manner provided in Section 2.08 of this Indenture. The Corporation shall pay interest on overdue principal installments or on such other obligations owed by the Corporation at the rate borne by the applicable Security.

Section 4.03.  Limitation on Liens.
               -------------------

     The Corporation shall not, and it shall not permit any Restricted Subsidiary to, create, incur or assume a Lien on Restricted Property to secure a Debt unless:

     (1) the Lien equally and ratably secures the Securities and the Debt. The Lien may equally and ratably secure the Securities and any other obligation of the Corporation or a Subsidiary. The Lien may not secure an obligation of the Corporation that is subordinated to the Securities;

     (2) the Lien is on property, Debt or shares of stock of a corporation at the time the corporation becomes a Restricted Subsidiary;

     (3) the Lien is on property at the time the Corporation or a Restricted Subsidiary acquires the property. The Lien may not extend to any other property owned by the Corporation or a Restricted Subsidiary at the time the Lien is created, incurred or assumed;

     (4) the Lien secures Debt incurred to finance all or some of the purchase price or cost of construction of property of the Corporation or a Restricted Subsidiary. The Lien may not extend to any other property owned by the Corporation or a Restricted Subsidiary at the time the Lien is created, incurred or assumed. In the case of any construction, however, the Lien may extend to unimproved real property for the construction. The Debt secured by the Lien may not be incurred more than 120 days after the later of the acquisition, completion of construction or commencement of full operation of the property subject to the Lien;

     (5) the Lien secures Debt of a Restricted Subsidiary owing to the Corporation or another Restricted Subsidiary;

     (6) the Lien is on property of a corporation at the time the corporation merges into or consolidates with the Corporation or a Restricted Subsidiary;

     (7) the Lien is on property of a person at the time the person transfers or leases all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

     (8) the Lien is in favor of a government or governmental entity and secures payments pursuant to a contract or statute or secures Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien;

     (9) the Lien extends, renews or replaces in whole or in part a Lien ("existing Lien") enumerated in Clauses (1) though (8) above. The Lien may not extend beyond (i) the property subject to the existing Lien, and (ii) improvements and construction on such property. The Debt secured by the Lien may not exceed the Debt secured at the time by the existing Lien;

     (10) the Lien arises out of a judgment, decree or court order, so long as any appropriate legal proceeding which may have been initiated for review shall not have been finally terminated or so long as the period within which such proceeding may be initiated shall not have expired;

     (11) the Lien secures Debt of the Corporation or a Restricted Subsidiary if such Debt plus all other Debt of the Corporation and its Restricted Subsidiaries secured by Liens on Restricted Property, excluding Debt secured by a Lien existing as of the date of this Indenture or permitted by clauses (1) through (10) above, at the time does not exceed 5% of Consolidated Net Tangible Assets; or

     (12) the Lien pertains to the underlying vehicles securing the Contracts, as more particularly described in the Contracts Prospectus.


Section 4.04.  Payment of Dividends.
               --------------------

     The Corporation shall not: (a) declare or pay any dividend or make any distribution on its capital stock or to its stockholders (other than dividends or distributions payable solely in shares of the capital stock of the Corporation); (b) purchase, redeem or otherwise acquire or retire for value any shares of its capital stock; or (c) permit a Subsidiary to purchase, redeem or otherwise acquire or retire for value any share of capital stock of the Corporation until the Securities are satisfied in full.

Section 4.05.  Corporate Existence.
               -------------------

     Subject to Article 5, the Corporation will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights and franchises; provided, however, that the Corporation shall not be required to preserve any right or franchise if it shall determine that the preservation is no longer desirable in the conduct of the Corporation's business and that the loss will not be disadvantageous in any material respect to the Holders.


Section 4.06.  Maintenance of Principal Properties.
               -----------------------------------

     The Corporation will cause all Principal Properties to be maintained and kept in good condition, repair and working order and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Corporation may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that neither the Corporation nor any Restricted Subsidiary shall be prevented from discontinuing the operation and maintenance of any of such Principal Properties or from omitting to make any repairs, renewals, replacements, betterments or improvements thereof if such discontinuance or omission is, in the judgment of the Corporation, desirable in the conduct of the business of the Corporation and its Restricted Subsidiaries taken as a whole.

Section 4.07.  Ownership of Restricted Subsidiaries.
               ------------------------------------

     So long as any of the Securities shall be outstanding:

          (a) the Corporation will own directly, or indirectly, through one or more wholly-owned Subsidiaries, more than 80% of the voting shares, of each Restricted Subsidiary; and

          (b) the Corporation will not permit any Restricted Subsidiary to merge or consolidate with or into, or to sell, assign, transfer or otherwise dispose of the assets of such Restricted Subsidiary substantially as an entirety to any corporation or other person, except where the corporation surviving in such merger or consolidation, or the person to which such sale, assignment, transfer or other disposition is made, upon consummation of such transaction, will be a Restricted Subsidiary.

Section 4.08.  SEC Reports.
               -----------


     The Corporation shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports, information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. The Corporation also shall comply with the other provisions of TIA (S) 314(a) to the extent applicable.

Section 4.09.  No Lien Created.
               ---------------

     This Indenture and the Securities do not create a Lien, charge or encumbrance on any property of the Corporation or any Subsidiary.


Section 4.10.  Compliance Certificate.
               ----------------------


     The Corporation shall deliver to the Trustee within 120 days after the end of each fiscal year of the Corporation an Officers' Certificate stating whether or not the signers know of any default by the Corporation in performing its covenants in Article 4. If they do know of such a default, the Certificate shall describe the default. The Certificate need not comply with Section 10.05. The first Certificate shall be delivered to the Trustee by April 30, 1998.

                                   ARTICLE 5
                             SUCCESSOR CORPORATION
                             ---------------------

Section 5.01.  When Corporation May Merge, etc.
               --------------------------------

     The Corporation shall not consolidate with or merge into, or transfer all or substantially all of its assets to another corporation unless the resulting, surviving or transferee corporation assumes by supplemental indenture all the obligations of the Corporation under the Securities and this Indenture. Thereafter all such obligations of the predecessor corporation shall terminate.

Section 5.02.  When Securities Must Be Secured.
               -------------------------------

     If, upon any such consolidation, merger or transfer, a Restricted Property would become subject to an attaching Lien that secures Debt, then before the consolidation, merger, or transfer occurs, the Corporation by supplemental indenture shall secure the Securities by a direct Lien on the Restricted Property. The direct Lien shall have priority over all Liens on the Restricted Property except those already on it. The direct Lien may equally and ratably secure the Securities and any other obligation of the Corporation or a Subsidiary. The Corporation, however, need not comply with this Section if:

     (a) upon the consolidation, merger or transfer the attaching Lien will secure the Securities equally and ratably with Debt secured by the attaching Lien; or

     (b)  The Corporation or a Restricted Subsidiary under clauses (2) through
          (11) of Section 4.03 could create a Lien on the Restricted Property to secure Debt at least equal in amount to that secured by the attaching Lien.

                                   ARTICLE 6
                             DEFAULTS AND REMEDIES
                             ---------------------

Section 6.01.  Events of Default.
               -----------------

     Subject to Section 6.02, an "Event of Default" occurs if:

     (1) the Corporation defaults in the payment of an installment due under any Note when the same becomes due and payable, whether of maturity or otherwise, and the default continues after the expiration of any cure period provided for under the terms of the Note;

     (2) the Corporation defaults in the payment of any principal installment and/or other financial obligation due under any Contract when the same becomes due and payable, whether at maturity or otherwise, and the default continues after the expiration of any cure period provided for under the terms of the Contract;


     (3) the Corporation fails to comply with any of its other agreements in the Securities or this Indenture and the default continues for the period and after the notice specified below;

     (4)  the Corporation pursuant to or within the meaning of any Bankruptcy
          Law:

          (A)  commences a voluntary case;

          (B) consents to the entry of an order for relief against it in an involuntary case;

          (C) consents to the appointment of a Custodian of it or for any substantial part of its property;

          (D)  makes a general assignment for the benefit of its creditors; or

          (E)  fails generally to pay its debts as they become due; or

     (5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

          (A)  is for relief against the Corporation in an involuntary case;

          (B) appoints a Custodian of the Corporation or for any substantial part of its property; or

          (C)  orders the liquidation of the Corporation;


          and the order or decree remains unstayed and in effect for 90 days.

     The term "Bankruptcy Law" means title 11, United States Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.


     A default under clause (3) above is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Corporation of the default and the Corporation does not cure the default within 90 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 6.02.  Acceleration.
               ------------


     If an Event of Default occurs and is continuing, the Trustee by notice to the Corporation or the Holders of at least 25% in principal amount of the Security of the type in default may declare the principal of and accrued interest on all of the Securities of the type in default to be due and payable immediately. Notwithstanding anything herein to the contrary, no Event of Default shall occur if the Corporation and the effected Securityholders shall negotiate a settlement of any outstanding default.

Section 6.03.  Other Remedies.
               --------------


     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal, interest and/or other financial obligations due under the terms of the applicable Securities or to enforce the performance of any provision of the applicable Securities or this Indenture.


     The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04.  Waiver of Past Defaults.
               -----------------------


     Subject to Section 9.02, the Holders of a majority in principal amount of the Securities of the type in default by notice to the Trustee may waive an existing Default or Event of Default and its consequences. When a Default or Even of Default is waived, it is cured and stops continuing.


Section 6.05   Control by Majority.
               -------------------


     The Holders of a majority in principal amount of the Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture, that is unduly prejudicial to the rights of other Securityholders or that may involve the Trustee in personal liability.

Section 6.06.  Limitation on Suits.
               -------------------

     Subject to Section 6.02, the Securityholders of the Security of the type in default may not pursue any remedy with respect to this Indenture or the applicable Security unless:


     (1) the Securityholder(s) holding the Security in default gives the Trustee written notice of a continuing Event of Default as may be provided for under the terms of the applicable Security;


     (2) the applicable Securityholders holding at least 25% in principal amount of the Security of the type in default make a written request to the Trustee to pursue the remedy;


     (3) such Securityholder or Securityholders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense; and


     (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity.

     A Securityholder may not use this Indenture to prejudice the rights of another Securityholder holding a similar Security or to obtain a preference or priority over such a Securityholder.


Section 6.07.  Rights of Holders to Receive Payment.
               ------------------------------------

     Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal and/or interest on any Security, or to bring suit for the enforcement of any such payment on or after the respective due dates, shall not be impaired or affected without the consent of the Holder of the Security.


Section 6.08.  Collection Suit by Trustee.
               --------------------------


     If an Event of Default in payment of interest, principal, or any other obligation as specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Corporation for the whole amount of principal and interest remaining unpaid to all Securityholders of the Security of the type in default.


Section 6.09.  Trustee May File Proofs of Claim.
               --------------------------------


     The Trustee may file such proof of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Securityholders allowed in any judicial proceedings relative to the Corporation, its creditors or its property.

Section 6.10.  Priorities.
               ----------


     If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First:  to the Trustee for amounts due under Section 7.07;

Second: to the applicable Securityholders for amounts due and unpaid on the Securities of the type in default for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third:  to the Corporation.


     The Trustee may fix a record date and payment date for any payment to Registered Securityholders.


Section 6.11   Undertaking for Costs.
               ---------------------


     In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of Securities pursuant to
Section 6.07, or a suit by Holders of more than 10% in principal amount of the Securities.


                                   ARTICLE 7
                                    TRUSTEE
                                    -------


Section 7.01   Duties of the Trustee.
               ---------------------

     (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise its rights and powers and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     (b)  Except during the continuance of an Event of Default:

          (1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

          (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee, however, shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

     (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

          (1) This paragraph does not limit the effect of paragraph (b) of this Section.

          (2) The Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

          (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

     (d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

     (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

     (f) The Trustee shall not be liable for interest on any money received by it except as otherwise agreed with the Corporation.


Section 7.02.  Rights of Trustee.
               -----------------

     (a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

     (b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an opinion of counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Certificate or opinion.

     (c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

     (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.


Section 7.03.  Trustee's Disclaimer.
               --------------------

     The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Corporation's use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities, other than its certificate of authentication, or in any prospectus used in the sale of the Securities, other than statements provided in writing by the Trustee for use in such prospectus.


Section 7.04.  Individual Rights of Trustee, etc.
               ----------------------------------

     The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Corporation with the same rights it would have if it were not Trustee. Any Registrar or Co-registrar may do the same with like rights. The Trustee, however, must comply with Section 7.10.


Section 7.05.  Notice of Defaults.
               ------------------

     If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail and first publish as provided in Section 10.02 notice of the Default within 90 days after it occurs. Except in the case of a default in payment on any Security, the Trustee may withhold the notice if it in good faith determines that withholding the notice is in the interests of Securityholders.


Section 7.06.  Reports by Trustee to Holders.
               -----------------------------

     Within 60 days after each December 31 beginning with the December 31 following the date of this Indenture, the Trustee shall provide to the Securityholders specified in TIA (S) 313(c) a brief report dated as of such December 31 that complies with TIA (S) 313(a). The Trustee also shall comply with TIA (S) 313(b).


Section 7.07.  Compensation and Indemnity.
               --------------------------

     The Corporation may pay to the Trustee from time to time reasonable compensation for its services as negotiated between the Trustee and the Corporation. The Corporation shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses may include the reasonable compensation and expenses of the Trustee's agents and attorneys. The Corporation shall indemnify the Trustee against any loss or liability incurred by it. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claims and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such counsel. The Corporation need not pay for any settlement made without its consent. The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence or bad faith.

     To secure the Corporation's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities.


Section 7.08.  Replacement of Trustee.
               ----------------------

     The Trustee may resign by so notifying the Corporation. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the removed Trustee and may appoint a successor Trustee with the Corporation's consent. The Corporation may remove the Trustee if:

     (1)  the Trustee is adjudged a bankrupt or an insolvent;

     (2) a receiver or other public officer takes charge of the Trustee or its property; or

     (3)  the Trustee otherwise becomes incapable of acting.

     If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Corporation shall promptly appoint a successor Trustee.

     A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Corporation. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers an duties of the Trustee under this Indenture. A successor Trustee shall give notice of its succession to each Securityholder as provided in Section 10.02.

     If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Corporation or the Holders of a majority in principal amount of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

Section 7.09.  Successor Trustee by Merger, etc.
               ---------------------------------

     If a corporate Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to another corporation, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.


Section 7.10.  Preferential Collection of Claims Against Corporation.
               ------------------------------------------------------

     The Trustee shall comply with TIA (S)311(a), excluding any creditor relationship listed in TIA (S)311(b). A Trustee who has resigned or been removed shall be subject to TIA (S)311(a) to the extent indicated.


                                   ARTICLE 8
                             DISCHARGE OF INDENTURE
                             ----------------------

     This Indenture and all obligations of the Corporation hereunder shall terminate upon the payment of all obligations due and owing under the Securities, as the same may be amended and/or adjusted from time to time.



                                   ARTICLE 9
                      AMENDMENTS, SUPPLEMENTS AND WAIVERS
                      -----------------------------------


Section 9.01.  Without Consent of Holders.
               --------------------------

     The Corporation may amend or supplement this Indenture or the Securities without notice to or consent of any Securityholder:

     (1)  to cure any ambiguity, omission, defect or inconsistency;

     (2)  to comply with Article 5;

     (3) to provide for uncertificated Securities in addition to or in place of certificated Securities; or

     (4) to make any change that does not adversely affect the rights of any Securityholder.


Section 9.02.  With Consent of Holders.
               -----------------------

     The Corporation may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of not less than a majority in principal amount of the Securities. The Holders of a majority in principal amount of the Securities may waive compliance by the Corporation with any provision of this Indenture or the Securities without notice to any Securityholder. Without the consent of each

Securityholder specifically affected, however, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:

     (1) reduce the amount of Securities whose Holders must consent to an amendment, supplement or waiver;

     (2) reduce the rate or extend the time for payment of interest on any Security;

     (3)  reduce the principal of or extend the fixed maturity of any Security;

     (4) make any Security payable in money other than that stated in the Security; or

     (5)  waive a default in payment of principal or interest on any Security.


Section 9.03.  Compliance with Trust Indenture Act.
               -----------------------------------


     Every amendment to or supplement of this Indenture or the Securities shall comply with the TIA as then in effect, if applicable.


Section 9.04.  Revocation and Effect of Consents.
               ---------------------------------


     A consent to an amendment, supplement or waive by a Holder of a Security shall bind the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holer's Security, even if notation of the consent is not made on any Security. Any such Holder or subsequent Holder, however, may revoke the consent as to his Security or portion of a Security. The Trustee must receive the notice of revocation before the date the amendment, supplement or waiver becomes effective. After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder.


Section 9.05.  Notation on or Exchange of Securities.
               -------------------------------------

     If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Corporation or the Trustee so determine, the Corporation in exchange for the Security shall issue and the Trustee shall authorize a new Security that reflects the changed terms.

Section 9.06.  Trustee to Sign Amendments, etc.
               --------------------------------


     The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article if the amendment, supplement or waiver does not adversely affect the rights of the Trustee. If it does, the Trustee may but need not sign it. The Corporation may not sign an amendment or supplement until the Board of Directors approves it.


                                   ARTICLE 10
                                 MISCELLANEOUS
                                 -------------


Section 10.01.  Trust Indenture Act Controls.
                ----------------------------

     If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control.


Section 10.02.  Notices.
                -------

     Any notice or communication shall be sufficiently given if in writing and delivered in person or mailed by first-class mail addressed as follows:

     If to the Corporation:   Genesis Financial Group, Inc.
                              4206 Williamson Road
                              Roanoke, VA  24012
                              Attention:  President

     If to the Registrar:     Genesis Financial Group, Inc.
                              4206 Williamson Road
                              Roanoke, VA  24012
                              Attention:  Registrar


     If to the Trustee:       Nancy Mattox
                              1200 Allen Street
                              New Castle, VA 24127

     Any notice or communication to Securityholders shall be sufficiently given if mailed by first-class mail to each Registered Securityholder at his address as it appears on the lists or registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

     Failure to give notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the Securityholder receives or reads it.

Section 10.03.  Communication by Holders with Other Holders.
                -------------------------------------------


     Securityholders may communicate pursuant to TIA (S)312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Corporation, the Trustee, the Registrar and anyone else shall have the protection of TIA (S)312(c).


Section 10.04.  Certificate and Opinion as to Conditions Precedent.
                --------------------------------------------------

     Upon any request or application by the Corporation to the Trustee to take any action under this Indenture, the Corporation shall furnish to the Trustee:

     (1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

     (2) an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

     Each opinion of counsel shall be in writing. The legal counsel who renders it may be an employee of or counsel to the Corporation. The legal counsel shall be acceptable to the Trustee.


Section 10.05.  Statements Required in Certificate or Opinion.
                ---------------------------------------------

     Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

     (1) a statement that the person making such certificate or opinion has read such covenant or condition;

     (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     (3) a statement that, in the opinions of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 10.06.  When Treasury Securities Disregarded.
                ------------------------------------

     In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Corporation or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Corporation shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.


Section 10.07.  Rules by Trustee and Registrar.
                ------------------------------

     The Trustee may make reasonable rules for the administration of this Indenture. Such rules may cover matters relating to action by or a meeting of Securityholders. The Registrar may make reasonable rules for its functions.


Section 10.08.  Legal Holidays.
                --------------

     A "Legal Holiday" is a Saturday, a Sunday, a legal holiday or a day on which banking institutions are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.


Section 10.09.  Governing Law.
                -------------

     This Indenture and the Securities shall be governed by the laws of the State of Virginia.


Section 10.10.  No Adverse Interpretation of Other Agreements.
                ---------------------------------------------

     This Indenture may not be used to interpret another indenture, loan or debt agreement of the Corporation or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.


Section 10.11.  Successors.
                ----------

     All agreements of the Corporation in this Indenture and the Securities shall bind its successors.

Dated: March ___, 1997              Genesis Financial Group, Inc.,
                                    a Virginia corporation

                                    By: ___________________________

                                    Its: __________________________

Attest: _________________________
          Secretary

                                 APPENDIX "G"

                     Articles Of Incorporation And Bylaws
                     ------------------------------------
                       Of Genesis Financial Group, Inc.
                       --------------------------------

                                             APPENDIX G

                                     ARTICLES OF INCORPORATION

                                                 OF

                                    GENESIS FINANCIAL GROUP, INC.

                    The undersigned hereby forms a stock corporation under the provisions of Title 13:1 of the Code of Virginia of 1950, as amended to date, and to that end does by these Articles of Incorporation set forth the following information:

                         (a) The name of the corporation is to be known as Genesis Financial Group, Inc..

                         (b) The corporation shall have all general powers provided by law, including those specifically enumerated in
                    Article 4 of Title 13.1 of the Code of Virginia of 1950, as amended to date.

                         (c) The purpose for which this corporation is to be formed are:

                                i) To transact any business not prohibited by
                    law or required to be specifically stated in these Articles and for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

                               ii) To have and to enjoy all the general
                    powers accorded similar corporations by the laws of the Commonwealth of Virginia or by the laws of any other state or territory of which this corporation may be doing business as now existing or as hereafter enacted.

                         (d) The aggregate number of shares which the corpoation shall have authority to issue are as follows:

                         The aggregate number of shares which the corporation
                    shall have authority to issue are as follows:

                         Class                             Number of Shares
[LOGO OF BOUNDS          -----                             ----------------
 & DORSEY\PC\]
                         Common                                  100

                         (e) The post office address of the initial registered office is 19 West Church Avenue, Roanoke, Virginia 24011-2015, which is located in the City of Roanoke, Virginia.

                         (f) The name of the initial Registered Agent of this corporation is Charles N. Dorsey, a Registered Agent who meets the requirements of Virginia Code (S)13.1-634 and whose business office is identical with the registered office of the corporation, who is a resident of Virginia and a member of the Virginia State Bar.

                         (g) The number of directors consituting the initial Board of Directors is 2 and the names and addresses of the directors are as follows:


                    Franklin Blankemeyer     1424 Sherwood Avenue
                                             Roanoke, Virginia 24015

                    Jeff Akers               353 A Woods Avenue
                                             Roanoke, Virginia 24016


                         (h) The period of time for which this corporation shall endure shall be unlimited.

                        Given under my hand this 11th day of June, 1993.


                                             /s/ Charles N. Dorsey,
                                             _______________________________
                                             Charles N. Dorsey, Incorporator




[LOGO OF BOUNDS
 & DORSEY \PC\]

                                             BYLAWS OF

                                   GENESIS FINANCIAL GROUP, INC.


                                        ARTICLE 1 - OFFICE
                                        ------------------

                         The office of the Corporation shall be located in the
                    City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                                     ARTICLE II - SHAREHOLDERS
                                     -------------------------

                         The Shareholders of the Corporation shall be those who
                    appear on the books of the Corporation as holders of one or more shares of the capital stock, and the records of the Corporation shall be the only evidence as to who are the shareholders.

                               ARTICLE III - MEETING OF SHAREHOLDERS
                               -------------------------------------

                    Section I - Annual Meeting:
                    ---------------------------

                         The Annual meeting of the Shareholders of the
                    Corporation shall be held on the 6th of July of each year, at the office of the Corporation, unless otherwise stated in the notice of meeting.

                    Section 2 - Special Meetings:
                    -----------------------------

                         Special meetings of the Shareholders for any purpose or
                    purposes may be called by the President, the Board of Directors, or the holders of not less than 20-percent of the shares then outstanding and entitled to vote at such meeting.

                    Section 3 - Notice of Meeting:
                    ------------------------------

                         Notice of meetings of the Shareholders and waivers of
                    such notices shall be given or accepted in accordance with the appropriate provisions of the Virginia Stock Corporation Act.

[lOGO OF BOUNDS     Section 4 - Quorum:
 & DORSEY \PC\]     -------------------

                         At any meeting of the Shareholders, the holders of a
                    majority of the shares entitled to vote shall constitute a quorum, except as otherwise provided by law. The law holders of such shares may be present in person or represented by proxy to constitute such quorum.

                    Section 5 - Voting
                    ------------------

                         At each meeting of the Shareholders, every holder of
                    shares then entitled to vote may vote in person or by proxy and shall have one vote for each share registered in his or her name. Except as otherwise provided by the statute or by the Articles of Incorporation, any corporate action shall be authorized by a majority of votes cast at a meeting of Shareholders by the holders of shares entitled to vote.

                                  ARTICLE IV - BOARD OF DIRECTORS
                                  -------------------------------

                    Section 1 - Number, Election, and Term of Office:
                    -------------------------------------------------

                         The business and affairs of the corporation shall be
                    managed by a Board of Directors subject to any requirement of shareholder action requires by law. The Board of Directors shall be composed of one member. This number may be changed at any time by amendment of these Bylaws in accord with the Virginia Stock Corporation Act.

                         The Directors shall be elected at each annual meeting
                    of the Shareholders. Each Director shall hold office until the election of his or her successor. Any Director may resign at any time. Vacancies occurring among the Directors may be filled by the Directors.

                    Section 2 - Annual and Special Meetings:
                    ----------------------------------------

                         Annual meetings of the Board of Directors shall be held
                    immediately following the annual meeting of the Shareholders. A majority of the qualified members shall constitute a quorum. Other regular meetings of the Board may be held without notice at such time and place as the Directors may determine.

                    Section 3 - Special Meetings:
                    -----------------------------

                         Special meetings of the Board of Directors may be
                    called by the President or by one of the Directors, at such time and place as may be specified in the respective notices or waivers of notice.

                    Section 4 - Manner of Acting:
                    -----------------------------

                         At all meetings of the Board of Directors, each
[LOGO OF BOUNDS     Director present shall have one vote, irrespective of the
 & DORSEY\PC\]      number of shares of stock, if any, which he or she may hold.
                    The action of a majority of the Directors present at the meeting at which a quorum is present shall be the act of the Board of Directors.

                                        ARTICLE V - OFFICERS
                                        --------------------

                         The officers of the Corporation shall be a President,
                    who shall be a Director and a Secretary/Treasurer, all of whom shall be elected by the Board of Directors each year as soon after the annual meeting of the Shareholders as conveniently may be, and such other Officers as may from time to time be elected or appointed by the Board of Directors. The salaries of all Officers shall be fixed by the Board of Directors. To the extent permitted by law, one person may hold more than one office of the Corporation. Each Officer shall hold office until the annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified or until his death, resignation, or removal.

                                      ARTICLE VI - PRESIDENT
                                      ----------------------

                         The President shall be the chief executive officer of
                    the Corporation. The President shall attend and preside at all meetings of the Board of Directors, exercise general supervision over the property, business, and affairs of the Corporation, and do everything and discharge all duties generally pertaining to his office as the executive head of a corporation of this character, subject to the control of the Board of Directors. At each annual meeting of the Shareholders, the President shall render a general report of the Corporation's condition in business.

                         In the absence of the President, the Board of Directors
                    may designate some other one of their number to discharge such executive duties as may be required for the time being.

                                      ARTICLE VII - TREASURER
                                      -----------------------

                         The Treasurer shall, to the extent provided by the
                    Directors, have charge, and custody, of the funds, securities of whatsoever nature, and other like property of the Corporation; the Board of Directors shall designate the officer or officers, or other persons, who shall give, negotiate, or endorse checks, notes, and bills as may be required for the business of the Corporation. The Treasurer shall have authority to collect funds of the Corporation, and shall deposit same in such bank or banks as the Board of Directors from time to time may designate, and the same shall not be withdrawn thereafter except by checks executed in accordance with the authority of the Board of Directors.

                                     ARTICLE VIII - SECRETARY
                                     ------------------------

                         The Secretary shall sign, with the President, all
                    certificates of stock. The Secretary shall keep a book
                    containing the names of all persons who are now or hereafter become Shareholders of the Company, showing their places or residence, the number of shares held by them respectively, and the time when they respectively became the owners of
[LOGO OF BOUNDS     such shares. The Secretary shall further deep a record of
& DORSEY /PC/       the proceedings of the meetings of the Shareholders and
APPEARS HERE]       Directors of
                    the Corporation; he shall have charge of the seal of the Corporation, and shall perform such other duties as pertained to said office, or as the President or Board of Directors may from time to time require.

                                       ARTICLE IX -  DIVIDENDS
                                       -----------------------

                         The Board of Directors of the Corporation may, from
                    time to time, declare, and the Corporation may pay dividends on, its shares only in accordance with the provisions of
                    (S)43 of the Virginia Stock Corporation Act.

                                       ARTICLE X - CORPORATE SEAL
                                       --------------------------

                         The Corporate Seal of the Corporation shall be that
                    impressed upon the margin of this page.

                                       ARTICLE XI - INDEMNIFICATION
                                       ----------------------------

                         The Corporation may indemnify its Directors, Officers,
                    and Employees in the manner, against the matters, and to the full extent provided and permitted by (S)13.1-3.1 of the Code of Virginia of 1950, as amended.

                                       ARTICLE XII- FISCAL YEAR
                                       ------------------------

                         The fiscal year of the Corporation shall be fixed by
                    the Board of Directors.

                         The foregoing Bylaws of Genesis Financial Group, Inc.
                    were duly adopted by unanimous consent of the Board of Directors of the Corporation in lieu of the Organizational Meeting.


                                               /s/ Jeff Akers,
                                               -------------------------------
                                               Jeff Akers, Secretary


[LOGO OF BOUNDS
& DORSEY\PC\]

                                 APPENDIX "H"

                    Articles Of Incorporation And Bylaws Of
                    ---------------------------------------
                               Mr. Car Man, Inc.
                               -----------------

                                       APPENDIX H


                                ARTICLES OF INCORPORATION
                                           OF
                                    MR. CAR MAN, INC.

                    The undersigned hereby forms a stock corporation under the provisions of Title 13:1 of the Code of Virginia of 1950, as amended to date, and to that end does by these Articles of Incorporation set forth the following information:

                         (a) The name of the corporation is to be known as Mr.
                    Car Man, Inc.,

                         (b) The corporation shall have all general powers
                    provided by law, including those specifically enumerated in
                    Article 4 of Title 13.1 of the Code of Virginia of 1950, as amended to date.

                         (c) The purposes for which this corporation is to be formed are:

                                i) To transact any business not prohibited by
                    law or required to be specifically stated in these Articles and for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

                               ii) To have and to enjoy all general powers
                    accorded similar corporations by the laws of the Commonwealth of Virginia or by the laws of any other state or territory of which this corporation may be doing business as now existing or as hereafter enacted.

                         (d) The aggregate number of shares which the
                    corporation shall have authority to issue are as follows:
[LOGO BOUNDS
& DORSEY /PC/
APPEARS HERE]            Class                             Number of Shares
                         -----                             ----------------

                         Common                                   100

                         (e) The post office address of the initial registered is 19 West Church Avenue, Roanoke, Virginia 24011-2015, which located in the City Roanoke, Virginia.

                         (f) The name of the initial Registered Agent of this corportion is Charles N. Dorsey, a Registered Agent who meets the requirements of Virginia Code (S)13.1-634 and whose business office is identical with the registered office of the corporation, who is a resident of Virginia and a member of the Virginia State Bar.

                         (g) The number of directors constituting the initial
                    Board of Directors is 2 and the names and addresses of the directors are as follows:

                    Franklin Blankemeyer           142 Sherwood Avenue
                                                   Roanoke, Virginia 24

                    Jeff Akers                     353 A Woods Avenue
                                                   Roanoke, Virginia 24016

                         (h) The period of time for which this corporation shall endure shall be unlimted.

                         Given under my hand this 11th day of June, 1993


                                             /s/ Charles N. Dorsey
                                            ---------------------------------
                                            Charles N. Dorsey, Incorporator




[LOGO OF BOUNDS
AND DORSEY /PC/]

                                          BYLAWS OF

                                        MR.CAR MAN, INC.


                                       ARTICLE I - OFFICE
                                       ------------------

                         The office of the Corporation shall be located in the
                    City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the Untied States as the Board of Directors may, from time to time, determine.

                                    ARTICLE II - SHAREHOLDERS
                                    -------------------------

                         The Shareholders of the Corporation shall be those who
                    appear on the books of the Corporation as holders of one or more shares of the capital stock, and the records of the Corporation shall be the only evidence as to who are the shareholders.

                                   ARTICLE III - MEETING OF SHAREHOLDERS
                                   -------------------------------------

                    Section 1 - Annual Meeting:
                    ---------------------------

                         The annual meeting of the Shareholders of the
                    Corporation shall be held on the 6th of July of each year, at the office of the Corporation, unless otherwise stated in the notice of meeting.

                    Section 2 - Special Meeting:
                    ----------------------------

                         Special meeting of the Shareholders for any purpose or
                    purposes may be called by the president, the Board of Directors, or the holders of not less than 20-percent of the shares then outstanding and entitled to vote at such meeting.

                    Section 3 - Notice of Meeting:
                    ------------------------------

                         Notices of meeting of the Shareholders and waivers of
                    such notices shall be given or accepted with the appropriate provisions of the Virginia Stock Corporation Act.

                    Section 4 - Quorum:
                    -------------------

                         At any meeting of the shareholders, the holders of a
[LOGO OF BOUNDS     majority of the shares entitled to vote shall constitute a
& DORSEY/PC/        quorum, except as otherwise provided by law. The holders of
APPEARS HERE]       such shares may be present in person or presented by proxy to constitute such quorum.

                    Section 5 - Voting
                    ------------------

                         At each meeting of the Shareholders, every holder of
                    shares then entitled to vote may vote in person or by proxy and shall have one vote for each share registered in his or her name. Except as otherwise provided by statute or by the Articles of Incorporation, any corporate action shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote.

                               ARTICLE IV - BOARD OF DIRECTORS
                               -------------------------------

                    Section 1 - Number, Election, and Term of Office:
                    -------------------------------------------------

                         The business and affairs of the corporation shall be
                    managed by a Board of Directors subject to any requirement of shareholder action required by law. The Board of Directors shall be composed of one member. This number may be changed at any time by amendment of these Bylaws in accord with the Virginia Stock Corporation Act.

                         The Directors shall be elected at each annual meeting
                    of the Shareholders. Each Directors shall hold office until the election of his or her successor. Any Director may resign at any time. Vacancies occurring among the Directors may be filled by the Directors.

                   Section 2 - Annual and Special Meetings:
                   ----------------------------------------

                         Annual meetings of the Board of Directors shall be held
                    immediately following the annual meeting of the Shareholders, at the place of such annual meeting of the Shareholders. A majority of the qualified members shall constitute a quorum. Other regular meetings of the Board may be held without notice at such time and place as the Directors may determine.

                    Section 3 - Special Meetings:
                    ----------------------------

                         Special meetings of the Board of Directors may be
                    called by the President or by one of the Directors, at such time and place as may be specified in the respective notices or waivers of notice.

                    Section 4 - Manner of Acting:
                    ----------------------------

                         At all meetings of the Board of Directors, each
[LOGO OF BOUNDS     Director present shall have one vote, irrespective of the
& DORSEY\PC\        number of shares of stock, if any, which he or she may hold.
APPEARS HERE]       The action of a majority of the Directors present at any
                    meeting at which a quorum is present shall be the act of the Board of Directors.

                                         ARTICLE V - OFFICERS
                                         --------------------

                         The officers of the Corporation shall be a President,
                    who shall be a Director and a Secretary/Treasurer, all of whom shall be elected by the Board of Directors each year as soon after the annual meeting of the Shareholders as conveniently may be, and such other Officers as may from time to time be elected or appointed by the Board of Directors. The salaries of all Officers shall be fixed by the Board of Directors. To the extent permitted by law, one person may hold more than one office of the Corporation. Each Officer shall hold office until the annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified or until his death, resignation, or removal.

                                      ARTICLE VI - PRESIDENT
                                      ----------------------

                         The President shall be the chief executive officer of
                    the Corporation. The President shall attend and preside at all meetings of the Board of Directors, exercise general supervision over the property, business, and affairs of the Corporation, and do everything and discharge all duties generally pretaining to his office as the executive head of a corporation of this character, subject to the control of the Board of Directors. At each annual meeting of the Shareholders, the President shall render a general report of the Corporation's condition in business.

                         In the absence of the President, the Board of Directors
                    may designate some other one of their number to discharge such executive duties as may be required for the time being.

                                      ARTICLE VII - TREASURER
                                      -----------------------

                         The Treasurer shall, to the extent provided by the
                    Directors, have charge, and custody, of the funds, securities of whatsoever nature, and other like property of the Corporation; the Board of Directors shall designate the officer or officers, or other persons, who shall give, negotiate, or endorse checks, notes, and bills as may be required for the business of the Corporation. The Treasurer shall have authority to collect funds of the Corporation, and shall deposit same in such bank or banks as the Board of Directors from time to time may designate, and the same shall not be withdrawn thereafter except by checks executed in accordance with the authority of the Board of Directors.

                                     ARTICLE VIII - SECRETARY
                                     ------------------------

                         The Secretary shall sign, with the President, all
                    certificates of stock. The Secretary shall keep a book
                    containing the names of all persons who are now or hereafter
[LOGO OF BOUNDS     become Shareholders of the Company, showing their places of
AND DORSEY APPEARS  residence, the number of shares held by them respectively,
HERE \PC\]          and the time when they respectively became the owners of
                    such shares. The Secretary shall further keep a record of the proceedings of the meetings of the Shareholders and Directors of the Corporation; he shall have charge of the seal of the Corporation, and shall perform such other duties as pertained to said office, or as the President or Board of Directors may from time to time require.

                                        ARTICLE IX- DIVIDENDS
                                        ---------------------

                         The Board of Directors of the Corporation may, from
                    time to time, declare, and the Corporation may pay dividends on, its shares only in accordance with the provisions of
                    (S)43 of the Virginia Stock Corporation Act.

                                     ARTICLE X - CORPORATE SEAL
                                     --------------------------

                         The Corporate Seal of the Corporation shall be that
                    impressed upon the margin of this page.

                                    ARTICLE XI - INDEMNIFICATION
                                    ----------------------------

                         The Corporation may indemnify its Directors, Officers,
                    and Employees in the manner, against the matters, and to full extent provided and permitted by(S)13.1-3.1 of the Code of Virginia of 1950, as amended.

                                     ARTICLE XII - FISCAL YEAR
                                     -------------------------

                         The fiscal year of the Corporation shall be fixed by
                    the Board of Directors.

                         The foregoing Bylaws of Mr. Car Man, Inc. were duly
                    adopted by unanimous consent of the Board of Directors of the Corporation in lieu of the Organizational Meeting.


                                             /s/ Jeff W. Akers
                                             ---------------------------
                                             Jeff Akers, Secretary



[LOGO OF BOUNDS
AND DORSEY\PC\
APPEARS HERE]

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


              THIS PRELIMINARY PROSPECTUS IS DATED March 28, 1997
                             SUBJECT TO COMPLETION
PROSPECTUS
                         GENESIS FINANCIAL GROUP, INC.
                     A Virginia Corporation (the "Company")
                              4206 Williamson Road
                            Roanoke, Virginia 24012


                    $7,500,000.00 Corporate Promissory Notes


      Promissory Notes ("Notes") in the aggregate amount of $7,500,000.00 in increments of $2,500.00 with an
                    initial minimum investment of $10,000.00
                               _________________

                           THESE SECURITIES INVOLVE A
                 HIGH DEGREE OF RISK.  SEE "RISK FACTORS" FOR A
                   DISCUSSION OF CERTAIN FACTORS WHICH SHOULD
                    BE CONSIDERED BY PROSPECTIVE INVESTORS.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                       _________________________________

          Offerees will be initially restricted to a minimum purchase requirement of one Note for $10,000.00.  Thereafter, purchases shall be in increments of $2,500.00.


=======================================================================================
                                 PRICE TO PUBLIC      AGENT'S          PROCEEDS TO
                                                   COMMISSIONS/1/        ISSUER/2/
---------------------------------------------------------------------------------------
Per Note/3/                       $   10,000.00      $    500.00      $    9,500.00
---------------------------------------------------------------------------------------
$7,500,000.00                     $7,500,000.00      $375,000.00      $7,125,000.00
Promissory Notes/4/
---------------------------------------------------------------------------------------
Total                             $7,500,000.00      $375,000.00      $7,125,000.00
=======================================================================================


    Approximate date of proposed sale to the public: As soon as practicable after the effective date of the registration statement.


                    This Prospectus is dated March 28, 1997.


________________________

/1/ This estimate assumes a 5% commission and the sale of all securities offered hereby by the Company's agents. The Company does not intend to pay more than a 5% commission fee to its selling agents. There are no formal arrangements or agreements with any broker or dealer for the placement of the Notes. The Company reserves the right to enter into such arrangements during the offering period. Principals of the Company will not receive any commissions or other remuneration for selling the Company's securities.


/2/  Before deducting estimated Offering expenses of $45,269.00.

/3/ Notes will be sold on a best efforts basis; however, there is no minimum amount of Notes that must be sold to close this offering.


/4/ Contemporaneously with this offering, the Company intends to offer for sale up to $7,500,000.00 in corporate promissory notes ("Notes"). However, the Company will not sell more than $7,500,000.00 of Contracts and Notes in the aggregate pursuant to its SB-1 Offering. (See "Description Of The Securities" and "Description Of The Business.")

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form SB-1 under the Securities Act with respect to the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed with the Commission are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


  As a result of the offering of the Notes described herein, the Company will become subject to the periodic reporting and other informational requirements of the Exchange Act. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all reports, proxy statements and other information required thereby. The Registration Statement and the exhibits and schedules thereto, as well as such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional office located at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or from the regional office at prescribed rates. The Commission's Web site address is "http://www.sec.gov".

  The Company intends to distribute to its investors an annual report shortly after the end of each fiscal year.

  Until _________________ all dealers, if any, effecting transactions in the Notes, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

  The Company currently has a minimal operating history. It intends to engage primarily in purchasing and servicing installment sales contracts ("Contracts") originated by Mr. Car Man, Inc., ("MCMI") a Virginia corporation and an Affiliate of the Company, in the sale of used automobiles, vans, light trucks and other vehicles. (See "PROSPECTUS SUMMARY" and "DESCRIPTION OF THE BUSINESS.")

  Please refer to the "Glossary" section of this Prospectus for the meaning of capitalized terms used throughout the text.

              This Offering Involves Certain Material Risk Factors
              ----------------------------------------------------

  In addition to the general risks in investing in a relatively new enterprise, potential investors should consider other major risks, including:

  (i)     competition in the used car business;
  (ii)    the inability of investors to liquidate their investments;
  (iii) the inability of customers to fulfill their contractual obligations under the Contracts;

  (iv) recession or other economic downturn in the economy adversely impacting MCMI's potential customer base;
  (v) increase in charge-offs and delinquencies with respect to the Contracts which could materially and adversely affect the Company's profitability;
  (vi)    the loss of one or both of the Company's two principal executives; and
  (vii)   the failure or liquidation of MCMI.

  There is no trading market for the Notes and there are no assurances, should transfer of such Notes be authorized, that a market will develop, or if any such market does develop, that it will continue. (See "RISK FACTORS.")



                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                               TABLE OF CONTENTS
                               -----------------

AVAILABLE INFORMATION..............................................................................  2

PROSPECTUS SUMMARY.................................................................................  7
 The Company and Affiliates........................................................................  7
 Securities Offered................................................................................  8
 Risk Factors......................................................................................  8

RISK FACTORS.......................................................................................  9
 I.   Risks of Credit Business.....................................................................  9
          General Risks............................................................................  9
          Financing Risks..........................................................................  9
          Operational Risks........................................................................ 10
 II.  Operating Risks.............................................................................. 11
          Short Operating History.................................................................. 11
          Limited Capital and Need for Additional Financing........................................ 11
          Key Personnel............................................................................ 11
          Default Risks............................................................................ 11
          Failure of MCMI.......................................................................... 11
          Repossession and Casualty Risks.......................................................... 12
          Lack of Financial Statements............................................................. 12
          Dependence on Certain Principals......................................................... 12
          Determination of Offering Price.......................................................... 12
          Tax Risks................................................................................ 12
          Lack of Liquidity........................................................................ 12
          Debt Service Obligations................................................................. 13
          Company's Competition and Affiliation.................................................... 13
          MCMI's Competition....................................................................... 13
          Management's Conflict of Interest and Lack of Agreement to Sell Contracts................ 13
          Termination of Common Ownership.......................................................... 14
          Prepayment and Unsecured Status of Notes................................................. 14
          Minimum Sale Requirements................................................................ 14
          MCMI's Obligation to Replace Contracts................................................... 15
 III. Investment Risks............................................................................. 15
          No Public Market......................................................................... 15
          Limitations on Liability of Officers and Directors....................................... 15
          No Independent Counsel to Investors...................................................... 15
          Subscription of Securities and Shelf Registration........................................ 15
          Change in Economic Conditions............................................................ 16


USE OF PROCEEDS.................................................................................... 16

SUMMARY OF FINANCIALS.............................................................................. 18

INVESTMENT HIGHLIGHTS.............................................................................. 19

DETERMINATION OF OFFERING PRICE.................................................................... 20

CAPITALIZATION..................................................................................... 20

DISCLOSURE OF COMMISSION'S POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.................................................. 21

DESCRIPTION OF THE SECURITIES...................................................................... 22
  Notes............................................................................................ 22
  Solicitations and Commission..................................................................... 22

DESCRIPTION OF THE BUSINESS........................................................................ 22
  Genesis Financial Group, Inc..................................................................... 22
  Mr. Car Man, Inc................................................................................. 24

COMPETITION........................................................................................ 25

EMPLOYEES.......................................................................................... 26

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................................................... 27
   I.  Genesis Financial Group, Inc,............................................................... 27
         Operating History......................................................................... 27
         Liquidity and Capital Resources........................................................... 27
         Purchase of Contracts from MCMI........................................................... 27
         Source of Revenues........................................................................ 27
         Factors Affecting Operations.............................................................. 28
         Projections............................................................................... 28

  II.  Mr. Car Man, Inc............................................................................ 28
         Operating History - Overview.............................................................. 28
         Analysis of Financials for the Year Ended December 31, 1996............................... 29
          Liquidity and Capital Reserves........................................................... 29
          Results of Operations.................................................................... 29
         Analysis of Financials for the Three and One-Half Years Ended
          December 31, 1996........................................................................ 30
          Liquidity and Capital Reserves........................................................... 30
          Results of Operations.................................................................... 30
         Prospective Information................................................................... 31
         Benefits of Affiliation................................................................... 32
         Refining the Showroom..................................................................... 32
         Warranty.................................................................................. 32

PROPERTIES......................................................................................... 33

LEGAL PROCEEDINGS.................................................................................. 33

MANAGEMENT......................................................................................... 33
  Directors........................................................................................ 33
  Officers......................................................................................... 34
  Biographies of Directors and Officers............................................................ 34
  Executive Compensation........................................................................... 34

PRINCIPAL STOCKHOLDERS..............................................................................  35

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................................................  35

LEGAL MATTERS.......................................................................................  36

EXPERTS.............................................................................................  36

GLOSSARY............................................................................................  37

INDEX TO FINANCIAL STATEMENTS.......................................................................  38

APPENDIX A:  Promissory Note........................................................................ A-1
APPENDIX B:  Subscription Letter.................................................................... B-1
APPENDIX C:  Indenture.............................................................................. C-1
APPENDIX D:  Articles of Incorporation And
             Bylaws Of Genesis Financial Group, Inc................................................. D-1
APPENDIX E:  Articles Of Incorporation And Bylaws Of Mr. Car Man, Inc............................... E-1

                              PROSPECTUS SUMMARY

  The information set forth below should be read in conjunction with and is qualified in its entirety by the information and financial statements included elsewhere in this Prospectus.

                          The Company and Affiliates
                          --------------------------

  The headquarters of the Company is located at 4206 Williamson Road, Roanoke, Virginia 24012. The telephone number is (540) 265-1368. The Company has a minimal operating history to date.

  The Company will engage primarily in purchasing and servicing installment sales contracts ("Contracts") originated by Mr. Car Man, Inc. ("MCMI"), a Virginia corporation and an Affiliate of the Company, from the sale of used automobiles, vans, light trucks and other vehicles (collectively referred to as "Automobiles"). The principals and 100% shareholders of the Company are Jeffrey
W. Akers and Franklin W. Blankemeyer, Jr., both of Roanoke, Virginia. Messrs. Akers and Blankemeyer also are the 100% shareholders and principals in MCMI. Although the Company and MCMI were formed simultaneously on June 15, 1993, the principals concentrated exclusively on developing and expanding MCMI's used Automobile business during the past three years. Having established MCMI's market niche in the Roanoke Valley, the principals are ready to implement the second phase of their business plan to establish a funding vehicle for MCMI's business operations. The Company was formed for this purpose and will provide centralized funding, receivables management, and collection services for the two business locations which MCMI currently owns and operates and for its future operations in the used Automobile industry. MCMI's customer base primarily consists of individuals having limited access to traditional sources of consumer credit (the "Non-Prime Consumer"). The Company assists MCMI with the sale of used vehicles by providing an indirect source of funding for such buyers. Contracts which meet the Company's underwriting standards are purchased from MCMI after the Company has reviewed and approved the Automobile purchaser's credit application. In order to achieve an acceptable rate of return on its funding and adjust for credit risks, Contracts are purchased from MCMI at a discount to the remaining principal balance. (See "DESCRIPTION OF THE BUSINESS".)

  MCMI will offer its Contracts for sale exclusively to the Company. Depending upon its capital resources, the Company intends to purchase some or all of the Contracts offered by MCMI from time to time. (See "RISK FACTORS".) MCMI has been engaged in purchasing, servicing, selling, and financing used Automobiles since August 2, 1993. MCMI and the Company have targeted the Non-Prime Consumer as its primary customer base. In the past, this segment of the used car market has been very poorly serviced since the consumer had few dealerships from which to choose. MCMI's goal is to establish a new marketing niche in the used car industry in the Roanoke Valley, located in Southwest Virginia, and beyond through a very heavy emphasis on customer service, proper marketing, and sound business management. MCMI currently has two locations serving the Roanoke Valley area, and future expansion is planned targeting additional market areas outside the Roanoke Valley.


Contemporaneously with the offering of its Notes, the Company will also package and offer for sale to selected investors some or all of the Contracts it purchases from MCMI for the purpose of raising additional capital. All obligations arising under the Contracts sold to investors will be guaranteed by the Company (the "Guarantee"). Although the Company does not intend to sell more than $6,000,000.00 of its Notes to Investors, the Company reserves the right to sell up to $7,500,000.00 in Notes, as well as up to $7,500,000.00 in Contracts. In no event, however, will more than $7,500,000.00 in the aggregate of Notes and Contracts be sold to Investors. The Offering will be conducted over a two (2) year period, and the proceeds will be used to fund the purchase of additional Contracts generated by MCMI and the Company's other business operations. Because of the nature of MCMI's business, the entire Offering will continue over an extended period of time to allow MCMI the time it will need to generate a sufficient number of Contracts for sale to the Company in order to consummate this offering. The Company anticipates that the Offering will be consummated in two years. (See "INVESTMENT HIGHLIGHTS.") In addition, in order to adapt to changing market conditions and maximize its opportunities to capitalize on investors' investment objectives and goals, the Company reserves the right to adjust from time to time the amount of Notes and Contracts it will offer for sale subject to the $7,500,000.00 offering limit. Accordingly, the Company may file amendments to this Prospectus in conjunction with its other periodic reporting requirements.

  The Company's strategy is to grow its portfolio of contract receivables by assisting MCMI in growing its business. The Company and MCMI believe that the nature of their business present significant opportunities for growth for the following reasons: (1) the automobile finance market, with approximately $325 billion in outstanding automobile installment credit as of March 31, 1995, is the second largest consumer credit market in the United States; (2) the Non-Prime Consumer portion of the automobile finance market is estimated to be between $30.0 and $50.0 billion; (3) the used automobile market has grown over the past five years at four times the rate of the new automobile market; and (4) there is not a dominant used car dealer which focuses on the Non-Prime Consumer in the Roanoke Valley or in the other major cities and towns surrounding Roanoke.

  MCMI has successfully concluded a private placement of its Contracts under Rule 504 of Regulation D promulgated under the Securities Act of 1933. Through the private placement of such Contracts, MCMI has raised capital in excess of $950,000.00. Because of the success of MCMI's business and the private offering, the principals of the Company and MCMI look to expand their business and customer base through additional capital infusion. (See "DESCRIPTION OF THE BUSINESS"; "USE OF PROCEEDS"; "DESCRIPTION OF THE SECURITIES; and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.")

                              Securities Offered
                              ------------------

  The securities described by this Prospectus are comprised of corporate promissory notes ("Notes") to be issued by the Company. The Notes will bear interest at 18% per annum and will be amortized over a period of three and one-half years. Investors will be subject to an initial minimum investment of $10,000.00. Thereafter, the Notes must be purchased in increments of $2,500.00. If the Offering is oversubscribed, the Company, at its discretion, may reduce an Investor's subscription to accommodate other subscriptions. The bulk of the net proceeds of the offering will be used to purchase Contracts from MCMI on an ongoing basis. MCMI will use the funds to replenish its inventory of Automobiles and for working capital. (See "USE OF PROCEEDS"; "DESCRIPTION OF THE SECURITIES"; and the form Note in Appendix "A".)

                                     [  ]

                                 Risk Factors
                                 ------------

  An investment in the Notes offered hereby will involve certain substantial risks. These risks include a lack of financial flexibility and liquidity, absence of a significant operating history for the Company, potential federal and state regulations of financing institutions, competition, the nature of MCMI's business, the higher risk customer base, and the lack of an existing market for the Notes. (See "RISK FACTORS.")


                                  RISK FACTORS

  An investment in the Company involves significant risks and is suitable only for persons of substantial means who have no need for liquidity in their investments. The following is not intended as a comprehensive discussion of all risks that might be encountered by an Investor in the Company. Investors are urged to consult with independent advisors and tax counsel for the possible personal and tax consequences of an investment in the Company.

  In addition to the other factors and information set forth in this Prospectus, Investors should carefully consider and evaluate the following specific risk factors:

I.  Risks of Credit Business
    ------------------------

  A.  General Risks. The operation of a credit business primarily engaged in
      -------------
purchasing and servicing installment sales contracts ("Contracts") for used Automobiles originated by an affiliated company involves certain risks, including those described in this Prospectus. By way of example and not limitation, an investment in the Company is subject to the risk of adverse changes in general or local economic conditions, such as: (i) inability to compete with other consumer funding sources in a competitive market; (ii) inability to raise and/or maintain sufficient capital reserves to finance the purchase of new Contracts originated by MCMI; (iii) inability of MCMI's customers to service their debt; (iv) inability of MCMI's customers to maintain gainful employment; and (v) inability of MCMI to maintain high patronage levels.

  In addition, certain expenditures associated with investments in the Company (principally debt payments, lease obligations and maintenance costs) are not normally decreased by events adversely affecting the Company's income. In the event debt payments are not met, the Company may lose its leasehold interest in some or all of its current business locations and may sustain as a result of a foreclosure a loss of an asset collateralizing a secured debt. To the extent the Company purchases real property in the future and defaults on any debt secured by such real property, it could suffer a loss of its equity investment in such real estate as a result of a foreclosure.

  The success of the Company also depends upon the management skills of the principal executive officers. The principal executive officers have prior experience in collateral financing and have operated MCMI since its inception. (See "MANAGEMENT" for a more thorough description of the background of the principal executive officers.)

  B.  Financing Risks. The Company will incur substantial indebtedness through
      ---------------
the issuance of the Notes offered hereunder. Such indebtedness is required to be paid within 3.5 years of the issue dates. The Company has the right to prepay the Notes at any time without penalty. Although the Company anticipates that the indebtedness will be spread out over a period of years, there can be no guarantee that the Company will be able to service all of its indebtedness as it arises which could result in the loss of some or all of the Company's assets which in turn may force the Company into bankruptcy and/or liquidation. Without incurring such debt, the Company may be unable to adequately finance the purchase of the Contracts from MCMI. Without such financing, MCMI may be unable to obtain, through operating cash flow and/or from other sources, the funds it needs to meet operating expenses and/or to replenish its inventory of Automobiles. (See "USE OF PROCEEDS.")

  As previously described, the Company will purchase at a discount, ranging from 25% to 50%, from MCMI from time to time some or all of the Contracts generated through MCMI's business operations to help fund MCMI's capital needs for operating expenses and new inventory. The Company intends to use the bulk of the proceeds from the sale of the Notes for such purposes. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.") In addition, the Company will package from time to time some of the Contracts it purchases from MCMI for resale to investors to provide additional funds for the purchase of new Contracts. The Company will be responsible for collecting payments and servicing the Contracts it sells to the investors. Although the Company anticipates that customer payments under the Contracts will be sufficient to service its obligations to its investors arising under the Notes and Contracts, there can be no assurance that a customer will not default under his or her Contract. (See "DESCRIPTION OF THE BUSINESS.") In the event of a customer default on a Contract within an investor's portfolio, the Company intends to replace the defaulted Contract with a new Contract having similar terms and provisions as soon as practicable. Absent such a replacement Contract or until such a Contract is generated, the Company will be obligated, pursuant to its Guarantee, to make all payments due under the defaulted Contract to the investor. There can be no guarantee that a replacement Contract will become available, or if one becomes available that another default will not occur, and/or the Company will have sufficient capital to satisfy all of its payment obligations under the Notes and/or Contracts.

  Although the Company does not anticipate incurring any debt obligations pertaining to its Guarantee of the Contracts since the Company will pass through to investors a sufficient portion of each payment made by the underlying customer on each Contract to satisfy such obligations, there can be no assurance that the Company will have sufficient Contracts available to replace a defaulted Contract to relieve the Company of its obligations to service the indebtedness arising and payable to Investors under a defaulted Contract. Any such additional debt obligations would further burden the Company's cash flow and reserves and could adversely impact its financial viability. (See "DESCRIPTION OF THE SECURITIES" and "DESCRIPTION OF THE BUSINESS.")

  C.  Operational Risks. If the expenses of operating the Company's business
      -----------------
exceed the Company's income, the Company may have to obtain additional sources of financing or dispose of some of its assets under disadvantageous terms. In addition, in the event the operation of the Company's business does not generate sufficient operating income to pay all of its operating expenses, taxes and debt service requirements, MCMI may not be able to sustain its business operations for lack of financing for new inventory. There can be no assurance that the Company will not incur operating deficits. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.")

  Should the Company's revenues be insufficient to service its debt and pay taxes and other operating expenses, the Company will be required to utilize working capital and/or seek additional funds or financing. There can be no assurance that additional funds will be available to the Company if needed, or, if available, will be on terms acceptable or advantageous to the Company.

II.  Operating Risks
     ---------------

  A.  Short Operating History. Even though the Company was organized on June 15,
      -----------------------
1993, the Company has a minimal operating history. However, MCMI has been operating since August 2, 1993, and has successfully conducted a private placement of its Contracts under Rule 504 of Regulation D, promulgated by the Securities Act, through which it raised in excess of $950,000.00. The Company anticipates that MCMI's business will continue to grow and that MCMI will continue to generate Contracts that will be purchased by the Company and subsequently packaged for resale to investors. Although the Company believes its commercial paper financing and MCMI's used car business will be profitable, there can be no assurance that the Company will generate sufficient revenues to service all of its debt and other obligations to make the Company profitable.

  B.  Limited Capital and Need for Additional Financing. Although the Company
      -------------------------------------------------
believes it will have sufficient capital from the Offering to commence and continue its business operations on a profitable basis, there can be no assurance that the Company's activities will be successful or will generate adequate cash flow to meet its capital and operational needs as they arise. Therefore, additional capital may have to be raised internally and/or externally from time to time to finance the Company's continuing and expanding business and its capital requirements. Such additional financing may not be available at all or at the time needed or may be available only on adverse terms. If the Company is unable to raise sufficient capital by whatever means, the Company's ability to maintain and/or expand its business operations and MCMI's ability to obtain funding for new inventory may be severely hindered.

  C.  Key Personnel. The Company and MCMI are dependent upon the continued
      -------------
services of Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers. The loss of the services of Mr. Blankemeyer or Mr. Akers could have a significant adverse effect on the Company and/or MCMI.

  D.  Default Risks. As customary with any consumer credit business, there is
      -------------
substantial risk involved with customers defaulting on their obligations under the Contracts. Since the Company will primarily operate to fund the operations of MCMI and since MCMI will target "higher risk" consumers for the purchase of its inventory, the risks of default are enhanced. There can be no guarantee that the Company or MCMI will be able to absorb such losses through repossessions and continued operations. Currently, MCMI experiences a 25% repossession rate based upon the total number of Contracts generated which is within the non-prime industry's national average. The Company anticipates that its credit review policies and the cash flow generated from the auction or resale of repossessed cars will significantly curtail potential losses from customer defaults. (See "INVESTMENT HIGHLIGHTS.")

  E.  Failure of MCMI. Currently, the Company is solely dependent upon MCMI to
      ---------------
generate the Contracts that it intends to purchase, package and resell to investors. Conversely, MCMI will be primarily dependent upon the Company to provide the funding needed for its operating expenses and new inventory. There can be no assurance MCMI will continue to be successful in the used car business. In the event MCMI experiences a protracted downturn in its used car business or goes out of business, the Company's primary source of Contracts would be materially and adversely impacted. Presently, the Company has no plans for financing other used car dealerships or any other related business. There can be no guarantee that the Company will be able to sustain any such loss of MCMI's level of business and/or its affiliation and/or develop new business relationships to satisfy its operating expenses and other obligations, including its obligations to investors under the Notes and Contracts, or to continue its operations on a profitable basis.


  F.  Repossession and Casualty Risks. Repossession of an Automobile sold on an
      -------------------------------
installment basis is an inherent risk of the used car business. However, the Company and MCMI have established credit guidelines which are stringently enforced to help alleviate this risk. Company will vigorously enforce its repossession rights and resell the repossessed Automobile in accordance with applicable law. On average, twenty-five percent (25%) of all Contracts purchased by Company each year will end in default resulting in repossession of the underlying Automobile. An additional five percent (5%) of Automobiles sold each year are damaged beyond repair. Based upon these assumptions, the Company anticipates that the 25% repossession rate and 5% damage rate will total approximately ten percent (10%) of the Company's accounts receivable on an annual basis. (See "INVESTMENT HIGHLIGHTS.") However, in most cases involving a casualty, the Company's investment is protected by casualty insurance. (See "DESCRIPTION OF THE BUSINESS.")


  G.  Lack of Financial Statements. Although the Company has had a minimal
      ----------------------------
operating history since incorporating in 1993, a comparative balance sheet has been prepared as of December 31, 1993, 1994, 1995 (audited) and 1996 (audited). In addition, a comparative balance sheet and income statement for the same periods have been prepared for MCMI. Audited financial statements for the year ended December 31, 1995 and an unaudited balance sheet and income statement for the year ended December 31, 1996 for MCMI have also been prepared and are included in this Prospectus (See the "FINANCIAL STATEMENTS.")

  H.  Dependence on Certain Principals. Franklin W. Blankemeyer, Jr. and Jeffrey
      --------------------------------
W. Akers intend to devote their full time to promote, market and develop the business of the Company and MCMI. There can be no guarantee that all principals will remain with the Company and/or MCMI, and the departure of one or more could adversely affect the future success of the Company and/or MCMI.

  I.  Determination of Offering Price. The offering price of the Notes is solely
      -------------------------------
predicated upon the face value of the Notes. (See "DESCRIPTION OF THE SECURITIES"; and "DETERMINATION OF OFFERING PRICE.")

  J.  Tax Risks. All prospective Investors should retain their own tax counsel
      ---------
or advisor to discuss the possible tax effects ensuing from an investment in the Company.

  K.  Lack of Liquidity. The Company will service the debt obligations evidenced
      -----------------
by its Notes through normal business operations in conjunction with MCMI. The Company anticipates that the payments made by customers under the Contracts will be sufficient to satisfy the investment return to investors of the Contracts. Proceeds from this offering will be used primarily to fund the Company's working capital needs including the purchase of additional Contracts and to provide a source of funding for MCMI's business operations. (See "USE OF PROCEEDS" and "DESCRIPTION OF THE BUSINESS.") In the event the Company's operating revenues are insufficient to meet its obligations, additional cash requirements must be funded through additional borrowings or credit extensions which may be unavailable. Since the Company will not have substantial assets that can be pledged as collateral for financing purposes, obtaining additional secured financing may not be possible. This lack of financial flexibility and liquidity could adversely impact an investment in the Company.

  L.  Debt Service Obligations. Pursuant to the Offering, the Company will be
      ------------------------
obligated on a significant level of indebtedness. In addition to the Notes sold hereunder, the Company will be obligated to service the Contracts sold to investors in the event a customer defaults and there are no replacement Contracts available. In servicing this indebtedness, the Company may be vulnerable to various risks, including, without limitation, the impairment of the Company's ability to obtain additional financing for working capital, capital improvements or other purposes and a possible downturn in the economy. (See "PROSPECTUS SUMMARY"; "DESCRIPTION OF THE SECURITIES"; and "DESCRIPTION OF THE BUSINESS.")

  M.  Company's Competition and Affiliation. Currently, the Company intends to
      -------------------------------------
purchase Contracts generated solely by its Affiliate, MCMI. Since the Company and MCMI share the same principals and management, MCMI will not offer its Contracts to any other funding source or company. Accordingly, the Company does not anticipate any competition as long as MCMI remains viable and an Affiliate of the Company. There can be no guarantee that MCMI will continue its successful operations and/or remain in business or that the principals and management of the Company and MCMI will remain the same. In such event, the Company would have to contract with one or more alternative sources for such Contracts to continue its business operations. There can be no assurance that such alternative sources can be found, or that the Company will be successful in obtaining a sufficient source of new Contracts to continue operating. (See "DESCRIPTION OF THE BUSINESS.")

  N.  MCMI's Competition. In general, the used car business is highly
      ------------------
competitive. There are numerous competitors in the industry who are more established and who have substantially greater financial resources than the Company and MCMI. In addition, there are numerous competitors having greater name recognition, better capitalization, equivalent or lower pricing guidelines, more experienced organization, and a larger employee base. Also, the Company and MCMI must contend with those competitors having better facilities and/or equipment. Although Management believes MCMI has a significant advantage in the Roanoke Valley at the present time due to the absence of any other dominant used car dealer targeting the Non-Prime Consumer, the high degree of competition in the used car business in general will remain a primary factor affecting both MCMI's and the Company's profitability. The used car business will also continue to be highly susceptible to changes in the economy and the buying habits of the general public. (See "INVESTMENT HIGHLIGHTS"; "DESCRIPTION OF THE BUSINESS"; and "COMPETITION.") In such event, the Company would have to contract with one or more alternative sources for such Contracts to continue its business operations. There can be no assurance that such alternative sources can be found, or that the Company will be successful in obtaining a sufficient source of new Contracts to continue operating. (See "DESCRIPTION OF THE BUSINESS.")


  O.  Management's Conflict of Interest and Lack of Agreement to Sell Contracts.
      -------------------------------------------------------------------------
Since the Company and MCMI are owned and managed by the same principals, the determination of the discount and purchase price for a Contract purchased by the Company from MCMI is not arrived at in an arms-length transaction. On average, the face value of a Contract is discounted between 25% and 50% when sold to the Company. Currently, the Company is solely dependent upon MCMI to generate the Contracts. Because of the commonality of ownership, there is no separate agreement between the Company and MCMI obligating MCMI to offer the Contracts to the Company at the discounted value, or any other price, or obligating the Company to purchase same. The affiliation of the two companies allow the
principals to internalize all business operations.   Such an arrangement bestows
a significant benefit on the principals in that they are able to offer to its customers through their wholly owned entities both the Automobile and the financing. In addition, the affiliation of the principals and the companies maximize other cost efficiencies by allowing the principals to streamline managerial and administrative functions and financial accounting procedures. The principals will have sole discretion in determining which Contracts will be bought and sold as well as the discounted purchase price. However, since the two companies will rely exclusively on the other for their respective business operations, the principals do not believe a written agreement is necessary at this time. Further, since the principals control all decisions in this regard, the principals do not anticipate any adverse impact to Investors since the calculation of an Investor's return is predicated upon the principal and interest payments of the underlying customers which figure remains constant throughout the calculations. Although the principals do not plan on selling their interest in either company, there can be no guarantee that they will continue to jointly own both. In the event of an ownership change in one or both companies, the existing business relationship may be curtailed or severed entirely. In such event, the Company may not have sufficient reserves of replacement Contracts and/or be able to develop new sources for such Contracts to replace defaulted Contracts, and/or be able to continue business operations on a profitable basis. Under such circumstances, the Company may be forced: (i) to assume all the obligations under the defaulted Contracts for their respective terms which obligations would have an adverse impact on the Company's financial resources and viability as a going concern; or (ii) to cease business operations altogether. (See "DESCRIPTION OF THE SECURITIES"; "DESCRIPTION OF THE BUSINESS"; "DETERMINATION OF THE OFFERING PRICE" and "MANAGEMENT".)

  P.  Termination of Common Ownership.  Because of the commonality of ownership
      -------------------------------
of the Company and MCMI, there is no written contract or agreement between the companies obligating MCMI to sell or offer to sell all of its Contracts to the Company, or obligating the Company to buy same, for the reasons specified in Paragraph O above. In addition, since MCMI is currently obligated to replace defaulted Contracts under its previous offering under Rule 504 of Regulation D, MCMI may be required from time to time to maintain a reserve of Contracts for such purposes until the prior investors are paid in full. The risks to Investors upon termination of the common ownership of the companies and for the lack of a contractual obligation on the part of MCMI to sell the Contracts solely to the Company are the same as set forth in Paragraph O above. (See "DESCRIPTION OF THE BUSINESS" and "MANAGEMENT.")

  Q.  Prepayment and Unsecured Status of Notes.  The Notes issued pursuant to
      ----------------------------------------
this offering are unsecured and subject to being prepaid, in whole or in part, at any time without penalty. The Notes will not be subordinated to any other debt of the Company. (See "DESCRIPTION OF THE SECURITIES" and the form Indenture appended hereto as Appendix "C".)


  R.  Minimum Sale Requirements.  The Company will have to sell a minimum of 5
      -------------------------
Notes at an average of $10,000.00 each to satisfy the closing costs incurred in conjunction with this offering which costs are set forth in items (a) through
(c) and (e) in the section captioned "Use Of Proceeds" and before it will have excess funds available to fund its working capital account, assuming a minimum of 3 Contracts at $5,000.00 each are sold to cover the approximately $12,000.00 in closing costs allocated to that offering. In addition, the Company estimates it will need to sale $2.5 million in Contracts and/or Notes over the twelve month period following the Effective Date to continue its business operations. There can be no guarantee that the Company will be successful in raising these funds within the allocated time or that it will be able to continue operations on a profitable basis irrespective of the amount of funds raised during the Offering.

  S.  MCMI's Obligation to Replace Contracts.  Pursuant to MCMI's prior
      --------------------------------------
Regulation D offering under Rule 504, MCMI is also obligated to replace a defaulted Contract with a new one on similar terms as the Company's obligations to its Contract Investors. Notwithstanding MCMI's obligation, the Company's needs shall be given priority over MCMI's in the event both companies need a Contract for replacement purposes. MCMI does not operate under any time restraints for replacing its defaulted Contracts allowing the principals to prioritize the Company's obligations. The principals do not anticipate the occurrence of any such competing circumstances since both MCMI and the Company intend to maintain a pool of valid Contracts for replacement purposes and since MCMI will not be selling Contracts to Investors. Although Management anticipates little or no adverse effects on the supply of Contracts based upon the historical and projected operations of the two companies and the rate of default experienced by MCMI, there can be no assurance that the Company will be able to purchase a sufficient number of Contracts on a timely basis to avoid incurring liability pursuant to its Guarantee of a defaulted Contract and/or continue operations on a profitable basis.

III. Investment Risks
     ----------------

  A.  No Public Market. No public market exists for the Notes, and it is
      ----------------
unlikely that a ready market will exist at any time in the future. Accordingly, if an Investor wishes to transfer or sell his Notes, he may be unable to liquidate his investment promptly at a reasonable price due to market conditions and/or the general illiquidity of such an interest. The Company also reserves the right to prepay one or more of the Notes at any time without penalty.

  B.  Limitations on Liability of Officers and Directors. The bylaws of the
      --------------------------------------------------
Company provide that the officers and directors of the Company shall be indemnified to the extent allowed by law. Therefore, an Investor may have a more limited right of action against the officers and/or directors than he would have if there were no such limitations.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED WITH RESPECT TO AN OFFICER'S OR DIRECTOR'S ACTION, THE SECURITIES AND EXCHANGE COMMISSION HAS TAKEN THE POSITION THAT SUCH INDEMNIFICATION PROVISION IS AGAINST PUBLIC POLICY AND, THEREFORE, IS UNENFORCEABLE. (SEE "DISCLOSURE OF COMMISSIONS'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.")

  C.  No Independent Counsel to Investors. No independent counsel has been
      -----------------------------------
retained to represent the interests of the Investors. This Prospectus was drafted, in part, by counsel retained by or whose fees are paid, directly or indirectly by the Company. These documents have not been reviewed by any independent attorney on behalf of the Investors. Each Investor should, therefore, consult with his own counsel and accountants as to the terms and provisions of this Prospectus and all other documents relating thereto.

  D.  Subscription of Securities and Shelf Registration. The Company intends to
      -------------------------------------------------
offer the Notes over a period of two (2) years. Accordingly, the Company cannot predict with any degree of certainty how successful the offering will be or if the Notes will be fully subscribed. The Company anticipates that it will take approximately two (2) years to fully subscribe the Notes. Although the Company anticipates that a successful Offering will provide sufficient revenues to satisfy the Company's financial needs for at least six months following the consummation of the Offering, there can be no guarantee that the Company will be successful even if the Notes and

Contracts are fully subscribed and/or will be able to pursue additional financing as and when needed.

  E.  Change in Economic Conditions.  Since the offering will be conducted over
      -----------------------------
a two year period, the Company will be more susceptible to local and national economic changes. Although the Company believes the return options offered on its Contracts will remain attractive during the offering, there can be no guarantee that certain conditions or events will not occur during this period which will have a major impact on the Company's and/or MCMI's business operations. Such events may include a loss of a major employer in the market area of MCMI, especially if the job loss adversely impacts the Non-Prime Consumer, and a major shift in the interest rates. Although an increase in such rates would probably not impact the Non-Prime Consumer since he is accustomed to paying higher interest rates because of his credit history, it could have a deleterious effect on the marketability of the Contracts and/or Notes to Investors by reducing their return on borrowed funds used to purchase the Contracts and/or Notes or by rendering their investment return less competitive in light of current market rates.


                                USE OF PROCEEDS


  Currently, the Company has a minimal capitalization. A portion of the proceeds of this offering will be used to pay certain costs and expenses associated with this offering. The following table sets forth the proposed use of proceeds from the sale of the Notes. Although the Company has the option to sell up to $7,500,000.00 in Notes, the table assumes that only $6,000,000.00 in Notes are subscribed. Since the Notes are being offered to Investors contemporaneously with its Contracts, the costs associated with both offerings have been pro rated predicated upon the percentage each offering bears to the aggregate $7,500,000.00 offering limit, assuming $6,000,000.00 in Notes and $1,500,000.00 in Contracts are offered and fully subscribed. (See "PROSPECTUS SUMMARY"; and "DESCRIPTION OF THE SECURITIES.") The following figures represent the Company's best estimate as to the needs of the Company. Accordingly, such estimates are subject to change as circumstances dictate and should not be relied upon as a definitive account of the ultimate use of the funds. All proceeds of the offering will be held by the Company for the benefit of the Investors.


Proceeds from Offering:                          $6,000,000.00/1/
-----------------------                          ----------------

LESS:
-----

(a)  Registration Fee:                                2,069.00/2/
(b)  State Securities Filing Fees:                    5,200.00/3/
(c)  Non-Refundable Legal Fees, Printing and         32,000.00/4/
     Copying Costs; and Miscellaneous
     Closing Costs Attributable to the
     offering:
(d)  Compensation of Selling Agents:                300,000.00/5/
(e)  Accounting Fees:                                 6,000.00/6/
(f)  Working Capital and Reserve:                 5,654,731.00/7/

     Total Application of Proceeds:              $6,000,000.00/8/
     --------------------------------            ----------------

Notes to Use of Proceeds:
------------------------


1. Based on an offering of Notes in the amount of $6,000,000.00 being fully subscribed. The Company has the right to sell up to $7,500,000.00 in Notes but currently does not anticipate selling more than $6,000,000.00 during the offering period. The Company may also sell less than $6,000,000.00. This offering is being made in conjunction with the offering of the Company's Contracts. However, the total aggregate amount of Notes and Contracts that may be sold is $7,500,000.00. The Company anticipates this offering will continue for a period of two (2) years. However, all fees and costs listed herein are to be paid whether this offering is successful. (See "DESCRIPTION OF THE SECURITIES.")


2. Based on 1/29 of 1% of the $6,000,000.00 aggregate offering price of the Notes. Total registration fee for both Notes and Contracts will be approximately $2,587.00. If the offering of the Contracts is unsuccessful, the Company will pay the full registration fee from this offering. Such fee is payable before the Effective Date of this Offering.


3. Represents 80% ($6,000,000.00 Notes offering/$7,500,000.00 aggregate offering amount) of $6,500.00, the estimated cost of registering the Notes and Contracts in the applicable states. This figure is subject to change depending upon the amount of securities offered per state; the registration fee of each applicable state; and the final number of states in which the securities are registered. Such fee is payable on or before the Effective Date of this Prospectus.

4. Represents 80% (calculated as above) of $40,000.00, the estimated costs to be incurred in connection with the offering including: (i) legal fees; (ii) recording, printing, and travel expenses, and any other organizational or closing costs and fees; and (iii) reimbursement of certain out-of-pocket expenses for filing and other fees incurred in complying with federal and state securities laws. All such fees and costs are non-refundable and shall be paid on or before the Effective Date of this Prospectus. A substantial portion of these expenses have been prepaid. Any excess funds remaining after the payment of the foregoing expenses will be added to the working capital account.

5. Represents the aggregate amount of compensation to be paid to selling agents of the Company based on a 5% commission scale. Assumes the Notes are fully subscribed solely upon the efforts of the Company's agents. The Company reserves the right to sell some or all of the Notes through its own efforts without compensation. Any funds not used for commissions will be added to the working capital account.

6. Represents 80% (calculated as above) of $7,500.00, the estimated cost of accounting fees to be incurred with respect to the Offering of the Notes and Contracts. A substantial portion of these expenses have been prepaid. The balance of such fees will be paid on or before the Effective Date of this Prospectus.


7. Represents the balance of the offering proceeds to be used for working capital and reserves. The Company projects that 90% ($5,089.258.00) of such funds will be used for the purchase of additional Contracts generated by MCMI. The remaining 10% ($565,473.00) of these funds will be used: (i) to service the Company's debt obligations under its Notes; (ii) to satisfy the Company's operating expenses; and (iii) to fund its reserve account for capital improvements and similar needs.


8. Pursuant to the costs set forth in items (a) through (c) and (e) above, the Company will have to sell a minimum of five (5) Notes at $10,000.00 each to satisfy these obligations and before it will have excess funds available to fund its working capital account assuming a minimum of 3 Contracts at an average of $5,000.00 each are sold to cover the approximately $12,000.00 in closing costs allocated to that offering. Since there is no existing or formal agreement with a broker or dealer and since there is no fee or commission obligation in effect, the costs do not include item (d) above regarding commission fees. The Company intends to utilize its working capital account to purchase additional Contracts from MCMI and to satisfy its normal operating expenses, including, without limitation, taxes, rent, utilities, salaries and general overhead expenses. Whether the Company is successful in fully subscribing the Notes, it also intends to utilize the proceeds from the sale of its Contracts for such purposes. The Company estimates it will need to sell $2.5 million in Notes and/or Contracts over the next twelve (12) months following the Effective Date to continue its business operations. Because of the nature of MCMI's business, Contracts will be generated over a period of time. Accordingly, such Contracts can not be purchased from MCMI and resold to investors until they are generated. The Company's business is predicated upon the continuous flow of Contracts from MCMI. See the section captioned "RISK FACTORS" for a more detailed explanation of the risks involved with an investment in the Company. It should be noted that the Company intends to sell a substantial portion of its Notes over a period of time to correlate with the generation of Contracts by MCMI. (See "DESCRIPTION OF THE BUSINESS.")

                             SUMMARY OF FINANCIALS


  The selected financial data presented below for the periods ended December 31, 1993, 1994 have been derived from the unaudited financial statements of the Company and MCMI. The financial data for the year ended December 31, 1996 and 1995 have been derived from the audited financial statements of the Company and the notes thereto. The financial statements of MCMI as of December 31, 1995 and for the year then ended were audited. The financial statements of MCMI as of December 31, 1996 were unaudited. The unaudited financial statements reflect all adjustments of a normal recurring nature which management considers necessary for a fair presentation of the financial position and the results of operations for these periods. The data set forth below should be read in conjunction with the section captioned "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the "FINANCIAL STATEMENTS," notes thereto and other financial and statistical information appearing elsewhere in this Prospectus.



                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     Years Ended December 31,
                          1993         1994          1995          1996
STATEMENT OF
 INCOME DATA
---------------------
Net Sales              $ 120,392      559,637      1,135,664     1,994,475
Cost of Sales             92,265      456,841        713,182     1,324,202
                       ----------    ---------    -----------   ----------

Gross Profit              28,127      102,796        422,482       670,273
Operating Expenses        48,695      110,724        167,497       304,498
                       ----------    ---------    -----------   ----------

Operating Income         (20,568)      (7,928)       254,985       365,775
Other Expense, Net         2,394       13,775         31,328        20,688
                       ----------    ---------    -----------   ----------

Net Income (Loss)        (22,962)     (21,703)       223,657       345,087
                       ==========    =========    ===========   ==========

STATISTICAL
 DATA
---------------------
Gross Profit               23.36%       18.37%         37.20%        33.61%
                                                                     -----
 Margin
Operating Margin          -17.08%       -1.42%         22.45%        18.34%
                                                                     -----
BALANCE SHEET
 DATA
---------------------
Working Capital           55,080       92,539        277,465       522,915
                                                                   -------
Total Assets              61,645      134,213        393,252       666,983
                                                                   -------
Long-Term Debt
 and Capital Leases       81,224      143,260        167,708       188,263
                                                                   -------
Stockholders'           ($20,862)    ($41,411)    $  143,716      $355,759
                                                                   -------
 Equity



  This financial information is prepared on a proforma basis as if the two companies, Genesis Financial Group, Inc. and Mr. Car Man, Inc., were combined during the periods presented. The companies were S Corporations during the periods presented, therefore no provision for income taxes is reported. Effective January 1, 1997, the S Corporation status of Genesis Financial Group, Inc. was terminated, and the Company became subject to corporate income taxes.


                             INVESTMENT HIGHLIGHTS


  The Company has projected revenues to be approximately $1.2 million by year two. Net income for that year is projected at $116,400.00. (The complete set of projections is included in the section captioned "Financial Statements.")
The growth of the Company will be financed by the placement of Notes payable up to $6 million by the end of year two, although the Company may sell up to $7.5 million in Notes pursuant to the offering. These Notes bear interest at 18% for forty-two months.

  The proceeds of these Notes will be used to acquire Contracts from its Affiliate, MCMI, of up to $7.5 million by the end of year two. The Company will recognize income as interest income is earned, and other fees as collected.

  The projections include a provision for bad debt expense to maintain an average reserve equal to ten percent (10%) of outstanding accounts receivable. These calculations are based on the assumptions that there is a (i) 25% default rate on all Contracts purchased from MCMI, (ii) as well as a 5% casualty rate. It should be noted that in a majority of cases casualty claims will be fully covered by insurance.


  During the first full year of operations, Management plans to establish a separate office and expand its staff to handle the increased volume. To support the growth of the Company, Management must also work to expand the operations of MCMI. The proceeds from the sale of the Notes will be used to purchase Contracts from MCMI on an ongoing basis. To generate the volume of sales necessary, MCMI will manage an aggressive marketing campaign to attract the buyers to the lots. Management is planning to open one new car lot in each of years one and two which will require an additional investment of approximately $100,000 per lot for inventory, and $25,000 per lot for furniture and fixtures. MCMI intends to fund its growth and expansion plans through cash flow generated during normal business operations; revenues received from the sale of its Contracts to the Company; and/or funds obtained from traditional funding sources, such as financial institutions.

  As MCMI expands, other expenses will increase accordingly. The projections included in the section captioned "Financial Statements" reflect Management's estimate of other operating expenses for years one and two.


                        DETERMINATION OF OFFERING PRICE

  The offering price for the Notes is predicated upon the face value of the respective Notes. (See "DESCRIPTION OF THE SECURITIES.")

                                 CAPITALIZATION


The following table sets forth the capitalization of the Company at December 31, 1996, on an actual basis.


                              December 31,
                              1996 Actual/(1)/
                              ----------------
Short-term debt                       -0-
Long-term debt                     11,600

Stockholders' equity:

  Common Stock, no par              2,000
   value (100 shares
   authorized; 20 shares
   outstanding
  Retained Earnings               (13,457)
                                   ------
  Total Stockholders' Equity      (11,457)
                                   ------

_____________________
(1) Please see the "Financial Statements" set forth in this Prospectus.


                      DISCLOSURE OF COMMISSION'S POSITION
               ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES


  Section 13.1-697 and 13.1-702 of the Code of Virginia, as amended, permit any Virginia Corporation to indemnify its directors and officers against liability incurred in a proceeding if he conducted himself in good faith and believed (a) in the case of conduct in his official capacity with the Corporation that his conduct was in its best interests and (b) in all other cases that his conduct was at least not opposed to its best interests. In the case of a criminal proceeding, a Corporation may indemnify a director made party to such proceeding if he had no reasonable cause to believe his conduct was unlawful. A Corporation may not indemnify a director under those Sections in connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under those Sections in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding. Unless limited by its Articles of Incorporation, the Corporation is required to provide mandatory indemnification to an officer or director who entirely prevails in the defense of any proceeding to which he was a party because he is or was an officer or director of the Corporation against reasonable expenses incurred by him in connection with the proceeding. Also, unless limited by the Corporation's Articles of Incorporation, an officer or director of the Corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or seek indemnification in another court of competent jurisdiction. The court may order indemnification if it determines the officer or director is entitled to mandatory indemnification as described above, in which case the court shall also order the Corporation to pay the officers, or directors' reasonable expenses incurred in obtaining court-ordered indemnification, or, with respect to a proceeding by or in the right of the Corporation, the officer or director is found by the court to be fairly and reasonably entitled to indemnification in view of all the relevant circumstances even though he was adjudged liable, but any indemnifications shall be limited to reasonable expenses incurred. The Corporation is given the power to make further indemnity to any officers or directors that may be authorized by the Articles of Incorporation or any Bylaw made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against gross negligence or willful misconduct.

  The Articles of Incorporation of Genesis Financial Group, Inc. provides that the directors and officers of the Company may be indemnified in the manner, against the matters, and to the full extent provided by the Code of Virginia. The Company may purchase directors and officers insurance for such purposes.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities And Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. (See "RISK FACTORS - Limitations On Liability Of Officers And Directors.")

                         DESCRIPTION OF THE SECURITIES


  A.  Notes.  The Company intends to offer to Investors over a two (2) year
      -----
period not less than $6,000,000.00 in promissory notes ("Notes") at a fixed rate of interest of 18% per annum amortized over a three and one-half (3 1/2) year period. The Company has the right to sell up to $7,500,000.00 in Notes under the rules and regulations of the Commission pursuant to an SB-1 offering. Contemporaneously with this offering, the Company intends to offer up to $1,500,000.00 in Contracts to investors. In no event may the Company sell more than $7,500,000.00 in Notes and Contracts in the aggregate pursuant to this SB-1 offering. The Notes will be payable on a monthly basis with the first installment of principal and interest due and payable on the first day of the second calendar month following the date of the Note if the Note is issued on any day other than the first day of a month. If the Note is issued on the first day of a month, the first installment of principal and interest will be due on the first day of the following month. Except for the first monthly installment which may have additional accrued interest depending upon the issue date of the Note, principal and interest shall be payable in forty-one (41) equal monthly installments. The remaining principal balance of each Note together with all accrued interest shall be due and payable on the forty-second (42nd) installment. The Notes will be unsecured and may be prepaid, in whole or in part, at any time without penalty.


  B.  Solicitations and Commissions.  Solicitations and sales of the Notes will
      -----------------------------
be made by the principals and/or agents of the Company. The Company anticipates paying commissions associated with this offering on agents' sales only. The principals of the Company will not receive any commissions or other remuneration on the sale of Notes. Total estimated commissions would be $300,000.00 assuming a 5% commission, a fully subscribed offering, and agent solicitation only. Currently, the Company has no written or verbal agreement or understanding with any brokerage firm or sales agent. The Company may retain such services during this offering and will use its best efforts in negotiating a 5% commission rate. In the absence of such brokers-dealers, the two principals of the Company, Jeffrey W. Akers and Franklin W. Blankemeyer, Jr., will conduct such activities on behalf of the Company in reliance upon Rule 3 a 4-1 promulgated under the Exchange Act. The Company will issue a Note directly to an Investor upon receipt of a validly executed Subscription Letter, a copy of which form is appended hereto in Appendix "B", collected funds in the face amount of the Note, and any other document required by the Company for an investment hereunder. A form Note is appended hereto in Appendix "A".


                          DESCRIPTION OF THE BUSINESS

  A.  Genesis Financial Group, Inc.
      -----------------------------


  The Company was incorporated on June 15, 1993, under the laws of the Commonwealth of Virginia as an S Corporation under the Internal Revenue Code ("Code"). Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation under the Code. The Company was formed specifically to provide a ready funding source for Mr. Car Man, Inc. ("MCMI"), a used car dealership and an Affiliate of the Company. The Company is 100% owned by Jeffrey W. Akers and Franklin W. Blankemeyer, Jr. The principals in the Company are the same as in MCMI. The Company has a minimal operating history to date but anticipates capitalizing on a significant business opportunity by actively participating as the financial arm of MCMI's business. As previously discussed, the Company will purchase at a discount some or all of the Contracts generated by MCMI from time to time upon the sale of its Automobiles. The purchase price of a Contract purchased by the Company will usually be the face value of the Contracts discounted between 25% and 50%. The Company intends to package the Contracts and offer them to investors on an ongoing basis to generate revenues for business operations, including the purchase of additional Contracts from MCMI.


  In conjunction with the underlying offering of Notes, the Company will also register up to $7,500,000.00 in Contracts for sale to investors. However, the Company cannot sell more than $7,500,000.00 in Notes and Contracts in the aggregate pursuant to its SB-1 offering. MCMI's targeted market will primarily consist of those individuals who are unable to obtain financing through traditional sources because of poor credit or other salient risks, including, without limitation, divorce, medical emergencies, and job loss ("Non-Prime Consumers"). Such customers are generally deemed to be in a "high risk" classification by most conventional lenders giving them little opportunity to reestablish their credit status and to redeem themselves in the consumer market place. The Company will follow strict guidelines before approving any such financing, including, without limitation, reviewing credit reports and verifying employment and residence status. In addition, the Company must be reasonably assured that the customer has the ability to pay without adversely impacting the customer's standard of living. The Company retains the right to review and revise its credit terms as and when it deems necessary or appropriate under the circumstances. Although strict adherence to these guidelines will not prevent non-performance of every Contract, the Company reasonably believes that it will reduce the exposure of the Company to customer defaults. (See "RISK FACTORS"; "INVESTMENT HIGHLIGHTS"; and the "FINANCIAL STATEMENTS" in this Prospectus.)

  MCMI will assign and transfer to the Company all Contracts purchased by the Company and the motor vehicle titles to the Automobiles covered by such Contracts. The Company intends to use the bulk of the funds received from the sale of the Notes to Investors to purchase additional Contracts. MCMI will use the funds it receives from the sale of its Contracts to Company to finance its business operations including, without limitation, the replenishment of its inventory. The Company anticipates a steady stream of Contracts since the targeted customer base for MCMI will be comprised of individuals who are unable to obtain financing through traditional or other sources. (See "USE OF PROCEEDS" and "INVESTMENT HIGHLIGHTS.")

  The Company will service all Contracts for the benefit of investors just as if the Company had retained its interest in the Contracts. Accordingly, the Company will collect all payments due from the underlying customers, and fulfill any and all obligations originally imposed upon and enforce all rights originally granted to MCMI thereunder, including, without limitation, the commencement of collection and/or repossession actions in the event a customer defaults. A majority of repossessed cars will be auctioned or resold by the Company.

  Although the Company will provide a funding source for MCMI's business operations, it is not subject to any lending or consumer credit licensing requirements under the laws of the Commonwealth of Virginia since it is an Affiliate of MCMI and purchases the consumer Notes at a discount.


  Pursuant to the closing costs set forth in items (a) through (c) and (e) in the section captioned "Use Of Proceeds," the Company will have to sell a minimum of 5 Notes at an average of $10,000.00 each to satisfy these obligations at closing. In addition, the Company will have to sell a minimum of 3 Contracts at $5,000.00 each to satisfy the closing costs associated with that offering before the Company will have excess funds to fund its working capital account. The Company estimates that it will need to sell $2.5 million in Contracts and/or

Notes over the twelve month period following the Effective Date to commence its business operations. (See "RISK FACTORS - Minimum Sale Requirements.")

  Upon the consummation of the Offering, Management believes the Company will have sufficient revenues to meet its future operating needs for the next six months. Accordingly, after the Offering is closed the Company may have to seek additional capital or financing from time to time in the future.

  The Company will be contractually obligated under that certain Guarantee And Replacement Agreement to replace defaulted Contracts with new ones as soon as reasonably practicable. The Company anticipates accomplishing this task either by maintaining a limited reserve of viable Contracts and/or through the purchase of new Contracts from MCMI. The Company intends to purchase as many Contracts from MCMI as funds allow. However, there is no written contractual agreement obligating MCMI to sell its Contracts to Company. Management believes this is unnecessary since both companies are owned by the same principals and since MCMI will be dependent upon the Company to finance its business operations. No Contract will be originated by MCMI or purchased by Company unless the underlying customer satisfies the companies' credit requirements discussed herein. MCMI will retain some of its Contracts to satisfy its obligations to replace defaulted Contracts under its previous private placement under Rule 504 of Regulation D of the Securities Act. Except for this obligation, Management anticipates MCMI will offer for sale to Company all of its Contracts as they arise. (See "RISK FACTORS.") The Company does not use any type or form of selection process in determining which Contracts it will purchase once they arise; subject, however, to the availability of cash or other resources for such purposes.

  In addition to the funds raised from the sale of the Notes hereunder, the Company intends to use the bulk of the proceeds received from the sale of its Contracts to fund the purchase of additional Contracts from MCMI. The Company will generate revenues from the purchase of the Contracts in two ways. The Company may retain one or more of such Contracts as they are purchased. By retaining the Contract and with interest on a Note at 18%, the Company retains the spread on each monthly payment equal to the difference between the principal and interest installments made by the customer under the Contract and the principal and interest installments paid by the Company under the Note. By selling the Contract to an investor, the Company makes its profit up front represented by the difference between the purchase price of the Contract paid by the investor and the discounted purchase price paid by the Company for the same Contract.

  The Company will undertake to repossess an Automobile in the event a customer defaults. All such repossessed Automobiles will be sold at auction or, to the extent allowed by law, resold by the Company. The opportunity to resell such Automobiles is also dependant upon the condition of the vehicle upon repossession. There can be no guarantee that all repossessed Automobiles will be in the same or similar condition as of the time of original sale.

  B.  Mr. Car Man, Inc.
      -----------------

  Mr. Car Man, Inc. ("MCMI") is a Virginia corporation duly organized on June 15, 1993, as an S Corporation under the Code. MCMI began business on August 2, 1993, at which time it sold its first used vehicle. Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers own all the issued and outstanding stock of MCMI and each play an integral part in the business operations of both companies. MCMI presently has two locations in the City of Roanoke, Virginia.

  MCMI has established its reputation through fresh marketing ideas, a strong emphasis on customer service and a sound financial base. MCMI strives to focus on its customers and their needs. In addition, MCMI believes it has implemented the best service program for its customers. Currently, MCMI offers all customers a service agreement based on dealer's cost. Such a program covers the actual cost of all parts needed with labor under warranty currently charged at $22.50 per hour. This service agreement continues as long as the Contract is outstanding.

  Prior to this Offering, MCMI successfully concluded a limited private placement offering under Rule 504 of Regulation D of the Securities Act of 1933. Through this offering, MCMI raised funds in excess of $950,000.00. MCMI targets the higher risk, Non-Prime Consumer, since there is a tremendous market for this type consumer. MCMI anticipates that the majority of the Contracts it generates will be sold at a discount to the Company through which it will obtain the financing it needs to replenish its inventory and meet its other operating capital needs. MCMI will retain some Contracts from time to time to fulfill its obligations to its previous investors under the 504 offering with respect to defaulted Contracts. There is no written agreement between MCMI and the Company obligating MCMI to sell its Contracts exclusively to the Company. However, because of the commonality of ownership of the two companies, the success of the companies' business operations will depend upon such an arrangement. Accordingly, Management has no intention to deviate from this course of action.

  MCMI's future goals include the development of a new showroom concept to augment its customer base and additional expansion. MCMI intends to install video monitors which will play segments of movies and comedy routines poking fun at the used car industry. Inter-mixed between these segments will be songs and other musical themes about cars in general which will be played through a computerized sound system. MCMI intends to package this media presentation in displays incorporating parts of cars. This concept will provide a more captivating and entertaining experience for the consumer. MCMI intends to implement this new showroom concept at its second location at 4206 Williamson Road. MCMI's goal is to open a new lot at a rate of one per year for the next three years. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.")

  MCMI has implemented strict credit guidelines for its potential customers. MCMI does not utilize loan-to-value ratios in determining credit worthiness. Instead, it scrutinizes a customer's job retention, residence history, debt service requirements, income potential and other similar factors. Because MCMI targets the Non-Prime Consumer, standard loan-to-value ratios are not emphasized.

                                  COMPETITION

  Since the Company intends to purchase all of its Contracts from its Affiliate, MCMI, the Company has no direct competition for such Contracts. However, if MCMI experiences a downturn in its business, becomes insolvent, or goes out of business, or if the common ownership of the Company and MCMI should change for whatever reason, the Company may be forced to pursue other dealerships and/or consumer related businesses to continue its business operations. In such event the Company could encounter significant competition in its market area which competition could have an adverse impact on its financial viability and business operations. (See "RISK FACTORS - Company's Competition and Affiliation.")

  Management estimates that MCMI has 5 major direct competitors in the Non-Prime Market in its existing market area in Southwest Virginia which includes Roanoke City, Salem City, Roanoke County, Botetourt County, Montgomery County and the Town of Vinton. In addition, there are numerous new and used car dealers in the market area in general. Because of the difficulties in ascertaining the sales volume of its competitors, Management is not able to determine its percentage share of the used car market at this time.

  The Non-Prime Market is very fragmented and highly competitive. Despite significant opportunities, many financial entities, such as banks, savings and loans, credit unions, captive finance companies, and leasing companies, do not consistently provide financing to this market. These organizations, which have consistently serviced the automobile finance business, have migrated toward higher credit quality consumers. The entities which do provide consistent financing for Non-Prime Consumers can be broken into two primary categories:
(i) publicly traded specialty automobile finance companies; and (ii) dealers who provide financing programs directly to the consumer. The remainder is comprised of smaller finance organizations that solicit business when their capital resources permit.

  Due to the fact that specialty finance companies must compete with one another for each car dealer's business, the Company believes it has a significant advantage because MCMI will sell its Contracts exclusively to the Company. The dealer who finances his own vehicles and does not sell off his contracts finds himself at a disadvantage due to the substantial amount of capital that the car/finance business requires. These dealers typically do not have large resources of capital and typically sell their vehicles AS/IS without offering any kind of extended service warranty.

  Because of its affiliation with the Company, MCMI anticipates having sufficient capital to implement fresh marketing ideas, provide for a clean atmosphere and retain friendly sales associates which, in turn, will separate it from its competitors. MCMI's dedication to the customer, its exclusive bumper to bumper warranty (which is a dealer cost warranty and lasts for the entire term of the Contract) and its five day money back guarantee will help MCMI, and therefore the Company, to prosper in this large and growing segment of the industry. (See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "DESCRIPTION OF THE BUSINESS.")


                                   EMPLOYEES

  Currently, the Company and MCMI have eight (8) employees in addition to the two (2) principals who are full-time employees. There are no employment agreements or other similar arrangements with the employees. None of the employees are currently covered by collective bargaining agreements. Management for both corporations believes that its employee relations are satisfactory. (See "MANAGEMENT.")

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



I.  Genesis Financial Group, Inc.
    -----------------------------

    A.  Operating History.  The Company has a minimal operating history to date.
        -----------------
Although the Company and MCMI were incorporated at the same time, the principals of the Company realized that they had to concentrate exclusively on building MCMI's business in the initial years to generate the customer base and sales volume needed to support the financing arm of their used car business. The principals have successfully completed this part of their business plan and now seek to expand their business to incorporate the credit side of the used car industry. By providing customers with well-maintained used cars and favorable credit terms not readily available elsewhere, Management believes the Company and MCMI will become firmly entrenched in its market area. Through the Offering, the Company should become sufficiently capitalized to maintain its market niche.

    B.  Liquidity and Capital Resources.  Although the Company currently has no
        -------------------------------
lines of credit and the availability of credit in the foreseeable future is uncertain, Management believes that the Company will be able to meet its future obligations after the Offering through internally generated funds, primarily the collection of payments due and owing under the Contracts, and/or externally generated funds, primarily the continued placement of its Contracts. However, there is no assurance that such collections will be sufficient to: (i) cover all future obligations of the Company; (ii) purchase Contracts as they arise; and/or
(iii) meet the operating needs of MCMI. Under such circumstances, the Company may have to seek additional sources of financing and/or credit which it may not be able to obtain or which may be available only on unfavorable terms.

    The Company will generate revenues from the purchase of Contracts in two ways. The Company may retain one or more of such Contracts as they are purchased. By retaining the Contract and with interest on a Note at 18%, the Company retains the spread on each monthly payment equal to the difference between the principal and interest installments made by the customer under the Contract and the principal and interest installments paid by the Company under the Note. By selling the Contract to an investor, the Company makes its profit up front represented by the difference between the purchase price of the Contract paid by the investor and the discounted purchase price paid by the Company for the same Contract.

    C.  Purchase of Contracts from MCMI.  The Company was formed to be the
        -------------------------------
financing arm for the principals' used car business conducted by MCMI. Although the two companies are owned by the same principals and will rely significantly on the successful operations of each other, the companies will operate as separate and distinct entities. MCMI has been successfully operating on its own since its inception. The Company intends to utilize the funds raised from the sale of the Contracts and Notes to purchase additional Contracts from MCMI as they become available. The Company will purchase such Contracts at a discount of the original face value. (See "DESCRIPTION OF THE SECURITIES.")

    D.  Source of Revenues.  As aforementioned, the Company anticipates
        ------------------
generating the revenues it will need to satisfy its operational needs, including, the payment of normal operating costs, such as utilities, rent, payroll, bad debt, repossession costs, debt services, etc., with its working capital reserves which will be funded primarily through the sale of its Contracts and Notes and through the excess funds generated from customer payments under the Contracts.

(See "DESCRIPTION OF THE BUSINESS" and "DESCRIPTION OF THE SECURITIES.") Investment and similar income will also be available for such purposes. The Company intends to sell the Notes as Contracts arise from MCMI's business operations. Accordingly, as a general rule, the Company will not incur the debt under the Notes until such time as Contracts become available. MCMI has been successful in selling its Contracts to investors in the past. The Company intends to target this existing group of investors for its Contracts as well.

    E.  Factors Affecting Operations.  Currently, the Company will rely
        ----------------------------
exclusively on MCMI to generate the Contracts. If MCMI's volume of business should become stagnant or decrease, or if it should become insolvent, the Company would have to find other sources for such Contracts to continue its business operations. See the section captioned "RISK FACTORS" for a more detailed discussion of the various risks involved regarding the affiliation of MCMI and the Company and the proposed business operations of both entities. In addition, a significant change in the local economy, such as a loss of a major employer, could also adversely impact the Company's business operations if the jobs lost have an inordinate impact on the Non-Prime Consumer workforce. In addition, an increase in interest rates could also impact the Company's viability. However, the Company would not anticipate a significant impact to MCMI's business since the bulk of the Contracts represent the Non-Prime Consumer who, because of his status, is accustomed to paying higher interest rates. Such changes could affect the marketability of the Contracts and/or Notes to Investors by reducing their return on borrowed funds used to purchase the Contracts and/or Notes or by rendering their investment return less competitive in light of current market rates. (See "RISK FACTORS.")


    F.  Projections.   Management is optimistic about the business opportunities
        -----------
available to the Company and MCMI in the Non-Prime Market. Based upon the growth of MCMI since its inception and the forecasts for future growth and expansion described below, Management believes the Company will experience continuous growth as the number of Contracts generated by MCMI increases. The projections for growth of MCMI are based on historic amounts and plans for the next two years. For the year ended December 31, 1996, MCMI sold 317 Automobiles at an average price of $5,630 per vehicle from their primary car lot, which opened in October, 1995, and a second smaller lot. Total number of sales in 1994 and 1995 were 114 and 192, respectively. Based on the 1996 average price of a car sale, MCMI projects sales of approximately 310 vehicles for 1997 and 620 for 1998. To accomplish this sales volume, MCMI plans an aggressive marketing campaign to reach its target market. Projections include advertising expense at approximately 2.8 percent of sales volume, where industry averages are less than one-half of that percentage. MCMI has experienced an average growth rate over 200 percent since its first year in business. Management anticipates this growth rate to continue through the first year of its Offering of Notes and Contracts. In the first year of the Offering, MCMI plans to open its third car lot to provide the additional inventory and sales staff to handle the increased volume. Later in the second year, a fourth car lot will be opened.
Accordingly, the Company's growth and profitability are inextricably interrelated with MCMI's. See the sections captioned "INVESTMENT HIGHLIGHTS" and "DESCRIPTION OF THE BUSINESS" for a more detailed description of the business operations of the Company and MCMI.

II. Mr. Car Man, Inc.
    ----------------


    A.  Operating History-Overview.  MCMI has grown rapidly since its inception
        --------------------------
in mid-1993, increasing its revenues from $120,392 for the six months ended December 31, 1993 to $1,125,664 for the year ended December 31, 1995 to $1,994,475 for the year ended December 31, 1996. MCMI has averaged gross profit of 29.7% and net profit of 11.1%. The operations of MCMI have evolved from the basic premise of selling and leasing Automobiles to the financing of the purchase price and the successful completion of a limited private placement offering of its Contracts.


  The growth of MCMI has been realized through aggressive advertising campaigns targeted at its potential customer base. Automobiles sold in the year ended December 31,1995 totaled 192 and has climbed to 317 through the fourth quarter, 1996. To maintain the growth in volume, MCMI expanded its employee base from the two founding stockholders to include sales positions, mechanics and administrative staff. In 1995, MCMI opened it second car lot which also houses its administrative offices. MCMI financed its growth initially through funds borrowed from individuals. With the successful limited private placement offering of its Contracts, funds in excess of $950,000.00 were raised. The future expansion of MCMI to one additional car lot per year for the next three years will be financed from the growth of MCMI's Contracts volume the bulk of which Contracts will be acquired by the Company with funds generated through the SB-1 offering of its Notes and Contracts in the aggregate amount of $7,500,000.00.


    B.  Analysis of Financials for the Year Ended December 31, 1996.
        -----------------------------------------------------------


        (i) Liquidity and Capital Resources.  For the year ended December 31,
            -------------------------------
            1996, working capital increased by $245,450. Cash flow from operations was primarily affected by a net profit of $347,599, less an increase in accounts receivable and inventory of $231,952. Cash provided by operations of $135,868 was used generally to fund distributions to shareholders and reduce balances of outstanding liabilities. MCMI also received proceeds from new loans of $58,048 during 1996, when combined with operations generated an increase in cash of $40,633.


               MCMI's quick ratio increased from .64 to 1 in 1995 to .90 to 1 in
            1996. The increase in the ratio is attributable to the increase in cash as a result of the 75% increase in volume in the most recent year. Historically, MCMI's growth rate has been financed in part by loans from related parties and other third party individuals. Funds were also received from the placement of installment contracts in a successful limited private placement offering.


       (ii) Results of Operations.
            ---------------------


            (a) Resources and Net Income. MCMI's revenues for 1996 increased 75%
                ------------------------
                over what was reported in 1995. The increase is attributable to a full year's operation of a larger second car lot that was established in October, 1995. The new lot accommodates more than double the number of Automobiles handled at the original lot. Also, additional sales persons were added during 1996 to generate increased sales volume. The average price per car sold in 1996 was relatively consistent with that in previous years, so the increase is due to the number of Automobiles that were sold.


            (b) Income from Operations. As a percentage of revenues, income from
                ----------------------
                operations was 15% for the year ended December 31, 1996, which is comparable to that in 1995. As MCMI has grown, expenses remained relatively consistent between 1995 and 1996 when analyzed as a percentage of revenue. Advertising expense increased only 13.7% in 1996, due to the effectiveness of the marketing efforts in place.

  C.  Analysis of Financials for the Three and One-Half Years Ended December 31,
      --------------------------------------------------------------------------
      1996.
      ----

      (i) Liquidity and Capital Resources. MCMI began operations in June 1993, financing its start up with funds borrowed from individuals who were generally related parties. Cash was used for operations in 1993 and 1994. In 1995, cash flow provided by operations was primarily affected by a net profit of $223,743, less an increase in accounts receivable and inventory of $195,470. Cash provided by operations of $46,664 was used generally to fund distributions to shareholders and acquire property and equipment. MCMI also received proceeds from new loans of $78,315 during 1995, when combined with operations generated an increase in cash of $40,456.

                  Stockholders' equity has increased from a deficit of ($12,189)
               in 1993 to a balance of $367,216 in 1996. This growth has occurred primarily from the increased volume of sales of Automobiles during the existence of MCMI.

      (ii)     Results of Operations.
               ---------------------

               (a) Revenues and Net Income. Since inception in 1993, MCMI's
                   -----------------------
                   revenues have experienced an average growth rate of 181%. As a percentage of revenues, net income has grown from a loss of (10.1%) in 1993 to its current level in 1996 of 17.4%. Net income for 1996 was $347,599, a fifty-five percent increase from 1994.

                      Revenues for the year ended December 31, 1995 increased
                   102.9% over 1994, and revenues in 1994 increased 364.8% over the short period of operations in 1993. The overall increase in revenues and net income is due to the increased number of Automobiles sold.

               (b) Income from Operations. As a percentage of revenues, income
                   ----------------------
                   from operations was 14.7%, 19.8% and 31.5% in 1995, 1994 and 1993, respectively. From the date of incorporation through 1995, expenses have not remained consistent as a percentage of revenues because MCMI was not a mature business and was establishing itself in the marketplace. In 1996, its operations settled and remained relatively consistent with 1995.


  D.  Prospective Information.  A key element of MCMI's business plan is
      -----------------------
solidifying its source for capital funding to maintain and satisfy its increasing demand for inventory. As MCMI expands with additional lots, the demand for additional inventory will also increase. Coupled with the historical growth in sales volume, MCMI's need for capital will become of paramount importance. The principals foresaw this need which precipitated the formation of the Company and the Offering. With the affiliated status of both entities, MCMI will have an exclusive source in the Company for marketing its Contracts. Having a ready buyer for its Contracts will allow MCMI to replenish its inventory on an ongoing basis and continue business operations. Through the Offering, the Company will have the funds to purchase the Contracts as they are generated by MCMI. (See "DESCRIPTION OF THE BUSINESS.")

      Management believes MCMI has established a strong reputation in its market area for providing good service and dependable Automobiles. In targeting the Non-Prime Consumer,

Management expects MCMI to increase its market share because of the lack of dealers and finance companies competing for this consumer class. (See "COMPETITION.")

      Management anticipates achieving its principal goal of enhanced sales volume through a number of initiatives. First, MCMI plans on implementing an aggressive marketing campaign targeting the Non-Prime Market. Second, Management intends to expand its business and market exposure by opening one new car lot each year for the next two years. Additional inventory and sales staff will be added to meet the increasing demand for Automobiles and to handle the increase in customer traffic. Third, through MCMI's affiliation with the Company, MCMI has an exclusive buyer for its Contracts, thereby converting its accounts receivable into immediate cash. By maintaining a steady stream of cash flow, MCMI will be able to replenish its inventory and meet its operating needs of an ongoing basis which, in turn, reduces or eliminates MCMI's reliance on future borrowings. Fourth, with a successful Offering by the Company, the Company will have the capital it needs to fund the purchase of MCMI's Contracts as they become available. This alleviates MCMI's dependence on outside sources of financing to satisfy its capital requirements and to continue business operations.

  E.  Results of Operations.  The following discussion is qualified in its
      ---------------------
entirety by and should be read in conjunction with the Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

  (i)    Introduction.  MCMI's primary source of cash flows are the principal
         ------------
and interest payments arising under the Contracts. To date, MCMI has been successful in maintaining its business on a profitable basis through a successful private placement of its Contracts under Rule 504 of Regulation D promulgated under the Securities Act and normal business operations. In selling its Contracts to the Company, MCMI will be relieved of having to negotiate and contract with third party financial services from time to time to raise capital for its operations. This will also allow MCMI to concentrate on its primary business of selling Automobiles and to maintain a minimal debt structure.

  (ii)   Increase in Sales Volume. MCMI has experienced an average growth rate
         ------------------------
of over two hundred percent (200%) since its first year in business. (See "DESCRIPTION OF THE BUSINESS.") Based on the initiatives set forth above, Management is confident that MCMI's sales volume and revenues will continue to grow. Management expects this trend will continue irrespective of the impact of future market conditions on interest rates since the Non-Prime Consumer is already accustomed to higher market rates as a factor of the higher level of risk exposure he represents. However, higher interest rates may have a material impact on an Investor's investment decision by rendering his return on investment less competitive with other alternative investment opportunities and/or reducing the profit margin on funds borrowed to purchase a Contract.

  (iii)  Capital Expenditures.  Management plans to open two (2) new car lots
         --------------------
over the next two years in the Roanoke Valley which is in the State of Virginia. As a result, MCMI expects the trend of higher sales volume in fiscal 1997 and 1998 to continue with projected sales of 310 and 620, respectively. Management estimates that approximately $250,000.00 will be required to finance MCMI's cost of opening the two lots. Each lot will require approximately $100,000.00 in inventory and $25,000.00 in furniture and fixtures. MCMI intends to finance its expansion program principally from cash flow generated during normal business operations, revenues received from the sale of its Contracts to the Company, and/or funds obtained from conventional funding sources. (See "INVESTMENT HIGHLIGHTS.") Presently, MCMI does not intend to seek or incur additional credit facilities or debt since the Company will provide the financing needed by MCMI through the Offering.


  (iv) Affiliated Status.  A critical component of both MCMI's and the Company's
       -----------------
success is the exclusivity of their business relationship. MCMI will depend solely on the Company to purchase its Contracts which will generate the funds it needs to meet its expansion goals and operating expenses. The Company, in turn, will depend solely on MCMI to generate the Contracts it will purchase for resale to Investors. Accordingly, Investors' funds will be used by the Company primarily to purchase additional Contracts from MCMI and ultimately by MCMI to purchase new inventory used to fund its operating expenses and expansion program. This business relationship is primarily predicated upon the continued commonality of ownership of the two entities and the success of the Offering. (See "RISK FACTORS" and "DESCRIPTION OF THE BUSINESS.") There are no written agreements or arrangements memorializing this relationship at this time because of the existing commonality of ownership of the two entities and the significant advantage such relationship bestows on each entity over its competitors. (See "RISK FACTORS" and "COMPETITION.")


  F.  Benefits of Affiliation.    To remain competitive in the used car
      ------------------------
industry, MCMI must maintain sufficient operating capital to replenish its inventory. This cannot be accomplished if it finances the majority of its sales without the assistance of a finance company. The Company provides a ready market for MCMI's "car paper" (i.e., the Contracts), which generates the cash flow MCMI needs to satisfy its ongoing capital requirements. With a successful Offering, the Company anticipates it will have the capital reserves necessary to purchase MCMI's Contracts on a continual basis. Management's long term goal is to establish: (i) a market for MCMI's Contracts with large financial institutions, pension funds and/or insurance companies; and/or (ii) sufficient lines of credit, thereby reducing the need for individual investors.


  G.  Refining the Showroom.  Management will develop a new showroom concept
      ---------------------
which will be stimulating to the eye as well as the ear. On display will be video monitors replaying segments of movies and comedy stand-up routines, all of which poke fun or in some way humorously relate to the car industry. Intermixed between these segments will be portions of songs and other musical themes about cars, all being played through a computerized sound system. Management will emphasize the car theme in packaging this media by incorporating parts of cars into the display. For example, a video monitor could be installed inside the headlight and grill section of a '55 Chevy and hung from the ceiling. The car buying process then truly becomes a captivating and entertaining experience. Psychological research proves that humor lowers anxiety. By lowering a potential customer's anxiety level, his level of trust rises which increases the chances of selling more cars.


  H.  Warranty.   MCMI currently offers to its customers a five (5) day money
      --------
back guarantee and a bumper to bumper dealer cost warranty. If a customer does not like the Automobile for any reason, MCMI will give the customer his down payment back less mileage. With the warranty, which lasts for the full length of the financed contract term, MCMI only charges the customer what MCMI paid for the part (no markup). Labor under warranty is currently priced at $22.50 per hour. These features are unmatched in MCMI's market area, and Management believes few if any independent car companies offer these services in other regions of the United States.

                                  PROPERTIES


  The following table describes the principal office and business locations of the Company and MCMI and the monthly rental as of December 31, 1996:

Location                Description                                 Rent/Month
--------                -----------                                 ----------
3733 Williamson Road    Service and Collections Lot/1/                  $1,326
Roanoke, Virginia

4206 Williamson Road    Sales Lot and Executive and                     $1,650
Roanoke, Virginia       Administrative
                        Offices for MCMI and the Company/2/

Management projects to open an additional car lot per year for each of the next three years. Rental projections are based on lease rates that are comparable to existing lease agreements.

_______________

/1/  Leased (term expires July 31, 1998; no renewal option)

/2/  Leased (term expires August 31, 1997; unlimited one year renewal options)



                               LEGAL PROCEEDINGS

  Currently, neither Company nor MCMI is a party to any legal proceeding. Although there have been no such proceedings to date, there is no guarantee that such proceedings will not arise in the future in the ordinary course of business, especially with respect to collection efforts necessitated by customer defaults.


                                   MANAGEMENT

A.  Directors
    ---------

  The table below sets forth the name, age, and position of the Company's and MCMI's Directors:

Name                              Age  Position/Status
----                              ---  ---------------
Franklin W. Blankemeyer, Jr.      32   Director; 50% Shareholder
Jeffrey W. Akers                  32   Director; 50% Shareholder

Messrs. Blankemeyer and Akers are the sole shareholders and directors of MCMI and the Company and are serving terms that will expire at the date of the annual shareholders' meeting in 1996.

B.  Officers
    --------

  The table below sets forth the name, age and position of the Company's and MCMI's executive officers:

Name                              Age  Position
----                              ---  --------
  Franklin W. Blankemeyer, Jr.     32  President and Secretary
  Jeffrey W. Akers                 32  Vice-President and Treasurer

C.  Biographies of Directors and Officers
    -------------------------------------

  Franklin W. Blankemeyer, Jr.  Mr. Franklin W. Blankemeyer, Jr., co-founder and
  ----------------------------
Director of the Company and MCMI, has served as the President and Secretary for both companies since June 1993. Prior to founding the Company, Mr. Blankemeyer was employed by Valleydale Foods, Inc. and Valleydale Packers, Inc. (collectively "Valleydale") and served as plant manager of Valleydale's Salem, Virginia, sales/production facility directing the efforts of 225 employees. Valleydale had annual sales of $40,000,000. Mr. Blankemeyer was with both companies for a total of 8 years. Mr. Blankemeyer also served as program director for Southwestern Virginia's International Trade Association during his employment at Valleydale Packers, Inc. Mr. Blankemeyer graduated from Hampden-Sydney College in 1986, cum laude, with a B.S. in Economics.

  Jeffrey W. Akers.  Mr. Jeffrey W. Akers graduated from Virginia Tech in 1987
  ----------------
with a B. S. in Civil Engineering. He worked at Richard L. Williams Consulting Engineers as a Project Structural Engineer for three years designing small to medium sized commercial buildings before turning to the field of finance and investments. After two years serving as a Financial Consultant and a training manager for IDS Financial Services (now American Express Financial Advisors) where he qualified for the Mercury Award, presented to the top 20% performers, he founded the Company and MCMI with Franklin Blankemeyer. Mr. Akers is currently a Director and the Vice-President and Treasurer of both companies.

D.  Executive Compensation
    ----------------------

  Compensation of Directors.  Neither the Company's nor MCMI's Board of
  -------------------------
Directors receive any compensation or remuneration of any kind.
  The following table sets forth the aggregate annual compensation of the executive officers of MCMI and the Company for the last fiscal year:


                     Principal              Salary/Other        Annual
Name of Officer      Position        Year  Distributions/1/ Compensation/2/
---------------      ---------       ----  ---------------- ---------------
Franklin W.          President/       1996        56,472.00        NONE
Blankemeyer, Jr.     Secretary

Jeffrey W. Akers     Vice-            1996        56,472.00        NONE
                     President/
                     Treasurer

(1) The two principal officers received stockholder distributions in the amount of $56,472.00 each during 1996. No bonuses were paid during this time. The Company anticipates implementing a monthly salary in the amount of $2,000.00 for the two principals commencing in 1997, in addition to stockholder distributions.

(2) Neither officer received any other compensation or benefit of any kind during 1996.

    Cash Incentive Compensation.  At the present time there is no management
    ---------------------------
incentive plan or any other type of remuneration or compensation plan benefitting solely the executive officers of MCMI or the Company.


                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of the common stock of the Company as of the Effective Date, (i) by each director and officer, (ii) by each person known by the Company to be the beneficial owner of ten percent or more of the outstanding shares of common stock of the Company, and (iii) by all directors and officers as a group.


                             Number of Shares
     Name and Address       Beneficially Owned   Percent of Class
     ----------------       ------------------   ----------------
Franklin W.                         10                    50%
Blankemeyer, Jr.
P.O. Box 21264
Roanoke, Virginia 24018

Jeffrey W. Akers                    10                    50%
505 24th Street, S.W.
Roanoke, Virginia 24014

Directors and Officers              20                   100%
as a Group (2 persons)

Franklin W.
Blankemeyer, Jr.
P.O. Box 21264
Roanoke, Virginia 24018

Jeffrey W. Akers
505 24th Street, S.W.
Roanoke, Virginia 24014


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


  Except as specified herein, there are no transactions involving the Company or MCMI in which any director, officer, or shareholder or their spouses or other relatives, have had or will have a direct or indirect material interest. Mr. Blankemeyer's father and Mr. Akers' mother are current noteholders of MCMI which notes and terms are more particularly described below:


Payee                Original  Date of   Interest     Monthly      Terms    Balance
-------------------  Amount     Note       Rate       Payment     -------  12/31/96
                     --------  --------  ---------  ------------           ---------
Mr. Franklin W.      49,500    variable  7%         int. accrues  Demand      49,500
Blankemeyer, Sr.     60,961    03/04/94  7%         int. accrues  Demand      60,961
                     15,000    04/05/95  15%        $750          24 mos.      9,677

Mr. Franklin W.      12,681    variable  0%         N/A           Demand      12,681
Blankemeyer, Sr.

Mrs. Nancy           20,000    11/03/93  7%         $396          60 mos.      8,500
Maddox                8,000    03/30/95  7%         $158          60 mos.      6,254


  In addition, Mr. Akers' father is employed by MCMI on a full time basis. Mr. Frank Akers' salary is based entirely on commission and averages $35,000.00 per year.

  Currently, Jeffrey W. Akers is indebted to MCMI in the amount of $4,850.00 representing a cash advance. The debt is evidenced by an unsecured, non-interest bearing demand note.



                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Magee, Foster, Goldstein & Sayers, P.C.


                                    EXPERTS


  The audited financial statements of Genesis Financial Group, Inc., as of December 31, 1996 and 1995, and the audited financial statements of Mr. Car Man, Inc. as of December 31, 1995 and for the period then ended included in this Prospectus have been so included in reliance on the report and authority of Hope Player And Associates, P.C., an expert in auditing and accounting.


                [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK.]

                                    GLOSSARY

  The following are definitions of certain capitalized terms used in this
Prospectus:

  AFFILIATE - an affiliate of, or person affiliated with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the persons specified.

  AUTOMOBILES - the used cars, vans, light trucks and other vehicles sold by MCMI from time to time.

  CODE - the Internal Revenue Code of 1986, as amended.

  COMMISSION - the Securities And Exchange Commission.

  COMPANY - Genesis Financial Group, Inc., a Virginia corporation.

  CONTRACTS - the Installment Sales Contracts originated by MCMI during the normal course of its business operations of selling Automobiles to the general public, specifically the Non-Prime Consumer.

  EFFECTIVE DATE - the date upon which the registration statement, of which this Prospectus is a part, registering the Notes and Contracts and filed with the SEC on behalf of the Company is declared effective by the staff of the Commission.

  EXCHANGE ACT - The Securities Exchange Act of 1934, as amended.

  INVESTOR(S) - a purchaser of a Note offered by the Company pursuant to the Offering.

  MANAGEMENT - Messrs. Franklin W. Blankemeyer, Jr., and Jeffrey W. Akers.

  MCMI - Mr. Car Man, Inc., a Virginia corporation.

  NON-PRIME CONSUMER - an Automobile buyer with limited access to traditional sources of consumer credit.

  NON-PRIME MARKET - the automobile finance market for Non-Prime Consumers.

  NOTES - the corporate promissory notes offered by the Company hereunder.

  OFFERING - the offer for sale to investors by the Company of up to $7,500,000.00 in Notes and Contracts together with the Company's Guarantee, for the purpose of raising, in the aggregate, $7,500,000.00 which Offering is registered with the Commission on form SB-1.

  PROSPECTUS - the offering document delivered to Investors interested in purchasing the Notes.


  SECURITIES ACT - The Securities Act of 1933, as amended.

                             FINANCIAL STATEMENTS
                             --------------------

                                                                            Page
                                                                            ----

Comparative Financial Statements for
 Genesis Financial Group, Inc. and Mr. Car Man, Inc.

Comparative Balance Sheets for Genesis Financial Group, Inc. as of
 December 31, 1993, 1994, 1995 and 1996                                     F-1

Comparative Income Statements for Genesis Financial Group, Inc.
 for periods ended December 31, 1993, 1994, 1995 and 1996                   F-2

Comparative Balance Sheets for Mr. Car Man, Inc. as of
 December 31, 1993, 1994, 1995 and 1996                                     F-3

Comparative Income Statements for Mr. Car Man, Inc. for
 periods ended December 31, 1993, 1994, 1995 and 1996                       F-4

Audited Financial Statements of Genesis Financial Group, Inc.
 December 31, 1996 and 1995                                                 F-5

Report of Independent Auditors                                              F-6

Balance Sheets as of December 31, 1996 and 1995                             F-7

Statements of Income and Retained Earnings
 for years ended December 31, 1996 and 1995                                 F-8

Statement of Cash Flows for years ended December 31, 1996 and 1995          F-9

Notes to Financial Statements                                              F-10

Financial Statements for Mr. Car Man, Inc.
December 31, 1996 and 1995

Report of Independent Auditors                                             F-11

Balance Sheets as of December 31, 1996 and 1995                            F-12

Statements of Income and Retained Earnings for years ended
 December 31, 1996 and 1995                                                F-13

Statements of Cash Flows for years ended December 31, 1996 and 1995        F-14

Notes to Financial Statements                                              F-15

                             FINANCIAL STATEMENTS
                             --------------------

                                  (CONTINUED)
                                  -----------

                                                                            PAGE
                                                                            ----
Projected Financial Statements for Genesis Financial Group, Inc.
 and Mr. Car Man, Inc.                                                      F-16

Projected Balance Sheets for Genesis Financial Group, Inc. as of
 Years One and Two                                                          F-19

Projected Income Statements for Genesis Financial Group, Inc.
 for the Periods Ended Years One and Two                                    F-20

Summary of Significant Projection Assumptions
 for Genesis Financial Group, Inc. Years One and Two                        F-21

Projected Balance Sheets for Mr. Car Man, Inc. as of
 Years One and Two                                                          F-23

Projected Income Statements for Mr. Car Man, Inc.
 for the Periods Ended Years One and Two                                    F-24

Summary of Significant Projection Assumptions
 for Mr. Car Man, Inc. Years One and Two                                    F-25

                         GENESIS FINANCIAL GROUP, INC.
                          COMPARATIVE BALANCE SHEETS
                              AS OF DECEMBER 31,


                                             1993       1994      1995     1996
                                           UNAUDITED  UNAUDITED  AUDITED  AUDITED
     Assets
     ------

Current assets
 Cash                                          $  50          -        -        -
                                               -----  ---------  -------  -------

     Total current assets                         50          -        -        -

Organization costs, net                          401        315      229      143
                                               -----  ---------  -------  -------

     Total assets                                451        315      229      143
                                               =====  =========  =======  =======

  Liabilities and Stockholders' Equity
  ------------------------------------

Loans from stockholders                        9,224      9,174    9,174   11,600

Stockholders' equity
 Common stock, no par value,
 20 shares issued and 100
 shares authorized                             2,000      2,000    2,000    2,000
Retained earnings                            (10,773)   (10,859) (10,945) (13,457)
                                             --------   -------- -------- --------

                                             ( 8,773)   ( 8,859) ( 8,945) (11,457)
                                             --------   -------- -------- --------
Total liabilities and
 stockholders' equity                        $   451        315      229      143
                                             ========   ======== ======== ========

                                      F-1
                          GENESIS FINANCIAL GROUP, INC.

                         GENESIS FINANCIAL GROUP, INC.
                         COMPARATIVE INCOME STATEMENTS
                          PERIODS ENDED DECEMBER 31,

                          1993        1994       1995      1996
                       UNAUDITED   UNAUDITED   AUDITED   AUDITED

Revenues, net          $       -           -         -         -

     Expenses
Advertising                  566           -         -     2,000
Education                  8,066           -         -         -
Supplies                     470           -         -         -
Telephone                    731           -         -       376
Miscellaneous                789           -         -        50
Meals                        122           -         -         -
Amortization                  29          86        86        86
                        --------   ---------   -------    ------

     Total expenses       10,773          86        86     2,512
                        --------   ---------   -------    ------

Net loss                $(10,773)  (      86)  (    86)   (2,512)
                        ========   =========   =======    ======

                                      F-2
                               MR. CAR MAN, INC.
                          COMPARATIVE BALANCE SHEETS

                               MR. CAR MAN, INC.
                          COMPARATIVE BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                      1993          1994     1995      1996
                                                    UNAUDITED    UNAUDITED  AUDITED  UNAUDITED
     Assets
     ------

Current assets
 Cash                                               $  15,485      11,581    52,037     92,670
 Accounts receivable, trade                            19,784      74,187   162,873    319,860
 Accounts receivable,
  related party                                         2,200      12,983    11,447      5,345
 Inventory                                             18,844      26,152   132,936    207,901
                                                    ---------    --------   -------    -------

     Total current assets                              56,313     124,903   359,293    625,776

Fixed assets, net                                       3,131       7,245    29,529     36,609

Other assets                                            1,750       1,750     4,201      4,455
                                                    ---------    --------   -------    -------

     Total assets                                      61,194     133,898   393,023    666,840
                                                    =========    ========   =======    =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
Accounts payable                                        1,283         -       1,332      7,196
 Accrued expenses                                           -       5,809     7,732      7,732
 Current portion
  long-term debt                                            -      26,555    72,764     87,933
                                                    ---------    --------   -------    -------

     Total current liabilities                          1,283      32,364    81,828    102,861

Long-term debt                                         72,000     134,086   152,725    163,122

Accrued interest payable                                    -           -     5,809     13,541

Stockholders' equity
 Common stock, no par value,
  20 shares issued and
  100 shares authorized                                   100      20,100    20,100     20,100
 Retained earnings                                   ( 12,189)   ( 52,652)  132,561    367,216
                                                    ---------   ---------   -------    -------

     Total stockholders' equity                      ( 12,089)   ( 32,552)  152,661    387,316
                                                    ---------   ---------   -------    -------
     Total liabilities and
      stockholders' equity                          $  61,194     133,898   393,023    666,840
                                                    =========    ========   =======    =======

                                      F-3
                                MR. CAR MAN, INC.
                         COMPARATIVE INCOME STATEMENTS

                               MR. CAR MAN, INC.
                         COMPARATIVE INCOME STATEMENTS
                        FOR PERIODS ENDED DECEMBER 31,


                                1993         1994        1995        1996
                              UNAUDITED   UNAUDITED    AUDITED    UNAUDITED
Revenues, net                 $ 120,392     559,637   1,135,664   1,994,475
Cost of merchandise sold         92,265     456,841     713,182   1,324,202
                              ---------    --------   ---------   ---------

                                 28,127     102,796     422,482     670,273
Expenses
 Salaries and wages                   -           -           -      97,385
 Advertising                      8,712      23,267      42,781      48,656
 Legal and professional           1,476      15,825      24,963      16,346
 Rent                             6,250      15,896      23,645      38,681
 Telephone and utilities          2,321       7,155      12,845      21,758
 Supplies                         2,121       9,177      10,365      11,108
 Outside services                   536       2,253       8,066       6,329
 Collection costs                     -           -       7,201      16,647
 Bad debt expense                     -           -       6,794       1,744
 Travel and entertainment           110       6,027       6,412       5,694
 Repairs and maintenance          3,366       1,321       2,801         218
 Taxes - other                    2,409       5,512       4,506       7,118
 General insurance                  888       3,210       4,571       8,822
 Office expense                   2,659       5,253       3,580       4,100
 Education                        5,709       8,981       2,558       2,118
 Miscellaneous                    1,167       6,254       3,790      10,381
 Depreciation and
  amortization                      198         507       2,533       4,881
                              ---------    --------   ---------   ---------

                                 37,922     110,638     167,411     301,986
                              ---------    --------   ---------   ---------

Income (loss) from
 operations                    (  9,795)   (  7,842)    255,071     368,287

Interest expense               (  2,394)   ( 13,775)   ( 31,328)   ( 25,999)
Other income                          -           -           -       5,311
                              ---------    --------   ---------   ---------

     Net income               $( 12,189)   ( 21,617)    223,743     347,599
                              =========    ========   =========   =========

                         GENESIS FINANCIAL GROUP, INC.

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995

                      (WITH INDEPENDENT AUDITORS' REPORT)

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors
Genesis Financial Group, Inc.


We have audited the accompanying balance sheet of Genesis Financial Group, Inc. as of December 31, 1996 and 1995, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Financial Group, Inc. as of December 31, 1996 and 1995, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

HOPE PLAYER AND ASSOCIATES, P.C.



Roanoke, Virginia
March 6, 1997

                         GENESIS FINANCIAL GROUP, INC.

                                Balance Sheets

                          December 31, 1996 and 1995

                                               1996       1995
                                             ---------  --------
     Assets
     ------

Current assets
 Cash                                        $      -         -
                                             --------   -------

     Total current assets                           -         -

Organization costs, net                           143       229
                                             --------   -------

     Total assets                                 143       229
                                             ========   =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Loans from stockholders                        11,600     9,174

Stockholders' equity
 Common stock, no par value, 20 shares
  issued and 100 shares authorized              2,000     2,000
 Retained earnings                            (13,457)  (10,945)
                                             ---------  --------

                                              (11,457)  ( 8,945)
                                             ---------  --------
     Total liabilities and
      stockholders' equity                   $    143       229
                                             =========  ========

The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                  Statements of Income and Retained Earnings

                    Years Ended December 31, 1996 and 1995


                                   1996        1995
                                   ----        ----
Revenues, net                    $      -           -

Expenses
 Advertising                        2,000           -
 Education                              -           -
 Supplies                               -           -
 Telephone                            376           -
 Miscellaneous                         50           -
 Meals                                  -           -
 Amortization                          86          86
                                 --------     -------

     Total expenses                 2,512          86
                                 --------     -------

     Net loss                     ( 2,512)    (    86)

Retained earnings, beginning      (10,945)    (10,859)

Retained earnings, ending        $(13,457)    (10,945)


The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 1996 and 1995


                                                           1996      1995
                                                           ----      ----
Cash flows from operating activities
 Net income  (loss)                                       $(2,512)   (  86)
 Adjustments to reconcile net income to net cash
   provided by operating  activities
  Depreciation and amortization                                86       86
                                                          -------   ------

     Net cash provided (used) by operating activities      (2,426)       -

Cash provide by financing activities
 Increase in loans from stockholders                        2,426        -
                                                          -------   ------

Cash at beginning of year                                       -        -
                                                          -------   ------

Cash at end of year                                       $     -        -
                                                          =======   ======



The notes to financial statements are an integral part of these statements.

                         GENESIS FINANCIAL GROUP, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business
          -----------------------

          Genesis Financial Group, Inc. (Genesis) was formed to provide centralized funding, receivables, management, and collection services for installment sales contracts originated by Mr. Car Man, Inc.
          (MCMI), an affiliated company, from the sale of used automobiles, van, light trucks and other vehicles. MCMI sells used automobiles to individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. As of the date of these financial statements, Genesis has a limited operating history.

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all unrestricted highly liquefied investments with an initial maturity of three months or less to be cash equivalents.

          Income Taxes
          ------------

          The Company had originally elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, Genesis does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits. Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation.


Note 2.   RELATED PARTY TRANSACTIONS

          Notes payable to stockholders as of December 31, 1996 and 1995 represents amounts advanced by stockholders to fund initial working capital requirements. The loans are due on demand and bear no interest.

                         INDEPENDENT AUDITOR'S REPORT


The Board of Directors
Mr. Car Man, Inc.


We have audited the accompanying balance sheet of Mr. Car Man, Inc. as of December 31, 1995, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mr. Car Man, Inc. as of December 31, 1995, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

HOPE PLAYER AND ASSOCIATES, P.C.



Roanoke, Virginia
March 22, 1996

                               MR. CAR MAN, INC.

                                Balance Sheets

                          December 31, 1996 and 1995

                                                         1996             1995
                                                         ----             ----
                                                       UNAUDITED         AUDITED
     Assets
     ------

Current assets
 Cash                                                   $ 92,670          52,037
 Accounts receivable, trade                              319,860         162,873
 Accounts receivable, related party                        5,345          11,447
 Inventory                                               207,901         132,936
                                                        --------         -------

     Total current assets                                625,776         359,293

Fixed assets, net (Notes 2 and 3)                         36,609          29,529
Other assets                                               4,455           4,201
                                                        --------         -------

     Total assets                                        666,840         393,023
                                                        ========         =======

     Liabilities and Stockholders' Equity
     ------------------------------------

Current liabilities
 Accounts payable trade                                    7,196           1,332
 Accrued expenses                                          7,732           7,732
 Current portion long-term debt                           87,933          72,764
                                                        --------         -------

     Total current liabilities                           102,861          81,828

Long-term debt (Notes 3 and 5)                           163,122         152,725
Accrued interest payable                                  13,541           5,809
Commitments and contingencies (Note 5)

Stockholders' equity
 Common stock, no par value, 20 shares
  issued and 100 shares authorized                        20,100          20,100
 Retained earnings                                       367,216         132,561
                                                        --------         -------

                                                         387,316         152,661
                                                        --------         -------

     Total liabilities and stockholders' equity         $666,840         393,023
                                                        ========         =======

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                  Statements of Income and Retained Earnings

                    Years Ended December 31, 1996 and 1995

                                      1996          1995
                                      ----          ----
                                   UNAUDITED      AUDITED
Revenues, net                      $1,994,475     1,135,664
Cost of merchandise sold            1,324,202       713,182
                                   ----------     ---------
     Gross profit                     670,273       422,482

Expenses
 Salaries and wages                    97,385             -
 Advertising                           48,656        42,781
 Legal and professional                16,346        24,963
 Rent                                  38,681        23,645
 Telephone and utilities               21,758        12,845
 Supplies                              11,108        10,365
 Outside services                       6,329         8,066
 Collection costs                      16,647         7,201
 Bad debt expense                       1,744         6,794
 Travel and entertainment               5,694         6,412
 Repairs and maintenance                  218         2,801
 Taxes - other                          7,118         4,506
 General insurance                      8,822         4,571
 Office expense                         4,100         3,580
 Education                              2,118         2,558
 Miscellaneous expense                 10,381         3,790
 Depreciation and amortization          4,881         2,533
                                   ----------     ---------
                                      301,986       167,411
                                   ----------     ---------
     Income from operations           368,287       255,071

Interest expense                   (   25,999)    (  31,328)
Other income                            5,311             -
                                   ----------     ---------
                                   (   20,688)    (  31,328)

     Net income                       347,599       223,743

Retained earnings, beginning          132,561     (  52,652)
Less shareholder distributions     (  112,944)    (  38,530)

Retained earnings, ending          $  367,216       132,561
                                   ==========     =========


The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                           Statements of Cash Flows

                    Years Ended December 31, 1996 and 1995

                                                             1996         1995
                                                          -----------  ----------
                                                           UNAUDITED    AUDITED
Cash flows from operating activities
 Net income                                                $ 347,599     223,743
 Adjustments to reconcile net income to net cash
   provided by operating  activities
  Depreciation and amortization                                4,881       2,533
  Bad debt expense                                             1,744       6,794
  (Increase) decrease in:
   Trade accounts receivable                                (156,987)   ( 88,686)
   Inventories                                              ( 74,965)   (106,784)
  Increase (decrease) in:
   Trade accounts payable                                      5,864       1,332
   Accrued liabilities                                         7,732       7,732
                                                            --------    --------

     Net cash provided (used) by operating activities        135,868      46,664

Cash flows from investing activities
 Purchases of property and equipment                        ( 11,960)   ( 24,817)
 Loans made to related party                                       -    (  5,997)
 Payments received loans to related
  party, net of advances                                       4,358         739
 Increase in refundable deposits                            (    254)   (  2,451)
                                                             -------     -------

     Net cash provided (used) by  investing activities      (  7,856)   ( 32,526)

Cash flows from financing activities
 Proceeds from notes payable                                  58,048      78,315
 Principal repayment notes payable                          ( 32,483)   ( 13,467)
 Distributions to shareholders                              (112,944)   ( 38,530)
                                                             -------     -------

     Net cash provided (used) by financing activities       ( 87,379)     26,318
                                                             -------    --------

     Net increase in cash                                     40,633      40,456

Cash at beginning of year                                     52,037      11,581
                                                             -------    --------

Cash at end of year                                        $  92,670      52,037
                                                           =========    ========

The notes to financial statements are an integral part of these statements.

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Description of Business
          -----------------------

          Mr. Car Man, Inc. sells used automobiles and provides financing to its buyers. MCMI's customer base primarily consists of individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. The financing contracts are generally sold to third party investors.

          Cash and Cash Equivalents
          -------------------------

          For purposes of the statement of cash flows, the Company considers all unrestricted highly liquefied investments with an initial maturity of three months or less to be cash equivalents.

          Revenue Recognition
          -------------------

          Revenue is recognized at time of sale. For company provided financing, interest income on outstanding balance is recognized when earned. Proceeds received from financing contracts sold reduce the outstanding receivable balance.

          Inventory
          ---------

          Inventory is recorded at historical cost plus cost of repairs, if required. Cost of sales is determined on a specific identification method. Repossessions are recorded at the lower of cost or market.

          Fixed Assets
          ------------

          Fixed assets are carried at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method of depreciation for financial reporting purposes. The average estimated useful lives of the principal property categories are summarized as follows:

          Furniture and fixtures           7 years
          Machinery and equipment        10 years
          Leasehold improvements         30 years

          The modified accelerated cost recovery system is used for federal income tax purposes. Repairs and maintenance costs are charged to expense as incurred.

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          Income Taxes
          ------------

          The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits.

          Warranty Costs
          --------------

          The Company provides for warranty costs as products are repaired.

Note 2.   FIXED ASSETS, NET

          Fixed assets as of December 31, 1996 and 1995 are summarized by major category as follows:

                                                            1996          1995
                                                            ----          ----
          Leasehold improvements                         $  8,983         8,983
          Furniture and equipment                          18,688         9,776
          Assets under capital lease                       17,335        14,287
                                                         --------       -------

                                                           45,006        33,046
          Less accumulated depreciation
          and amortization                                ( 8,397)      ( 3,517)

                                                         $ 36,609        29,529
                                                         ========       =======


Note 3.   LONG-TERM DEBT

          As of December 31, 1996 and 1995, long-term debt is summarized as follows:

                                                            1996          1995
                                                            ----          ----
          Notes payable to individuals
          due on demand; interest payable
          monthly at varying interest
          rates, unsecured                               $ 20,000        55,000

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 3.   LONG-TERM DEBT (Continued)
          Note payable to individual due on
          demand; no interest; secured by
          inventory                                30,000          -

          Notes payable to individuals
          due on demand after December 31,
          1997; interest accrued and
          payable at time of demand               123,142    123,142

          Obligations under capital
          leases due in monthly
          installments of $575 including
          interest ranging from 12% to
          3.6%                                     10,007     11,597

          Notes payable to individuals
          due in monthly installments of
          $3,203 including interest ranging
          from 7% to 15%, maturities up
          to March, 2000; unsecured                44,466     35,750

          Note payable to individual due in
          monthly installments of $899
          including interest at 25%; secured
          by installment obligations               23,440          -
                                                ---------   --------

                                                  221,055    225,489
          Less current portion                   ( 87,933)  ( 72,764)

          Total long-term debt                  $ 163,122    152,725
                                                =========   ========

                               MR. CAR MAN, INC.

                         Notes to Financial Statements

                          December 31, 1996 and 1995

Note 3.   LONG-TERM DEBT (Continued)

          Annual maturities of long-term debt including capitalized leases are as follows:

          Year Ending
          December 31,
          ------------
              1997                            $  87,933
              1998                               24,033
              1999                              135,960
              2000                                3,129
                                               --------

                                              $ 251,055
                                               ========

Note 4.   LEASES

          The Company leases certain building and equipment under noncancellable operating leases. Lease terms range from three to five years. The following is a schedule of future minimum lease payments required under the operating leases as of December 31, 1996:

          Year Ending
          December 31,
          ------------
            1997                              $  32,174
            1998                                 11,636
                                                 ------

                                              $  43,810
                                                 ======

          Rental expense recorded for the year ended December 31, 1996 and 1995 was $36,212 and $23,645, respectively.


Note 5.   RELATED PARTY TRANSACTIONS

          Notes payable to related parties as of December 31, 1996 and 1995 includes loans from stockholders and their family members totaling $177,572 and $164,424, respectively. Certain loans accrue at various interest rates with principal and interest due on demand. Certain other loans are amortized monthly with maturities up to March, 2000. Also as of December 31, 1996, there is an outstanding receivable from a stockholder of $5,120.

                         GENESIS FINANCIAL GROUP, INC.
                            PROJECTED BALANCE SHEETS
                               YEARS ONE AND TWO
                                  (UNAUDITED)


                                                 YEAR           YEAR
                                                  ONE           TWO
     Assets
     ------

Current assets
 Cash                                         $     3,505       224,266
 Accounts receivable                            1,089,249     3,356,238
 Reserve for bad debts                         (   65,480)   (  341,869)
                                                ---------     ---------
     Total current assets                       1,027,274     3,238,635

Fixed assets, net                                       -        20,000

Organization costs, net                                57             -
                                               ----------     ---------

     Total assets                               1,027,331     3,258,635
                                               ==========     =========

  Liabilities and Stockholders' Equity
  ------------------------------------

Long-term debt                                  1,049,964     3,164,866

Stockholders' Equity
 Common stock no par value,
 20 shares issued and
 100 shares authorized                              2,000         2,000
Retained earnings
(deficit)                                      (   24,633)       91,769
                                                ---------       -------

                                               (   22,663)       91,769
                                                ---------       -------

Total liabilities and
 Stockholders' Equity                          $1,027,331     3,258,635
                                                =========     =========

                    (See Summary of Significant Assumptions)

                         GENESIS FINANCIAL GROUP, INC.
                          PROJECTED INCOME STATEMENTS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                     YEAR        YEAR
                                      ONE         TWO
Revenues, net                      $ 322,677   1,202,034

Interest expense                      90,329     373,146
                                   ---------   ---------

     Gross profit                    232,348     828,888

     Expenses

Personnel                             60,000     120,000
Occupancy                                  -      12,000
Legal and professional                10,000      15,000
Bad debt                              65,480     276,389
Collection costs                      12,770      39,400
Commissions                          75, 000     150,000
Other expenses
 Insurance                             3,000       6,000
 Travel and entertainment              7,500      11,250
 Office expenses                      10,000      15,000
 Telephone                             2,500       5,000
 Depreciation and amortization            86       5,057
                                   ---------   ---------

     Total expenses                  246,336     655,096
                                   ---------   ---------

Income (loss) before taxes         (  13,988)    173,792

Income taxes                       (   2,812)     57,390
                                    --------   ---------

     Net income (loss)             $( 11,176)    116,402
                                     =======   =========

                    (See Summary of Significant Assumptions)

                         GENESIS FINANCIAL GROUP, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO


The financial projection is based on subscribing an offering of $6 million in promissory notes and $1.5 million in installment sales contracts by the end of year two, and presents to the best of management's knowledge and belief, a summary of the Company's expected results of operations and changes in financial position for the projection period, if such funds are obtained. Accordingly, the projection reflects its judgement, as of March 10, 1997, the date of this projection, of the expected conditions and its expected course of action if the financing were obtained. The presentation is designed to provide information to potential lenders and investors concerning results if the funds were obtained and should not be considered to be a presentation of expected future results. Accordingly, this presentation may not be useful for other purposes. The assumptions disclosed herein are those management believes are significant to the projections. Even if funds are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

Genesis Financial Group, Inc. (Genesis) was formed to provide centralized funding, receivables management, and collection services for installment sales contracts originated by Mr. Car Man, Inc. (MCMI), an affiliated company, from the sale of used automobiles, vans, light trucks and other vehicles. MCMI sells used automobiles to individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. As of the date of these financial statements, Genesis has a limited operating history.

Income Taxes
------------

The Company had originally elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, Genesis does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits. Effective January 1, 1997, the Company terminated its S Corporation status and is now a C Corporation.

                         GENESIS FINANCIAL GROUP, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS

Note A.   REVENUES

          The Company expects to purchase installment sales contracts from its affiliated company, Mr. Car Man, Inc. (MCMI) in amounts of $1,500,000 and $3,000,000, in years one and two, respectively. Interest income will be recorded as revenue as earned, and other revenues will be recognized as received. Bad debt expense is estimated based on a percentage of ending accounts receivable.


Note B.   FIXED ASSETS

          In year two, management plans to establish a separate office for the Company operations. Depreciation expense is calculated based on the assets estimated useful life of five years.


Note C.   NOTES PAYABLE

          The notes payable are anticipated to be subscribed over years one and two, in the amounts of $1,166,664 and $2,666,664, respectively. These projections include interest expense calculations based on an 18% interest rate, assuming an equal amount of new notes on a monthly basis, with the first payment to be made in the first month following the issuance of the notes.


Note D.   EXPENSES

          The Company will be come fully operational in year one upon receipt of initial funds under the offerings of $6 million in notes and $1.5 million in installment sales contracts. The expenses represent management's estimate of the costs to operate and expand the business of Genesis Financial Group, Inc.


Note E.   INCOME TAX

          State and federal income taxes are calculated at current tax rates, and are assumed to be paid during the year for each of the years presented.

                                 MR. CAR MAN, INC.
                            PROJECTED BALANCE SHEETS
                               YEARS ONE AND TWO
                                  (UNAUDITED)

                                 YEAR       YEAR
                                  ONE        TWO

     Assets
     ------

Current assets
 Cash                           $412,246  1,005,576
 Accounts receivable, trade      255,888    204,710
 Inventory                       257,901    357,901
                                --------  ---------

     Total current assets        926,035  1,568,187

Fixed assets, net                 28,609     41,609

Other assets, net                  4,455      4,455
                                --------  ---------

     Total assets                959,099  1,614,251
                                ========  =========

  Liabilities and Stockholders' Equity
  ------------------------------------

Current liabilities
 Current portion long-term debt        24,033    135,960
                                     --------  ---------

Total current liabilities              24,033    135,960

Long-term debt                        139,089      3,129

Stockholders' equity
 Common stock, no par value,
  20 shares issued and
  100 shares authorized                20,100     20,100
 Retained earnings                    775,877  1,455,062
                                     --------  ---------

Total stockholders' equity            795,977  1,475,162
                                     --------  ---------

     Total liabilities and
      stockholders' equity           $959,099  1,614,251
                                     ========  =========

                   (See Summary of Significant Assumptions)

                               MR. CAR MAN, INC.
                          PROJECTED INCOME STATEMENTS
                               YEARS ONE AND TWO
                                  (UNAUDITED)


                                  YEAR        YEAR
                                   ONE         TWO

Revenues, net                   $1,750,400  3,500,800
Cost of merchandise sold         1,095,436  2,450,160
                                ----------  ---------

    Gross profit                   654,964  1,050,640

Expenses
 Personnel                          20,000     32,000
 Occupancy                          46,900     70,350
 Advertising                        50,000     75,000
 Legal and professional             24,000     36,000
 Other expenses
   Dues and fees                     1,478      2,217
   Education                         2,557      3,836
   Insurance                         5,000      7,500
   Miscellaneous                     8,500     12,750
   Operating supplies                6,400      9,600
   Office supplies                   6,400      9,600
   Outside services                 14,900     22,350
   Office expense                    2,668      4,002
   Repairs and maintenance           8,500     12,750
   Supplies                          6,400      9,600
   Taxes - other                     4,600      6,900
   Telephone                         9,000     13,500
   Travel and entertainment          5,000      7,500
   Meals                             4,000      6,000
   Depreciation expense              8,000     12,000
                                ----------  ---------

     Total expenses                234,303    353,455
                                ----------  ---------

Income from operations             420,661    697,185

Interest expense                    12,000     18,000
                                ----------  ---------

     Net income                 $  408,661    679,185
                                ==========  =========

                   (See Summary of Significant Assumptions)

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO


          The financial projection is based on subscribing an offering of $6 million in promissory notes and $1.5 million in installment sales contracts by the end of year two, and presents to the best of management's knowledge and belief, a summary of the Company's expected results of operations and changes in financial position for the projection period, if such funds are obtained. Accordingly, the projection reflects its judgement, as of March 10, 1997, the date of this projection, of the expected conditions and its expected course of action if the financing were obtained. The presentation is designed to provide information to potential lenders and investors concerning results if the funds were obtained and should not be considered to be a presentation of expected future results. Accordingly, this presentation may not be useful for other purposes. The assumptions disclosed herein are those management believes are significant to the projections. Even if funds are obtained, there will usually be differences between projected and actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
-----------------------

Mr. Car Man, Inc. sells used automobiles and provides financing to its buyers. MCMI's customer base primarily consists of individuals in the Roanoke, Virginia area who have limited access to traditional sources of consumer credit. The financing contracts have historically been sold to third party investors. These projected financial statements reflect sales primarily to Genesis Financial Group, Inc., an affiliated company.

Revenue Recognition
-------------------

Revenue is recognized at time of sale. For company provided financing, interest income on outstanding balance is recognized when earned. Proceeds received from financing contracts sold reduce the outstanding receivable balance.

Inventory
---------

Inventory is recorded at historical cost plus cost of repairs, if required. Cost of sales is determined on a specific identification method. Repossessions are recorded at the lower of cost or market.

                               MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)


Fixed Assets
------------

Fixed assets are carried at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method of depreciation for financial reporting purposes. The average estimated useful lives of the principal property categories are summarized as follows:

Furniture and fixtures          7 years
Machinery and equipment        10 years
Leasehold improvements         30 years

The modified accelerated cost recovery system is used for federal income tax purposes. Repairs and maintenance costs are charged to expense as incurred.

Income Taxes
------------

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of the Company's profits.

SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS

Note A.   REVENUES, NET

          The Management of Mr. Car Man, Inc. expects to sell installment sales contracts to its affiliated company, Genesis Financial Group, Inc. (Genesis) in amounts of $1,166,664 and $2,666,664 in years one and two, respectively. Sales for each year include $333,334 in installment sales contracts which will be sold to investors through an offering to the general public by Genesis.


Note B.   COST OF SALES

          Cost of sales is expected to increase as the amount of sales increases. The margins are projected to improve over historical levels due to the increased volume.

          Management anticipates opening a new car lot in years one and two which is estimated to require a base inventory of $100,000 per lot.

                                 MR. CAR MAN, INC.
                 SUMMARY OF SIGNIFICANT PROJECTION ASSUMPTIONS
                               YEARS ONE AND TWO
                                  (Continued)


Note C.   FIXED ASSETS

          Management anticipates opening a new car lot in years one and two at an estimated cost of $25,000 in additional fixed assets per car lot. Depreciation expense is calculated based on the assets' estimated useful life of five years.


Note D.   EXPENSES

          Operating expenses are expected to increase as revenues increase due to additional requirements of personnel and occupancy costs to support the new proposed car lot and increased expenses due to increased volume.


Note E.   INCOME TAX

          There is no provision for income tax expense in these financial statements because Mr. Car Man, Inc. is an S Corporation, and the stockholders have elected to report the taxable income or loss on their individual returns.

                                 APPENDIX "A"

                                Promissory Note
                                ---------------

                                PROMISSORY NOTE
                                ---------------


$______________   Roanoke, Virginia      Date: __________, 199__


     FOR VALUE RECEIVED, Genesis Financial Group, Inc., a Virginia corporation, promises to pay, without offset, to the order of_____________________________ ("Payee") the principal sum of____________ Dollars ($___________________)
together with interest on the unpaid balance from time to time remaining at the annual rate of eighteen percent (18%). Principal and interest shall be due and payable in equal monthly installments, commencing ____________, 199__ and on the first day of each month thereafter until _______________, _____, when the entire aggregate principal amount and accrued but unpaid interest shall be due and payable.

     Interest shall accrue on a 30/360 day basis. Each payment shall be applied first to interest then accrued, and the balance shall be credited to principal.

     Principal and interest are payable at such place as the holder hereof may designate in writing.

     If any payment herein provided for is not made within ten (10) days of the date when due, then before having recourse with respect to such nonpayment, the holder hereof shall give notice to the maker hereof of such nonpayment, and if the delinquent payment specified in such notice is not made within thirty (30) days of the effective date of such notice then the entire, unpaid principal sum evidenced by this note and all accrued, but unpaid interest shall at the option of the holder become immediately due and payable. No failure of the holder to exercise the right of accelerating the maturity of this indebtedness and no indulgence or forbearance granted from time to time shall be construed as a waiver of such right of acceleration or estop the holder from exercising such right at any time.

     Any notice required or desired to be given hereunder shall be in writing and shall be delivered by hand, or by U. S. certified mail and shall be properly addressed with sufficient postage delivery charge prepaid as follows:

          If to maker:             Genesis Financial Group, Inc.
                                   c/o Jeffrey W. Akers
                                   4206 Williamson Road
                                   Roanoke, Virginia  24012

          If to holder:            ________________________________

                                   ________________________________

                                   ________________________________

Any such notice shall be effective when actually received by the party to whom addressed. Either party may change its effective address by notice to that effect to the other party.

Notwithstanding any other provision of this note to the contrary, the holder hereof or his assignee or transferee or any other person from time to time entitled to receive payment hereunder, as the case may be, shall look solely to the assets of the maker of this note, both real and personal, in satisfaction of each and every obligation hereunder; in no event shall the officers or directors of maker have personal liability with respect to this obligation or any other obligation of maker.

     The maker and endorsers, guarantors and others from time to time obligated hereunder hereby severally waive and renounce the benefit of homestead and all other exemption rights as against this indebtedness or any renewal or extension hereof; and further waive demand, protest, notice of protest, presentment for payment, notice of dishonor and all defenses on the ground of extension of time for payment hereof.

     The maker hereof reserves the right to prepay the indebtedness evidenced hereby, in whole or in part, at any time or from time to time without penalty.

     Notwithstanding anything herein to the contrary, this Note shall be subject to the terms and conditions set forth in that certain Indenture issued to the Payee hereof to which Indenture reference is hereby made for a more detailed explanation of the additional obligations and responsibilities of the maker hereof and the additional rights of the holder.

     This note shall be governed and construed in all respects and enforced according to the laws of the Commonwealth of Virginia.

     IN WITNESS WHEREOF, the undersigned has caused this note to be executed as of the day and year first above set forth.

                                        Genesis Financial Group, Inc.,
                                        a Virginia Corporation

                                        By: _______________________________


                                        Its: _______________________________

                                 APPENDIX "B"

                              Subscription Letter
                              -------------------

                              SUBSCRIPTION LETTER
                              -------------------


Genesis Financial Group    Total Offering:     $7,500,000
4206 Williamson Road
Roanoke, Virginia 24012    Type of Investment  3 1/2 Year
                           Offered:            Promissory
                                               Notes

                           Initial Minimum
                           Investment:         $10,000.00

                           Total Investment:   $____________

                           Commencement Date
                           of Offering:        April __, 1997


Gentlemen:

     This letter is furnished to Genesis Financial Group, a Virginia corporation, ("Corporation"), in connection with the investment by the undersigned on this date in the amount shown above for the acquisition of one or more unsecured corporate promissory notes amortized over a three and one-half (3 1/2) year period at 18% per annum. In conjunction herewith, the undersigned hereby delivers his check, payable to the Corporation, in the amount equal to the total investment shown above.


     The undersigned hereby understands that the Notes have been registered under the Securities Act of 1933 ("1933 Act") and that the Corporation reserves the right, in its sole discretion, to reject any subscription at any time. Contemporaneously with the offering of its Notes, the Corporation will also offer for sale to investors Installment Sales Contracts ("Contracts") generated by and purchased from its Affiliate, Mr. Car Man, Inc. Although the Corporation does not currently intend to sell more than $6,000,000.00 in Notes to investors, the Corporation reserves the right to sell up to $7,500,000.00 in Notes, as well as up to $7,500,000.00 in Contracts. In no event, however, will more than $7,500,000.00 in the aggregate of Notes and Contracts be sold to investors. If not sooner terminated by the Corporation, this offering will terminate on the second anniversary date of the Effective Date of the Registration Statement. The undersigned understands there is no minimum offering amount required to be received before the Corporation may fully utilize the undersigned's funds. In conjunction with the offering, the undersigned agrees to execute the Power of Attorney form delivered with this Letter.

Nature, Type And Return On Investment
-------------------------------------

     The undersigned understands that the Corporation is in the business of purchasing at a discount some or all of the Retail Installment Sales Contracts ("Contracts") generated by its affiliate, Mr. Car Man, Inc. ("MCMI"), from time to time as they arise during the course of its normal business operations of selling used vehicles.

     The initial minimum investment is one Note for $10,000.00. Thereafter, the undersigned may purchase additional Notes in increments of $2,500.00. Interest shall accrue at the rate of 18% per annum, and the Notes shall be amortized on a 3 1/2 year basis. Principal and interest shall be payable on a monthly basis as provided for in the Notes.

     The undersigned acknowledges and understands that the Notes are unsecured and that the success of the Corporation's business depends upon the creation by MCMI of new sale transactions on a continual basis. The Corporation reserves the right at any time and from time to time to prepay, in whole or in part, any Note without penalty.

Indenture
---------

     The Notes and Contracts offered by the Corporation will be issued pursuant to and subject to the terms of that certain Indenture agreement executed by the Corporation in conjunction with this offering. The Indenture is required under the Trust Indenture Act of 1939 and imposes additional obligations on the Corporation in issuing the Notes and Contracts and servicing its debt obligations thereunder. A copy of the Indenture will be provided to each investor to which document reference is hereby made.

Receipt And Review Of Information
---------------------------------

     The undersigned acknowledges receipt of the Corporation's Prospectus filed with the Securities And Exchange Commission, a copy of the form Note, a copy of the Indenture, and a Subscriber Information Schedule ("Schedule"). In addition, the undersigned hereby acknowledges that he, or his investment advisor, has had the opportunity to ask questions of the Corporation's and MCMI's officers and receive and review all information and documentation requested pertaining to the officers, the Corporation and MCMI. The undersigned represents that he and/or his investment advisor: (i) is familiar with the financial condition of the Corporation and MCMI and the proposed business activities of the Corporation and MCMI; (ii) has discussed with the officers the current and proposed activities of the Corporation and MCMI including, without limitation, the selling operations of MCMI; and (iii) has conducted, to his sole satisfaction, all investigations and inquiries pertaining to the Corporation, MCMI and the officers thereof that he deemed necessary and expedient in making his investment decision. Accordingly, the undersigned believes that the Notes are securities of the kind he wishes to purchase and hold for investment and that the nature and amount of his investment are consistent with his investment program.

Acknowledgement Of Certain Facts
--------------------------------

     The undersigned hereby expressly acknowledges that he is aware of the following facts;

     (i) In addition to the risks summarized herein, there are other substantial risks involved in investing in the Corporation and, therefore, the risks set forth hereunder are not intended to be complete or relied upon by the undersigned as a basis for making an investment in the Corporation;

     (ii) Neither the Securities And Exchange Commission nor any state agency has passed upon the adequacy of this offering or upon the accuracy of any information or documentation provided to him or made any finding or determination as to the fairness of an investment in the Corporation. Any representation to the contrary is a criminal offense;

     (iii) He should only invest in the Corporation based upon his particular circumstances and should confer with and rely on his own investment and tax advisors as to the substantial risks inherent in an investment in the Corporation. He acknowledges that he has carefully read and completed, where necessary, in its entirety the Prospectus, Schedule, Indenture and this Letter and that neither the Corporation, its officers, nor any other party has made any representation or warranty with respect to the Corporation, MCMI, the officers thereof or the business conducted thereby except as otherwise specifically set forth herein and in the Prospectus;

     (iv) The Corporation and MCMI have provided him with an opportunity to meet and confer with the officers thereof regarding all aspects of the transactions contemplated by the Corporation including the creation of the Contracts and will afford him the opportunity to obtain any additional information, to the extent that the Corporation and MCMI possesses such information or can acquire it without unreasonable effort or expense; and

     (v)       This offering will continue for a period of two years.

Representations Of Investors And Risks
--------------------------------------

     The undersigned understands that an investment in the Corporation involves a high degree of risk. To induce the Corporation to issue and sell the Notes to the undersigned, the undersigned hereby warrants, represents and covenants to the Corporation as follows:

     (i) The undersigned can bear the economic risk of an investment in the Corporation and the acquisition of the subscribed for Notes for an indefinite period of time;

     (ii) The undersigned has sufficient available financial resources to provide adequately for his current needs, including possible personal contingencies, and can bear the economic risk of a complete loss of his investment hereunder without materially affecting his financial condition;

     (iii) The undersigned has been furnished with all materials, documents and information relating to the Corporation, MCMI and their activities, the offering of the Notes and anything set forth in this Letter and the Prospectus which he has requested and the undersigned has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information set forth in said documents;

     (iv) The Corporation, MCMI and their officers have answered all inquiries that the undersigned has put to them concerning the Corporation, MCMI and their activities and any other matters relating to the Corporation, MCMI and the offering;

     (v) The undersigned has not been furnished any offering literature other than this Letter, the Prospectus, the Indenture and the form Note and in making his investment decision has relied only on the information contained therein and his own investigations into the suitability of the investment, the projected rate of return and the proposed business to the conducted by the Corporation and MCMI. The undersigned is familiar with the methods and procedures of the proposed business operations contemplated by the Corporation and MCMI. The undersigned has carefully reviewed and understands this Letter, the Prospectus, the Indenture and the form Note and the risks of, and other considerations relating to, an investment in the Corporation. Furthermore, as set forth above, no representations or warranties have been made to the undersigned, or to his advisors, by the Corporation, MCMI, their officers or any other person with respect to the proposed business of the Corporation or MCMI, the financial condition of the Corporation or MCMI, and/or the economic, tax or other aspects or consequences of a purchase of the Notes, and the undersigned has not relied upon any information concerning this offering, written or oral, other than contained in this Letter, the Prospectus, the Indenture, the form Note and the information obtained through his own investigations. The undersigned acknowledges that the officers have answered all questions presented by the undersigned and/or his investment advisor and provided all information requested pertaining to the past operating history and financial condition of the Corporation and MCMI;

     (vi) The undersigned has been represented by such legal counsel, tax advisors, accountants and others selected by the undersigned as he has found necessary to consult concerning this transaction and to review and evaluate the tax, economic and other ramifications of an investment in the Corporation. No representation, warranty or advice of any kind is made by the Corporation, the officers or any other person with respect to any consequences relating to the business of the Corporation or an investment in the Corporation, except to the extent otherwise set forth in the Prospectus. (Please note that the provisions of the federal securities laws, in the view of the Commission, are not subject to disclaimer or waiver);

     (vii) The undersigned, if a corporation, partnership, trust or other form of business entity, is authorized and otherwise duly qualified to purchase and hold the Notes, and such entity has the principal place of business as set forth in the signature page hereof and such entity has not been formed for the specific purpose of acquiring the Notes;

     (viii) The undersigned understands that the Notes have been registered under the 1933 Act;

     (ix) All the information which the undersigned has furnished to the Corporation with respect to his financial position and business experience is correct and complete as of the date of this Letter and, if there should be any material change in such information prior to the consummation of this offering, the undersigned will immediately furnish such revised or corrected information to the Corporation;

     (x) The undersigned hereby acknowledges that no state regulatory authority has passed upon the adequacy or merits of this offering and has expressed no opinion as to the quality of the Notes offered hereunder; and

     (xi) The undersigned hereby acknowledges that all financial and related projections pertaining to the Corporation and MCMI are merely predictions which are dependent upon various assumptions including, but not limited to, the cost of maintaining inventory, the cost of overhead, market conditions, competition and general economic factors.

     The undersigned acknowledges that his right to purchase the Notes hereunder is not transferable or assignable by him.

     If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the representations and warranties herein contained shall be deemed to be made by, and be binding upon, each such person and his heirs, executors, administrators, successors and assigns.

Indemnification
---------------

     The undersigned agrees to indemnify and hold harmless the Corporation against any and all liabilities, losses, costs, damages, fees (including attorney's fees) and other expenses which the Corporation may sustain or incur by reason of the undersigned's breach of any representation or warranty contained herein; or by reason of any action improperly taken by the undersigned relating to the sale of the Notes.

Date of Execution:

__________________                           ___________________________________
                                             Signature



Date of Execution:

__________________                           ___________________________________
                                             Signature

                                             ___________________________________
                                             Printed or Typewritten Name


                                             ___________________________________
                                             Printed or Typewritten Name


                                             ___________________________________
                                             Street Address

                                             ___________________________________
                                             City, State, Zip Code


                                             ___________________________________
                                             Telephone

                                             ___________________________________
                                             Social Security Number or
                                             Tax ID Number

The investments purchased hereunder shall be held as follows:


                                        ____________________________________

                                        ____________________________________

                                        ____________________________________

                                        ____________________________________

                                        ____________________________________

                                 APPENDIX "C"

                                   Indenture
                                   ---------

               ________________________________________________


                         GENESIS FINANCIAL GROUP, INC.
                            a Virginia Corporation



                         ____________________________

                                   Indenture

                          Dated as of March 28, 1997

                         ____________________________


                                  $7,500,000

               Promissory Notes and Installment Sales Contracts
                           with Corporate Guarantees

                      3 1/2 Year Maturity Date For Notes
                     3 1/2 Year Average Term for Contracts



               ________________________________________________

                               TABLE OF CONTENTS

Article    Section              Heading                                Page
1                       DEFINITIONS AND INCORPORATION                   1
                        BY REFERENCE

           1.01         Definitions                                     1
           1.02         Other Definitions                               2
           1.03         Incorporation by Reference of Trust             3
                        Indenture Act
           1.04         Rules of Construction                           3

2                       THE SECURITIES                                  3

           2.01         Form and Dating                                 3
           2.02         Execution and Authentication                    3
           2.03         Registrar                                       4
           2.04         Corporation to Hold Money in Trust              4
           2.05         Securityholder Lists                            4
           2.06         Registration, Transfer and Exchange             4
           2.07         Replacement of Lost or Stolen                   5
                        Securities
           2.08         Outstanding Securities                          5
           2.09         Cancellation                                    5
           2.10         Defaulted Interest                              6

3                       PREPAYMENT OF NOTES                             6

           3.01         Notices to Registrar                            6
           3.02         Selection of Notes to be Prepaid                6
           3.03         Notice of Prepayment                            6
           3.04         Deposit of Prepayment Amount                    7
           3.05         Effect of Notice of Prepayment                  7
           3.06         Notes Prepaid in Part                           7

4                       COVENANTS                                       7

           4.01         Certain Definitions                             7
           4.02         Payment of Securities                           8
           4.03         Limitation on Liens                             8
           4.04         Payment of Dividends                           10
           4.05         Corporate Existence                            10
           4.06         Maintenance of Principal Properties            10
           4.07         Ownership of Restricted Subsidiaries           11
           4.08         SEC Reports                                    11
           4.09         No Lien Created                                11
           4.10         Compliance Certificate                         11

5                       SUCCESSOR CORPORATION                          12

           5.01         When Corporation May Merge, etc.                   12
           5.02         When Securities Must Be Secured                    12

6                       DEFAULTS AND REMEDIES                              12

           6.01         Events of Default                                  12
           6.02         Acceleration                                       14
           6.03         Other Remedies                                     14
           6.04         Waiver of Past Defaults                            14
           6.05         Control by Majority                                14
           6.06         Limitation on Suits                                15
           6.07         Rights of Holders to Receive Payment               15
           6.08         Collection Suit by Trustee                         15
           6.09         Trustee May File Proofs of Claim                   15
           6.10         Priorities                                         16
           6.11         Undertaking for Costs                              16


7                       TRUSTEE                                            16

           7.01         Duties of the Trustee                              16
           7.02         Rights of Trustee                                  17
           7.03         Trustee's Disclaimer                               18
           7.04         Individual Rights of Trustee, etc.                 18
           7.05         Notice of Defaults                                 18
           7.06         Reports by Trustee to Holders                      18
           7.07         Compensation and Indemnity                         18
           7.08         Replacement of Trustee                             19
           7.09         Successor Trustee by Merger, etc.                  20
           7.10         Preferential Collection of Claims                  20
                        Against Corporation

8                       DISCHARGE OF INDENTURE                             20


9                       AMENDMENTS, SUPPLEMENTS AND WAIVERS                20

           9.01         Without Consent of Holders                         20
           9.02         With Consent of Holders                            20
           9.03         Compliance with Trust Indenture Act                21
           9.04         Revocation and Effect of Consents                  21
           9.05         Notation on or Exchange of Securities              21
           9.06         Trustee to Sign Amendments, etc.                   22

10                      MISCELLANEOUS                                      22

          10.01         Trust Indenture Act Controls                       22
          10.02         Notices                                            22
          10.03         Communication by Holders with Other Holders        23
          10.04         Certificate and Opinion as to                      23
                        Conditions Precedent

          10.05         Statements Required in Certificate or Opinion      23
          10.06         When Treasury Securities Disregarded               24
          10.07         Rules by Trustee and Registrar                     24
          10.08         Legal Holidays                                     24
          10.09         Governing Law                                      24
          10.10         No Adverse Interpretation of Other Agreements      24
          10.11         Successors                                         24

                        SIGNATURES                                         25

     INDENTURE dated as of March 28, 1997, is entered into by and between Genesis Financial Group, Inc. ("Corporation"), and Nancy Mattox
("Trustee").


     Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Corporation's Promissory Notes and Installment Sales Contracts with corporate Guarantees (hereinafter collectively referred to as the "Securities"):

                                   ARTICLE 1
                  DEFINITIONS AND INCORPORATION BY REFERENCE
                  ------------------------------------------

Section 1.01.  Definitions.
               -----------

     "Contract" means the Corporation's Installment Sales Contracts issued pursuant to this Indenture and the Registration Statement.

     "Contract Securityholder" means any person who at the time is the holder of any Contract.

     "Corporation" means the party named as such in this Indenture until a successor replaces it and thereafter means the successor.

     "Default" means any event which is, or after notice or lapse of time or both would be, an Event of Default.

     "Guarantee" means the Corporation's guarantee to satisfy all obligations arising under a defaulted Contract until such time as a replacement Contract is substituted therefor.

     "Holder" or "Securityholder" means the person who is the holder of any Security and the person in whose name a Registered Security is registered on the Registrar's books.

     "Indenture" means this Indenture as amended or supplemented from time to time.

     "Note" means the Corporation's Promissory Notes issued pursuant to this Indenture and the Registration Statement.

     "Noteholder" means any person who at the time is the holder of any Note.

     "Officer" means the Chairman of the Board, the President, any Vice-President, the Treasurer or the Secretary of the Corporation.


     "Officers' Certificate" means a certificate signed by two Officers or by an Officer and an Assistant Treasurer or Assistant Secretary of the Corporation. (See Sections 10.04 and 10.05.)

     "Principal" of a Security means the amount stated as principal on the face of the Security.

     "Prospectus" means either the Notes Prospectus or Contracts Prospectus, as the context dictates, being a part of the Corporation's SB-1 Registration Statement filed with the SEC pursuant to which this Indenture has been issued.

     "Registered Security" means Securities of the Corporation issued pursuant to this Indenture and fully registered on the Registrar's books.

     "Registered Securityholder" means the registered holder of any Registered Security.


     "Registration Statement" means the SB-1 Registration Statement filed by the Corporation with the SEC pursuant to the Corporation's offer to sell up to $7,500,000.00 in Notes and Contacts to investors.

     "SEC" means the Securities and Exchange Commission.

     "Securities" means the Notes and Contracts with Guarantees, collectively, issued pursuant to this Indenture and the Registration Statement, and as amended or supplemented from time to time.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. (S)(S) 77aaa et seq.) as in effect on the date of this Indenture.


     "Trustee" means the party named as such in this Indenture until a successor replaces him and thereafter means the successor.

Section 1.02.  Other Definitions.
               -----------------


          Term                                    Defined in Section
     "Bankruptcy Law"                                    6.01
     "Board of Directors"                                4.01
     "Consolidated Net Tangible Assets"                  4.01
     "Custodian"                                         6.01
     "Debt"                                              4.01
     "Event of Default"                                  6.01
     "Legal Holiday"                                    10.08
     "Lien"                                              4.01
     "Principal Property"                                4.01
     "Registrar"                                         2.03
     "Restricted Property"                               4.01
     "Restricted Subsidiary"                             4.01
     "Subsidiary"                                        4.01

Section 1.03.  Incorporation by Reference of Trust Indenture Act.
               -------------------------------------------------

     Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

     "Commission" means the SEC.

     "indenture securities" means the Securities.

     "indenture securityholder" means a Securityholder.

     "indenture to be qualified" means this Indenture.


     "indenture trustee" means the Trustee.

     "obligor" on the indenture securities means the Corporation.

     All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule have the meanings assigned to them.

Section 1.04.  Rules of Construction.
               ---------------------

     Unless the context otherwise requires:

     (1) a term has the meaning assigned to it;

     (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

     (3)  "or" is not exclusive; and

     (4) words in the singular include the plural, and in the plural include the singular.

                                   ARTICLE 2
                                THE SECURITIES
                                --------------

Section 2.01.  Form and Dating.
               ---------------

     The Securities shall be comprised of the Notes and Contracts, a copy of which documents are appended hereto in Exhibits A and B, respectively. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. The Corporation shall approve the form of the Securities and any notation, legend or endorsement on them. Each Security shall be dated the date of its authentication.

Section 2.02.  Execution and Authentication.
               ----------------------------


     One Officer shall sign the Securities for the Corporation. With respect to the Contracts, the Officer shall sign the Assignment Of Sales Contract or the Partial Assignment Of Sales Contract (hereinafter the "Assignment") to evidence the transfer of this Security, all as more particularly described in the Contracts Prospectus. The Corporation's seal shall be reproduced on the Securities, if deemed necessary by the Trustee.

     No Security shall be valid until the Officer manually signs the Note or the Assignment. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

     The Corporation shall authenticate Securities for original issue in the aggregate principal amount of up to $7,500,000 as provided for in the Registration Statement. The aggregate principal amount of Securities outstanding at any time may not exceed that amount except as provided in Section 2.07.

Section 2.03.  Registrar.
               ---------

     The Corporation shall maintain an office where Securities may be presented for registration of transfer or for exchange ("Registrar") and for payment. The Registrar shall keep a register of the Registered Securities and of their transfer and exchange. The Corporation may have one or more Co-Registrars, any one or all of whom may be Officers.

Section 2.04.  Corporation to Hold Money in Trust.
               ----------------------------------


     The Corporation shall hold in trust for the benefit of Securityholders all money held by the Corporation for the payment of principal and/or interest on the Securities and shall notify the Trustee of any default by the Corporation in making any such payment. The Corporation shall segregate the money and hold it as a separate trust fund.

Section 2.05.  Securityholder Lists.
               --------------------


     The Corporation shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Registered Securityholders and provide the Trustee with a copy of the list as updated upon request in writing.

Section 2.06.  Registration, Transfer and Exchange.
               -----------------------------------

     The Corporation will issue fully Registered Securities in the forms of Exhibit A and Exhibit B attached hereto. With respect to the Contracts, the Corporation will also issue an executed Assignment form.

     When a Contract is presented to the Registrar or a Co-Registrar with a request to exchange it for a replacement Contract in the event of a default, the Registrar shall register the exchange as requested. The obligations of the Corporation to effectuate such exchanges is more particularly described in the Contracts Prospectus. To permit exchanges, the Corporation shall authenticate Securities at the Registrar's and/or Trustee's request. The Corporation will not charge a fee for any such exchange.

Section 2.07.  Replacement of Lost or Stolen Securities.
               ----------------------------------------


     If the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Corporation shall issue and authenticate a replacement Security corresponding to the Security that was lost, destroyed or wrongfully taken, if the requirements of the Virginia Uniform Commercial Code are met. In the event any lost, destroyed or wrongfully taken Security shall have matured or is about to mature, the Corporation may pay the same if the requirements of the applicable provisions of the Virginia Uniform Commercial Code are met. An indemnity bond must be sufficient in the judgment of the Corporation and Trustee to protect the Corporation, Trustee, the Registrar or any Co-Registrar from any loss which any of them may suffer if a Security is replaced. The Corporation may charge for its expenses in replacing a Security for the reasons set forth herein.

Section 2.08.  Outstanding Securities.
               ----------------------

     Securities outstanding at any time are all Securities authenticated by the Corporation except for those canceled by it and those described in this Section. Securities outstanding include those held by the Corporation or its affiliates.

     If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Corporation receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.

     If the Corporation pays in cash, by wire transfer, or by certified funds, either by personal delivery or by certified mail to the last known address of the Securityholder on a maturity date in an amount sufficient to pay Securities payable on that date, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue. Such Securities carry no rights except the right to receive payment.

Section 2.09.  Cancellation.
               ------------

     The Corporation at any time may deliver Securities to the Registrar for cancellation. The Registrar shall cancel and destroy all Securities surrendered for exchange, except defaulted

Contracts, payment or cancellation. The Corporation may not issue new Securities to replace Securities it has paid and delivered to the Registrar for cancellation.

Section 2.10.  Defaulted Interest.
               ------------------

     If and to the extent the Corporation defaults in a payment of any principal and/or interest due under any Registered Security, it shall pay the defaulted installment plus interest to the persons who are Registered Securityholders in accordance with the respective terms set forth under the Notes and Contracts.

                                   ARTICLE 3
                              PREPAYMENT OF NOTES
                              -------------------

Section 3.01.  Notices to Registrar.
               --------------------


     If the Corporation wants to prepay the Notes as provided therein, it shall notify the Registrar and Trustee of the prepayment date and the principal amount of Notes to be prepaid.


     If the Corporation wants to prepay a portion of the principal amount of the Notes on a pro-rata basis, it shall notify the Registrar and Trustee of the amount of the reduction and the basis for it.

Section 3.02.  Selection of Notes to be Prepaid.
               --------------------------------


     If less than all Notes are to be prepaid, the Registrar and Trustee shall select the Notes to be prepaid by a method the Registrar and Trustee consider fair and appropriate. The Registrar and Trustee shall make the selection from Notes outstanding not previously prepaid in part. The Registrar and Trustee may select for prepayment portions of the principal of Notes that have an outstanding principal balance larger than $1,000. Notes and portions of them they select shall be in amounts of $1,000 or an integral multiple of $1,000. Provisions of this Indenture that apply to Notes selected for prepayment in full also apply to portions of Notes selected for prepayment.

Section 3.03.  Notice of Prepayment.
               --------------------

     At least 5 days but not more than 30 days before a prepayment date, the Corporation shall mail and first publish notice of prepayment as provided in
Section 9.02.

     The notice shall identify the Notes to be prepaid and shall state:

     (1)  the prepayment date;

     (2)  the prepayment amount;

     (3)  the name and address of the Registrar;

     (4) that Notes prepaid in full must be surrendered to the Registrar to collect the prepayment amount;

     (5) that interest on Notes prepaid in full ceases to accrue on and after the prepayment date; and

     (6) the remaining principal indebtedness outstanding under Notes to be prepaid in part.

     The Registrar shall give the notice of prepayment in the Corporation's name and at its expense.

Section 3.04.   Deposit of Prepayment Amount.
                ----------------------------

     On or before the prepayment date, the Corporation shall deposit in a separate corporate account money sufficient to pay the prepayment amount on all Notes to be prepaid, in full or in part, on that date.

Section 3.05.  Effect of Notice of Prepayment.
               ------------------------------

     Once notice of prepayment is given, Notes called for prepayment in full become due and payable on the prepayment date and at the prepayment amount stated in the notice, unless a Noteholder shall provide Corporation with a written objection as to the prepayment amount within five (5) days after receipt of the notice of prepayment. Upon receipt of a written objection, the Corporation shall recalculate the principal and interest outstanding under the Note and shall pay the amount agreed upon by the Corporation and Noteholder. Upon surrender of the Notes to the Registrar and after any prepayment adjustment is made to a Note as provided herein, such Notes shall be paid as stated in the notice.

Section 3.06.  Notes Prepaid in Part.
               ---------------------

     Upon prepayment of a Note in part only, the Registrar shall certify for the Noteholder the principal balance remaining under the Note.

                                   ARTICLE 4
                                   COVENANTS
                                   ---------

Section 4.01.  Certain Definitions.
               -------------------

     "Board of Directors" means the Board of Directors of the Corporation or any committee of the Board.

     "Consolidated Net Tangible Assets" means the consolidated net worth of the Corporation, as determined under generally acceptable accounting principles, all as shown on the Corporation's most recent consolidated balance sheet.

     "Debt" means any debt for borrowed money or any guarantee of such a debt.

     "Lien" means any mortgage, pledge, security interest or lien.

     "Principal Property" means any property owned by the Corporation or a Restricted Subsidiary except any such property which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Corporation and its Subsidiaries.

     "Restricted Property" means:

     (1)  any Principal Property,

     (2)  any Debt of a Restricted Subsidiary, or

     (3) any shares of stock of a Restricted Subsidiary, not owned or hereafter acquired by the Corporation or a Restricted Subsidiary.

     "Restricted Subsidiary" means a Subsidiary deemed to be a significant subsidiary under the Rules and Regulations of the SEC in effect at the time the determination is made.

     "Subsidiary" means a corporation of which the Corporation, the Corporation and one or more Subsidiaries, or one or more Subsidiaries at the time own a majority of the corporation's outstanding stock having voting power under ordinary circumstances to elect a majority of that corporation's board of directors.

Section 4.02.  Payment of Securities.
               ---------------------

     The Corporation shall promptly pay the principal of, interest on and amounts owing under the Securities on the dates and in the manner provided in the Securities. An installment of principal, interest or other obligation due and owing shall be considered paid on the date it is due if the Registrar pays on that date money designated for and sufficient to pay the installment in the manner provided in Section 2.08 of this Indenture. The Corporation shall pay interest on overdue principal installments or on such other obligations owed by the Corporation at the rate borne by the applicable Security.

Section 4.03.  Limitation on Liens.
               -------------------

     The Corporation shall not, and it shall not permit any Restricted Subsidiary to, create, incur or assume a Lien on Restricted Property to secure a Debt unless:

     (1) the Lien equally and ratably secures the Securities and the Debt. The Lien may equally and ratably secure the Securities and any other obligation of the Corporation or a Subsidiary. The Lien may not secure an obligation of the Corporation that is subordinated to the Securities;

     (2) the Lien is on property, Debt or shares of stock of a corporation at the time the corporation becomes a Restricted Subsidiary;

     (3) the Lien is on property at the time the Corporation or a Restricted Subsidiary acquires the property. The Lien may not extend to any other property owned by the Corporation or a Restricted Subsidiary at the time the Lien is created, incurred or assumed;

     (4) the Lien secures Debt incurred to finance all or some of the purchase price or cost of construction of property of the Corporation or a Restricted Subsidiary. The Lien may not extend to any other property owned by the Corporation or a Restricted Subsidiary at the time the Lien is created, incurred or assumed. In the case of any construction, however, the Lien may extend to unimproved real property for the construction. The Debt secured by the Lien may not be incurred more than 120 days after the later of the acquisition, completion of construction or commencement of full operation of the property subject to the Lien;

     (5) the Lien secures Debt of a Restricted Subsidiary owing to the Corporation or another Restricted Subsidiary;

     (6) the Lien is on property of a corporation at the time the corporation merges into or consolidates with the Corporation or a Restricted Subsidiary;

     (7) the Lien is on property of a person at the time the person transfers or leases all or substantially all of its assets to the Corporation or a Restricted Subsidiary;

     (8) the Lien is in favor of a government or governmental entity and secures payments pursuant to a contract or statute or secures Debt incurred to finance all or some of the purchase price or cost of construction of the property subject to the Lien;

     (9) the Lien extends, renews or replaces in whole or in part a Lien ("existing Lien") enumerated in Clauses (1) though (8) above. The Lien may not extend beyond (i) the property subject to the existing Lien, and (ii) improvements and construction on such property. The Debt secured by the Lien may not exceed the Debt secured at the time by the existing Lien;

     (10) the Lien arises out of a judgment, decree or court order, so long as any appropriate legal proceeding which may have been initiated for review shall not have been finally terminated or so long as the period within which such proceeding may be initiated shall not have expired;

     (11) the Lien secures Debt of the Corporation or a Restricted Subsidiary if such Debt plus all other Debt of the Corporation and its Restricted Subsidiaries secured by Liens on Restricted Property, excluding Debt secured by a Lien existing as of the date of this Indenture or permitted by clauses (1) through (10) above, at the time does not exceed 5% of Consolidated Net Tangible Assets; or

     (12) the Lien pertains to the underlying vehicles securing the Contracts, as more particularly described in the Contracts Prospectus.


Section 4.04.  Payment of Dividends.
               --------------------

     The Corporation shall not: (a) declare or pay any dividend or make any distribution on its capital stock or to its stockholders (other than dividends or distributions payable solely in shares of the capital stock of the Corporation); (b) purchase, redeem or otherwise acquire or retire for value any shares of its capital stock; or (c) permit a Subsidiary to purchase, redeem or otherwise acquire or retire for value any share of capital stock of the Corporation until the Securities are satisfied in full.

Section 4.05.  Corporate Existence.
               -------------------

     Subject to Article 5, the Corporation will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights and franchises; provided, however, that the Corporation shall not be required to preserve any right or franchise if it shall determine that the preservation is no longer desirable in the conduct of the Corporation's business and that the loss will not be disadvantageous in any material respect to the Holders.


Section 4.06.  Maintenance of Principal Properties.
               -----------------------------------

     The Corporation will cause all Principal Properties to be maintained and kept in good condition, repair and working order and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Corporation may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that neither the Corporation nor any Restricted Subsidiary shall be prevented from discontinuing the operation and maintenance of any of such Principal Properties or from omitting to make any repairs, renewals, replacements, betterments or improvements thereof if such discontinuance or omission is, in the judgment of the Corporation, desirable in the conduct of the business of the Corporation and its Restricted Subsidiaries taken as a whole.

Section 4.07.  Ownership of Restricted Subsidiaries.
               ------------------------------------

     So long as any of the Securities shall be outstanding:

          (a) the Corporation will own directly, or indirectly, through one or more wholly-owned Subsidiaries, more than 80% of the voting shares, of each Restricted Subsidiary; and

          (b) the Corporation will not permit any Restricted Subsidiary to merge or consolidate with or into, or to sell, assign, transfer or otherwise dispose of the assets of such Restricted Subsidiary substantially as an entirety to any corporation or other person, except where the corporation surviving in such merger or consolidation, or the person to which such sale, assignment, transfer or other disposition is made, upon consummation of such transaction, will be a Restricted Subsidiary.

Section 4.08.  SEC Reports.
               -----------


     The Corporation shall file with the Trustee within 15 days after it files them with the SEC copies of the annual reports, information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. The Corporation also shall comply with the other provisions of TIA (S) 314(a) to the extent applicable.

Section 4.09.  No Lien Created.
               ---------------

     This Indenture and the Securities do not create a Lien, charge or encumbrance on any property of the Corporation or any Subsidiary.


Section 4.10.  Compliance Certificate.
               ----------------------


     The Corporation shall deliver to the Trustee within 120 days after the end of each fiscal year of the Corporation an Officers' Certificate stating whether or not the signers know of any default by the Corporation in performing its covenants in Article 4. If they do know of such a default, the Certificate shall describe the default. The Certificate need not comply with Section 10.05. The first Certificate shall be delivered to the Trustee by April 30, 1998.

                                   ARTICLE 5
                             SUCCESSOR CORPORATION
                             ---------------------

Section 5.01.  When Corporation May Merge, etc.
               --------------------------------

     The Corporation shall not consolidate with or merge into, or transfer all or substantially all of its assets to another corporation unless the resulting, surviving or transferee corporation assumes by supplemental indenture all the obligations of the Corporation under the Securities and this Indenture. Thereafter all such obligations of the predecessor corporation shall terminate.

Section 5.02.  When Securities Must Be Secured.
               -------------------------------

     If, upon any such consolidation, merger or transfer, a Restricted Property would become subject to an attaching Lien that secures Debt, then before the consolidation, merger, or transfer occurs, the Corporation by supplemental indenture shall secure the Securities by a direct Lien on the Restricted Property. The direct Lien shall have priority over all Liens on the Restricted Property except those already on it. The direct Lien may equally and ratably secure the Securities and any other obligation of the Corporation or a Subsidiary. The Corporation, however, need not comply with this Section if:

     (a) upon the consolidation, merger or transfer the attaching Lien will secure the Securities equally and ratably with Debt secured by the attaching Lien; or

     (b)  The Corporation or a Restricted Subsidiary under clauses (2) through
          (11) of Section 4.03 could create a Lien on the Restricted Property to secure Debt at least equal in amount to that secured by the attaching Lien.

                                   ARTICLE 6
                             DEFAULTS AND REMEDIES
                             ---------------------

Section 6.01.  Events of Default.
               -----------------

     Subject to Section 6.02, an "Event of Default" occurs if:

     (1) the Corporation defaults in the payment of an installment due under any Note when the same becomes due and payable, whether of maturity or otherwise, and the default continues after the expiration of any cure period provided for under the terms of the Note;

     (2) the Corporation defaults in the payment of any principal installment and/or other financial obligation due under any Contract when the same becomes due and payable, whether at maturity or otherwise, and the default continues after the expiration of any cure period provided for under the terms of the Contract;


     (3) the Corporation fails to comply with any of its other agreements in the Securities or this Indenture and the default continues for the period and after the notice specified below;

     (4)  the Corporation pursuant to or within the meaning of any Bankruptcy
          Law:

          (A)  commences a voluntary case;

          (B) consents to the entry of an order for relief against it in an involuntary case;

          (C) consents to the appointment of a Custodian of it or for any substantial part of its property;

          (D)  makes a general assignment for the benefit of its creditors; or

          (E)  fails generally to pay its debts as they become due; or

     (5) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

          (A)  is for relief against the Corporation in an involuntary case;

          (B) appoints a Custodian of the Corporation or for any substantial part of its property; or

          (C)  orders the liquidation of the Corporation;


          and the order or decree remains unstayed and in effect for 90 days.


     The term "Bankruptcy Law" means title 11, United States Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.


     A default under clause (3) above is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Corporation of the default and the Corporation does not cure the default within 90 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 6.02.  Acceleration.
               ------------


     If an Event of Default occurs and is continuing, the Trustee by notice to the Corporation or the Holders of at least 25% in principal amount of the Security of the type in default may declare the principal of and accrued interest on all of the Securities of the type in default to be due and payable immediately. Notwithstanding anything herein to the contrary, no Event of Default shall occur if the Corporation and the effected Securityholders shall negotiate a settlement of any outstanding default.

Section 6.03.  Other Remedies.
               --------------


     If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal, interest and/or other financial obligations due under the terms of the applicable Securities or to enforce the performance of any provision of the applicable Securities or this Indenture.


     The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04.  Waiver of Past Defaults.
               -----------------------


     Subject to Section 9.02, the Holders of a majority in principal amount of the Securities of the type in default by notice to the Trustee may waive an existing Default or Event of Default and its consequences. When a Default or Even of Default is waived, it is cured and stops continuing.


Section 6.05   Control by Majority.
               -------------------


     The Holders of a majority in principal amount of the Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. The Trustee, however, may refuse to follow any direction that conflicts with law or this Indenture, that is unduly prejudicial to the rights of other Securityholders or that may involve the Trustee in personal liability.

 Section 6.06.  Limitation on Suits.
                -------------------

     Subject to Section 6.02, the Securityholders of the Security of the type in default may not pursue any remedy with respect to this Indenture or the applicable Security unless:


     (1) the Securityholder(s) holding the Security in default gives the Trustee written notice of a continuing Event of Default as may be provided for under the terms of the applicable Security;


     (2) the applicable Securityholders holding at least 25% in principal amount of the Security of the type in default make a written request to the Trustee to pursue the remedy;


     (3) such Securityholder or Securityholders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense; and


     (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity.

     A Securityholder may not use this Indenture to prejudice the rights of another Securityholder holding a similar Security or to obtain a preference or priority over such a Securityholder.


Section 6.07.  Rights of Holders to Receive Payment.
               ------------------------------------

     Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of principal and/or interest on any Security, or to bring suit for the enforcement of any such payment on or after the respective due dates, shall not be impaired or affected without the consent of the Holder of the Security.


Section 6.08.  Collection Suit by Trustee.
               --------------------------


     If an Event of Default in payment of interest, principal, or any other obligation as specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Corporation for the whole amount of principal and interest remaining unpaid to all Securityholders of the Security of the type in default.


Section 6.09.  Trustee May File Proofs of Claim.
               --------------------------------


     The Trustee may file such proof of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Securityholders allowed in any judicial proceedings relative to the Corporation, its creditors or its property.

 Section 6.10.  Priorities.
                ----------


     If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:


First:  to the Trustee for amounts due under Section 7.07;

Second: to the applicable Securityholders for amounts due and unpaid on the Securities of the type in default for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third:  to the Corporation.


     The Trustee may fix a record date and payment date for any payment to Registered Securityholders.


Section 6.11   Undertaking for Costs.
               ---------------------


     In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder of Securities pursuant to
Section 6.07, or a suit by Holders of more than 10% in principal amount of the Securities.


                                   ARTICLE 7
                                    TRUSTEE
                                    -------


Section 7.01   Duties of the Trustee.
               ---------------------

     (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise its rights and powers and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     (b)  Except during the continuance of an Event of Default:

          (1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

          (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. The Trustee, however, shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

     (c) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

          (1) This paragraph does not limit the effect of paragraph (b) of this Section.

          (2) The Trustee shall not be liable for any error of judgment made in good faith, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

          (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

     (d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

     (e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

     (f) The Trustee shall not be liable for interest on any money received by it except as otherwise agreed with the Corporation.


Section 7.02.  Rights of Trustee.
               -----------------

     (a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

     (b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an opinion of counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Certificate or opinion.

     (c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

     (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.


Section 7.03.  Trustee's Disclaimer.
               --------------------

     The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Corporation's use of the proceeds from the Securities, and it shall not be responsible for any statement in the Securities, other than its certificate of authentication, or in any prospectus used in the sale of the Securities, other than statements provided in writing by the Trustee for use in such prospectus.


Section 7.04.  Individual Rights of Trustee, etc.
               ----------------------------------

     The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Corporation with the same rights it would have if it were not Trustee. Any Registrar or Co-registrar may do the same with like rights. The Trustee, however, must comply with Section 7.10.


Section 7.05.  Notice of Defaults.
               ------------------

     If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail and first publish as provided in Section 10.02 notice of the Default within 90 days after it occurs. Except in the case of a default in payment on any Security, the Trustee may withhold the notice if it in good faith determines that withholding the notice is in the interests of Securityholders.


Section 7.06.  Reports by Trustee to Holders.
               -----------------------------

     Within 60 days after each December 31 beginning with the December 31 following the date of this Indenture, the Trustee shall provide to the Securityholders specified in TIA (S) 313(c) a brief report dated as of such December 31 that complies with TIA (S) 313(a). The Trustee also shall comply with TIA (S) 313(b).


Section 7.07.  Compensation and Indemnity.
               --------------------------

     The Corporation may pay to the Trustee from time to time reasonable compensation for its services as negotiated between the Trustee and the Corporation. The Corporation shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses may include the reasonable compensation and expenses of the Trustee's agents and attorneys. The Corporation shall indemnify the Trustee against any loss or liability incurred by it. The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claims and the Trustee shall cooperate in the defense. The Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such counsel. The Corporation need not pay for any settlement made without its consent. The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence or bad faith.

     To secure the Corporation's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities.


Section 7.08.  Replacement of Trustee.
               ----------------------

     The Trustee may resign by so notifying the Corporation. The Holders of a majority in principal amount of the Securities may remove the Trustee by so notifying the removed Trustee and may appoint a successor Trustee with the Corporation's consent. The Corporation may remove the Trustee if:

     (1) the Trustee is adjudged a bankrupt or an insolvent;

     (2) a receiver or other public officer takes charge of the Trustee or its property; or

     (3)  the Trustee otherwise becomes incapable of acting.

     If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Corporation shall promptly appoint a successor Trustee.

     A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Corporation. Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers an duties of the Trustee under this Indenture. A successor Trustee shall give notice of its succession to each Securityholder as provided in Section 10.02.

     If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Corporation or the Holders of a majority in principal amount of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

 Section 7.09.  Successor Trustee by Merger, etc.
                ---------------------------------

     If a corporate Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust assets to another corporation, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.


Section 7.10.  Preferential Collection of Claims Against Corporation.
               ------------------------------------------------------

     The Trustee shall comply with TIA (S)311(a), excluding any creditor relationship listed in TIA (S)311(b). A Trustee who has resigned or been removed shall be subject to TIA (S)311(a) to the extent indicated.


                                   ARTICLE 8
                             DISCHARGE OF INDENTURE
                             ----------------------

     This Indenture and all obligations of the Corporation hereunder shall terminate upon the payment of all obligations due and owing under the Securities, as the same may be amended and/or adjusted from time to time.


                                   ARTICLE 9
                      AMENDMENTS, SUPPLEMENTS AND WAIVERS
                      -----------------------------------



Section 9.01.  Without Consent of Holders.
               --------------------------

     The Corporation may amend or supplement this Indenture or the Securities without notice to or consent of any Securityholder:

     (1) to cure any ambiguity, omission, defect or inconsistency;

     (2)  to comply with Article 5;

     (3) to provide for uncertificated Securities in addition to or in place of certificated Securities; or

     (4) to make any change that does not adversely affect the rights of any Securityholder.



Section 9.02.  With Consent of Holders.
               -----------------------

     The Corporation may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of not less than a majority in principal amount of the Securities. The Holders of a majority in principal amount of the Securities may waive compliance by the Corporation with any provision of this Indenture or the Securities without notice to any Securityholder. Without the consent of each

Securityholder specifically affected, however, an amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may not:

     (1) reduce the amount of Securities whose Holders must consent to an amendment, supplement or waiver;

     (2) reduce the rate or extend the time for payment of interest on any Security;

     (3)  reduce the principal of or extend the fixed maturity of any Security;

     (4) make any Security payable in money other than that stated in the Security; or

     (5)  waive a default in payment of principal or interest on any Security.


Section 9.03.  Compliance with Trust Indenture Act.
               -----------------------------------


     Every amendment to or supplement of this Indenture or the Securities shall comply with the TIA as then in effect, if applicable.


Section 9.04.  Revocation and Effect of Consents.
               ---------------------------------


     A consent to an amendment, supplement or waive by a Holder of a Security shall bind the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holer's Security, even if notation of the consent is not made on any Security. Any such Holder or subsequent Holder, however, may revoke the consent as to his Security or portion of a Security. The Trustee must receive the notice of revocation before the date the amendment, supplement or waiver becomes effective. After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder.



Section 9.05.  Notation on or Exchange of Securities.
               -------------------------------------

     If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Corporation or the Trustee so determine, the Corporation in exchange for the Security shall issue and the Trustee shall authorize a new Security that reflects the changed terms.

Section 9.06.  Trustee to Sign Amendments, etc.
               --------------------------------


     The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article if the amendment, supplement or waiver does not adversely affect the rights of the Trustee. If it does, the Trustee may but need not sign it. The Corporation may not sign an amendment or supplement until the Board of Directors approves it.


                                   ARTICLE 10
                                 MISCELLANEOUS
                                 -------------


Section 10.01.  Trust Indenture Act Controls.
                ----------------------------

     If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision shall control.


Section 10.02.  Notices.
                -------

     Any notice or communication shall be sufficiently given if in writing and delivered in person or mailed by first-class mail addressed as follows:

     If to the Corporation:   Genesis Financial Group, Inc.
                              4206 Williamson Road
                              Roanoke, VA  24012
                              Attention:  President

     If to the Registrar:     Genesis Financial Group, Inc.
                              4206 Williamson Road
                              Roanoke, VA  24012
                              Attention:  Registrar


     If to the Trustee:       Nancy Mattox
                              1200 Allen Street
                              New Castle, VA 24127

     Any notice or communication to Securityholders shall be sufficiently given if mailed by first-class mail to each Registered Securityholder at his address as it appears on the lists or registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.

     Failure to give notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the Securityholder receives or reads it.

Section 10.03.  Communication by Holders with Other Holders.
                -------------------------------------------


     Securityholders may communicate pursuant to TIA (S)312(b) with other Securityholders with respect to their rights under this Indenture or the Securities. The Corporation, the Trustee, the Registrar and anyone else shall have the protection of TIA (S)312(c).


Section 10.04.  Certificate and Opinion as to Conditions Precedent.
                --------------------------------------------------

     Upon any request or application by the Corporation to the Trustee to take any action under this Indenture, the Corporation shall furnish to the Trustee:

     (1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

     (2) an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

     Each opinion of counsel shall be in writing. The legal counsel who renders it may be an employee of or counsel to the Corporation. The legal counsel shall be acceptable to the Trustee.


Section 10.05.  Statements Required in Certificate or Opinion.
                ---------------------------------------------

     Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

     (1) a statement that the person making such certificate or opinion has read such covenant or condition;

     (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     (3) a statement that, in the opinions of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 10.06.  When Treasury Securities Disregarded.
                ------------------------------------

     In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Corporation or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Corporation shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.


Section 10.07.  Rules by Trustee and Registrar.
                ------------------------------

     The Trustee may make reasonable rules for the administration of this Indenture. Such rules may cover matters relating to action by or a meeting of Securityholders. The Registrar may make reasonable rules for its functions.


Section 10.08.  Legal Holidays.
                --------------

     A "Legal Holiday" is a Saturday, a Sunday, a legal holiday or a day on which banking institutions are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.


Section 10.09.  Governing Law.
                -------------

     This Indenture and the Securities shall be governed by the laws of the State of Virginia.


Section 10.10.  No Adverse Interpretation of Other Agreements.
                ---------------------------------------------

     This Indenture may not be used to interpret another indenture, loan or debt agreement of the Corporation or a Subsidiary. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.


Section 10.11.  Successors.
                ----------

     All agreements of the Corporation in this Indenture and the Securities shall bind its successors.

Dated: March ___, 1997                      Genesis Financial Group, Inc.,
                                            a Virginia corporation

                                            By: ___________________________

                                            Its: __________________________

Attest: _______________________________
          Secretary

                                 APPENDIX "D"

     Articles of Incorporation And Bylaws Of Genesis Financial Group, Inc.
     ---------------------------------------------------------------------

                                             APPENDIX D

                                     ARTICLES OF INCORPORATION

                                                 OF

                                    GENESIS FINANCIAL GROUP, INC.

                    The undersigned hereby forms a stock corporation under the provisions of Title 13:1 of the Code of Virginia of 1950, as amended to date, and to that end does by these Articles of Incorporation set forth the following information:

                         (a) The name of the corporation is to be known as Genesis Financial Group, Inc..

                         (b) The corporation shall have all general powers provided by law, including those specifically enumerated in
                    Article 4 of Title 13.1 of the Code of Virginia of 1950, as amended to date.

                         (c) The purpose for which this corporation is to be formed are:

                                i) To transact any business not prohibited by
                    law or required to be specifically stated in these Articles and for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

                               ii) To have and to enjoy all the general
                    powers accorded similar corporations by the laws of the Commonwealth of Virginia or by the laws of any other state or territory of which this corporation may be doing business as now existing or as hereafter enacted.

                         (d) The aggregate number of shares which the corpoation shall have authority to issue are as follows:

                         The aggregate number of shares which the corporation
                    shall have authority to issue are as follows:

                         Class                             Number of Shares
[LOGO OF BOUNDS          -----                             ----------------
 & DORSEY\PC\]
                         Common                                  100

                         (e) The post office address of the initial registered office is 19 West Church Avenue, Roanoke, Virginia 24011-2015, which is located in the City of Roanoke, Virginia.

                         (f) The name of the initial Registered Agent of this corporation is Charles N. Dorsey, a Registered Agent who meets the requirements of Virginia Code (S)13.1-634 and whose business office is identical with the registered office of the corporation, who is a resident of Virginia and a member of the Virginia State Bar.

                         (g) The number of directors consituting the initial Board of Directors is 2 and the names and addresses of the directors are as follows:


                    Franklin Blankemeyer     1424 Sherwood Avenue
                                             Roanoke, Virginia 24015

                    Jeff Akers               353 A Woods Avenue
                                             Roanoke, Virginia 24016


                         (h) The period of time for which this corporation shall endure shall be unlimited.

                        Given under my hand this 11th day of June, 1993.


                                             /s/ Charles N. Dorsey,
                                             _______________________________
                                             Charles N. Dorsey, Incorporator




[LOGO OF BOUNDS
 & DORSEY \PC\]

                                             BYLAWS OF

                                   GENESIS FINANCIAL GROUP, INC.


                                        ARTICLE 1 - OFFICE
                                        ------------------

                         The office of the Corporation shall be located in the
                    City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                                     ARTICLE II - SHAREHOLDERS
                                     -------------------------

                         The Shareholders of the Corporation shall be those who
                    appear on the books of the Corporation as holders of one or more shares of the capital stock, and the records of the Corporation shall be the only evidence as to who are the shareholders.

                               ARTICLE III - MEETING OF SHAREHOLDERS
                               -------------------------------------

                    Section I - Annual Meeting:
                    ---------------------------

                         The Annual meeting of the Shareholders of the
                    Corporation shall be held on the 6th of July of each year, at the office of the Corporation, unless otherwise stated in the notice of meeting.

                    Section 2 - Special Meetings:
                    -----------------------------

                         Special meetings of the Shareholders for any purpose or
                    purposes may be called by the President, the Board of Directors, or the holders of not less than 20-percent of the shares then outstanding and entitled to vote at such meeting.

                    Section 3 - Notice of Meeting:
                    ------------------------------

                         Notice of meetings of the Shareholders and waivers of
                    such notices shall be given or accepted in accordance with the appropriate provisions of the Virginia Stock Corporation Act.

[lOGO OF BOUNDS     Section 4 - Quorum:
 & DORSEY \PC\]     -------------------

                         At any meeting of the Shareholders, the holders of a
                    majority of the shares entitled to vote shall constitute a quorum, except as otherwise provided by law. The law holders of such shares may be present in person or represented by proxy to constitute such quorum.

                    Section 5 - Voting
                    ------------------

                         At each meeting of the Shareholders, every holder of
                    shares then entitled to vote may vote in person or by proxy and shall have one vote for each share registered in his or her name. Except as otherwise provided by the statute or by the Articles of Incorporation, any corporate action shall be authorized by a majority of votes cast at a meeting of Shareholders by the holders of shares entitled to vote.

                                  ARTICLE IV - BOARD OF DIRECTORS
                                  -------------------------------

                    Section 1 - Number, Election, and Term of Office:
                    -------------------------------------------------

                         The business and affairs of the corporation shall be
                    managed by a Board of Directors subject to any requirement of shareholder action requires by law. The Board of Directors shall be composed of one member. This number may be changed at any time by amendment of these Bylaws in accord with the Virginia Stock Corporation Act.

                         The Directors shall be elected at each annual meeting
                    of the Shareholders. Each Director shall hold office until the election of his or her successor. Any Director may resign at any time. Vacancies occurring among the Directors may be filled by the Directors.

                    Section 2 - Annual and Special Meetings:
                    ----------------------------------------

                         Annual meetings of the Board of Directors shall be held
                    immediately following the annual meeting of the Shareholders. A majority of the qualified members shall constitute a quorum. Other regular meetings of the Board may be held without notice at such time and place as the Directors may determine.

                    Section 3 - Special Meetings:
                    -----------------------------

                         Special meetings of the Board of Directors may be
                    called by the President or by one of the Directors, at such time and place as may be specified in the respective notices or waivers of notice.

                    Section 4 - Manner of Acting:
                    -----------------------------

                         At all meetings of the Board of Directors, each
[LOGO OF BOUNDS     Director present shall have one vote, irrespective of the
 & DORSEY\PC\]      number of shares of stock, if any, which he or she may hold.
                    The action of a majority of the Directors present at the meeting at which a quorum is present shall be the act of the Board of Directors.

                                        ARTICLE V - OFFICERS
                                        --------------------

                         The officers of the Corporation shall be a President,
                    who shall be a Director and a Secretary/Treasurer, all of whom shall be elected by the Board of Directors each year as soon after the annual meeting of the Shareholders as conveniently may be, and such other Officers as may from time to time be elected or appointed by the Board of Directors. The salaries of all Officers shall be fixed by the Board of Directors. To the extent permitted by law, one person may hold more than one office of the Corporation. Each Officer shall hold office until the annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified or until his death, resignation, or removal.

                                      ARTICLE VI - PRESIDENT
                                      ----------------------

                         The President shall be the chief executive officer of
                    the Corporation. The President shall attend and preside at all meetings of the Board of Directors, exercise general supervision over the property, business, and affairs of the Corporation, and do everything and discharge all duties generally pertaining to his office as the executive head of a corporation of this character, subject to the control of the Board of Directors. At each annual meeting of the Shareholders, the President shall render a general report of the Corporation's condition in business.

                         In the absence of the President, the Board of Directors
                    may designate some other one of their number to discharge such executive duties as may be required for the time being.

                                      ARTICLE VII - TREASURER
                                      -----------------------

                         The Treasurer shall, to the extent provided by the
                    Directors, have charge, and custody, of the funds, securities of whatsoever nature, and other like property of the Corporation; the Board of Directors shall designate the officer or officers, or other persons, who shall give, negotiate, or endorse checks, notes, and bills as may be required for the business of the Corporation. The Treasurer shall have authority to collect funds of the Corporation, and shall deposit same in such bank or banks as the Board of Directors from time to time may designate, and the same shall not be withdrawn thereafter except by checks executed in accordance with the authority of the Board of Directors.

                                     ARTICLE VIII - SECRETARY
                                     ------------------------

                         The Secretary shall sign, with the President, all
                    certificates of stock. The Secretary shall keep a book
                    containing the names of all persons who are now or hereafter become Shareholders of the Company, showing their places or residence, the number of shares held by them respectively, and the time when they respectively became the owners of
[LOGO OF BOUNDS     such shares. The Secretary shall further deep a record of
& DORSEY /PC/       the proceedings of the meetings of the Shareholders and
APPEARS HERE]       Directors of
                    the Corporation; he shall have charge of the seal of the Corporation, and shall perform such other duties as pertained to said office, or as the President or Board of Directors may from time to time require.

                                       ARTICLE IX -  DIVIDENDS
                                       -----------------------

                         The Board of Directors of the Corporation may, from
                    time to time, declare, and the Corporation may pay dividends on, its shares only in accordance with the provisions of
                    (S)43 of the Virginia Stock Corporation Act.

                                       ARTICLE X - CORPORATE SEAL
                                       --------------------------

                         The Corporate Seal of the Corporation shall be that
                    impressed upon the margin of this page.

                                       ARTICLE XI - INDEMNIFICATION
                                       ----------------------------

                         The Corporation may indemnify its Directors, Officers,
                    and Employees in the manner, against the matters, and to the full extent provided and permitted by (S)13.1-3.1 of the Code of Virginia of 1950, as amended.

                                       ARTICLE XII- FISCAL YEAR
                                       ------------------------

                         The fiscal year of the Corporation shall be fixed by
                    the Board of Directors.

                         The foregoing Bylaws of Genesis Financial Group, Inc.
                    were duly adopted by unanimous consent of the Board of Directors of the Corporation in lieu of the Organizational Meeting.


                                               /s/ Jeff Akers,
                                               -------------------------------
                                               Jeff Akers, Secretary


[LOGO OF BOUNDS
& DORSEY\PC\]

                                 APPENDIX "E"

                     Articles of Incorporation and Bylaws
                     ------------------------------------
                             of Mr. Car Man, Inc.
                             --------------------

                                       APPENDIX D


                                ARTICLES OF INCORPORATION
                                           OF
                                    MR. CAR MAN, INC.

                    The undersigned hereby forms a stock corporation under the provisions of Title 13:1 of the Code of Virginia of 1950, as amended to date, and to that end does by these Articles of Incorporation set forth the following information:

                         (a) The name of the corporation is to be known as Mr.
                    Car Man, Inc.,

                         (b) The corporation shall have all general powers
                    provided by law, including those specifically enumerated in
                    Article 4 of Title 13.1 of the Code of Virginia of 1950, as amended to date.

                         (c) The purposes for which this corporation is to be formed are:

                                i) To transact any business not prohibited by
                    law or required to be specifically stated in these Articles and for which corporations may be incorporated under the laws of the Commonwealth of Virginia.

                               ii) To have and to enjoy all general powers
                    accorded similar corporations by the laws of the Commonwealth of Virginia or by the laws of any other state or territory of which this corporation may be doing business as now existing or as hereafter enacted.

                         (d) The aggregate number of shares which the
                    corporation shall have authority to issue are as follows:
[LOGO BOUNDS
& DORSEY /PC/
APPEARS HERE]            Class                             Number of Shares
                         -----                             ----------------

                         Common                                   100

                         (e) The post office address of the initial registered is 19 West Church Avenue, Roanoke, Virginia 24011-2015, which located in the City Roanoke, Virginia.

                         (f) The name of the initial Registered Agent of this corportion is Charles N. Dorsey, a Registered Agent who meets the requirements of Virginia Code (S)13.1-634 and whose business office is identical with the registered office of the corporation, who is a resident of Virginia and a member of the Virginia State Bar.

                         (g) The number of directors constituting the initial
                    Board of Directors is 2 and the names and addresses of the directors are as follows:

                    Franklin Blankemeyer           142 Sherwood Avenue
                                                   Roanoke, Virginia 24

                    Jeff Akers                     353 A Woods Avenue
                                                   Roanoke, Virginia 24016

                         (h) The period of time for which this corporation shall endure shall be unlimted.

                         Given under my hand this 11th day of June, 1993


                                             /s/ Charles N. Dorsey
                                            ---------------------------------
                                            Charles N. Dorsey, Incorporator




[LOGO OF BOUNDS
AND DORSEY /PC/]

                                          BYLAWS OF

                                        MR.CAR MAN, INC.


                                       ARTICLE I - OFFICE
                                       ------------------

                         The office of the Corporation shall be located in the
                    City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the Untied States as the Board of Directors may, from time to time, determine.

                                    ARTICLE II - SHAREHOLDERS
                                    -------------------------

                         The Shareholders of the Corporation shall be those who
                    appear on the books of the Corporation as holders of one or more shares of the capital stock, and the records of the Corporation shall be the only evidence as to who are the shareholders.

                                   ARTICLE III - MEETING OF SHAREHOLDERS
                                   -------------------------------------

                    Section 1 - Annual Meeting:
                    ---------------------------

                         The annual meeting of the Shareholders of the
                    Corporation shall be held on the 6th of July of each year, at the office of the Corporation, unless otherwise stated in the notice of meeting.

                    Section 2 - Special Meeting:
                    ----------------------------

                         Special meeting of the Shareholders for any purpose or
                    purposes may be called by the president, the Board of Directors, or the holders of not less than 20-percent of the shares then outstanding and entitled to vote at such meeting.

                    Section 3 - Notice of Meeting:
                    ------------------------------

                         Notices of meeting of the Shareholders and waivers of
                    such notices shall be given or accepted with the appropriate provisions of the Virginia Stock Corporation Act.

                    Section 4 - Quorum:
                    -------------------

                         At any meeting of the shareholders, the holders of a
[LOGO OF BOUNDS     majority of the shares entitled to vote shall constitute a
& DORSEY/PC/        quorum, except as otherwise provided by law. The holders of
APPEARS HERE]       such shares may be present in person or presented by proxy to constitute such quorum.

                    Section 5 - Voting
                    ------------------

                         At each meeting of the Shareholders, every holder of
                    shares then entitled to vote may vote in person or by proxy and shall have one vote for each share registered in his or her name. Except as otherwise provided by statute or by the Articles of Incorporation, any corporate action shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote.

                               ARTICLE IV - BOARD OF DIRECTORS
                               -------------------------------

                    Section 1 - Number, Election, and Term of Office:
                    -------------------------------------------------

                         The business and affairs of the corporation shall be
                    managed by a Board of Directors subject to any requirement of shareholder action required by law. The Board of Directors shall be composed of one member. This number may be changed at any time by amendment of these Bylaws in accord with the Virginia Stock Corporation Act.

                         The Directors shall be elected at each annual meeting
                    of the Shareholders. Each Directors shall hold office until the election of his or her successor. Any Director may resign at any time. Vacancies occurring among the Directors may be filled by the Directors.

                   Section 2 - Annual and Special Meetings:
                   ----------------------------------------

                         Annual meetings of the Board of Directors shall be held
                    immediately following the annual meeting of the Shareholders, at the place of such annual meeting of the Shareholders. A majority of the qualified members shall constitute a quorum. Other regular meetings of the Board may be held without notice at such time and place as the Directors may determine.

                    Section 3 - Special Meetings:
                    ----------------------------

                         Special meetings of the Board of Directors may be
                    called by the President or by one of the Directors, at such time and place as may be specified in the respective notices or waivers of notice.

                    Section 4 - Manner of Acting:
                    ----------------------------

                         At all meetings of the Board of Directors, each
[LOGO OF BOUNDS     Director present shall have one vote, irrespective of the
& DORSEY\PC\        number of shares of stock, if any, which he or she may hold.
APPEARS HERE]       The action of a majority of the Directors present at any
                    meeting at which a quorum is present shall be the act of the Board of Directors.

                                         ARTICLE V - OFFICERS
                                         --------------------

                         The officers of the Corporation shall be a President,
                    who shall be a Director and a Secretary/Treasurer, all of whom shall be elected by the Board of Directors each year as soon after the annual meeting of the Shareholders as conveniently may be, and such other Officers as may from time to time be elected or appointed by the Board of Directors. The salaries of all Officers shall be fixed by the Board of Directors. To the extent permitted by law, one person may hold more than one office of the Corporation. Each Officer shall hold office until the annual meeting of the Board of Directors next succeeding his election and until his successor shall have been elected and qualified or until his death, resignation, or removal.

                                      ARTICLE VI - PRESIDENT
                                      ----------------------

                         The President shall be the chief executive officer of
                    the Corporation. The President shall attend and preside at all meetings of the Board of Directors, exercise general supervision over the property, business, and affairs of the Corporation, and do everything and discharge all duties generally pretaining to his office as the executive head of a corporation of this character, subject to the control of the Board of Directors. At each annual meeting of the Shareholders, the President shall render a general report of the Corporation's condition in business.

                         In the absence of the President, the Board of Directors
                    may designate some other one of their number to discharge such executive duties as may be required for the time being.

                                      ARTICLE VII - TREASURER
                                      -----------------------

                         The Treasurer shall, to the extent provided by the
                    Directors, have charge, and custody, of the funds, securities of whatsoever nature, and other like property of the Corporation; the Board of Directors shall designate the officer or officers, or other persons, who shall give, negotiate, or endorse checks, notes, and bills as may be required for the business of the Corporation. The Treasurer shall have authority to collect funds of the Corporation, and shall deposit same in such bank or banks as the Board of Directors from time to time may designate, and the same shall not be withdrawn thereafter except by checks executed in accordance with the authority of the Board of Directors.

                                     ARTICLE VIII - SECRETARY
                                     ------------------------

                         The Secretary shall sign, with the President, all
                    certificates of stock. The Secretary shall keep a book
                    containing the names of all persons who are now or hereafter
[LOGO OF BOUNDS     become Shareholders of the Company, showing their places of
AND DORSEY APPEARS  residence, the number of shares held by them respectively,
HERE \PC\]          and the time when they respectively became the owners of
                    such shares. The Secretary shall further keep a record of the proceedings of the meetings of the Shareholders and Directors of the Corporation; he shall have charge of the seal of the Corporation, and shall perform such other duties as pertained to said office, or as the President or Board of Directors may from time to time require.

                                        ARTICLE IX- DIVIDENDS
                                        ---------------------

                         The Board of Directors of the Corporation may, from
                    time to time, declare, and the Corporation may pay dividends on, its shares only in accordance with the provisions of
                    (S)43 of the Virginia Stock Corporation Act.

                                     ARTICLE X - CORPORATE SEAL
                                     --------------------------

                         The Corporate Seal of the Corporation shall be that
                    impressed upon the margin of this page.

                                    ARTICLE XI - INDEMNIFICATION
                                    ----------------------------

                         The Corporation may indemnify its Directors, Officers,
                    and Employees in the manner, against the matters, and to full extent provided and permitted by(S)13.1-3.1 of the Code of Virginia of 1950, as amended.

                                     ARTICLE XII - FISCAL YEAR
                                     -------------------------

                         The fiscal year of the Corporation shall be fixed by
                    the Board of Directors.

                         The foregoing Bylaws of Mr. Car Man, Inc. were duly
                    adopted by unanimous consent of the Board of Directors of the Corporation in lieu of the Organizational Meeting.


                                             /s/ Jeff W. Akers
                                             ---------------------------
                                             Jeff Akers, Secretary



[LOGO OF BOUNDS
AND DORSEY\PC\
APPEARS HERE]

             PART II.  INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 1.  Indemnification of Directors and Officers
         -----------------------------------------

     Sections 13.1-697 and 13.1-702 of the Code of Virginia, as amended, permit any Virginia Corporation to indemnify its directors and officers against liability incurred in a proceeding if he conducted himself in good faith and believed (a) in the case of conduct in his official capacity with the Corporation that his conduct was in its best interests and (b) in all other cases that his conduct was at least not opposed to its best interests. In the case of a criminal proceeding, a Corporation may indemnify a director made party to such proceeding if he had no reasonable cause to believe his conduct was unlawful. A Corporation may not indemnify a director under those Sections in connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under those Sections in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding. Unless limited by its Articles of Incorporation, the Corporation is required to provide mandatory indemnification to an officer or director who entirely prevails in the defense of any proceeding to which he was a party because he is or was an officer or director of the Corporation against reasonable expenses incurred by him in connection with the proceeding. Also, unless limited by the Corporation's Articles of Incorporation, an officer or director of the Corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or seek indemnification in another court of competent jurisdiction. The court may order indemnification if it determines the officer or director is entitled to mandatory indemnification as described above, in which case the court shall also order the Corporation to pay the officers, or directors' reasonable expenses incurred in obtaining court-ordered indemnification, or, with respect to a proceeding by or in the right of the Corporation, the officer or director is found by the court to be fairly and reasonably entitled to indemnification in view of all the relevant circumstances even though he was adjudged liable, but any indemnification shall be limited to reasonable expenses incurred. The Corporation is given the power to make further indemnity to any officers or directors that may be authorized by the Articles of Incorporation or any By-law made by the stockholders or any resolution adopted, before or after the event, by the stockholders, except an indemnity against gross negligence or willful misconduct.

     The Articles of Incorporation of Genesis Financial Group, Inc. provides that the directors and officers of the Company may be indemnified in the manner, against the matters, and to the full extent provided by the Code of Virginia.

Item 2.  Other Expenses of Income and Distribution
         -----------------------------------------

     All costs and expenses relating to the issuance and distribution of the Notes and Contracts by the Company pursuant to the Offering are set forth in the Prospectus in the section captioned "Use Of Proceeds" to which section reference is hereby made.

Item 3.  Undertakings
         ------------

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to provisions of the Code of Virginia or the Articles of Incorporation or Bylaws of the Company or resolution of the Company's stockholders adopted pursuant thereto, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than

Page 2
December 27, 1996

the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the option of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a((3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Item 4.   Unregistered Securities Issued or Sold Within the Past Two Years
          ----------------------------------------------------------------

     Mr. Car Man, Inc. ("MCMI") has sold in excess of $950,000.00 of Contracts within two years prior to the filing of this Registration Statement. The offering was consummated in December of 1995. The offering price and the basis for computing same were based on the same conditions and terms as set forth in the Contracts' Prospectus which is a part of this Registration Statement. The Company intends to sell the Contracts offered pursuant to this registered offering solely to MCMI's existing Contract holders. MCMI conducted the prior offering in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933 which permits offerings of securities not in excess of $1,000,000.00.

Items 5 and 6.  Exhibit Index and Description:
                -----------------------------

Exhibit No.    Description
-----------    -----------


  (2) Articles of Incorporation and Bylaws of Genesis Financial Group, Inc. and Mr. Car Man, Inc.

  (3) Specimen copy of Note and form Contract to be issued to investors; Assignment Of Sales Contract; Partial Assignment Of Sales Contract; Guarantee And Replacement Agreement; and Indenture

  (4)          Specimen copy of Letter

  (6)          Lease dated July 14, 1994, and Addenda by and between Rebecca L.
               Grasse and Mr. Car Man, Inc. and Lease dated July 17, 1995, and Addenda by and between J. D. Fralin and Mr. Car Man, Inc.

 10(a)         Consent of Hope Player and Associates, P.C.

 10(a) Consent of Magee, Foster, Goldstein & Sayers, P.C. (included in Exhibit No. 11)

 (11)          Opinion of Magee, Foster, Goldstein & Sayers, P.C.


                      /s/ Franklin W. Blankemeyer
                    --------------------------------
                      FRANKLIN W. BLANKEMEYER, JR.


                      /s/ Jeffery W, Akers
                    --------------------------------
                         JEFFREY W. AKERS


     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Roanoke, State of Virginia, on December 24, 1996.

(Registrant) Genesis Financial Group, Inc., a Virginia corporation


By (Signature and Title) /s/ Franklin W. Blakemeyer, Jr. President
                         -----------------------------------------

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


(Signature)     /s/ Franklin W. Blakemeyer, Jr.
           -----------------------------------------
               Franklin W. Blankemeyer, Jr.

(Title)          President, Secretary, Director
        --------------------------------------------


Signature)      /s/ Jeffery W, Akers
          ------------------------------------------
              Jeffrey W. Akers

(Title)       Vice-President, Treasurer, Director
         --------------------------------------------

                         GENESIS FINANCIAL GROUP, INC.

                                 Exhibit Index


                                                                   Page No.
Exhibit                                                         In Sequential
No.       Description                                              System
---       -----------                                              ------

(2)       Articles of Incorporation and Bylaws of Genesis           2.1
          Financial Group, Inc.

          Articles of Incorporation and Bylaws of Mr. Car           2.2
          Man, Inc.

(3)       Specimen copy of Note                                     3.1

          Specimen copy of form Contract                            3.2

          Assignment Of Sales Contract                              3.3

          Partial Assignment Of Sales Contract                      3.4

          Guarantee and Replacement Agreement                       3.5

          Indenture                                                 3.6

(4)       Specimen copy of Subscription Letter                      4.1

(6)       Lease dated July 14, 1994, and Addenda by and             6.1
          between Rebecca L. Grasse and Mr. Car Man, Inc.

          Lease dated July 17, 1995, and Addenda by and             6.2
          between J. D. Fralin and Mr. Car Man, Inc.

10(a)     Consent of Hope Player and Associates, P.C.              10.1

10(a)     Consent of Magee, Foster, Goldstein & Sayers, P.C.
          (included in Exhibit No. 11)

(11)      Opinion of Magee, Foster, Goldstein & Sayers, P.C.       11.1